Filed Pursuant to Rule 424(b)(1)
Registration No. 333-182305

PROSPECTUS

LinnCo, LLC

30,250,000 Common Shares

Representing Limited Liability Company Interests

This is the initial public offering of common shares (“shares”) representing limited liability company interests in LinnCo, LLC (“LinnCo”), a class of equity with indirect voting rights in LINN Energy, LLC (“LINN”). We are offering 30,250,000 shares in this offering. We are a recently formed limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes. We will use the net proceeds from this offering to acquire a number of units representing limited liability company interests (“units”) in LINN equal to the number of shares sold in this offering.

No public market currently exists for our shares. Our shares have been approved for listing on the NASDAQ Global Select Market under the symbol “LNCO.”

LinnCo’s only assets, both immediately after this offering and in the future, will be LINN units, which we will own on a one-for-one basis for each of our shares outstanding, and cash reserves for future tax obligations. LINN units are listed on the NASDAQ Global Select Market under the symbol “LINE.” The last reported sale price of LINN units on NASDAQ on October 11, 2012 was $40.01 per unit.

Investing in our shares involves risks. Please read “Risk Factors” beginning on page 30 of this prospectus.

These risks include the following:

•	Because our only assets will be LINN units, our cash flow and our ability to pay dividends on our shares are completely dependent upon the ability of LINN to make distributions to its unitholders.

•	We will incur corporate income tax liabilities on income allocated to us by LINN with respect to LINN units we own, which may be substantial.

•

An active trading market for our shares may not develop, and even if such a market does develop, the market price of our shares may be less than the price you paid for your shares and less than the market price of the LINN units.

•

Our shareholders will only be able to indirectly vote on matters on which LINN unitholders are entitled to vote, and our shareholders are not entitled to vote to elect our directors. Therefore, you will only be able to indirectly influence the management and board of directors of LINN, and you will not be able to directly influence or change our management or board of directors.

•	Your shares are subject to certain call rights that could require you to involuntarily sell your shares at a time or price that may be undesirable.

•

Our limited liability company agreement limits the fiduciary duties owed by our officers and directors to our shareholders, and LINN’s limited liability company agreement limits the fiduciary duties owed by LINN’s directors to its unitholders, including us.

	Per Share	Total
Price to the public	$36.500	$1,104,125,000
Underwriting discounts and commissions(1)	$1.505	$45,526,250
Proceeds to us	$34.995	$1,058,598,750

(1)	Excludes a structuring fee equal to 0.375% of the gross proceeds of this offering, up to a cap of $5,000,000, payable to Barclays Capital Inc.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional 4,537,500 shares on the same terms and conditions set forth above.

Affiliates of certain of the underwriters in this offering are lenders under LINN’s revolving credit facility and, accordingly, if LINN elects to use the proceeds it receives from LinnCo to repay debt outstanding under that facility, those lenders would indirectly receive a portion of the net proceeds from this offering. Please read “Underwriting (Conflicts of Interest).”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Barclays, on behalf of the underwriters, expects to deliver the shares on or about October 17, 2012.

Barclays	Citigroup	RBC Capital Markets	Wells Fargo Securities

BofA Merrill Lynch	Credit Suisse	Raymond James	UBS Investment Bank

Goldman, Sachs & Co.	J.P. Morgan

Baird CIBC	BMO Capital Markets Scotiabank / Howard Weil	Credit Agricole CIB Mitsubishi UFJ Securities

Prospectus dated October 11, 2012

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You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the risks discussed in the section titled “Risk Factors” beginning on page 30 and the historical financial statements of Linn Energy, LLC (“LINN”) and the notes to those financial statements included elsewhere in this prospectus. This prospectus also contains important information about LINN, including information about its businesses and financial and operating data, all of which you should read carefully before buying shares in this offering. Unless indicated otherwise, the information presented in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares. We include a glossary of some of the terms used in this prospectus as Appendix A.

DeGolyer and MacNaughton, independent petroleum engineers, provided the estimates of LINN’s proved oil and natural gas reserves as of December 31, 2009, 2010 and 2011 as well as estimates of proved reserves associated with the Green River Acquisition, East Texas Acquisition, Anadarko Joint Venture and the Hugoton Acquisition (each as defined below). All other reserve information included herein is based on internal estimates. As used herein, “Pro Forma Proved Reserves” represent the sum of (i) LINN’s estimated proved reserves as of December 31, 2011 and (ii) the estimated proved reserves acquired in the 2012 Acquisitions (as defined below). For information regarding the dates and commodity prices at which reserve information for the 2012 Acquisitions was calculated, see the table on page 4. As used in this prospectus, the term “LinnCo” and the terms “we,” “our,” “us” and similar terms refer to LinnCo, LLC, unless the context otherwise requires. In addition, the term “LINN” refers to Linn Energy, LLC. As used in this prospectus, the term “shares” refers to common shares representing limited liability company interests in LinnCo and “units” refers to units representing limited liability company interests in LINN.

Overview

LinnCo

We are a recently formed Delaware limited liability company that has elected to be treated as a corporation for United States (“U.S.”) federal income tax purposes. Our sole purpose is to own LINN units and we expect to have no assets or operations other than those related to our interest in LINN. As a result, our financial condition and results of operations will depend entirely upon the performance of LINN. We will use the net proceeds from this offering to acquire a number of LINN units equal to the number of LinnCo shares sold in this offering.

At the closing of this offering, we will own one LINN unit for each of our outstanding shares, and our limited liability company agreement requires that we maintain a one-to-one ratio between the number of our shares outstanding and the number of LINN units we own. When LINN makes distributions on the units, we will pay a dividend on our shares of the cash we receive in respect of our LINN units, net of reserves for income taxes payable by us. For each of the periods ending December 31, 2012, 2013, 2014 and 2015, we estimate that our income tax liability will be between 2% and 5% of the cash distributed to us. On July 24, 2012, LINN declared a regular quarterly cash distribution of $0.725 per unit, or $2.90 per unit on an annualized basis. Accordingly, if LINN were to maintain its current annualized distribution of $2.90 per unit through 2015, the amount reserved to pay income taxes of LinnCo is estimated to be between $0.06 and $0.15 per share for each of the periods ending December 31, 2012, 2013, 2014 and 2015. For example, we currently estimate that, for the period ending December 31, 2013, our dividend will be $2.84 per share on an annualized basis.

Like shareholders of a corporation, our shareholders will receive a Form 1099-DIV and will be subject to U.S. federal income tax, as well as any applicable state or local income tax, on taxable dividends received by them. We estimate that for each of the periods ending December 31, 2012, 2013, 2014 and 2015, you will recognize an amount of taxable dividend income that will be between 0% and 60% of the cash dividends paid to you during each such period. The excess of the cash dividends that you receive over your taxable dividend income during each such period will reduce your tax basis in your shares, or will be taxable as capital gain to the extent they exceed your tax basis in your shares. Our shareholders will not report our items of income, gain, loss and deduction, nor will they receive a Schedule K-1. Our shareholders also will not be subject to state income tax filings in the various states in which LINN conducts operations as a result of owning our shares. Please read “Material U.S. Federal Income Tax Consequences” for additional details.

We will submit to a vote of our shareholders any matter submitted by LINN to a vote of its unitholders, including any election of LINN’s directors. We will vote LINN units that we hold in the same manner as the owners of our shares vote (or refrain from voting) their shares on those matters. In addition, our shareholders will be entitled to vote on certain fundamental matters affecting LinnCo. Our shareholders will not be entitled to vote to elect our board of directors. The sole voting share that is entitled to vote to elect our board of directors is owned by LINN. Our initial board of directors will be identical to LINN’s board of directors, and our initial officers will be the individuals who serve as officers of LINN. Please see “Description of the Limited Liability Company Agreements—Our Limited Liability Company Agreement” for a detailed description of these matters.

LINN

LINN is one of the largest publicly traded, U.S.-focused, independent oil and natural gas companies and is the largest publicly traded upstream oil and natural gas company that is treated as a partnership for U.S. federal income tax purposes. LINN is focused on the development and acquisition of long-life oil and natural gas properties, which complement its asset profile in various producing basins within the U.S. LINN’s properties are currently located in eight operating regions in the U.S.:

•	Mid-Continent, which includes properties in Oklahoma, Louisiana and the eastern portion of the Texas Panhandle (including the Granite Wash and Cleveland horizontal plays);

•	Hugoton Basin, which includes properties located primarily in Kansas and the Shallow Texas Panhandle;

•	Green River Basin, which includes properties located in southwest Wyoming;

•	Permian Basin, which includes areas in west Texas and southeast New Mexico;

•	Michigan/Illinois, which includes the Antrim Shale formation in the northern part of Michigan and oil properties in southern Illinois;

•	California, which includes the Brea Olinda Field of the Los Angeles Basin;

•	Williston/Powder River Basin, which includes the Bakken formation in North Dakota and the Powder River Basin in Wyoming; and

•	East Texas, which includes properties located in east Texas.

LINN’s total proved reserves at December 31, 2011 were 3.4 Tcfe, of which approximately 34% were oil, 50% were natural gas and 16% were NGL. Approximately 60% of LINN’s total proved reserves were classified as proved developed, with a total standardized measure of discounted future net cash flows of $6.6 billion. At December 31, 2011, LINN operated 7,759, or 69%, of its 11,230 gross productive wells and had an average proved reserve-life index of approximately 22 years, based on LINN’s total proved reserves at December 31, 2011 and annualized production for the three months ended December 31, 2011.

On July 31, 2012, LINN completed the acquisition of certain oil and natural gas properties located in the Green River Basin area of southwest Wyoming (the “Green River Acquisition”) for total consideration of approximately $990 million. The Green River Acquisition included approximately 806 Bcfe of proved reserves as of the acquisition date.

On May 1, 2012, LINN completed the acquisition of certain oil and natural gas properties located in east Texas (the “East Texas Acquisition”) for total consideration of approximately $168 million. On March 30, 2012, LINN completed the acquisition of certain oil and natural gas properties located in the Hugoton Basin area of southwestern Kansas (the “Hugoton Acquisition”) for total consideration of approximately $1.17 billion. On April 3, 2012, LINN entered into a joint venture agreement (the “Anadarko Joint Venture”) with an affiliate of Anadarko Petroleum Corporation (“Anadarko”) whereby LINN will participate as a partner in the CO2-enhanced oil recovery development of the Salt Creek field, located in the Powder River Basin of Wyoming. As part of this joint venture, Anadarko assigned LINN 23% of its interest in the field in exchange for future funding by LINN of $400 million of Anadarko’s development costs. See “—Recent Developments.” Giving effect to the East Texas Acquisition, the Hugoton Acquisition, the Anadarko Joint Venture and the Green River Acquisition, LINN’s pro forma proved reserves are approximately 5.1 Tcfe, of which approximately 25% are oil, 55% are natural gas and 20% are NGL, with approximately 66% proved developed.

LINN generated adjusted EBITDA of approximately $998 million for the year ended December 31, 2011 and $621 million for the six months ended June 30, 2012. See “—Non-GAAP Financial Measures” for a

reconciliation of adjusted EBITDA to net income (loss). For 2012, LINN estimates its total capital expenditures, excluding acquisitions, will be approximately $1.1 billion, including approximately $1.05 billion related to its oil and natural gas capital program. This estimate is under continuous review and is subject to ongoing adjustments. LINN expects to fund these capital expenditures primarily with cash flow from operations and borrowings under LINN’s revolving credit facility.

The following table sets forth certain information with respect to LINN’s proved reserves at December 31, 2011 and Pro Forma Proved Reserves and average daily production for the six months ended June 30, 2012:

Region	Proved Reserves At December 31, 2011 (Bcfe)(1)	Proved Reserves 2012 Acquisitions (Bcfe)(1)	Pro Forma Proved Reserves (Bcfe)(1)	Pro Forma % Oil and NGL	Pro Forma % Proved Developed	Average Daily Production For The Six Months Ended June 30, 2012 (MMcfe/d)
Mid-Continent	1,860	24	1,884	41%	53%	290
Hugoton Basin(2)	380	701	1,081	47%	87%	95
Green River Basin(3)	—	806	806	27%	53%	—
Permian Basin	527	—	527	79%	56%	84
Michigan/Illinois	317	—	317	4%	91%	35
California	193	—	193	93%	93%	13
Williston/Powder River Basin(2)	93	96	189	92%	63%	25
East Texas(4)	—	110	110	3%	100%	8

Total	3,370	1,737	5,107	45%	66%	550

(1)	Except as otherwise noted, proved reserves for oil and natural gas assets were calculated on December 31, 2011, the reserve report date, and use a price of $4.12/MMBtu for natural gas and $95.84/Bbl for oil, which represent the unweighted average of the first-day-of-the-month prices for each of the twelve months immediately preceding December 31, 2011.
(2)	Pro forma proved reserves for the Hugoton Acquisition (in the Hugoton Basin region) and the Anadarko Joint Venture (in the Williston/Powder River Basin region) were calculated using a price of $3.73/MMBtu for natural gas and $98.02/Bbl for oil, which represent the unweighted average of the first-day-of-the-month prices for each of the twelve months ending March 1, 2012, the most recent twelve-month period prior to the closing of each of those transactions.
(3)	Pro forma proved reserves for the Green River Acquisition (in the Green River Basin region) were calculated using a price of $3.02/MMBtu for natural gas and $94.81/Bbl for oil, which represents the unweighted average of the first-day-of-the-month prices for each of the twelve months ending July 1, 2012, the most recent twelve-month period prior to the closing of the Green River Acquisition.
(4)	Pro forma proved reserves for the East Texas Acquisition were calculated using a price of $3.54/MMBtu for natural gas and $97.65/Bbl for oil, which represent the unweighted average of the first-day-of-the-month prices for each of the twelve months ending April 1, 2012, the most recent twelve-month period prior to the closing of the East Texas Acquisition.

LINN was formed as a Delaware limited liability company in March 2003 by Michael C. Linn, Quantum Energy Partners and non-affiliated equity investors with an aggregate equity investment of $16 million. In January 2006, LINN completed its $261 million initial public offering. Since its initial public offering, LINN has successfully executed on its strategy, and substantially grown its asset base and distributions on its units. LINN has increased its quarterly cash distribution by approximately 81% from $0.40 per unit, or $1.60 per unit on an annualized basis, at the time of its initial public offering, to $0.725 per unit, or $2.90 per unit on an annualized basis, as of July 24, 2012, the most recent declaration date. At the time of its initial public offering, LINN’s assets consisted primarily of oil and natural gas properties in the Appalachian Basin, mainly in Pennsylvania, West Virginia, New York and Virginia (subsequently sold in 2008) with proved reserves of approximately 190 Bcfe as of

September 30, 2005 and average daily production of approximately 13 MMcfe/d for the three months ended September 30, 2005. Since then, LINN has successfully grown and diversified its asset base to include properties across eight operating regions with total Pro Forma Proved Reserves of approximately 5.1 Tcfe and average daily production for the six months ended June 30, 2012 of approximately 550 MMcfe/d.

Business Strategy

LINN’s primary goal is to provide stability and growth of distributions for the long-term benefit of its unitholders. The following is a summary of the key elements of LINN’s business strategy:

•	Grow through acquisition of long-life, high quality properties;

•	Efficiently operate and develop acquired properties; and

•	Reduce cash flow volatility through hedging.

LINN’s business strategy is discussed in more detail below.

Grow Through Acquisition of Long-Life, High Quality Properties. LINN’s acquisition program targets oil and natural gas properties that it believes will be financially accretive and offer stable, long-life, and high quality production with relatively predictable decline curves, as well as lower-risk development opportunities. LINN evaluates acquisitions based on decline profile, reserve life, operational efficiency, field cash flow, development costs and rate of return. As part of this strategy, LINN continually seeks to optimize its asset portfolio, which may include the divestiture of non-core assets. This allows LINN to redeploy capital into projects to develop lower-risk, long-life and low-decline properties that are better suited to its business strategy.

Since January 1, 2007, LINN has completed 39 acquisitions of oil and natural gas properties and related gathering and pipeline assets, acquiring proved reserves totaling approximately 4.5 Tcfe at the date of acquisition, at an average aggregate cost of approximately $2.02 per Mcfe.

LINN continually evaluates potential acquisition opportunities that would further its strategic objectives and engages from time to time in discussions with potential sellers. Assets acquired in one or more of such transactions may have a material effect on LINN’s business, financial condition and results of operations.

Efficiently Operate and Develop Acquired Properties. LINN has centralized the operation of its acquired properties into defined operating regions to minimize operating costs and maximize production and capital efficiency. LINN maintains a large inventory of drilling and optimization projects within each operating region to achieve organic growth from its capital development program. LINN generally seeks to be the operator of its properties so that it can develop drilling programs and optimization projects that not only replace production, but add value through reserve and production growth and future operational synergies. LINN’s development program is focused on lower-risk, repeatable drilling opportunities to maintain and/or grow cash flow. Many of the wells are completed in multiple producing zones with commingled production and long economic lives. In addition, LINN’s experienced workforce and scalable infrastructure facilitate the efficient development of its properties.

Reduce Cash Flow Volatility Through Hedging. LINN seeks to hedge a significant portion of its forecasted production to reduce exposure to fluctuations in the prices of oil and natural gas and provide long-term cash flow predictability to pay distributions, service debt and manage its business. By removing a significant portion of the price volatility associated with future production, LINN expects to mitigate, but not eliminate, the potential effects of variability in cash flow from operations due to fluctuations in commodity prices.

These commodity hedging transactions are primarily in the form of swap contracts and put options that are designed to provide a fixed price (swap contracts) or fixed price floor with the opportunity for upside (put options) that LINN will receive as compared to floating market prices. As of June 30, 2012, LINN had derivative contracts in place for 2012 through 2017 at average prices ranging from a low of $89.10 per Bbl to a high of $97.26 per Bbl for oil and from a low of $4.48 per MMBtu to a high of $5.29 per MMBtu for natural gas. Additionally, LINN has derivative contracts in place covering a substantial portion of its natural gas basis exposure to Panhandle, MichCon and Permian differentials through 2015 and Houston Ship Channel and NWPL–Rockies differentials through 2016 and its timing risk exposure on Mid-Continent, Hugoton Basin and Permian Basin oil sales through 2017.

In addition, LINN may from time to time enter into derivative contracts in the form of interest rate swaps to minimize the effects of fluctuations in interest rates. Currently, LINN has no outstanding interest rate swaps.

Competitive Strengths

LINN believes the following strengths provide significant competitive advantages:

Large and High Quality Asset Base with a Long Reserve Life. LINN’s reserve base is characterized by lower geologic risk and well-established production histories and exhibits low production decline rates. Based on LINN’s total proved reserves at December 31, 2011, and annualized production for the three months ended December 31, 2011, LINN had an average reserve-life index of approximately 22 years. LINN’s Pro Forma Proved Reserves are also diversified by product with approximately 25% oil, 55% natural gas and 20% natural gas liquids (“NGL”), with approximately 66% classified as proved developed.

Significant Inventory of Lower-Risk Development Opportunities. LINN has a significant inventory of projects in its core areas that it believes will support its development activity. At December 31, 2011, LINN had approximately 6,450 identified drilling locations, of which approximately 2,300 were proved undeveloped drilling locations and the remainder were unproved drilling locations. During the year ended December 31, 2011, LINN drilled a total of 294 gross wells with an approximate 99% success rate.

Significant Scale of Operations. As of June 1, 2012, LINN had interests in approximately 15,000 gross productive wells (approximately 71% operated) and approximately 1.8 million net acres across seven regions in the U.S. The Mid-Continent, Hugoton Basin and Permian Basin regions account for approximately 68% of LINN’s Pro Forma Proved Reserves. The scale of operations allows LINN to benefit from economies of scale in both drilling and production operations and capitalize on acquired technical knowledge to lower production costs and maintain a high success rate on its drilling program. Furthermore, LINN owns integrated gathering and transportation infrastructure in the Mid-Continent and Hugoton Basin regions, which improves LINN’s cost structure.

Multi-Year Organic Growth Opportunities. In addition to growth through acquisitions, LINN’s asset base provides significant opportunities to grow production organically. Key drivers of LINN’s organic growth potential include its properties in the Granite Wash play in the Mid-Continent region and the Wolfberry trend in the Permian Basin region. LINN has approximately 95,000 net acres in the Granite Wash play, which covers a trend extending from the Texas Panhandle eastward into southwestern Oklahoma. The Granite Wash play is characterized by liquids-rich multi-layer reservoirs which provide for attractive horizontal development opportunities. Since the inception of LINN’s horizontal drilling program in the Granite Wash in 2009, LINN has increased production to approximately 137 MMcfe/d (43% liquids). As of March 31, 2012, LINN had identified more than 600 horizontal drilling locations in the Granite Wash and multiple vertical infill drilling locations, representing a 10-plus year drilling inventory. LINN is also evaluating several oil-bearing intervals in the Texas Panhandle including the Hogshooter, Lansing, Cleveland and Tonkawa formations. As a result of technical mapping, LINN has already identified approximately 50 additional well locations in the Hogshooter interval. In the Permian Basin region, LINN owns 31,000 net acres in the Wolfberry trend (targeting the liquids-rich Spraberry and Wolfcamp zones). The Wolfberry trend offers significant growth potential driven primarily by infill drilling and downspacing. Since entering the Permian Basin in the fall of 2009, LINN has increased production to approximately 14,800 Boepd as of the first quarter of 2012 through a combination of organic development and acquisitions. LINN estimates that it has a four-year drilling inventory with approximately 400 future drilling locations in the Wolfberry trend.

High Percentage of Production Hedged. Currently, LINN hedges its production with swap contracts and put options to minimize its cash flow volatility while maintaining optionality for future upward movement in commodity prices. Swap contracts provide a fixed price and put options provide a fixed price floor with opportunity for upside that LINN will receive as compared to floating market prices. Based on current production estimates, LINN is approximately 100% hedged on expected natural gas production through 2017 and 100% hedged on expected oil production through 2016.

High Percentage of Operated Properties. For the year ended December 31, 2011, approximately 82% of LINN’s production came from wells over which it had operating control. Maintaining control of its properties allows LINN to use its technical and operational expertise to manage overhead, production, drilling costs and capital expenditures and to control the timing of development activities.

Competitive Cost of Capital and Financial Flexibility. Unlike many master limited partnerships, LINN does not have any incentive distribution rights, or IDRs, that entitle the IDR holders to increasing percentages of cash distributions as unit distributions grow. LINN believes that its lack of IDRs provides it with a lower cost of equity, thereby enhancing its ability to compete for future acquisitions.

Additionally, LINN has regularly and successfully raised significant capital throughout different financial cycles. Since LINN’s initial public offering in January 2006, it has raised approximately $5.0 billion in follow-on equity offerings and approximately $5.4 billion in debt offerings. Furthermore, as of July 25, 2012, LINN’s revolving credit facility had a $3.5 billion borrowing base, subject to a maximum commitment of $3 billion. LINN believes this financial flexibility and access to the capital markets provides LINN with a substantial competitive advantage in consummating acquisitions.

Recent Developments

Acquisitions

Green River Acquisition. On July 31, 2012, LINN completed the Green River Acquisition for total consideration of approximately $990 million. The Green River Acquisition included approximately 806 Bcfe of proved reserves as of the acquisition date.

East Texas Acquisition. On May 1, 2012, LINN completed the East Texas Acquisition for total consideration of approximately $168 million. The properties acquired in east Texas include (1) proved reserves of approximately 110 Bcfe, all of which are proved developed producing; (2) approximately 430 producing wells on approximately 19,800 contiguous acres; and (3) average daily production of approximately 24 MMcfe/d (97% natural gas).

Hugoton Acquisition. On March 30, 2012, LINN completed the Hugoton Acquisition for total consideration of approximately $1.17 billion. The properties acquired in the Hugoton Acquisition included: (1) proved reserves of approximately 701 Bcfe, of which 100% is proved developed; (2) approximately 2,400 producing wells with average daily production of approximately 110 MMcfe/d, of which approximately 63% is natural gas and 37% is NGL; (3) approximately 800 future drilling locations; and (4) the JayHawk Natural Gas Processing Plant, which processes substantially all of the production from the acquired properties, with 450 MMcf/d of processing capacity.

Joint Venture

Anadarko Joint Venture. On April 3, 2012, LINN entered into the Anadarko Joint Venture, whereby LINN will participate as a partner in the CO2-enhanced oil recovery development of the Salt Creek field, located in the Powder River Basin of Wyoming. Anadarko assigned LINN 23% of its interest in the field in exchange for future funding by LINN of $400 million of Anadarko’s development costs. LINN expects to invest a total of $600 million in the joint venture over the next three to six years, which includes the $400 million of Anadarko’s costs and $200 million net to LINN’s assigned interest. Anadarko has been utilizing CO2 to develop this field since 2004. The acquisition included approximately 16 MMBoe (96 Bcfe) of proved reserves as of the agreement date.

The acquisitions and joint venture described above are referred to in this prospectus as the “2012 Acquisitions.”

Questions and Answers About LinnCo

Why is LinnCo being created?

LinnCo is being created to enhance LINN’s ability to raise additional equity capital to execute on its acquisition and growth strategy. As LINN continues to grow, the size of individual acquisitions it pursues and its related financing needs are expected to increase. LINN believes that the LinnCo structure will allow LINN to expand its investor base through offerings of LinnCo shares, the proceeds of which will go to LINN for use in executing its strategy, in return for a number of LINN units equal to the number of LinnCo shares sold.

Why does LINN believe that LinnCo will enhance LINN’s ability to raise equity?

LinnCo will be taxed as a corporation, which will enable holders of LinnCo shares to invest indirectly in LINN without the associated tax-related obligations of owning a LINN unit. For example, holders of LinnCo shares will receive a Form 1099-DIV rather than a Schedule K-1, will generally not have unrelated business taxable income, or UBTI, and will not be required to file state income tax returns as a result of owning LinnCo shares. LINN believes that this structure will appeal to investors that would like to invest in a dividend-paying oil and natural gas exploration and production company, but currently do not invest in LINN units because of UBTI consequences and more onerous tax reporting requirements.

Why doesn’t LINN just increase the size of its LINN unit offerings?

While LINN has been one of the most active energy-focused master limited partnership equity issuers in recent years, we believe that expanding the investor base to include institutions, individual retirement accounts and tax-exempt investors will provide LINN with equity-raising opportunities significantly beyond its current capacity.

How will LinnCo quarterly dividends be determined?

LinnCo will own a number of LINN units equal to the number of LinnCo shares outstanding and will receive the same distribution per LINN unit as all other LINN unitholders. When LinnCo receives a quarterly distribution from LINN, it will reserve an amount equal to LinnCo’s estimated income tax liability, and will distribute the balance as a dividend to LinnCo shareholders. We currently estimate that for each of the periods ending December 31, 2012, 2013, 2014 and 2015, LinnCo’s income tax liability will be between 2% and 5% of the cash LINN distributes to us. Accordingly, if LINN were to maintain its current annualized distribution of $2.90 per unit through 2015, the annual LinnCo dividend would be between $2.75 and $2.84 per share. For example, we currently estimate that, for the period ending December 31, 2013, our dividend will be $2.84 per share on an annualized basis.

What rights will LinnCo shareholders have with respect to the governance of LINN and LinnCo?

LinnCo will submit to a vote of its shareholders any matter submitted by LINN to a vote of its unitholders, which will include the annual election of the LINN board of directors. LinnCo will vote the LINN units it holds in the same manner as our shareholders vote on those matters. Our shareholders will also be entitled to vote on certain fundamental matters affecting LinnCo, but will not have the right to elect the LinnCo board of directors. LINN holds the sole voting share in LinnCo, and therefore will elect the LinnCo board. LinnCo’s initial board of directors will be composed of the same members as LINN’s board of directors.

Will there be future offerings of LinnCo shares?

As LINN continues to execute on its acquisition and growth strategy, it expects to continue to require additional equity capital. LinnCo may make future sales of LinnCo shares to facilitate this strategy, and such future sales may be made separately or in tandem with future sales of LINN units depending on, among other factors, the amount of equity capital to be raised and the relative trading prices of the LinnCo shares and the LINN units. Any proceeds from the sale of both LinnCo shares and LINN units will ultimately be used by LINN to execute its strategy.

Risk Factors

An investment in our shares involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 30 of this prospectus and the other information in this prospectus before deciding whether to invest in our shares.

Risks Related to LINN’s Business

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LINN actively seeks to acquire oil and natural gas properties. Acquisitions involve potential risks that could adversely impact its future growth and its ability to increase or pay distributions at the current level, or at all.

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LINN has significant indebtedness. LINN’s revolving credit facility and the indentures governing LINN’s outstanding senior notes have substantial restrictions, and LINN may have difficulty obtaining additional credit, which could adversely affect its operations, its ability to make acquisitions and its ability to pay distributions to its unitholders, including us.

•

Commodity prices are volatile, and a significant decline in commodity prices for a prolonged period would reduce LINN’s revenues, cash flow from operations and profitability and it may have to lower its distribution or may not be able to pay distributions at all, which would in turn reduce or eliminate our ability to pay dividends to you.

•

LINN’s estimated reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of LINN’s reserves.

•

LINN’s development operations require substantial capital expenditures, which will reduce its cash available for distribution. LINN may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in its reserves.

•

Drilling for and producing oil, natural gas and NGL are high risk activities with many uncertainties that could adversely affect LINN’s financial position or results of operations and, as a result, its ability to pay distributions to its unitholders.

Risks Inherent in an Investment in LinnCo

•	Because our only assets will be LINN units, our cash flow and our ability to pay dividends on our shares are completely dependent upon the ability of LINN to make distributions to its unitholders.

•	We will incur corporate income tax liabilities on income allocated to us by LINN with respect to LINN units we own, which may be substantial.

•

An active trading market for our shares may not develop, and even if such a market does develop, the market price of our shares may be less than the price you paid for your shares and less than the market price of LINN units.

•

Our shareholders will only be able to indirectly vote on matters on which LINN unitholders are entitled to vote, and our shareholders are not entitled to vote to elect our directors. Therefore, you will only be able to indirectly influence the management and board of directors of LINN, and you will not be able to directly influence or change our management or board of directors.

•

LINN may issue additional units or other classes of units, and we may issue additional shares without your approval, which would dilute our direct and your indirect ownership interest in LINN and your ownership interest in us.

•	Your shares are subject to limited call rights that could result in your having to involuntarily sell your shares at a time or price that may be undesirable.

•

Our limited liability company agreement limits the fiduciary duties owed by our officers and directors to our shareholders, and LINN’s limited liability company agreement limits the fiduciary duties owed by LINN’s officers and directors to its unitholders, including us.

•

The terms of our shares may be changed in ways you may not like, because our board of directors will have the power to change the terms of our shares in ways our board determines are not materially adverse to you.

•	Our shares may trade at a substantial discount to the trading price of LINN units.

Tax Risks to Shareholders

•

If LINN were subject to a material amount of entity-level income taxes or similar taxes, whether as a result of being treated as a corporation for U.S. federal income tax purposes or otherwise, the value of LINN units would be substantially reduced and, as a result, the value of our shares could be substantially reduced.

Management of LinnCo

LINN owns our sole voting share (the “voting share,” and collectively with any additional shares of the same class issued in the future, the “voting shares”) and will be entitled to elect our entire board of directors.

Our initial board of directors will be identical to LINN’s board of directors, and all of our officers are also officers of LINN. Our shareholders will be able to indirectly vote on matters on which LINN unitholders are entitled to vote. Our shareholders are not entitled to vote to elect our directors. Under NASDAQ’s listing rules, we are considered a “controlled company” such that our board of directors will be exempt from the requirement that it have a majority of independent directors meeting the NASDAQ’s independence standards. We will, however, be required to have an audit committee of the board of directors composed entirely of independent directors. At the completion of this offering, our board of directors will be comprised of seven directors, including five independent directors constituting our audit committee. For information about our executive officers and directors, please read “Management” beginning on page 108.

Comparison of LINN Units with LinnCo Shares

You should be aware of the following ways in which an investment in LINN units is different from an investment in our shares. The table below should be read together with “Description of Our Shares,” “Description of the LINN Units,” Description of the Limited Liability Company Agreements,” and “Material U.S. Federal Income Tax Consequences.”

	LINN Units	LinnCo Shares
Business and Assets	LINN is in the business of acquiring and developing oil and natural gas assets.	Our sole purpose is to own LINN units. We will not have any other assets at closing and do not intend to own assets other than LINN units and reserves for income taxes payable by us. As a result, our financial condition and results of operations will depend entirely on the performance of LINN.

	LINN Units	LinnCo Shares
Voting	Unitholders have the right to vote with respect to the election of LINN’s board of directors, certain amendments to its limited liability company agreement, the merger of LINN or the sale of all or substantially all of its assets and the dissolution and winding up of LINN.

We will submit to a vote of our shareholders any matter submitted by LINN to a vote of its unitholders. We will vote the LINN units that we hold in the same manner as the owners of our shares vote (or refrain from voting) their shares on those matters. In addition, our shareholders will be entitled to vote on certain fundamental matters affecting us, such as certain amendments to our limited liability company agreement or the Omnibus Agreement (as defined below), certain mergers, the sale of all or substantially all of our assets and in certain cases, our dissolution and winding up.

LINN, as the holder of our sole voting share, will have the right to elect the members of our board of directors, and our shareholders will have no right to vote in that election.

Board of Directors and Officers

LINN’s business and affairs are managed under the direction of LINN’s board of directors, which has the power to appoint our officers.

The authority and function of LINN’s board of directors and officers is, with certain exceptions, identical to the authority and functions of a board of directors and officers of a corporation organized under the General Corporation Law of the State of Delaware, or DGCL.

Our initial board of directors will be composed of the same members as LINN’s board of directors, and our initial officers will be the same individuals who serve as officers of LINN.

Our business and affairs will be managed under the direction of our board of directors, which has the power to appoint our officers.

The authority and function of our board of directors and officers will be identical to the authority and functions of a board of directors and officers of a corporation organized under the DGCL, except for certain limitations on their fiduciary duties. Please read “Description of Limited Liability Company Agreements—Our Limited Liability Company Agreement—Fiduciary Duties” on page 148.

	LINN Units	LinnCo Shares
Distributions and Dividends	On a quarterly basis, LINN is required to distribute to the owners of its units an amount equal to its available cash.

On a quarterly basis, LinnCo is required to pay a dividend equal to the amount of cash received from LINN in respect of the LINN units owned by LinnCo, less reserves for income taxes payable by LinnCo.

We will incur corporate income tax liability on income allocated to us by LINN with respect to LINN units we own. Accordingly, the quarterly cash dividend you receive will be less than the quarterly per unit distribution of cash that we receive from LINN. For each of the periods ending December 31, 2012, 2013, 2014 and 2015, we estimate that LinnCo’s income tax liability will be between 2% and 5% of the cash distributed to LinnCo.

Income Tax

LINN is taxed as a partnership for U.S. federal income tax purposes.

Although LINN is not subject to entity level federal income tax, each unitholder is required to report as income his allocable share of LINN’s income, gains, losses and deductions for LINN’s taxable year or years ending with or within his taxable year.

Our federal taxable income will be subject to a corporate level tax at a maximum rate of 35%, under current law (and a 20% alternative minimum tax on our alternative minimum taxable income in certain cases), and we may be liable for state income taxes at varying rates in states in which LINN operates.

Our shareholders will be subject to U.S. federal income tax, as well as any applicable state or local income tax, on taxable dividends received by them, or on any gain when they sell our shares. Our shareholders will not report our items of income, gain, loss and deduction on their U.S. federal income tax returns. We estimate that for each of the periods ending December 31, 2012, 2013, 2014 and 2015, you will recognize an amount of taxable dividend income that will be between 0% and 60% of the cash dividends paid to you during each such period. The excess of the cash dividends that you receive over your taxable dividend income during each such period will reduce your tax basis in your shares, or will be taxable as capital gain to the extent they exceed your tax basis in your shares.

	LINN Units	LinnCo Shares
Taxation Schedules

Unitholders receive a Schedule K-1 from LINN reflecting the unitholders’ share of LINN’s items of income, gain, loss, and deduction.

Any net income or gain of LINN allocated to a tax-exempt organization, including an employee benefit plan, will constitute unrelated business taxable income of that organization.

Like shareholders of a corporation, LinnCo shareholders will receive a Form 1099-DIV reflecting dividends of cash or other property we paid to them. Our shareholders will not receive a Schedule K-1 from us because they will not be allocated our items of income, gain, loss, and deduction.

A tax-exempt organization, including an employee benefit plan, generally will not have unrelated business taxable income upon the receipt of dividends from us.

Net income and gain from LINN units generally will be qualifying income to a regulated investment company or mutual fund, subject to certain limitations that do not apply to income or gain with respect to stock of a corporation.

Dividend income and gain from our shares generally will be qualifying income to a regulated investment company or mutual fund.

Ownership of LINN

The following diagram depicts LINN’s simplified organizational and ownership structure after giving effect to this offering and to the subsequent purchase of LINN units by us.

Public Units (199,607,250)(1)	86.8%
Units held by LinnCo (30,250,000)	13.2%
Total	100%

(1)	As of September 25, 2012.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas 77002, and our telephone number is (281) 840-4000. Our website is located at www.linnco.com and will be activated immediately following this offering. We expect to make available our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, which we refer to as the SEC, free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The Offering

LinnCo	We are a Delaware limited liability company recently formed to hold units of LINN.

Shares offered to the public	30,250,000 shares, or 34,787,500 shares if the underwriters exercise their option to purchase additional shares in full.

Shares outstanding after this offering	30,250,000 shares (or 34,787,500 shares if the underwriters exercise their option to purchase additional shares in full) representing a 100% economic interest in us.

One voting share of LinnCo owned by LINN. Our voting share is a non-economic interest.

LINN units held by LinnCo after this offering	30,250,000 units (or 34,787,500 units if the underwriters exercise their option to purchase additional shares in full) representing a 13.2% limited liability company interest in LINN.

Use of proceeds	We will use all of the net proceeds from this offering of approximately $1.054 billion ($1.213 billion if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and the structuring fee, to purchase from LINN a number of LINN units equal to the number of shares sold in this offering. LINN will pay the expenses of this offering.

LINN will use the proceeds it receives from the sale of LINN units to repay debt outstanding under its revolving credit facility and pay the estimated expenses of this offering.

Affiliates of certain of the underwriters in this offering are lenders under LINN’s revolving credit facility and, accordingly, will indirectly receive a portion of the net proceeds from this offering. Please read “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Proposed NASDAQ symbol	Our shares have been approved for listing on the NASDAQ Global Select Market under the symbol “LNCO.”

Our dividend policy	Our limited liability company agreement requires us to pay dividends on our shares of the cash we receive as distributions in respect of our LINN units, net of reserves for income taxes payable by us, within five business days after we receive such distributions.

LINN distribution policy	LINN’s limited liability company agreement requires it to make quarterly distributions to unitholders of all of its “available cash,” which is defined to mean, for each fiscal quarter, all cash on hand at the end of the quarter less the amount of cash reserves established by the LINN board of directors to:

•	provide for the proper conduct of business (including reserves for future capital expenditures, future debt service requirements, and for anticipated credit needs); and

•	comply with applicable laws, debt instruments or other agreements;

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made.

U.S. federal income tax matters associated with our shares	Because we will be treated as a corporation for U.S. federal income tax purposes, our shareholders will receive a Form 1099-DIV and will be subject to federal income tax, as well as any applicable state or local income tax, on taxable dividends paid to them. An owner of our shares will not report on its U.S. federal income tax return any of our items of income, gain, loss and deduction. An owner of our shares will not receive a Schedule K-1 and will not be subject to state tax filings in the various states in which LINN conducts business as a result of owning our shares. A tax-exempt investor’s ownership or sale of our shares generally will not generate income derived from an unrelated trade or business regularly carried on by the tax-exempt investor, which generally is referred to as unrelated business taxable income, or “UBTI.” The ownership or sale of our shares by a regulated investment company, or mutual fund, will generate qualifying income to it. Furthermore, the ownership of our shares by a mutual fund will be treated as a qualifying asset. There generally will be no taxes imposed on gain from the sale of our shares by a non-U.S. person provided it has owned no more than 5% of our shares and our shares are regularly traded on a nationally recognized securities exchange. Dividends to non-U.S. persons will be subject to withholding tax of 30% (or a lower treaty rate, if applicable). See “Material U.S. Federal Income Tax Consequences.”

Our covenants	Our limited liability company agreement provides that our activities will generally be limited to owning LINN units. It requires that our issuance of shares of classes other than (i) the class of shares being sold in this offering, (ii) the class of voting shares currently owned by LINN and (iii) derivative securities issued under employee benefit plans, be approved by the owners of our outstanding voting and common shares, voting as separate classes, and further includes covenants that prohibit us from (otherwise than in connection with a Terminal Transaction):

•	borrowing money or issuing debt;

•	selling, pledging or otherwise transferring any LINN units;

•	issuing options, warrants or other securities entitling the holder to purchase our shares (other than in connection with employee benefit plans);

•	liquidating, merging (other than to effect a mere change in legal form) or recapitalizing;

•	revoking or changing our election to be treated as a corporation for U.S. federal income tax purposes; or

•	using the proceeds from sales of our shares other than to purchase LINN units; or

•

agreeing to any amendment to the Omnibus Agreement that has a material adverse effect on the preferences or rights of any shareholder, other than any amendment that (A) effects the intent of the provisions of the Omnibus Agreement, (B) facilitates the ability of the shareholders to obtain the benefits of, or otherwise facilitates the consummation of, a Terminal Transaction, (C) reflects any change in circumstances as a result of certain non-cash mergers involving LINN, or (D) the board of directors determines will not have a material adverse effect on the preferences or rights of the shares.

See “Description of the Limited Liability Company Agreements—Our Limited Liability Company Agreement.” In addition, these provisions can be amended or waived by the owners of our shares as described under “—Voting rights” below.

Relationship with LINN	Under our limited liability company agreement, LINN has agreed that neither it nor any of its subsidiaries will take any action that would result in LINN and its subsidiaries ceasing to control LinnCo, except in connection with a Terminal Transaction.

Under an Omnibus Agreement between LINN and us (the “Omnibus Agreement”), LINN will pay on our behalf (directly or indirectly) any legal, accounting, tax advisory, financial advisory and engineering fees, printing costs or other administrative and out-of-pocket expenses we incur, along with any other expenses incurred in connection with this offering or incurred as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to holders of our shares, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees. LINN will also agree to indemnify us and our officers and directors for damages suffered or costs incurred (other than income taxes payable by us) in connection with carrying out our activities. Finally, LINN has granted us a license to utilize its trademarks.

These covenants can be amended or waived by the owners of our shares as described under “—Voting rights” below.

Terminal Transactions involving LINN	Mergers. If the LINN unitholders are asked to approve a merger of LINN with another entity, we will submit the merger to a vote of our shareholders and will vote our LINN units in the same manner that our shareholders vote (or refrain from voting) their shares.

Cash Consideration. In a merger involving LINN in which unitholders receive cash, you will be entitled to receive any cash we receive for our LINN units, net of reserves for income taxes payable by us.

Non-Cash Consideration. In a merger involving LINN in which securities of another entity are exchanged for all of the outstanding LINN units, you will be entitled to receive the securities received in connection with such merger (other than securities sold by LINN to establish reserves for income taxes payable by us) and we will dissolve and wind up our affairs, unless:

•	LINN’s successor would be treated as a partnership for U.S. federal income tax purposes; and

•	the surviving entity agrees to assume the obligations of LINN under our limited liability company agreement and the Omnibus Agreement.

Tender Offers. If a third party makes a tender offer for LINN units, LINN may, but will not be obligated to, cooperate with such third party to make a tender offer to our shareholders or otherwise facilitate participation of our shareholders in the tender offer for LINN units.

Going Private Transaction. If at any time a person owns more than 90% of the outstanding LINN units, such person may elect to purchase all, but not less than all, of the remaining outstanding LINN units at a price equal to the higher of the current market price (as defined in LINN’s limited liability company agreement) and the highest price paid by such person or any of its affiliates for any LINN units purchased during the 90-day period preceding the date notice was mailed to the LINN unitholders informing them of such election. In this case, we will be required to tender all of our outstanding LINN units and distribute the cash we receive, net of income taxes payable by us, to our shareholders. Following such distribution, we will cancel all of our outstanding shares and dissolve and wind up our affairs.

Sale of All or Substantially All of LINN’s Assets. If LINN sells all or substantially all of its assets in one or more transactions for cash and makes a distribution of such cash to its unitholders, we will distribute the cash we receive, net of income taxes payable by us, to our shareholders.

Change in Tax Treatment of LINN. If LINN or its successor ceases to be treated as a partnership for U.S. federal income tax purposes, LINN or such successor will have the right to cause us to merge with and into LINN, in which case each of our shareholders will receive distributions in kind of LINN units and other property we own, if any, after payments to creditors and satisfaction of other obligations.

The transactions described above are referred to as “Terminal Transactions.”

Limited call rights	If LINN or any of its affiliates owns 80% or more of our outstanding shares, LINN has the right, which it may assign to any of its affiliates, to purchase all of our outstanding shares, at a purchase price not less than the greater of the then-current market price of our shares and the highest price paid for our shares by LINN or one of its affiliates in the prior 90 days.

If any person acquires more than 90% of the outstanding LINN units, such person may require us to tender all of our outstanding LINN units, in which case we will distribute the cash we receive to our shareholders. Following such distribution, we will cancel all of our outstanding shares and dissolve and wind up our affairs. See “—Terminal Transactions involving LINN” above.

Voting rights	We will submit to a vote of the owners of our shares any matter submitted to us by LINN for a vote of the LINN units held by us. We will vote the LINN units that we own in the same manner that the owners of our shares vote (or refrain from voting) their shares. The LINN units we hold will have the same voting rights as all other LINN units.

Owners of the shares being sold in this offering will have no right to elect our directors. LINN owns the sole voting share entitled to elect our directors, which we refer to as the “voting share,” and which has no economic interest in us. Owners of the shares of the class being sold in this offering are entitled to vote on the following matters related to us:

•

amendments to our limited liability company agreement and the Omnibus Agreement with LINN, but only if the amendment would have a material adverse effect on the preferences or rights of our shareholders (as determined by our board of directors), would reduce the time for any notice to which the owners of our shares are entitled, enlarges the obligations of our shareholders, alters the circumstances under which LinnCo could be dissolved or wound up or changes the term of existence of LinnCo;

•	an amendment or waiver of LINN’s covenant regarding its continued ownership of more than 50% of the total voting power of LinnCo;

•	an amendment or waiver of the covenants described above under “Our covenants”;

•

our issuance of classes of shares other than shares of the class being sold in this offering, the class of the voting share currently owned by LINN and derivative securities issued under employee benefit plans;

•	a merger of LinnCo or the sale of all or substantially all of our assets (other than in connection with a Terminal Transaction or to effect a mere change in legal form);

•	our dissolution (other than in connection with a Terminal Transaction); and

•

changes to our limited liability company agreement that would alter, amend, repeal or be inconsistent with certain fundamental rights of our shareholders, including their voting rights with respect to us and their pass-through voting rights with respect to LINN.

The matters described above also require approval by the holders of a majority of our voting shares.

Ratio of LinnCo shares to LINN units	Our limited liability company agreement requires that the number of our outstanding shares and the number of LINN units we own always be equal.

Conflicts of Interest	As described under “Use of Proceeds,” a substantial portion of the net proceeds from this offering will be used in the form of LINN’s repayment of borrowings under its credit facility. Affiliates of most of the underwriters are lenders under LINN’s credit facility and, accordingly, each will ultimately receive their pro rata share of such repayment. Because an affiliate of Wells Fargo Securities, LLC and an affiliate of RBC Capital Markets, LLC will each receive more than 5% of the net proceeds of this offering due to such repayment, Wells Fargo Securities, LLC and RBC Capital Markets, LLC are deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering will be conducted in accordance with Rule 5121, which requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Barclays Capital Inc. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended, specifically including those inherent in Section 11 of the Securities Act. See “Use of Proceeds” and “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Summary Historical and Pro Forma Financial and Operating Data of LINN

The following table shows summary historical and pro forma financial and operating data of LINN as of the dates and for the periods indicated. The selected historical financial data presented as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 are derived from the historical audited financial statements that are included elsewhere in this prospectus. The selected historical financial data of LINN presented as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are derived from the unaudited interim financial statements that are included elsewhere in this prospectus. The summary pro forma financial data presented for the year ended December 31, 2011 and the six months ended June 30, 2012 are derived from the unaudited pro forma condensed combined financial statements that are included elsewhere in this prospectus. The pro forma financial data presented as of June 30, 2012 gives effect to the Green River Acquisition as if it had been completed as of June 30, 2012, and the pro forma financial data presented for the year ended December 31, 2011 and the six months ended June 30, 2012 give effect to the Green River Acquisition and the Hugoton Acquisition as if they had been completed as of January 1, 2011 and certain other 2011 acquisitions as if they had been completed as of January 1, 2010. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma financial statements do not purport to represent what LINN’s results of operations would have actually been had such acquisitions occurred on the dates noted above, or to project LINN’s results of operations as of any future date or for any future periods. The pro forma adjustments are based on available information and certain assumptions that LINN believes are reasonable. The adjustments are directly attributable to the acquisition of oil and natural gas properties from the Green River Acquisition, Hugoton Acquisition and certain other 2011 acquisitions and are expected to have a continuing impact on LINN’s results of operations. In our opinion, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial statements have been made.

Because of rapid growth through acquisitions and development of properties, LINN’s historical results of operations and period-to-period comparisons of these results and certain other financial data may not be meaningful or indicative of future results. The results of LINN’s Appalachian Basin and Mid Atlantic Well Service, Inc. operations, which were disposed of in 2008, are classified as discontinued operations, due to post-closing adjustments, for the year ended December 31, 2009. Unless otherwise indicated, results of operations information presented herein relates only to continuing operations.

	Historical			Pro Forma	Historical		Pro Forma
	At or for the Year Ended December 31,			For the Year Ended December 31,	At or for the Six Months Ended June 30,		For the Six Months Ended June 30,
	2009	2010	2011	2011	2011	2012	2012
				(Unaudited)	(Unaudited)		(Unaudited)
	(in thousands, except per unit amounts)
Statement of operations data:
Oil, natural gas and natural gas liquids sales	$408,219	$690,054	$1,162,037	$1,961,964	$543,097	$696,122	$839,659
Gains (losses) on oil and natural gas derivatives	(141,374)	75,211	449,940	449,940	(163,961)	441,678	441,678
Depreciation, depletion and amortization	201,782	238,532	334,084	511,880	145,711	260,782	315,027
Interest expense, net of amounts capitalized	92,701	193,510	259,725	381,564	125,825	171,909	202,305
Income (loss) from continuing operations	(295,841)	(114,288)	438,439	639,664	(209,573)	230,884	219,840
Income (loss) from discontinued operations, net of taxes(1)	(2,351)	—	—	—	—	—	—
Net income (loss)	(298,192)	(114,288)	438,439	639,664	(209,573)	230,884	219,840
Income (loss) per unit—continuing operations:
Basic	(2.48)	(0.80)	2.52	3.65	(1.25)	1.17	1.11
Diluted	(2.48)	(0.80)	2.51	3.64	(1.25)	1.16	1.11
Income (loss) per unit—discontinued operations:
Basic	(0.02)	—	—	—	—	—	—
Diluted	(0.02)	—	—	—	—	—	—
Net income (loss) per unit:
Basic	(2.50)	(0.80)	2.52	3.65	(1.25)	1.17	1.11
Diluted	(2.50)	(0.80)	2.51	3.64	(1.25)	1.16	1.11
Distributions declared per unit	2.52	2.55	2.70		1.32	1.415
Weighted average units outstanding:
Basic	119,307	142,535	172,004	173,728	169,104	195,382	195,382
Diluted	119,307	142,535	172,729	174,453	169,104	196,039	196,039

	Historical			Historical		Pro Forma
	At or for the Year Ended December 31,			At or for the Six Months Ended June 30,		At June 30,
	2009	2010	2011	2011	2012	2012
	(in thousands)			(Unaudited) (in thousands)		(Unaudited) (in thousands)
Cash flow data:
Net cash provided by (used in):
Operating activities(2)	$426,804	$270,918	$518,706	$303,762	$(122,429)
Investing activities	(282,273)	(1,581,408)	(2,130,360)	(1,081,736)	(2,265,931)
Financing activities	(150,968)	1,524,260	1,376,767	611,741	2,389,129
Balance sheet data:
Total assets	$4,340,256	$5,933,148	$8,000,137		$11,180,102	$11,907,340
Long-term debt	1,588,831	2,742,902	3,993,657		6,005,547	6,687,838
Unitholders’ capital	2,452,004	2,788,216	3,428,910		4,131,663	4,131,663

(1)	Includes gains (losses) on sale of assets, net of taxes.
(2)	Includes premiums paid for derivatives of approximately $94 million, $120 million and $134 million for the years ended December 31, 2009, December 31, 2010 and December 31, 2011, respectively, and approximately $583 million for the six months ended June 30, 2012.

Summary Reserve and Operating Data

The following table presents summary unaudited operating data with respect to LINN’s production and sales of oil and natural gas for the periods presented and summary information with respect to LINN’s estimated proved oil and natural gas reserves at year end. DeGolyer and MacNaughton, independent petroleum engineers, provided the estimates of LINN’s proved oil and natural gas reserves as of December 31, 2009, 2010 and 2011 set forth below.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
Average daily production—continuing operations:
Natural gas (MMcf/d)	125	137	175	163	273
Oil (MBbls/d)	9.0	13.1	21.5	19.3	27.2
NGL (MBbls/d)	6.5	8.3	10.8	9.3	19.1
Total (MMcfe/d)	218	265	369	335	550

Weighted average prices (hedged):(1)
Natural gas ($/Mcf)	$8.27	$8.52	$8.20	$8.68	$5.93
Oil ($/Bbl)	110.94	94.71	89.21	88.35	92.86
NGL ($/Bbl)	28.04	39.14	42.88	44.70	33.21

Expenses ($/Mcfe):
Lease operating expenses	$1.67	$1.64	$1.73	$1.69	$1.42
Transportation expenses	0.23	0.20	0.21	0.20	0.32
General and administrative expenses(2)	1.08	1.02	0.99	1.02	0.84
Depreciation, depletion and amortization	2.53	2.46	2.48	2.40	2.60
Taxes, other than income taxes	0.35	0.47	0.58	0.59	0.56

	2009	2010	2011
Estimated proved reserves—continuing operations:(3)
Natural gas (Bcf)	774	1,233	1,675
Oil (MMBbls)	102	156	189
NGL (MMBbls)	54	71	94
Total (Bcfe)	1,712	2,597	3,370
Percent proved developed reserves (%)	71%	64%	60%
Estimated reserve life (in years)(4)	22	23	22
Standardized measure of discounted future net cash flows ($ in millions)(5)	$1,723	$4,224	$6,615

(1)	Includes the effect of realized gains on derivatives of approximately $401 million (excluding $49 million realized net gains on canceled contracts), $308 million, $230 million (excluding $27 million realized gains on canceled contracts), $98 million and $173 million (excluding approximately $18 million realized gain on recovery of bankruptcy claim) for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012, respectively.
(2)	General and administrative expenses for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012 include approximately $15 million, $13 million, $21 million, $11 million and $14 million of noncash unit-based compensation expenses, respectively. General and administrative expenses excluding these amounts were $0.90 per Mcfe, $0.88 per Mcfe, $0.83 per Mcfe, $0.85 per Mcfe and $0.70 per Mcfe for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012, respectively. This is a non-GAAP measure used by LINN’s management to analyze its performance.

(3)	In accordance with SEC regulations, reserves at December 31, 2009, 2010 and 2011 were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The price used to estimate reserves is held constant over the life of the reserves.
(4)	Based on annualized average daily production from continuing operations for the fourth quarter of each respective year.
(5)	Standardized measure of discounted future net cash flows is the present value of estimated future net revenues to be generated from the production of proved reserves, discounted using an annual discount rate of 10% and determined in accordance with the rules and regulations of the SEC without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expenses or depreciation, depletion and amortization. Standardized measure of discounted future net cash flows does not give effect to derivative transactions. However, LINN estimates the discounted present value, or PV-10, of its approximately 3.4 Tcfe of proved reserves at December 31, 2011, to be approximately $7.1 billion, based on oil and natural gas hedge values for 2012-2016 and strip prices as of December 31, 2011. This calculation of PV-10 differs from the standardized measure of discounted future net cash flows determined in accordance with the rules and regulations of the SEC in that it is presented including the impacts of commodity derivatives and current strip prices, rather than market prices and without giving effect to derivatives. LINN calculates PV-10 in this manner because a large percentage of its forecasted oil and natural gas production is hedged for multiple-year periods, and management therefore believes that LINN’s PV-10 calculation more accurately reflects the discounted present value of its estimated future net revenues. The information used to calculate PV-10 is not derived directly from data determined in accordance with authoritative accounting guidance regarding disclosure about oil and natural gas producing activities. LINN’s calculation of PV-10 should not be considered as an alternative to the standardized measure of discounted future net cash flows determined in accordance with the rules and regulations of the SEC. For a reconciliation of PV-10 to the standardized measure of discounted future net cash flows see “—PV-10.”

Non-GAAP Financial Measures

LINN defines adjusted EBITDA as net income (loss) plus the following adjustments:

•	Net operating cash flow from acquisitions and divestitures, effective date through closing date;

•	Interest expense;

•	Depreciation, depletion and amortization;

•	Impairment of long-lived assets;

•	Write-off of deferred financing fees;

•	(Gains) losses on sale of assets and other, net;

•	Provision for legal matters;

•	Loss on extinguishment of debt;

•	Unrealized (gains) losses on commodity derivatives;

•	Unrealized (gains) losses on interest rate derivatives;

•	Realized (gains) losses on interest rate derivatives;

•	Realized (gains) losses on canceled derivatives;

•	Realized gain on recovery of bankruptcy claim;

•	Unit-based compensation expenses;

•	Exploration costs;

•	Income tax (benefit) expense; and

•	Discontinued operations.

Adjusted EBITDA is a measure used by LINN’s management to indicate (prior to the establishment of any reserves by the board of directors) the cash distributions LINN expects to make to its unitholders. Adjusted EBITDA is also a quantitative measure used throughout the investment community with respect to publicly traded partnerships and limited liability companies.

The following table presents a reconciliation of net income (loss) to adjusted EBITDA (unaudited):

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands)
Net income (loss)	$(298,192)	$(114,288)	$438,439	$(209,573)	$230,884
Plus:
Net operating cash flow from acquisitions and divestitures, effective date through closing date	3,708	42,846	57,966	36,359	45,127
Interest expense, cash	74,185	129,691	249,085	125,181	129,652
Interest expense, noncash	18,516	63,819	10,640	644	42,257
Depreciation, depletion and amortization	201,782	238,532	334,084	145,711	260,782
Impairment of long-lived assets	—	38,600	—	—	146,499
Write-off of deferred financing fees	204	2,076	1,189	1,189	7,889
(Gains) losses on sale of assets and other, net	(23,051)	3,008	124	(916)	991
Provision for legal matters	—	4,362	1,086	740	795
Loss on extinguishment of debt	—	—	94,612	94,372	—
Unrealized (gains) losses on commodity derivatives	591,379	232,376	(192,951)	261,851	(250,406)
Unrealized (gains) losses on interest rate derivatives	(16,588)	(63,978)	—	—	—
Realized losses on interest rate derivatives	42,881	8,021	—	—	—
Realized (gains) losses on canceled derivatives	(48,977)	123,865	(26,752)	—	—
Realized gain on recovery of bankruptcy claim	—	—	—	—	(18,277)
Unit-based compensation expenses	15,089	13,792	22,243	11,181	14,834
Exploration costs	7,169	5,168	2,390	995	817
Income tax (benefit) expense	(4,221)	4,241	5,466	5,868	9,430
Discontinued operations	2,351	—	—	—	—

Adjusted EBITDA	$566,235	$732,131	$997,621	$473,602	$621,274

PV-10

PV-10 represents the present value, discounted at 10% per year, of estimated future net revenues. LINN’s calculation of PV-10 differs from the standardized measure of discounted future net cash flows determined in accordance with the rules and regulations of the SEC in that it is presented including the impacts of its oil and natural gas hedge values for 2012-2016 and strip prices as of December 31, 2011, rather than the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, and without giving effect to derivatives. LINN calculates PV-10 value in this manner because such a large percentage of its forecasted oil and natural gas production is hedged for multiple-year periods, and management therefore believes that its PV-10 calculation more accurately reflects the value of its estimated future net revenues. The information used to calculate PV-10 is not derived directly from data determined in accordance with the provisions of applicable accounting standards. LINN’s calculation of PV-10 should not be considered as an alternative to the standardized measure of discounted future net cash flows determined in accordance with the rules and regulations of the SEC. The following presents a reconciliation of standardized measure of discounted future net cash flows to LINN’s calculation of PV-10 at December 31, 2011 (in millions):

Standardized measure of discounted future net cash flows	$6,615
Plus: Difference due to oil and natural gas hedge prices and strip prices for unhedged volumes	450

PV-10	$7,065

RISK FACTORS

An investment in our shares involves risks. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our shares. If certain of the following risks were to occur, LINN’s business, financial condition or results of operations, and ours, as a result, could be materially adversely affected. In that case, LINN might not be able to pay any distribution on its units, the trading price of our shares could decline and you could lose all or part of your investment in us. In addition, if certain of the following risks were to occur, our financial condition or the price of our shares could be materially adversely affected.

Risks Related to LINN’s Business

LINN actively seeks to acquire oil and natural gas properties. Acquisitions involve potential risks that could adversely impact its future growth and its ability to increase or pay distributions at the current level, or at all.

Any acquisition involves potential risks, including, among other things:

•	the risk that reserves expected to support the acquired assets may not be of the anticipated magnitude or may not be developed as anticipated;

•	the risk of title defects discovered after closing;

•	inaccurate assumptions about revenues and costs, including synergies;

•	significant increases in LINN’s indebtedness and working capital requirements;

•	an inability to transition and integrate successfully or timely the businesses LINN acquires;

•	the cost of transition and integration of data systems and processes;

•	the potential environmental problems and costs;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	the diversion of management’s attention from other business concerns;

•	increased demands on existing personnel and on the corporate structure;

•	disputes arising out of acquisitions;

•	customer or key employee losses of the acquired businesses; and

•	the failure to realize expected growth or profitability.

The scope and cost of these risks may ultimately be materially greater than estimated at the time of the acquisition. Further, LINN’s future acquisition costs may be higher than those it has achieved historically. Any of these factors could adversely impact its future growth and its ability to increase or pay distributions.

If LINN does not make future acquisitions on economically acceptable terms, then its growth and ability to increase distributions will be limited.

LINN’s ability to grow and to increase distributions to its unitholders is partially dependent on its ability to make acquisitions that result in an increase in available cash flow per unit. It may be unable to make such acquisitions because it is:

•	unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them;

•	unable to obtain financing for these acquisitions on economically acceptable terms; or

•	outbid by competitors.

In any such case, LINN’s future growth and ability to increase distributions will be limited. Furthermore, even if LINN does make acquisitions that it believes will increase available cash flow per unit, these acquisitions may nevertheless result in a decrease in available cash flow per unit.

LINN has significant indebtedness under its Senior Notes and from time to time, its Credit Facility. The Credit Facility and the indentures governing the Senior Notes have substantial restrictions and LINN may have difficulty obtaining additional credit, which could adversely affect its operations, its ability to make acquisitions and its ability to pay distributions to its unitholders, including us.

On a pro forma basis giving effect to this offering and the increase in LINN’s borrowing base in July 2012, as of June 30, 2012, LINN had an aggregate of approximately $6.7 billion in outstanding senior notes (“Senior Notes”) and borrowings under its Fifth Amended and Restated Credit Agreement (“Credit Facility”) with approximately $963 million of additional borrowing capacity under its Credit Facility, which includes a $4 million reduction in availability for outstanding letters of credit and a $200 million reduction in availability related to a restriction on swap agreements outstanding associated with the Green River Acquisition, which no longer applies since the acquisition has closed. As a result of its indebtedness, LINN will use a portion of its cash flow to pay interest and principal when due, which will reduce the cash available to finance its operations and other business activities and could limit its flexibility in planning for or reacting to changes in its business and the industry in which it operates.

The Credit Facility restricts LINN’s ability to incur additional indebtedness, create liens on its properties, make distributions, make investments, sell assets, enter into commodity and interest rate derivative contracts and engage in business combinations. LINN is also required to demonstrate compliance quarterly with certain financial covenants and ratios, including a ratio of EBITDA to Interest Expense of 2.5 to 1.0 and a Current Ratio of 1.0 to 1.0 (as such terms are defined in the Credit Facility which is filed as an exhibit to our registration statement filed with the SEC in connection with this offering). Its ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from its operations and events or circumstances beyond its control. LINN’s failure to comply with any of the above restrictions and covenants could result in an event of default, which, if it continues beyond any applicable cure periods, could cause all of its existing indebtedness to be immediately due and payable.

LINN depends, in part, on its Credit Facility for future capital needs. LINN has drawn on its Credit Facility to fund or partially fund quarterly cash distribution payments, since it uses operating cash flow primarily for drilling and development of oil and natural gas properties and acquisitions and borrows as cash is needed. Absent such borrowing, it would have at times experienced a shortfall in cash available to pay its declared quarterly cash distribution amount. If there is a default by LINN under its Credit Facility that continues beyond any applicable cure period, it would be unable to make borrowings to fund distributions. In addition, LINN may finance acquisitions through borrowings under its Credit Facility or the incurrence of additional debt. To the extent that LINN is unable to incur additional debt under its Credit Facility or otherwise because it is not in compliance with the financial covenants in the Credit Facility, it may not be able to complete acquisitions, which could adversely affect its ability to maintain or increase distributions. Furthermore, to the extent LINN is unable to refinance its Credit Facility on terms that are as favorable as those in its existing Credit Facility, or at all, its ability to fund its operations and its ability to pay distributions could be affected.

The borrowing base under LINN’s Credit Facility is determined semi-annually at the discretion of the lenders and is based in part on oil, natural gas and NGL prices. Significant declines in oil, natural gas or NGL prices may result in a decrease in its borrowing base. The lenders can unilaterally adjust the borrowing base and therefore the borrowings permitted to be outstanding under the Credit Facility. Any increase in the borrowing base requires the consent of all the lenders. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or LINN must pledge other properties as additional collateral. LINN does not currently have substantial unpledged properties, and it may not have the financial resources in the future to make any mandatory principal prepayments required under the Credit Facility. Significant declines in LINN’s production or significant declines in realized oil, natural gas or NGL prices for prolonged periods and resulting decreases in its borrowing base may force it to reduce or suspend distributions to its unitholders.

LINN’s ability to access the capital and credit markets to raise capital and borrow on favorable terms will be affected by disruptions in the capital and credit markets, which could adversely affect its operations, its ability to make acquisitions and its ability to pay distributions to its unitholders.

Disruptions in the capital and credit markets could limit LINN’s ability to access these markets or significantly increase its cost to borrow. Some lenders may increase interest rates, enact tighter lending standards, refuse to refinance existing debt at maturity on favorable terms or at all and may reduce or cease to provide funding to borrowers. If LINN is unable to access the capital and credit markets on favorable terms, its ability to make acquisitions and pay distributions could be affected.

LINN’s variable rate indebtedness subjects it to interest rate risk, which could cause its debt service obligations to increase significantly.

Borrowings under LINN’s Credit Facility bear interest at variable rates and expose LINN to interest rate risk. If interest rates increase and LINN is unable to effectively hedge its interest rate risk, its debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and its net income and cash available for servicing its indebtedness would decrease.

Increases in interest rates could adversely affect the demand for LINN’s units.

An increase in interest rates may cause a corresponding decline in demand for equity investments, in particular for yield-based equity investments such as LINN units. Any such reduction in demand for LINN units resulting from other more attractive investment opportunities may cause the trading price of LINN units to decline.

LINN’s commodity derivative activities could result in financial losses or could reduce its income, which may adversely affect its ability to pay distributions to its unitholders.

To achieve more predictable cash flow and to reduce its exposure to adverse fluctuations in the prices of oil and natural gas, LINN enters into commodity derivative contracts for a significant portion of its production. Commodity derivative arrangements expose it to the risk of financial loss in some circumstances, including situations when production is less than expected. If LINN experiences a sustained material interruption in its production or if it is unable to perform its drilling activity as planned, it might be forced to satisfy all or a portion of its derivative obligations without the benefit of the cash flow from its sale of the underlying physical commodity, resulting in a substantial reduction of its liquidity, which may adversely affect its ability to pay distributions to its unitholders.

Counterparty failure may adversely affect LINN’s derivative positions.

LINN cannot be assured that its counterparties will be able to perform under its derivative contracts. If a counterparty fails to perform and the derivative arrangement is terminated, LINN’s cash flow and ability to pay distributions could be impacted.

Commodity prices are volatile, and a significant decline in commodity prices for a prolonged period would reduce LINN’s revenues, cash flow from operations and profitability and it may have to lower its distribution or may not be able to pay distributions at all, which would in turn reduce or eliminate our ability to pay dividends to you.

LINN’s revenue, profitability and cash flow depend upon the prices of and demand for oil, natural gas and NGL. The oil, natural gas and NGL market is very volatile and a drop in prices can significantly affect LINN’s financial results and impede its growth. Changes in oil, natural gas and NGL prices have a significant impact on the value of LINN’s reserves and on its cash flow. Prices for these commodities may fluctuate widely in response to relatively minor changes in the supply of and demand for them, market uncertainty and a variety of additional factors that are beyond LINN’s control, such as:

•	the domestic and foreign supply of and demand for oil, natural gas and NGL;

•	the price and level of foreign imports;

•	the level of consumer product demand;

•	weather conditions;

•	overall domestic and global economic conditions;

•	political and economic conditions in oil and natural gas producing countries, including those in the Middle East and South America;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain price and production controls;

•	the impact of the U.S. dollar exchange rates on oil, natural gas and NGL prices;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•	the proximity and capacity of pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.

In the past, the prices of oil, natural gas and NGL have been extremely volatile, and LINN expects this volatility to continue. If commodity prices decline significantly for a prolonged period, LINN’s cash flow from operations will decline, and it may have to lower its distribution or may not be able to pay distributions at all, which would in turn reduce or eliminate our ability to pay dividends to you.

Future price declines or downward reserve revisions may result in a write down of LINN’s asset carrying values, which could adversely affect its results of operations and limit its ability to borrow funds.

Declines in oil, natural gas and NGL prices may result in LINN having to make substantial downward adjustments to its estimated proved reserves. If this occurs, or if LINN’s estimates of development costs increase, production data factors change or drilling results deteriorate, accounting rules may require it to write down, as a noncash charge to earnings, the carrying value of its properties for impairments. LINN capitalizes costs to acquire, find and develop its oil and natural gas properties under the successful efforts accounting method. LINN is required to perform impairment tests on its assets periodically and whenever events or changes in circumstances warrant a review of its assets. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of LINN’s assets, the carrying value may not be recoverable and therefore would require a write down. LINN may incur impairment charges in the future, which could have a material adverse effect on its results of operations in the period incurred and on its ability to borrow funds under its Credit Facility, which in turn may adversely affect its ability to make cash distributions to its unitholders.

Unless LINN replaces its reserves, its reserves and production will decline, which would adversely affect its cash flow from operations and its ability to make distributions to its unitholders.

Producing oil, natural gas and NGL reservoirs are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. The overall rate of decline for LINN’s production will change if production from its existing wells declines in a different manner than its has estimated and can change when it drills additional wells, makes acquisitions and under other circumstances. Thus, LINN’s future oil, natural gas and NGL reserves and production and, therefore, its cash flow and income, are highly dependent on its success in efficiently developing its current reserves and economically finding or acquiring additional recoverable reserves. LINN may not be able to develop, find or acquire additional reserves to replace its current and future production at acceptable costs, which would adversely affect its cash flow from operations and its ability to make distributions to its unitholders.

LINN’s estimated reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of LINN’s reserves.

No one can measure underground accumulations of oil, natural gas and NGL in an exact manner. Reserve engineering requires subjective estimates of underground accumulations of oil, natural gas and NGL and assumptions concerning future oil, natural gas and NGL prices, production levels and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. Independent petroleum engineering firms prepare estimates of our proved reserves. Some of LINN’s reserve estimates are made without the benefit of a lengthy production history, which are less reliable than estimates based on a lengthy production history. Also, LINN makes certain assumptions regarding future oil, natural gas and NGL prices, production levels and operating and development costs that may prove incorrect. Any significant variance from these assumptions by actual amounts could greatly affect LINN’s estimates of reserves, the economically recoverable quantities of oil, natural gas and NGL attributable to any particular group of properties, the classifications of reserves based on risk of recovery and estimates of the future net cash flows. Numerous changes over time to the assumptions on which LINN’s reserve estimates are based, as described above, often result in the actual quantities of oil, natural gas and NGL LINN ultimately recovers being different from its reserve estimates.

The present value of future net cash flows from LINN’s proved reserves is not necessarily the same as the current market value of its estimated oil, natural gas and NGL reserves. LINN bases the estimated discounted future net cash flows from its proved reserves on an unweighted average of the first-day-of-the-month price for each month during the 12-month calendar year and year-end costs. However, actual future net cash flows from its oil and natural gas properties also will be affected by factors such as:

•	actual prices we receive for oil, natural gas and NGL;

•	the amount and timing of actual production;

•	the timing and success of development activities;

•	supply of and demand for oil, natural gas and NGL; and

•	changes in governmental regulations or taxation.

In addition, the 10% discount factor required to be used under the provisions of applicable accounting standards when calculating discounted future net cash flows, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with LINN or the oil and natural gas industry in general.

LINN’s development operations require substantial capital expenditures, which will reduce its cash available for distribution. LINN may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in its reserves.

The oil and natural gas industry is capital intensive. LINN makes and expects to continue to make substantial capital expenditures in its business for the development and production of oil, natural gas and NGL reserves. These expenditures will reduce LINN’s cash available for distribution. LINN intends to finance its future capital expenditures with cash flow from operations and, to the extent necessary, with equity and debt offerings or bank borrowings. LINN’s cash flow from operations and access to capital are subject to a number of variables, including:

•	its proved reserves;

•	the level of oil, natural gas and NGL it is able to produce from existing wells;

•	the prices at which it is able to sell its oil, natural gas and NGL; and

•	its ability to acquire, locate and produce new reserves.

If LINN’s revenues or the borrowing base under its Credit Facility decrease as a result of lower oil, natural gas and NGL prices, operating difficulties, declines in reserves or for any other reason, it may have limited ability to obtain the capital necessary to sustain its operations at current levels. LINN’s Credit Facility restricts its ability to obtain new financing. If additional capital is needed, it may not be able to obtain debt or equity financing on terms favorable to it, or at all. If cash flow from operations or cash available under the Credit Facility is not sufficient to meet LINN’s capital requirements, the failure to obtain additional financing could result in a curtailment of its development operations, which in turn could lead to a possible decline in its reserves.

LINN may decide not to drill some of the prospects it has identified, and locations that it decides to drill may not yield oil, natural gas and NGL in commercially viable quantities.

LINN’s prospective drilling locations are in various stages of evaluation, ranging from a prospect that is ready to drill to a prospect that will require additional geological and engineering analysis. Based on a variety of factors, including future oil, natural gas and NGL prices, the generation of additional seismic or geological information, the availability of drilling rigs and other factors, LINN may decide not to drill one or more of these prospects. As a result, LINN may not be able to increase or maintain its reserves or production, which in turn could have an adverse effect on its business, financial position, results of operations and its ability to pay distributions. In addition, the SEC’s reserve reporting rules include a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years of the date of booking. At December 31, 2011, LINN had 2,302 proved undeveloped drilling locations. To the extent that LINN does not drill these locations within five years of initial booking, they may not continue to qualify for classification as proved reserves, and LINN may be required to reclassify such reserves as unproved reserves. The reclassification of such reserves could also have a negative effect on the borrowing base under the Credit Facility.

The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a well. LINN’s efforts will be uneconomic if it drills dry holes or wells that are productive but do not produce enough oil, natural gas and NGL to be commercially viable after drilling, operating and other costs. If LINN drills future wells that it identifies as dry holes, its drilling success rate would decline, which could have an adverse effect on its business, financial position or results of operations.

LINN’s business depends on gathering and transportation facilities. Any limitation in the availability of those facilities would interfere with its ability to market the oil, natural gas and NGL it produces, and could reduce its cash available for distribution and adversely impact expected increases in oil, natural gas and NGL production from our drilling program.

The marketability of LINN’s oil, natural gas and NGL production depends in part on the availability, proximity and capacity of gathering and pipeline systems. The amount of oil, natural gas and NGL that can be produced and sold is subject to limitation in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage to the gathering or transportation system, or lack of contracted capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, LINN is provided only with limited, if any, notice as to when these circumstances will arise and their duration. In addition, some of its wells are drilled in locations that are not serviced by gathering and transportation pipelines, or the gathering and transportation pipelines in the area may not have sufficient capacity to transport additional production. As a result, LINN may not be able to sell the oil, natural gas and NGL production from these wells until the necessary gathering and transportation systems are constructed. Any significant curtailment in gathering system or pipeline capacity, or significant delay in the construction of necessary gathering and transportation facilities, would interfere with LINN’s ability to market the oil, natural gas and NGL it produces, and could reduce its cash available for distribution and adversely impact expected increases in oil, natural gas and NGL production from its drilling program.

LINN depends on certain key customers for sales of our oil, natural gas and NGL. To the extent these and other customers reduce the volumes they purchase from LINN or delay payment, LINN’s revenues and cash available for distribution could decline. Further, a general increase in nonpayment could have an adverse impact on its financial position and results of operations.

For the year ended December 31, 2011, Enbridge Energy Partners, L.P. and DCP Midstream Partners, LP accounted for approximately 21% and 19%, respectively, of LINN’s total production volumes, or 40% in the aggregate. For the year ended December 31, 2010, DCP Midstream Partners, LP, Enbridge Energy Partners, L.P. and ConocoPhillips accounted for approximately 19%, 17% and 12%, respectively, of LINN’s total volumes, or 48% in the aggregate. To the extent these and other customers reduce the volumes of oil, natural gas or NGL that they purchase from LINN, its revenues and cash available for distribution could decline.

Many of LINN’s leases are in areas that have been partially depleted or drained by offset wells.

LINN’s key project areas are located in some of the most active drilling areas of the producing basins in the U.S. As a result, many of its leases are in areas that have already been partially depleted or drained by earlier offset drilling. This may inhibit its ability to find economically recoverable quantities of reserves in these areas.

LINN’s identified drilling location inventories are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling, resulting in temporarily lower cash from operations, which may impact LINN’s ability to pay distributions.

LINN’s management has specifically identified and scheduled drilling locations as an estimation of LINN’s future multi-year drilling activities on its existing acreage. As of December 31, 2011, LINN had identified 6,456 drilling locations, of which 2,302 were proved undeveloped locations and 4,154 were other locations. These identified drilling locations represent a significant part of LINN’s growth strategy. Its ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, oil, natural gas and NGL prices, costs and drilling results. In addition, DeGolyer and MacNaughton has not estimated proved reserves for the 4,154 other drilling locations LINN has identified and scheduled for drilling, and therefore there may be greater uncertainty with respect to the success of drilling wells at these drilling locations. LINN’s final determination on whether to drill any of these drilling locations will be dependent upon the factors described above as well as, to some degree, the results of its drilling activities with respect to its proved drilling locations. Because of these uncertainties, LINN does not know if the numerous drilling locations it has identified will be drilled within its expected timeframe or will ever be drilled or if it will be able to produce oil, natural gas and NGL from these or any other potential drilling locations. As such, LINN’s actual drilling activities may materially differ from those presently identified, which could adversely affect its business.

Drilling for and producing oil, natural gas and NGL are high risk activities with many uncertainties that could adversely affect LINN’s financial position or results of operations and, as a result, its ability to pay distributions to its unitholders.

LINN’s drilling activities are subject to many risks, including the risk that it will not discover commercially productive reservoirs. Drilling for oil, natural gas and NGL can be uneconomic, not only from dry holes, but also from productive wells that do not produce sufficient revenues to be commercially viable. In addition, LINN’s drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	the high cost, shortages or delivery delays of equipment and services;

•	unexpected operational events;

•	adverse weather conditions;

•	facility or equipment malfunctions;

•	title problems;

•	pipeline ruptures or spills;

•	compliance with environmental and other governmental requirements;

•	unusual or unexpected geological formations;

•	loss of drilling fluid circulation;

•	formations with abnormal pressures;

•	fires;

•	blowouts, craterings and explosions; and

•	uncontrollable flows of oil, natural gas and NGL or well fluids.

Any of these events can cause increased costs or restrict LINN’s ability to drill the wells and conduct the operations which it currently has planned. Any delay in the drilling program or significant increase in costs could impact LINN’s ability to generate sufficient cash flow to pay quarterly distributions to its unitholders at the current distribution level or at all. Increased costs could include losses from personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination, loss of wells and regulatory penalties. LINN ordinarily maintains insurance against certain losses and liabilities arising from its operations. However, it is impossible to insure against all operational risks in the course of LINN’s business. Additionally, LINN may elect not to obtain insurance if it believes that the cost of available insurance is excessive relative to the perceived risks presented. Losses could therefore occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on LINN’s business activities, financial position and results of operations.

Because LINN handles oil, natural gas and NGL and other hydrocarbons, it may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental regulations or an accidental release of hazardous substances into the environment.

The operations of LINN’s wells, gathering systems, turbines, pipelines and other facilities are subject to stringent and complex federal, state and local environmental laws and regulations. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. There is an inherent risk that LINN may incur environmental costs and liabilities due to the nature of its business and the substances it handles. Certain environmental statutes, including the RCRA, CERCLA and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released. In addition, an accidental release from one of LINN’s wells or gathering pipelines could subject it to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage and fines or penalties for related violations of environmental laws or regulations.

Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase LINN’s compliance costs and the cost of any remediation that may become necessary, and these costs may not be recoverable from insurance. For a more detailed discussion of environmental and regulatory matters impacting LINN’s business, please read “Business—LINN—Environmental Matters and Regulation.”

LINN is subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.

LINN’s operations are regulated extensively at the federal, state and local levels. Environmental and other governmental laws and regulations have increased the costs to plan, design, drill, install, operate and abandon oil and natural gas wells. Under these laws and regulations, LINN could also be liable for personal injuries, property damage and other damages. Failure to comply with these laws and regulations may result in the suspension or termination of LINN’s operations and subject it to administrative, civil and criminal penalties. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects.

Part of the regulatory environment in which LINN operates includes, in some cases, legal requirements for obtaining environmental assessments, environmental impact studies and/or plans of development before commencing drilling and production activities. In addition, LINN’s activities are subject to the regulations regarding conservation practices and protection of correlative rights. These regulations affect LINN’s operations and limit the quantity of oil, natural gas and NGL it may produce and sell. A major risk inherent in LINN’s drilling plans is the need to obtain drilling permits from state and local authorities. Delays in obtaining regulatory approvals or drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with unreasonable conditions or costs could have a material adverse effect on LINN’s ability to develop its properties. Additionally, the regulatory environment could change in ways that might substantially increase the financial and managerial costs of compliance with these laws and regulations and, consequently, adversely affect LINN’s ability to pay distributions to its unitholders. For a description of the laws and regulations that affect us, please read “Business—LINN—Environmental Matters and Regulation.”

Federal and state legislation and regulatory initiatives related to hydraulic fracturing could result in increased costs and operating restrictions or delays.

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons from tight formations. Due to concerns raised relating to potential impacts of hydraulic fracturing on groundwater quality, legislative and regulatory efforts at the federal level and in some states have been initiated to render permitting and compliance requirements more stringent for hydraulic fracturing or prohibit the activity altogether. For example, the EPA has asserted federal regulatory authority over hydraulic fracturing involving diesel additives under the Safe Drinking Water Act’s Underground Injection Control Program and has begun the process of drafting guidance documents related to this newly asserted regulatory authority. In addition, both Texas and Louisiana have adopted disclosure regulations requiring varying degrees of disclosure of the constituents in hydraulic fracturing fluids. Such efforts could have an adverse effect on LINN’s oil and natural gas production activities. For a more detailed discussion of hydraulic fracturing matters impacting LINN’s business, please read “Business—LINN—Environmental Matters and Regulation.”

Risks Inherent in an Investment in LinnCo

Our cash flow consists exclusively of distributions from LINN.

Our only assets will be units representing limited liability company interests in LINN that we own. Our cash flow will be therefore completely dependent upon the ability of LINN to make distributions to its unitholders. The amount of cash that LINN can distribute to its unitholders, including us, each quarter principally depends upon the amount of cash it generates from its operations, which will fluctuate from quarter to quarter based on, among other things:

•	produced volumes of oil, natural gas and NGL;

•	prices at which oil, natural gas and NGL production is sold;

•	level of its operating costs;

•	payment of interest, which depends on the amount of its indebtedness and the interest payable thereon; and

•	level of its capital expenditures.

In addition, the actual amount of cash that LINN will have available for distribution will depend on other factors, some of which are beyond its control, including:

•	availability of borrowings on acceptable terms under its credit facility to pay distributions;

•	the costs of acquisitions, if any;

•	fluctuations in its working capital needs;

•	timing and collectibility of receivables;

•	restrictions on distributions contained in its credit facility and the indentures governing its senior notes;

•	prevailing economic conditions;

•	access to credit or capital markets; and

•	the amount of cash reserves established by its board of directors for the proper conduct of its business.

Because of these factors, LINN may not have sufficient available cash each quarter to pay the current distribution of $0.725 per quarter, as of July 24, 2012, the most recent declaration date, or any other amount. Furthermore, the amount of cash that LINN has available for distribution depends primarily upon its cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, LINN may be able to make cash distributions during periods when it records net losses and may not be able to make cash distributions during periods when it records net income. Please read “—Risks Related to LINN’s Business” for a discussion of risks affecting LINN’s ability to generate distributable cash flow.

We will incur corporate income tax liabilities on income allocated to us by LINN with respect to LINN units we own, which may be substantial.

We are classified as a corporation for U.S. federal income tax purposes and, in most states in which LINN does business, for state income tax purposes. Under current law, we will be subject to U.S. federal income tax at rates of up to 35% (and a 20% alternative minimum tax in certain cases), and to state income tax at rates that vary from state to state, on the net income allocated to us by LINN with respect to the LINN units we own. The amount of cash available for distribution to you will be reduced by the amount of any such income taxes payable by us for which we establish reserves.

For each of the periods ending December 31, 2012, 2013, 2014 and 2015, we estimate that our income tax liability will be between 2% and 5% of the cash distributed to us (please read “Our Dividend Policy”). That estimate is based upon a number of assumptions regarding LINN’s earnings from its operations, the amount of those earnings allocated to us, our income tax liabilities and the amount of the distributions paid to us by LINN that may prove incorrect, including:

•	LINN will not significantly decrease its drilling activity;

•	there will not be an issuance of significant additional units by LINN without a corresponding increase in the aggregate tax deductions generated by LINN;

•	proposed legislation that would eliminate the current deduction of intangible drilling costs and other tax incentives to the oil and natural gas industry will not be enacted; and

•	there will not be a significant increase in oil and natural gas prices.

Events inconsistent with our assumptions could cause our income tax liabilities to be substantially higher than estimated (and could therefore cause our quarterly dividends to be substantially lower than the quarterly distributions on LINN units). Please read “Material U.S. Federal Income Tax Consequences—Consequences to U.S. Holders—Distributions on the Shares.”

Moreover, after December 31, 2015, our income tax liabilities may increase substantially. For example, distributions that we receive with respect to our LINN units that exceed the net income allocated to us by LINN with respect to those units decrease our tax basis in those units. When our tax basis in our LINN units is reduced to zero and any loss or other carryovers are fully utilized, the distributions we receive from LINN in excess of net income allocated to us by LINN will effectively be fully taxable to us, without any deductions.

Changes to current U.S. federal tax laws may affect our ability to take certain tax deductions.

Substantive changes to the existing U.S. federal income tax laws have been proposed that, if adopted, would affect, among other things, our ability to take certain deductions related to LINN’s operations, including deductions for intangible drilling costs and percentage depletion and deductions for costs associated with U.S. production activities. We are unable to predict whether any changes, or other proposals to such laws, ultimately will be enacted. Any such changes could negatively impact the value of an investment in our shares.

There is no existing market for our shares. Following this offering, an active trading market for our shares may not develop, and even if such a market does develop, the market price of our shares may be less than the price you paid for your shares and less than the market price of LINN units. The market price of our shares may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our shares. After this offering, there will be only 30,250,000 publicly traded shares, assuming no exercise of the underwriters’ option to purchase additional shares. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the shares that will prevail in the trading market. The market price of our shares may decline below the initial public offering price. The market price of our shares may also be influenced by many factors, some of which are beyond our control, including:

•	the trading price of LINN units;

•	the level of LINN’s quarterly distributions and our quarterly dividends;

•	LINN’s quarterly or annual earnings or those of other companies in its industry;

•	the loss of a large customer by LINN;

•	announcements by LINN or its competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	future sales of our shares; and

•	other factors described in these “Risk Factors.”

Our shareholders will only be able to indirectly vote on matters on which LINN unitholders are entitled to vote, and our shareholders are not entitled to vote to elect our directors.

Our shareholders will only be able to indirectly vote on matters on which LINN unitholders are entitled to vote, and our shareholders are not entitled to vote to elect our directors. Therefore, you will only be able to indirectly influence the management and board of directors of LINN, and you will not be able to directly influence or change our management or board of directors. If our shareholders are dissatisfied with the performance of our directors, they will have no ability to remove the directors and will have no right on an annual or ongoing basis to elect our board of directors. Rather, our board of directors will be appointed by the holder of our voting share, which will be LINN. As a result of these limitations, the price at which the shares will trade could be lower because of the absence or reduction of a takeover premium in the trading price. Our limited liability company agreement also contains provisions limiting the ability of holders of our shares to call meetings or to obtain information about our operations, as well as other provisions limiting the ability of holders of our shares to influence the manner or direction of management.

LINN may issue additional units without your approval or other classes of units, and we may issue additional shares, which would dilute our direct and your indirect ownership interest in LINN and your ownership interest in us.

LINN’s limited liability company agreement does not limit the number of additional limited liability company interests, including interests that rank senior to the LINN units, that it may issue at any time without the approval of its unitholders. The issuance by LINN of additional units or other equity securities of equal or senior rank will have the following effects:

•	our proportionate ownership interest in LINN will decrease;

•	the amount of cash available for distribution on each LINN unit may decrease, resulting in a decrease in the amount of cash available to pay dividends to you;

•	the relative voting strength of each previously outstanding unit, including the LINN units we hold and vote in accordance with the vote of our unitholders, will be diminished; and

•	the market price of the LINN units may decline, resulting in a decline in the market price of our shares.

In addition, our limited liability company agreement does not limit the number of additional shares that we may issue at any time without your approval. The issuance by us of additional shares will have the following effects:

•	your proportionate ownership interest in us will decrease;

•	the relative voting strength of each previously outstanding share you own will be diminished; and

•	the market price of our shares may decline.

Your shares are subject to limited call rights that could result in your having to involuntarily sell your shares at a time or price that may be undesirable. Shareholders who are not “Eligible Holders” will not be entitled to receive distributions on or allocations of income or loss on their shares and their shares will be subject to redemption.

If LINN or any of its affiliates owns 80% or more of our outstanding shares, LINN has the right, which it may assign to any of its affiliates, to purchase all of our remaining outstanding shares, at a purchase price not less than the greater of the then-current market price of our shares and the highest price paid for our shares by LINN or one of its affiliates during the prior 90 days. If LINN exercises any of its rights to purchase our shares, you may be required to sell your shares at a time or price that may be undesirable, and you could receive less than you paid for your shares. Any sale of our shares, to LINN or otherwise, for cash will be a taxable transaction to the owner of the shares sold. Accordingly, a gain or loss will be recognized on the sale equal to the difference between the cash received and the owner’s tax basis in the shares sold.

In addition, if at any time a person owns more than 90% of the outstanding LINN units, such person may elect to purchase all, but not less than all, of the remaining outstanding LINN units at a price equal to the higher of the current market price (as defined in LINN’s limited liability company agreement) and the highest price paid by such person or any of its affiliates for any LINN units purchased during the 90-day period preceding the date notice was mailed to the LINN unitholders informing them of such election. In this case, we will be required to tender all of our outstanding LINN units and distribute the cash we receive, net of income taxes payable by us, to our shareholders. Following such distribution, we will dissolve and wind up our affairs. Thus, upon the election of a holder of 90% of the outstanding LINN units, you may receive a distribution that is effectively less than the price at which you would prefer to sell your shares.

In order to comply with U.S. laws with respect to the ownership of interests in oil and gas leases on federal lands, we have adopted certain requirements regarding those investors who may own our shares. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; or (3) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof and only for so long as the alien is not from a country that the United States federal government regards as denying similar privileges to citizens or corporations of the United States. Shareholders who are not persons or entities who meet the requirements to be an Eligible Holder will not be entitled to receive distributions in kind on their shares in a liquidation and they run the risk of having their shares redeemed by us at the then-current market price.

The terms of our shares may be changed in ways you may not like, because our board of directors will have the power to change the terms of our shares in ways our board determines are not materially adverse to you.

As an owner of our shares, you may not like the changes made to the terms of our shares, if any, and you may disagree with our board of directors’ decision that the changes are not materially adverse to you as a shareholder. Your recourse if you disagree will be limited because our limited liability company agreement gives broad latitude and discretion to our board of directors and limits the fiduciary duties that our officers and directors otherwise would owe to you.

Our limited liability company agreement limits the fiduciary duties owed by our officers and directors to our shareholders, and LINN’s limited liability company agreement limits the fiduciary duties owed by LINN’s officers and directors to its unitholders, including us.

Our limited liability company agreement has modified, waived and limited the fiduciary duties of our directors and officers that would otherwise apply at law or in equity and replaced such duties with a contractual duty requiring our directors and officers to act in good faith. For purposes of our limited liability company agreement, a person shall be deemed to have acted in good faith if the person subjectively believes that the action or omission of action is in, or not opposed to, the best interests of LinnCo. In addition, any action or omission shall be deemed to be in, or not opposed to, the best interests of LinnCo and our shareholders if the person making the determination subjectively believes that such action or omission of action is in, or not opposed to, the best interest of LINN and all its unitholders, taken together, and such person may take into account the totality of the relationship between LINN and us. In addition, when acting in any capacity other than as one of our directors or officers, including when acting in their individual capacities or as officers or directors of LINN or any affiliate of LINN, our directors and officers will not be required to act in good faith and will have no obligation to take into account our interests or the interests of our shareholders.

The above modifications of fiduciary duties are expressly permitted by Delaware law. Thus, we and our shareholders will only have recourse and be able to seek remedies against our board of directors if they breach their obligations pursuant to our limited liability company agreement. Furthermore, even if there has been a breach of the obligations set forth in our limited liability company agreement, that agreement provides that our directors and officers will not be liable to us or our shareholders, except for acts or omissions not in good faith.

These provisions restrict the remedies available to our shareholders for actions that without those limitations might constitute breaches of duty, including fiduciary duties. In addition, LINN’s limited liability company agreement also limits the fiduciary duties owed by LINN’s officers and directors to its unitholders, including us.

Our limited liability company agreement prohibits a shareholder who acquires 15% or more of our shares or voting power with respect to 15% or more of the outstanding LINN units without the approval of our or LINN’s board of directors from engaging in a business combination with us or with LINN for three years. This provision could discourage a change of control of us or of LINN that our shareholders may favor, which could negatively affect the price of our shares.

Our limited liability company agreement effectively adopts Section 203 of the Delaware General Corporation Laws, or the DGCL. Section 203 of the DGCL as it applies to us prevents an interested shareholder, defined as a person who owns 15% or more of our outstanding shares or voting power with respect to 15% or more of the outstanding LINN units, from engaging in business combinations with us or with LINN for three years following the time such person becomes an interested shareholder. Section 203 broadly defines “business combination” to encompass a wide variety of transactions with or caused by an interested shareholder, including mergers, asset sales and other transactions in which the interested shareholder receives a benefit on other than a pro rata basis with other shareholders. This provision of our limited liability company agreement could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for our shares or LINN’s units.

Our shares may trade at a substantial discount to the trading price of LINN units.

We cannot predict whether our shares will trade at a discount or premium to the trading price of LINN units. If we incur substantial corporate income tax liabilities on income allocated to us by LINN with respect to LINN units we own, the quarterly dividend of cash you receive per share will be substantially less than the quarterly per unit distribution of cash that we receive from LINN. In addition, upon a Terminal Transaction, the net proceeds you receive from us per share may, as a result of our corporate income tax liabilities on the transaction and other factors, be substantially lower than the net proceeds per unit received by a direct LINN unitholder. As a result of these considerations, our shares may trade at a substantial discount to the trading price of LINN units. See “Description of the Limited Liability Company Agreements—Our Limited Liability Company Agreement—Terminal Transactions Involving LINN.”

We will be a “controlled company” within the meaning of the NASDAQ rules and intend to rely on exemptions from various corporate governance requirements immediately following the closing of this offering.

Our shares have been approved for listing on the NASDAQ Global Select Market. A company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” within the meaning of the NASDAQ rules. A “controlled company” may elect not to comply with various corporate governance requirements of NASDAQ, including the requirement that a majority of its board of directors consist of independent directors, the requirement that its nominating and governance committee consist of all independent directors and the requirement that its compensation committee consist of all independent directors.

Following this offering, we believe that we will be a “controlled company” since LINN will hold our sole voting share and will have the sole power to elect our board of directors. See “Description of the Limited Liability Company Agreements—Our Limited Liability Company Agreement—Voting Rights.” Because we intend to rely on certain of the “controlled company” exemptions and will not have a compensation committee or a nominating and corporate governance committee, you may not have the same corporate governance advantages afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

Tax Risks to Shareholders

Upon a Terminal Transaction, we may be entitled to a smaller distribution per LINN unit we own than other LINN unitholders, and we may incur substantial corporate income tax liabilities in the transaction or upon the distribution of the proceeds from the transaction to you, in which case the net proceeds you receive from us per share may be substantially lower than the net proceeds per unit received by a direct LINN unitholder.

Upon a liquidation of LINN, LINN unitholders will receive distributions in accordance with the positive balances in their respective capital accounts in their units. Please read “Description of the Limited Liability Company Agreements—LINN’s Limited Liability Company Agreement—Liquidation and Distribution of Proceeds.” As a result of the underwriting discount and offering expenses incurred in connection with this offering, we will acquire LINN units at a price lower than the current market price of LINN units. Therefore, our capital account in the LINN units that we will own initially will be lower than the capital accounts of other LINN unitholders in their LINN units. Therefore, we would be entitled upon a dissolution of LINN to a smaller distribution per LINN unit we own than other LINN unitholders, unless adjustments were made to our capital accounts in the LINN units that we will own.

Each time LINN issues or redeems units, it is required to adjust the capital accounts in all outstanding LINN units upward to the extent of the “unrealized gains” in LINN’s assets or downward to the extent of the “unrealized losses” in LINN’s assets immediately prior to such issuance or redemption. In general, the difference between the fair market value of each such asset and its adjusted tax basis equals the unrealized gain (if the fair market value exceeds the adjusted tax basis) or the unrealized loss (if the adjusted tax basis exceeds the fair market value). Unrealized gains and unrealized losses generally are allocated among the LINN unitholders in the same manner as other items of LINN income, gain, deduction or loss.

The board of directors of LINN, however, is authorized to make disproportionate allocations of income and deductions, including allocations of unrealized gains and unrealized losses, to the extent necessary to cause the capital accounts of all LINN units to be the same. We anticipate that there will be sufficient unrealized gains or unrealized losses in connection with future issuances or redemptions of LINN units in order for LINN to allocate to us sufficient unrealized gains, or to allocate sufficient unrealized losses to other holders of LINN units, to cause the capital accounts in the LINN units that we will own to be the same as the capital accounts of all other LINN units and result in our being entitled upon the dissolution of LINN to the same distribution per LINN unit we will own as other LINN unitholders. However, there can be no assurance that such adjustments will occur or that any adjustments that do occur will be sufficient to eliminate the difference between our capital account in the LINN units that we will own and the capital accounts of other LINN unitholders in their LINN units.

We are classified as a corporation for U.S. federal income tax purposes and, in most states in which LINN does business, for state income tax purposes. Upon a Terminal Transaction, we will be required to liquidate and distribute the net after-tax proceeds of the transaction to you. Please read “Description of the Limited Liability Company Agreements—Our Limited Liability Company Agreement—Terminal Transactions Involving LINN.” We may incur substantial corporate income tax liabilities upon such a transaction or upon our distribution to you of the proceeds of the transaction. The tax liability we incur will depend in part upon the amount by which the value of the LINN units we own exceeds our tax basis in the units. We expect our tax basis in our LINN units to decrease over time as we receive distributions that exceed the net income allocated to us by LINN with respect to those units. As a result, we may incur substantial income tax liabilities upon such a transaction even if LINN units decrease in value after we purchase them. The amount of cash or other property available for distribution to you upon our liquidation will be reduced by the amount of any such income taxes paid by us. See “Description of the Limited Liability Company Agreements—Our Limited Liability Company Agreement—Terminal Transactions Involving LINN.”

As a result of these factors, upon a Terminal Transaction, the net proceeds you receive from us per share may be substantially lower than the net proceeds per unit received by a direct LINN unitholder.

Your tax gain on the disposition of our shares could be more than expected, or your tax loss on the disposition of our shares could be less than expected.

If you sell your shares, or you receive a liquidating distribution from us, you will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your tax basis in those shares. Because distributions in excess of your allocable share of our earnings and profits decrease your tax basis in your shares, the amount, if any, of such prior excess distributions with respect to the shares you sell or dispose of will, in effect, become taxable gain to you if you sell such shares at a price greater than your tax basis in those shares, even if the price you receive is less than your original cost. Please read “Material U.S. Federal Income Tax Consequences.”

If you are a U.S. holder of our shares, the IRS Forms 1099-DIV that you receive from your broker may over-report your dividend income with respect to our shares for U.S. federal income tax purposes, and failure to over-report your dividend income in a manner consistent with the IRS Forms 1099-DIV that you receive from your broker may cause the IRS to assert audit adjustments to your U.S. federal income tax return. If you are a non-U.S. holder of our shares, your broker or other withholding agent may overwithhold taxes from dividends paid to you, in which case you would have to file a U.S. tax return if you wanted to claim a refund of the overwithheld tax.

Dividends we pay with respect to our shares will constitute “dividends” for U.S. federal income tax purposes only to the extent of our current and accumulated earnings and profits. Dividends we pay in excess of our earnings and profits will not be treated as “dividends” for U.S. federal income tax purposes; instead, they will be treated first as a tax-free return of capital to the extent of your tax basis in your shares and then as capital gain realized on the sale or exchange of such shares. Please read “Material U.S. Federal Income Tax Consequences.” We may be unable to timely determine the portion of our distributions that is a “dividend” for U.S. federal income tax purposes.

If you are a U.S. holder of our shares, we may be unable to persuade brokers to prepare the IRS Forms 1099-DIV that they send to you in a manner that is consistent with our determination of the amount that constitutes a “dividend” to you for U.S. federal income tax purposes or you may receive a corrected IRS Form 1099-DIV (and you may therefore need to file an amended federal, state or local income tax return). We will attempt to timely notify you of available information to assist you with your income tax reporting (such as posting the correct information on our web site). However, the information that we provide to you may be inconsistent with the amounts reported to you by your broker on IRS Form 1099-DIV, and the IRS may disagree with any such information and may make audit adjustments to your tax return.

If you are a non-U.S. holder of our shares, “dividends” for U.S. federal income tax purposes will be subject to withholding of U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) unless the dividends are effectively connected with your conduct of U.S. trade or business. Please read “Material U.S. Federal Income Tax Consequences—Consequences to Non-U.S. Holders.” Because we may be unable to timely determine the portion of our distributions that is a “dividend” for U.S. federal income tax purposes or we may be unable to persuade your broker or withholding agent to withhold taxes from distributions in a manner consistent with our determination of the amount that constitutes a “dividend” for such purposes, your broker or other withholding agent may overwithhold taxes from distributions paid to you. In such a case, you would have to file a U.S. tax return to claim a refund of the overwithheld tax.

If LINN were subject to a material amount of entity-level income taxes or similar taxes, whether as a result of being treated as a corporation for U.S. federal income tax purposes or otherwise, the value of LINN units would be substantially reduced and, as a result, the value of our shares would be substantially reduced.

The anticipated benefit of an investment in LINN units depends largely on the assumption that LINN will not be subject to a material amount of entity-level income taxes or similar taxes, and the anticipated benefit of an investment in our shares depends largely upon the value of LINN units.

LINN may be subject to material entity-level U.S. federal income tax and state income taxes if it is treated as a corporation, rather than as a partnership, for U.S. federal income tax purposes. Because LINN’s units are publicly traded, Section 7704 of the Internal Revenue Code requires that LINN derive at least 90% of its gross income each year from the marketing of oil and natural gas, or from certain other specified activities, in order to be treated as a partnership for U.S. federal income tax purposes. We believe that LINN has satisfied this requirement and will continue to do so in the future, so we believe LINN is and will be treated as a partnership for U.S. federal income tax purposes. However, we have not obtained a ruling from the U.S. Internal Revenue Service regarding LINN’s treatment as a partnership for U.S. federal income tax purposes. Moreover, current law or the business of LINN may change so as to cause LINN to be treated as a corporation for U.S. federal income tax purposes or otherwise subject LINN to material entity-level U.S. federal income taxes, state income taxes or similar taxes. For example, one recent legislative proposal would eliminate the qualifying income exception upon which LINN relies for its treatment as a partnership for U.S. federal income tax purposes. Any modification to current law or interpretations thereof may or may not be applied retroactively and could make it more difficult or impossible to meet the requirements for partnership status, affect or cause LINN to change its business activities, change the character or treatment of portions of LINN’s income and adversely affect our investment in LINN units.

If LINN were treated as a corporation for U.S. federal income tax purposes, it would be subject to U.S. federal income tax at rates of up to 35% (and a 20% alternative minimum tax in certain cases), and to state income tax at rates that vary from state to state, on its taxable income. Distributions from LINN would generally be taxed again as corporate distributions, and no income, gain, loss, deduction or credit would flow through to LINN unitholders. Any income taxes or similar taxes imposed on LINN as an entity, whether as a result of LINN’s treatment as a corporation for U.S. federal income tax purposes or otherwise, would reduce LINN’s cash available for distribution to its unitholders. Any material reduction in the anticipated cash flow and after-tax return to LINN unitholders would reduce the value of the LINN units we own and the value of our shares. In addition, if LINN were treated as a corporation for U.S. federal income tax purposes, that would constitute a Terminal Transaction. See “Description of the Limited Liability Company Agreements—Our Limited Liability Company Agreement—Terminal Transactions Involving LINN.”

Also, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships and limited liability companies to entity level taxation through the imposition of state income, franchise or other forms of taxation. For example, LINN is required to pay Texas franchise tax at a maximum effective rate of 0.7% of its total revenue apportioned to Texas in the prior year. Imposition of a tax on LINN by any other state would reduce the amount of cash available for distribution to us.

USE OF PROCEEDS

We will use the net proceeds of approximately $1.054 billion from this offering ($1.213 billion if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and the structuring fee, to purchase from LINN a number of LINN units equal to the number of shares sold in this offering. The per unit price we will pay for such LINN units will be equal to the net proceeds we receive on a per share basis. LINN will pay our expenses incurred in connection with this offering.

LINN intends to use the proceeds it receives from the sale of LINN units to repay debt outstanding under its revolving credit facility and pay estimated expenses of this offering.

Intended Use	Intended Amount Dedicated to Such Use
(in millions)
Repay borrowings outstanding under LINN’s revolving credit facility	$1,052.023
Pay estimated offering expenses	$2.435

In July 2012, LINN entered into an amendment to its revolving credit facility to increase the maximum commitment amount from $2.0 billion to $3.0 billion. As of August 31, 2012, LINN had approximately $2.0 billion of indebtedness outstanding under its revolving credit facility, with a weighted average interest rate of 2.24%. The revolving credit facility matures in April 2017, and, at LINN’s election, borrowings bear interest at either the London Interbank Offered Rate, plus an applicable margin between 1.5% and 2.5% per annum (depending on the then-current level of borrowings under the revolving credit facility), or at a base rate, plus an applicable margin between 0.5% and 1.5% per annum (depending on the then-current level of borrowings under the revolving credit facility). Borrowings made under LINN’s revolving credit facility within the past twelve months were used primarily to finance LINN’s acquisition strategy.

Affiliates of certain of the underwriters in this offering are lenders under LINN’s Credit Facility and, accordingly will indirectly receive a portion of the net proceeds from this offering. Please read “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

CAPITALIZATION OF LINNCO

The following table sets forth our capitalization as of June 30, 2012:

•	on an historical basis; and

•

on an adjusted basis to give effect to the sale of 30,250,000 shares offered by us at an initial public offering price of $36.50 per share, after deducting underwriting discounts and the structuring fee, and the application of the net proceeds as described in “Use of Proceeds.”

You should read this table together with “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	At June 30, 2012
	Historical	As Adjusted
Equity
Voting share	$1,000	$1,000
Common shares	—	1,054,458,281
Additional paid-in capital	903,218	155,118
Accumulated deficit	(155,118)	(155,118)

Total capitalization	$749,100	$1,054,459,281

CAPITALIZATION OF LINN

The following table sets forth the cash and cash equivalents and consolidated capitalization of Linn Energy, LLC at June 30, 2012:

•	on an historical basis;

•

on a pro forma basis to give effect to borrowings of approximately $682 million for the Green River Acquisition that closed July 31, 2012, which excludes the deposit of approximately $308 million borrowed in June 2012 and reported in “credit facility” on the LINN’s historical balance sheet at June 30, 2012; and

•

on an adjusted basis to give effect to the offering and sale of 30,250,000 LINN units to LinnCo at a price of $34.858 per LINN unit (the per share price received by LinnCo in this offering after deducting underwriting discounts and the structuring fee) and the application of the net proceeds as described in “Use of Proceeds.”

The following table is unaudited and should be read together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and LINN’s historical financial statements and the related notes thereto included elsewhere in this prospectus.

	At June 30, 2012
	Historical	Pro Forma	As Adjusted
	(in thousands)
Cash and cash equivalents(1)	$1,883	$1,883	$1,883

Long-term debt:
Credit Facility(2)	$1,150,000	$1,832,291	$780,268
Senior notes, net	4,855,547	4,855,547	4,855,547

Total long-term debt, net	6,005,547	6,687,838	5,635,815
Total unitholders’ capital	4,131,663	4,131,663	5,183,686

Total capitalization	$10,137,210	$10,819,501	$10,819,501

(1)	As of August 31, 2012, LINN had cash and cash equivalents of approximately $1 million.
(2)	In July 2012, LINN entered into an amendment to its Credit Facility to increase the maximum commitment amount from $2.0 billion to $3.0 billion. As of August 31, 2012, LINN had total borrowings of approximately $2.0 billion outstanding under its Credit Facility.

OUR DIVIDEND POLICY

In addition to the following discussion of our dividend policy, please read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in LINN’s business and our shares. For additional information regarding the historical operating results of LINN, you should refer to the historical financial statements of LINN included elsewhere in this prospectus.

Our Dividend Policy

Within five business days after we receive a distribution on our LINN units, we will pay dividends on our shares of the cash we receive as distributions in respect of our LINN units, net of reserves for income taxes payable by us. Pursuant to the Omnibus Agreement, LINN has agreed to pay on our behalf or reimburse us for the costs and expenses of carrying out our activities. Please read “Certain Relationships and Related Transactions—Our Relationship with Linn Energy, LLC—Omnibus Agreement.” If distributions are made on the LINN units other than in cash, we will pay a dividend on our shares in substantially the same form, provided that if LINN makes a distribution on the LINN units in the form of additional LINN units, we would distribute an equal number of additional shares to our shareholders, such that, immediately following such distributions, the number of our shares outstanding is equal to the number of LINN units we hold.

Because we have elected to be treated as a corporation for U.S. federal income tax purposes, we are obligated to pay U.S. federal income tax on the net income allocated to us by LINN with respect to the LINN units we own, and we may be subject to a 20% alternative minimum tax on our alternative minimum taxable income to the extent that the alternative minimum tax exceeds our regular income tax. Please read “Material U.S. Federal Income Tax Consequences—LinnCo U.S. Federal Income Taxation.” We are also classified as a corporation in most states in which LINN does business for state income tax purposes and will be subject to state income tax at rates that vary from state to state on the net income allocated to us by LINN with respect to the LINN units we own.

The reserves for income taxes payable by us will account for the U.S. federal income taxes, any alternative minimum taxes, and the state income taxes described in the preceding paragraph. We have estimated that for each of the periods ending December 31, 2012, 2013, 2014 and 2015 the amount of such taxes (and, therefore, the amount of such reserves) will be between 2% and 5% of the cash we receive as distributions in respect of our LINN units.

This estimate is based on a number of assumptions regarding LINN’s earnings from its operations, the amount of those earnings allocated to us, our income tax liabilities and the amount of the distributions paid to us by LINN that may prove incorrect, including:

•	LINN will not significantly decrease its drilling activity;

•	there will not be an issuance of significant additional units by LINN without a corresponding increase in the aggregate tax deductions generated by LINN;

•	proposed legislation that would eliminate the current deduction of intangible drilling costs and other tax incentives to the oil and natural gas industry will not be enacted; and

•	there will not be a significant increase in oil and natural gas prices.

Events inconsistent with our assumptions could cause our tax liabilities to be substantially higher than estimated (and, therefore, cause our reserves for taxes to be higher than estimated and dividends on our shares to be lower than estimated). Please read “Material U.S. Federal Income Tax Consequences—Consequences to U.S. Holders—Distributions on the Shares.”

LINN’s Distribution Policy

LINN will make quarterly distributions to its unitholders of all “available cash.”

“Available cash” means, for each fiscal quarter, all cash on hand at the end of the quarter less the amount of cash reserves established by the LINN board of directors to:

•	provide for the proper conduct of business (including reserves for future capital expenditures, future debt service requirements and anticipated credit needs); and

•	comply with applicable laws, debt instruments or other agreements;

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made. Working capital borrowings are borrowings that will be made under LINN’s credit facility and in all cases are used solely for working capital purposes or to pay distributions to unitholders.

LINN’s Historical Distributions

The following sets forth LINN’s historical distributions for the years ended December 31, 2011 and 2010 and for the six months ended June 30, 2012. Distributions declared during each quarter are presented.

Quarter	Cash Distributions Declared Per Unit
2012:(1)
April 1 – June 30	$0.725
January 1 – March 31	$0.69

2011:
October 1 – December 31	$0.69
July 1 – September 30	$0.69
April 1 – June 30	$0.66
January 1 – March 31	$0.66

2010:
October 1 – December 31	$0.66
July 1 – September 30	$0.63
April 1 – June 30	$0.63
January 1 – March 31	$0.63

(1)	On July 24, 2012, LINN declared a cash distribution of $0.725 per unit, which was paid on August 14, 2012, to unitholders of record at the close of business on August 7, 2012.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA OF LINN

The following table shows summary historical financial and operating data of LINN as of the dates and for the periods indicated. The selected historical financial data presented for the years ended December 31, 2007 and 2008 are derived from LINN’s historical audited financial statements. The selected historical financial data presented as of December 31, 2009, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 are derived from the historical audited financial statements that are included elsewhere in this prospectus. The selected historical financial data of LINN presented as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are derived from the unaudited historical financial statements that are included elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Because of rapid growth through acquisitions and development of properties, LINN’s historical results of operations and period-to-period comparisons of these results and certain other financial data may not be meaningful or indicative of future results. The results of LINN’s Appalachian Basin and Mid Atlantic Well Service, Inc. operations, which were disposed of in 2008, are classified as discontinued operations, due to post-closing adjustments, for the years ended December 31, 2007 through December 31, 2009. Unless otherwise indicated, results of operations information presented herein relates only to continuing operations.

	At or for the Year Ended December 31,					At or for the Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
						(Unaudited)
	(in thousands, except per unit amounts)
Statement of operations data:
Oil, natural gas and natural gas liquids sales	$255,927	$755,644	$408,219	$690,054	$1,162,037	$543,097	$696,122
Gains (losses) on oil and natural gas derivatives	(345,537)	662,782	(141,374)	75,211	449,940	(163,961)	441,678
Depreciation, depletion and amortization	69,081	194,093	201,782	238,532	334,084	145,711	260,782
Interest expense, net of amounts capitalized	38,974	94,517	92,701	193,510	259,725	125,825	171,909
Income (loss) from continuing operations	(356,194)	825,657	(295,841)	(114,288)	438,439	(209,573)	230,884
Income (loss) from discontinued operations, net of taxes(1)	(8,155)	173,959	(2,351)	—	—	—	—
Net income (loss)	(364,349)	999,616	(298,192)	(114,288)	438,439	(209,573)	230,884
Income (loss) per unit—continuing operations:
Basic	(5.17)	7.18	(2.48)	(0.80)	2.52	(1.25)	1.17
Diluted	(5.17)	7.18	(2.48)	(0.80)	2.51	(1.25)	1.16
Income (loss) per unit—discontinued operations:
Basic	(0.12)	1.52	(0.02)	—	—	—	—
Diluted	(0.12)	1.52	(0.02)	—	—	—	—
Net income (loss) per unit:
Basic	(5.29)	8.70	(2.50)	(0.80)	2.52	(1.25)	1.17
Diluted	(5.29)	8.70	(2.50)	(0.80)	2.51	(1.25)	1.16
Distributions declared per unit	2.18	2.52	2.52	2.55	2.70	1.32	1.415
Weighted average units outstanding:
Basic	68,916	114,140	119,307	142,535	172,004	169,104	195,382
Diluted	68,916	114,158	119,307	142,535	172,729	169,104	196,039

	At or for the Year Ended December 31,					At or for the Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
						(Unaudited)
	(in thousands, except per unit amounts)
Cash flow data:
Net cash provided by (used in):
Operating activities(2)	$(44,814)	$179,515	$426,804	$270,918	$518,706	$ 303,762	$(122,429)
Investing activities	(2,892,420)	(35,550)	(282,273)	(1,581,408)	(2,130,360)	(1,081,736)	(2,265,931)
Financing activities	2,932,080	(116,738)	(150,968)	1,524,260	1,376,767	611,741	2,389,129

Balance sheet data:
Total assets	$3,807,703	$4,722,020	$4,340,256	$5,933,148	$8,000,137		$11,180,102
Long-term debt	1,443,830	1,653,568	1,588,831	2,742,902	3,993,657		6,005,547
Unitholders’ capital	2,026,641	2,760,686	2,452,004	2,788,216	3,428,910		4,131,663

(1)	Includes gains (losses) on sale of assets, net of taxes.
(2)	Includes premiums paid for derivatives of approximately, $279 million, $130 million, $94 million, $120 million and $134 million and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively, and approximately $583 million for the six months ended June 30, 2012.

The following table presents summary unaudited operating data with respect to our production and sales of oil and natural gas for the periods presented and summary information with respect to LINN’s estimated proved oil and natural gas reserves at year-end. DeGolyer and MacNaughton, independent petroleum engineers, provided the estimates of LINN’s proved oil and natural gas reserves as of December 31, 2007, 2008, 2009, 2010 and 2011 set forth below.

	At or for the Year Ended December 31,					At or for the Six Months Ended June 30
	2007	2008	2009	2010	2011	2011	2012
Production data:
Average daily production—continuing operations:
Natural gas (MMcf/d)	51	124	125	137	175	163	273
Oil (MBbls/d)	3.4	8.6	9.0	13.1	21.5	19.3	27.2
NGL (MBbls/d)	2.7	6.2	6.5	8.3	10.8	9.3	19.1
Total (MMcfe/d)	87	212	218	265	369	335	550
Average daily production—discontinued operations:
Total (MMcfe/d)	24	12	—	—	—	—	—

Estimated proved reserves—continuing operations:(1)
Natural gas (Bcf)	833	851	774	1,233	1,675
Oil (MMBbls)	55	84	102	156	189
NGL (MMBbls)	43	51	54	71	94
Total (Bcfe)	1,419	1,660	1,712	2,597	3,370

Estimated proved reserves—discontinued operations:(1)
Total (Bcfe)	197	—	—	—	—

(1)	In accordance with SEC regulations, reserves at December 31, 2009, December 31, 2010, and December 31, 2011, were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. In accordance with SEC regulations, reserves for all prior years were estimated using year-end prices. The price used to estimate reserves is held constant over the life of the reserves.

The following table sets forth certain information with respect to LINN’s proved reserves at December 31, 2011 and Pro Forma Proved Reserves and average daily production for the six months ended June 30, 2012:

Region	Proved Reserves At December 31, 2011 (Bcfe)(1)	Proved Reserves 2012 Acquisitions (Bcfe)(1)	Pro Forma Proved Reserves (Bcfe)(1)	Pro Forma % Oil and NGL	Pro Forma % Proved Developed	Average Daily Production For The Six Months Ended June 30, 2012 (MMcfe/d)
Mid-Continent	1,860	24	1,884	41%	53%	290
Hugoton Basin(2)	380	701	1,081	47%	87%	95
Green River Basin(3)	—	806	806	27%	53%	—
Permian Basin	527	—	527	79%	56%	84
Michigan/Illinois	317	—	317	4%	91%	35
California	193	—	193	93%	93%	13
Williston/Powder River Basin(2)	93	96	189	92%	63%	25
East Texas(4)	—	110	110	3%	100%	8

Total	3,370	1,737	5,107	45%	66%	550

(1)	Except as otherwise noted, proved reserves for the legacy oil and natural gas assets were calculated on December 31, 2011, the reserve report date, and use a price of $4.12/MMBtu for natural gas and $95.84/Bbl for oil, which represent the unweighted average of the first-day-of-the-month prices for each of the twelve months immediately preceding December 31, 2011.
(2)	Pro forma proved reserves for the Hugoton Acquisition (in the Hugoton Basin region) and the Anadarko Joint Venture (in the Williston/Powder River Basin region) were calculated using a price of $3.73/MMBtu for natural gas and $98.02/Bbl for oil, which represent the unweighted average of the first-day-of-the-month prices for each of the twelve months ending March 1, 2012, the most recent twelve-month period prior to the closing of each of those transactions.
(3)	Pro forma proved reserves for the Green River Acquisition (in the Green River Basin region) were calculated using a price of $3.02/MMBtu for natural gas and $94.81/Bbl for oil, which represents the unweighted average of the first-day-of-the-month prices for each of the twelve months ending July 1, 2012, the most recent twelve-month period prior to the closing of the Green River Acquisition.
(4)	Pro forma proved reserves for the East Texas Acquisition were calculated using a price of $3.54/MMBtu for natural gas and $97.65/Bbl for oil, which represent the unweighted average of the first-day-of-the-month prices for each of the twelve months ending April 1, 2012, the most recent twelve-month period prior to the closing of the East Texas Acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion analyzes the financial condition and results of operations of us and LINN. The historical financial statements and the unaudited interim financial statements included in this prospectus reflect the assets, liabilities and operations of LINN. You should read the following discussion and analysis of financial condition and results of operations of us and LINN in conjunction with the historical financial statements, the unaudited interim financial statements, and the notes thereto, included elsewhere in this prospectus.

LinnCo

We are a recently formed limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes.

Our Business

We will use all of the proceeds from this offering to purchase a number of units representing limited liability company interests in LINN equal to the number of our shares sold in this offering, and we will have no assets or operations other than those related to our ownership of LINN units. Our limited liability company agreement requires that we maintain a one-to-one ratio between the number of our shares outstanding and the number of LINN units we own.

Liquidity and Capital Resources

Our authorized capital structure consists of two classes of shares: (1) common shares with indirect voting rights in LINN, which are the shares being issued in this offering and (2) voting shares, 100% of which are currently held by LINN. At June 30, 2012, our issued capitalization consisted of $1,000 contributed by LINN in connection with our formation and in exchange for its voting share.

LINN has agreed to pay on our behalf all legal, accounting, tax advisory, financial advisory and engineering fees, printing costs or other administrative and out-of-pocket expenses we incur, along with any other expenses incurred in connection with this offering or incurred as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to holders of our shares, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees. In addition, LINN will also agree to indemnify us and our officers and directors for damages suffered or costs incurred (other than income taxes payable by us) in connection with carrying out our activities, as described in “Certain Relationships and Related Transactions—Our Relationship with LINN Energy, LLC—Omnibus Agreement.”

If we issue additional shares in the future, we will immediately use the net proceeds from those sales to purchase a number of additional LINN units equal to the number of shares sold in such offering. Accordingly, we do not anticipate any other sources of or needs for additional liquidity. We are not permitted to borrow money or incur debt without the prior approval of holders owning a majority of our outstanding shares.

Results of Operations

Upon completion of our initial offering of shares to the public and the purchase of LINN units, our results of operations will consist of our equity in earnings of LINN. When this offering is completed, we will own approximately 13.2% of all of LINN’s outstanding units (assuming no exercise of the underwriters’ option to purchase additional shares). See “Risk Factors—Risks Inherent in an Investment in LinnCo—LINN may issue additional units or other classes of units, and we may issue additional shares without your approval, which would dilute our direct and your indirect ownership interest in LINN and your ownership interest in us.”

LINN

Executive Overview

LINN’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets. LINN is an independent oil and natural gas company that began operations in March 2003 and completed its initial public offering in January 2006. LINN’s properties are currently located in eight operating regions in the U.S.:

•	Mid-Continent, which includes properties in Oklahoma, Louisiana and the eastern portion of the Texas Panhandle (including the Granite Wash and Cleveland horizontal plays);

•	Hugoton Basin, which includes properties located primarily in Kansas and the Shallow Texas Panhandle;

•	Green River Basin, which includes properties located in southwest Wyoming;

•	Permian Basin, which includes areas in west Texas and southeast New Mexico;

•	Michigan/Illinois, which includes the Antrim Shale formation in the northern part of Michigan and oil properties in southern Illinois;

•	California, which includes the Brea Olinda Field of the Los Angeles Basin;

•	Williston/Powder River Basin, which includes the Bakken formation in North Dakota and the Powder River Basin in Wyoming; and

•	East Texas, which includes properties in east Texas.

Results for the year ended December 31, 2011, included the following:

•	oil, natural gas and NGL sales of approximately $1.2 billion compared to $690 million in 2010;

•	average daily production of 369 MMcfe/d compared to 265 MMcfe/d in 2010;

•	realized gains on commodity derivatives of approximately $257 million compared to $308 million in 2010;

•	adjusted EBITDA of approximately $998 million compared to $732 million in 2010;

•	adjusted net income of approximately $313 million compared to $219 million in 2010;

•	capital expenditures, excluding acquisitions, of approximately $697 million compared to $263 million in 2010; and

•	294 wells drilled (292 successful) compared to 139 wells drilled (138 successful) in 2010.

Results for the six months ended June 30, 2012, included the following:

•	oil, natural gas and NGL sales of approximately $696 million compared to $543 million for the first half of 2011;

•	average daily production of 550 MMcfe/d compared to 335 MMcfe/d for the first half of 2011;

•	realized gains on commodity derivatives of approximately $173 million compared to $98 million for the first half of 2011;

•	adjusted EBITDA of approximately $621 million compared to $474 million for the first half of 2011;

•	adjusted net income of approximately $110 million compared to $146 million for the first half of 2011;

•	capital expenditures, excluding acquisitions, of approximately $557 million compared to $250 million for the first half of 2011; and

•	181 wells drilled (178 successful) compared to 101 wells drilled (99 successful) for the first half of 2011.

Adjusted EBITDA and adjusted net income are non-GAAP financial measures used by management to analyze LINN’s performance. Adjusted EBITDA is a measure used by Company management to evaluate cash flow and LINN’s ability to sustain or increase distributions. The most significant reconciling items between net income (loss) and adjusted EBITDA are interest expense and noncash items, including the change in fair value of derivatives, and depreciation, depletion and amortization. Adjusted net income is used by LINN’s management to evaluate its operational performance from oil and natural gas properties, prior to unrealized (gains) losses on derivatives, realized (gains) losses on canceled derivatives, realized gain on recovery of bankruptcy claim, impairment of long-lived assets, loss on extinguishment of debt and (gains) losses on sale of assets, net. See “Non-GAAP Financial Measures” for a reconciliation of each non-GAAP financial measure to its most directly comparable financial measure calculated and presented in accordance with GAAP.

Joint Venture

On April 3, 2012, LINN entered into a joint venture agreement with an affiliate of Anadarko whereby LINN will participate as a partner in the CO2-enhanced oil recovery development of the Salt Creek field, located in the Powder River Basin of Wyoming. Anadarko assigned LINN 23% of its interest in the field in exchange for future funding by LINN of $400 million of Anadarko’s development costs. As of June 30, 2012, LINN had paid approximately $54 million towards the future funding commitment. The acquisition included approximately 16 MMBoe (96 Bcfe) of proved reserves as of the agreement date.

Acquisitions

On July 31, 2012, LINN completed the Green River Acquisition, which included certain oil and natural gas properties located in the Green River Basin area of southwest Wyoming, for total consideration of approximately $990 million. In connection with the Green River Acquisition, LINN paid a deposit of approximately $308 million in June 2012, which is reported in “other noncurrent assets” on the condensed consolidated balance sheet at June 30, 2012. The Green River Acquisition included approximately 806 Bcfe of proved reserves as of the acquisition date.

On May 1, 2012, LINN completed the acquisition of certain oil and natural gas properties located in east Texas for total consideration of approximately $168 million. The acquisition included approximately 110 Bcfe of proved reserves as of the acquisition date.

On March 30, 2012, LINN completed the acquisition of certain oil and natural gas properties located in the Hugoton Basin area of southwestern Kansas for total consideration of approximately $1.17 billion. The acquisition included approximately 701 Bcfe of proved reserves as of the acquisition date.

During the first half of 2012, LINN completed other smaller acquisitions of oil and natural gas properties located in its various operating regions. LINN, in the aggregate, paid approximately $67 million in total consideration for these properties.

On December 15, 2011, LINN completed the acquisition of certain oil and natural gas properties located primarily in the Granite Wash of Texas and Oklahoma from Plains Exploration & Production Company (“Plains”) for total consideration of approximately $544 million. The acquisition included approximately 51 MMBoe (306 Bcfe) of proved reserves as of the acquisition date.

On November 1, 2011, and November 18, 2011, LINN completed two acquisitions of certain oil and natural gas properties located in the Permian Basin for total consideration of approximately $110 million. The acquisitions included approximately 7 MMBoe (42 Bcfe) of proved reserves as of the acquisition dates.

On June 1, 2011, LINN completed the acquisition of certain oil and natural gas properties in the Cleveland play, located in the Texas Panhandle, from Panther Energy Company, LLC and Red Willow Mid-Continent, LLC (collectively referred to as “Panther”) for total consideration of approximately $223 million. The acquisition included approximately 9 MMBoe (54 Bcfe) of proved reserves as of the acquisition date.

On May 2, 2011, and May 11, 2011, LINN completed two acquisitions of certain oil and natural gas properties located in the Williston Basin for total consideration of approximately $153 million. The acquisitions included approximately 6 MMBoe (35 Bcfe) of proved reserves as of the acquisition dates.

On April 1, 2011, and April 5, 2011, LINN completed two acquisitions of certain oil and natural gas properties located in the Permian Basin for total consideration of approximately $239 million. The acquisitions included approximately 13 MMBoe (79 Bcfe) of proved reserves as of the acquisition dates.

On March 31, 2011, LINN completed the acquisition of certain oil and natural gas properties located in the Williston Basin from an affiliate of Concho Resources Inc. (“Concho”) for total consideration of approximately $194 million. The acquisition included approximately 8 MMBoe (50 Bcfe) of proved reserves as of the acquisition date.

During 2011, LINN completed other smaller acquisitions of oil and natural gas properties located in its various operating regions. LINN, in the aggregate, paid approximately $38 million in total consideration for these properties.

Proved reserves as of the acquisition date for all of the above referenced acquisitions were estimated using the average oil and natural gas prices during the preceding 12-month period, determined as an unweighted average of the first-day-of-the-month prices for each month.

Commodity Derivatives

LINN hedges a significant portion of its forecasted production to reduce exposure to fluctuations in the prices of oil and natural gas and provide long-term cash flow predictability to pay distributions, service debt and manage its business. By removing a significant portion of the price volatility associated with future production, LINN expects to mitigate, but not eliminate, the potential effects of variability in cash flow from operations due to fluctuations in commodity prices.

During the year ended December 31, 2011, LINN entered into commodity derivative contracts consisting of oil and natural gas swaps for certain years through 2016 and oil trade month roll swaps for October 2011 through December 2015. In September 2011, LINN canceled its oil and natural gas swaps for the year 2016 and used the realized gains of approximately $27 million to increase prices on its existing oil and natural gas swaps for the year 2012. In September 2011, LINN also paid premiums of approximately $33 million to increase prices on its existing oil puts for the years 2012 and 2013. In addition, during the fourth quarter of 2011, LINN paid premiums of approximately $52 million for put options and approximately $22 million to increase prices on its existing oil puts for 2012 and 2013.

During the six months ended June 30, 2012, LINN entered into commodity derivative contracts consisting of oil and natural gas swaps and puts for 2012 through 2017, and paid premiums for put options of approximately $583 million. Also during the six months ended June 30, 2012, LINN entered into natural gas basis swaps for 2012 through 2016 and trade month roll swaps for 2012 through 2017.

The following table summarizes derivative positions for the periods indicated as of June 30, 2012.

	July 1 – December 31, 2012	2013	2014	2015	2016	2017
Natural gas positions:
Fixed price swaps:
Hedged volume (MMMBtu)	43,910	87,290	97,401	118,041	121,841	120,122
Average price ($/MMBtu)	$5.16	$5.22	$5.25	$5.19	$4.20	$4.26
Puts:(1)
Hedged volume (MMMBtu)	38,894	86,198	79,628	71,854	76,269	66,886
Average price ($/MMBtu)	$5.41	$5.37	$5.00	$5.00	$5.00	$4.88
Total:
Hedged volume (MMMBtu)	82,804	173,488	177,029	189,895	198,110	187,008
Average price ($/MMBtu)	$5.28	$5.29	$5.14	$5.12	$4.51	$4.48

Oil positions:
Fixed price swaps:(2)
Hedged volume (MBbls)	4,730	11,871	11,903	11,599	11,464	4,755
Average price ($/Bbl)	$96.72	$94.97	$92.92	$96.23	$90.56	$89.02
Puts:
Hedged volume (MBbls)	1,251	3,105	3,960	3,426	3,271	384
Average price ($/Bbl)	$99.32	$97.86	$91.30	$90.00	$90.00	$90.00
Total:
Hedged volume (MBbls)	5,981	14,976	15,863	15,025	14,735	5,139
Average price ($/Bbl)	$97.26	$95.57	$92.52	$94.81	$90.44	$89.10

Natural gas basis differential positions:(3)
Panhandle basis swaps:
Hedged volume (MMMBtu)	37,535	77,800	79,388	87,162	19,764	—
Hedged differential ($/MMBtu)	$(0.55)	$(0.56)	$(0.33)	$(0.33)	$(0.31)	$—
NWPL - Rockies basis swaps:
Hedge volume (MMMBtu)	14,122	34,785	36,026	38,362	39,199	—
Hedge differential ($/MMBtu)	$(0.20)	$(0.20)	$(0.20)	$(0.20)	$(0.20)	$—
MichCon basis swaps:
Hedged volume (MMMBtu)	4,894	9,600	9,490	9,344	—	—
Hedged differential ($/MMBtu)	$0.12	$0.10	$0.08	$0.06	$—	$—
Houston Ship Channel basis swaps:
Hedged volume (MMMBtu)	3,146	5,731	5,256	4,891	4,575	—
Hedged differential ($/MMBtu)	$(0.10)	$(0.10)	$(0.10)	$(0.10)	$(0.10)	$—
Permian basis swaps:
Hedged volume (MMMBtu)	2,282	4,636	4,891	5,074	—	—
Hedged differential ($/MMBtu)	$(0.19)	$(0.20)	$(0.21)	$(0.21)	$—	$—

Oil timing differential positions:
Trade month roll swaps:(4)
Hedged volume (MBbls)	3,284	6,944	7,254	7,251	7,446	6,486
Hedged differential ($/Bbl)	$0.21	$0.22	$0.22	$0.24	$0.25	$0.25

(1)	Includes certain outstanding natural gas puts of approximately 5,329 MMMBtu for the period July 1, 2012, through December 31, 2012, 10,570 MMMBtu for each of the years ending December 31, 2013, December 31, 2014, and December 31, 2015, and 10,599 MMMBtu for the year ending December 31, 2016, used to hedge revenues associated with NGL production.

(2)	Includes certain outstanding fixed price oil swaps of approximately 5,384 MBbls which may be extended annually at a price of $100.00 per Bbl for each of the years ending December 31, 2017, and December 31, 2018, and $90.00 per Bbl for the year ending December 31, 2019, if the counterparties determine that the strike prices are in-the-money on a designated date in each respective preceding year. The extension for each year is exercisable without respect to the other years.
(3)	Settle on the respective pricing index to hedge basis differential associated with natural gas production.
(4)	LINN hedges the timing risk associated with the sales price of oil in the Mid-Continent, Hugoton Basin and Permian Basin regions. In these regions, the Company generally sells oil for the delivery month at a sales price based on the average NYMEX price of light crude oil during that month, plus an adjustment calculated as a spread between the weighted average prices of the delivery month, the next month and the following month during the period when the delivery month is prompt (the “trade month roll”).

Operating Regions

Following is a discussion of LINN’s six operating regions used during the years ending December 31, 2009, 2010 and 2011. Prior to January 1, 2012, LINN’s properties were divided into these six operating regions in the U.S.:

Mid-Continent Deep

The Mid-Continent Deep region includes properties in the Deep Granite Wash formation in the Texas Panhandle, which produces at depths ranging from 10,000 feet to 16,000 feet, as well as properties in Oklahoma and Kansas, which produce at depths of more than 8,000 feet. Mid-Continent Deep proved reserves represented approximately 47% of total proved reserves at December 31, 2011, of which 49% were classified as proved developed reserves. This region produced 172 MMcfe/d or 47% of LINN’s 2011 average daily production. During 2011, LINN invested approximately $268 million to drill in this region.

To more efficiently transport its natural gas in the Mid-Continent Deep region to market, LINN owns and operates a network of natural gas gathering systems comprised of approximately 285 miles of pipeline and associated compression and metering facilities that connect to numerous sales outlets in the Texas Panhandle.

Mid-Continent Shallow

The Mid-Continent Shallow region includes properties producing from the Brown Dolomite formation in the Texas Panhandle, which produces at depths of approximately 3,200 feet, as well as properties in Oklahoma, Louisiana and Illinois, which produce at depths of less than 8,000 feet. Mid-Continent Shallow proved reserves represented approximately 20% of total proved reserves at December 31, 2011, of which 70% were classified as proved developed reserves. This region produced 63 MMcfe/d or 17% of LINN’s 2011 average daily production. During 2011, LINN invested approximately $9 million to drill in this region.

To more efficiently transport its natural gas in the Mid-Continent Shallow region to market, LINN owns and operates a network of natural gas gathering systems comprised of approximately 665 miles of pipeline and associated compression and metering facilities that connect to numerous sales outlets in the Texas Panhandle.

Permian Basin

The Permian Basin is one of the largest and most prolific oil and natural gas basins in the U.S. LINN’s properties are located in West Texas and Southeast New Mexico and produce at depths ranging from 2,000 feet to 12,000 feet. Permian Basin proved reserves represented approximately 16% of total proved reserves at December 31, 2011, of which 56% were classified as proved developed reserves. This region produced 73 MMcfe/d or 20% of LINN’s 2011 average daily production. During 2011, LINN invested approximately $255 million to drill in this region.

Michigan

The Michigan region includes properties producing from the Antrim Shale formation in the northern part of the state, which produces at depths ranging from 600 feet to 2,200 feet. Michigan proved reserves represented approximately 9% of total proved reserves at December 31, 2011, of which 90% were classified as proved developed reserves. This region produced 35 MMcfe/d or 9% of LINN’s 2011 average daily production. During 2011, LINN invested approximately $3 million to drill in this region.

California

The California region consists of the Brea Olinda Field of the Los Angeles Basin. The Brea Olinda Field was discovered in 1880 and produces from the shallow Pliocene formation to the deeper Miocene formation at depths ranging from 1,000 feet to 7,500 feet. California proved reserves represented approximately 6% of total proved reserves at December 31, 2011, of which 93% were classified as proved developed reserves. This region produced 14 MMcfe/d or 4% of LINN’s 2011 average daily production. During 2011, LINN invested approximately $6 million to drill in this region.

Williston Basin

The Williston Basin is one of the premier oil basins in the U.S. LINN’s properties are located in North Dakota and produce at depths ranging from 9,000 feet to 12,000 feet. Williston Basin proved reserves represented approximately 2% of total proved reserves at December 31, 2011, of which 48% were classified as proved developed reserves. This region produced 12 MMcfe/d or 3% of LINN’s 2011 average daily production. During 2011, LINN invested approximately $39 million to drill in this region.

During 2012, LINN realigned its operating regions and now allocates its properties among eight operating regions in the U.S.:

•	Mid-Continent, which includes properties in Oklahoma, Louisiana and the eastern portion of the Texas Panhandle (including the Granite Wash and Cleveland horizontal plays);

•	Hugoton Basin, which includes properties located primarily in Kansas and the Shallow Texas Panhandle;

•	Green River Basin, which was added in July 2012 and includes properties located in southwest Wyoming;

•	Permian Basin, which includes areas in west Texas and southeast New Mexico;

•	Michigan/Illinois, which includes the Antrim Shale formation in the northern part of Michigan and oil properties in southern Illinois;

•	California, which includes the Brea Olinda Field of the Los Angeles Basin;

•	Williston/Powder River Basin, which includes the Bakken formation in North Dakota; and

•	East Texas, which was added in May 2012 and includes properties located in east Texas.

Results of Operations

Six Months Ended June 30, 2012, Compared to Six Months Ended June 30, 2011

	Six Months Ended June 30,
	2011	2012	Variance
	(in thousands)
Revenues and other:
Natural gas sales	$137,598	$125,043	$(12,555)
Oil sales	330,092	455,509	125,417
NGL sales	75,407	115,570	40,163

Total oil, natural gas and NGL sales	543,097	696,122	153,025
Gains (losses) on oil and natural gas derivatives	(163,961)	441,678	605,639
Marketing and other revenues	4,962	16,887	11,925

	384,098	1,154,687	770,589

Expenses:
Lease operating expenses	102,264	141,765	39,501
Transportation expenses	12,331	32,377	20,046
Marketing expenses	1,853	7,150	5,297
General and administrative expenses(1)	62,103	84,506	22,403
Exploration costs	995	817	(178)
Depreciation, depletion and amortization	145,711	260,782	115,071
Impairment of long-lived assets	—	146,499	146,499
Taxes, other than income taxes	36,045	55,851	19,806
Losses on sale of assets and other, net	1,586	1,492	(94)

	362,888	731,239	368,351

Other income and (expenses)	(224,915)	(183,134)	41,781

Income (loss) before income taxes	(203,705)	240,314	444,019
Income tax expense	(5,868)	(9,430)	(3,562)

Net income (loss)	$(209,573)	$230,884	$440,457

Adjusted EBITDA(2)	$473,602	$621,274	$147,672

Adjusted net income(2)	$145,664	$109,621	$(36,043)

(1)	General and administrative expenses for the six months ended June 30, 2011, and June 30, 2012, include approximately $11 million and $14 million, respectively, of noncash unit-based compensation expenses.
(2)	This is a non-GAAP measure used by management to analyze LINN’s performance. See “—Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measure to its most directly comparable financial measure calculated and presented in accordance with GAAP.

	Six Months Ended June 30,
	2011	2012	Variance
Average daily production:
Natural gas (MMcf/d)	163	273	67%
Oil (MBbls/d)	19.3	27.2	41%
NGL (MBbls/d)	9.3	19.1	105%
Total (MMcfe/d)	335	550	64%

Weighted average prices (hedged):(1)
Natural gas (Mcf)	$8.68	$5.93	(32)%
Oil (Bbl)	$88.35	$92.86	5%
NGL (Bbl)	$44.70	$33.21	(26)%

Weighted average prices (unhedged):(2)
Natural gas (Mcf)	$4.66	$2.52	(46)%
Oil (Bbl)	$94.34	$92.12	(2)%
NGL (Bbl)	$44.70	$33.21	(26)%

Average NYMEX prices:
Natural gas (MMBtu)	$4.22	$2.48	(41)%
Oil (Bbl)	$98.33	$98.21	—

Costs per Mcfe of production:
Lease operating expenses	$1.69	$1.42	(16)%
Transportation expenses	$0.20	$0.32	60%
General and administrative expenses(3)	$1.02	$0.84	(18)%
Depreciation, depletion and amortization	$2.40	$2.60	8%
Taxes, other than income taxes	$0.59	$0.56	(5)%

(1)	Includes the effect of realized gains on derivatives of approximately $98 million and $173 million (excluding approximately $18 million realized gain on recovery of bankruptcy claim) for the six months ended June 30, 2011, and June 30, 2012, respectively.
(2)	Does not include the effect of realized gains (losses) on derivatives.
(3)	General and administrative expenses for the six months ended June 30, 2011, and June 30, 2012, include approximately $11 million and $14 million, respectively, of noncash unit-based compensation expenses. Excluding these amounts, general and administrative expenses for the six months ended June 30, 2011, and June 30, 2012, were $0.85 per Mcfe and $0.70 per Mcfe, respectively. This is a non-GAAP measure used by LINN’s management to analyze LINN’s performance.

Revenues and Other

Oil, Natural Gas and NGL Sales

Oil, natural gas and NGL sales increased approximately $153 million or 28% to approximately $696 million for the six months ended June 30, 2012, from approximately $543 million for the six months ended June 30, 2011, due to higher production volumes partially offset by lower natural gas, NGL and oil prices. Lower natural gas, NGL and oil prices resulted in a decrease in revenues of approximately $106 million, $40 million and $11 million, respectively.

Average daily production volumes increased to 550 MMcfe/d during the six months ended June 30, 2012, from 335 MMcfe/d during the six months ended June 30, 2011. Higher oil, natural gas and NGL production volumes resulted in an increase in revenues of approximately $136 million, $94 million and $80 million, respectively.

The following sets forth average daily production by region:

	Six Months Ended June 30,
	2011	2012	Variance
Average daily production (MMcfe/d):
Mid-Continent	175	290	115	66%
Hugoton Basin	38	95	57	149%
Permian Basin	67	84	17	27%
Michigan/Illinois	35	35	—	—
Williston/Powder River Basin	6	25	19	297%
California	14	13	(1)	(5)%
East Texas	—	8	8	—

	335	550	215	64%

The 66% increase in average daily production volumes in the Mid-Continent region primarily reflects LINN’s 2011 and 2012 capital drilling programs in the Granite Wash formation, as well as the impact of the acquisition in the Cleveland horizontal play in June 2011 and the acquisition from Plains in December 2011. The increase in average daily production volumes in the Hugoton Basin region primarily reflects the impact of the acquisition from BP in March 2012. Average daily production volumes in the Permian Basin region reflect the impact of acquisitions in 2011 and subsequent development capital spending. The Michigan/Illinois and California regions consist of low-decline asset bases and continue to produce at consistent levels. The increase in average daily production volumes in the Williston/Powder River Basin region reflects the impact of acquisitions in 2011 and the Anadarko Joint Venture in April 2012. Average daily production volumes in the East Texas region reflect the impact of the acquisition in May 2012.

Gains (Losses) on Oil and Natural Gas Derivatives

LINN determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. During the six months ended June 30, 2012, LINN had commodity derivative contracts for approximately 117% of its natural gas production and 107% of its oil production, which resulted in realized gains of approximately $173 million. The results for 2012 also include a realized gain related to the recovery of a bankruptcy claim of approximately $18 million. During the six months ended June 30, 2011, LINN had commodity derivative contracts for approximately 109% of its natural gas production and 105% of its oil production and recognized realized gains of approximately $98 million. Unrealized gains and losses result from changes in market valuations of derivatives as future commodity price expectations change compared to the contract prices on the derivatives. If the expected future commodity prices increase compared to the contract prices on the derivatives, unrealized losses are recognized; and if the expected future commodity prices decrease compared to the contract prices on the derivatives, unrealized gains are recognized. During the first two quarters of 2012, expected future oil prices decreased resulting in unrealized gains of approximately $296 million, and natural gas prices increased resulting in unrealized losses of approximately $46 million, for net unrealized gains on derivatives of approximately $250 million for the six months ended June 30, 2012. During the first two quarters of 2011, expected future oil and natural gas prices increased, which resulted in net unrealized losses on derivatives of approximately $262 million for the six months ended June 30, 2011.

Marketing and Other Revenues

Marketing and other revenues increased by approximately $12 million or 240% to approximately $17 million for the six months ended June 30, 2012, from approximately $5 million for the six months ended June 30, 2011, primarily due to the acquisition of the Jayhawk natural gas processing plant from BP in March 2012.

Expenses

Lease Operating Expenses

Lease operating expenses include expenses such as labor, field office, vehicle, supervision, maintenance, tools and supplies and workover expenses. Lease operating expenses increased by approximately $40 million or 39% to approximately $142 million for the six months ended June 30, 2012, from approximately $102 million for the six months ended June 30, 2011. Lease operating expenses increased primarily due to costs associated with properties acquired during 2011 and 2012. Lease operating expenses per Mcfe decreased to $1.42 per Mcfe for the six months ended June 30, 2012, from $1.69 per Mcfe for the six months ended June 30, 2011, primarily due to lower rates on newly acquired properties.

Transportation Expenses

Transportation expenses increased by approximately $20 million or 163% to approximately $32 million for the six months ended June 30, 2012, from approximately $12 million for the six months ended June 30, 2011, primarily due to acquisitions in late 2011 and early 2012.

Marketing Expenses

Marketing expenses increased by approximately $5 million or 286% to approximately $7 million for the six months ended June 30, 2012, from approximately $2 million for the six months ended June 30, 2011, primarily due to the acquisition of the Jayhawk natural gas processing plant from BP in March 2012.

General and Administrative Expenses

General and administrative expenses are costs not directly associated with field operations and reflect the costs of employees including executive officers, related benefits, office leases and professional fees. General and administrative expenses increased by approximately $23 million or 36% to approximately $85 million for the six months ended June 30, 2012, from approximately $62 million for the six months ended June 30, 2011. The increase was primarily due to an increase in acquisition related expenses of approximately $11 million and an increase in salaries and benefits related expenses of approximately $9 million, driven primarily by increased employee headcount. General and administrative expenses per Mcfe decreased to $0.84 per Mcfe for the six months ended June 30, 2012, from $1.02 per Mcfe for the six months ended June 30, 2011, due to higher production volumes.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased by approximately $115 million or 79% to approximately $261 million for the six months ended June 30, 2012, from approximately $146 million for the six months ended June 30, 2011. Higher total production volumes were the primary reason for the increased expense. Depreciation, depletion and amortization per Mcfe also increased to $2.60 per Mcfe for the six months ended June 30, 2012, from $2.40 per Mcfe for the six months ended June 30, 2011, primarily due to higher production volumes in operating areas with higher depletion rates.

Impairment of Long-Lived Assets

During the six months ended June 30, 2012, LINN recorded a noncash impairment charge, before and after tax, of approximately $146 million associated with proved oil and natural gas properties related to a decline in commodity prices. LINN recorded no impairment charge for the six months ended June 30, 2011.

Taxes, Other Than Income Taxes

Taxes, other than income taxes, which consist primarily of severance and ad valorem taxes, increased by approximately $20 million or 55% to approximately $56 million for the six months ended June 30, 2012, from approximately $36 million for the six months ended June 30, 2011. Severance taxes, which are a function of revenues generated from production, increased approximately $7 million compared to the six months ended June 30, 2011, primarily due to higher production volumes partially offset by lower commodity prices. Ad valorem taxes, which are based on the value of reserves and production equipment and vary by location, increased by approximately $12 million compared to the six months ended June 30, 2011, primarily due to property acquisitions in 2011 and 2012 and higher rates on LINN’s base properties.

Other Income and (Expenses)

	Six Months Ended June 30,
	2011	2012	Variance
	(in thousands)
Loss on extinguishment of debt	$(94,372)	$—	$94,372
Interest expense, net of amounts capitalized	(125,825)	(171,909)	(46,084)
Other, net	(4,718)	(11,225)	(6,507)

	$(224,915)	$(183,134)	$41,781

Other income and (expenses) decreased by approximately $42 million for the six months ended June 30, 2012, compared to the six months ended June 30, 2011. Interest expense increased primarily due to higher outstanding debt during the period and higher amortization of financing fees and expenses associated with the May 2019 Senior Notes and the November 2019 Senior Notes, as defined in Note 6 to LINN’s historical audited financial statements for the year ended December 31, 2011, included elsewhere in this prospectus. For the six months ended June 30, 2011, LINN recorded a loss on extinguishment of debt of approximately $94 million as a result of the redemptions of and cash tender offers for a portion of the Original Senior Notes, as defined in Note 6. See “Debt” in “Liquidity and Capital Resources” below for additional details.

Income Tax Expense

LINN is a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the state of Texas, with income tax liabilities and/or benefits of LINN passed through to unitholders. Limited liability companies are subject to Texas margin tax. Limited liability companies were also subject to state income taxes in Michigan during the six months ended June 30, 2011. In addition, certain of LINN’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes. LINN recognized income tax expense of approximately $9 million for the six months ended June 30, 2012, compared to approximately $6 million for the six months ended June 30, 2011. Income tax expense increased primarily due to higher income from LINN’s taxable subsidiaries during the six months ended June 30, 2012, compared to the same period in 2011.

Net Income (Loss)

Net income increased by approximately $441 million or 210% to approximately $231 million for the six months ended June 30, 2012, from a net loss of approximately $210 million for the six months ended June 30, 2011. The increase was primarily due to higher production revenues and higher gains on oil and natural gas derivatives, partially offset by higher expenses, including interest. See discussions above for explanations of variances.

Adjusted EBITDA

Adjusted EBITDA (a non-GAAP financial measure) increased by approximately $147 million or 31% to approximately $621 million for the six months ended June 30, 2012, from approximately $474 million for the six months ended June 30, 2011. The increase was primarily due to higher production revenues, partially offset by higher expenses. See discussions above for explanations of variances. See “—Non-GAAP Financial Measures” for a reconciliation of adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP.

Adjusted Net Income

Adjusted net income (a non-GAAP financial measure) decreased by approximately $36 million or 25% to approximately $110 million for the six months ended June 30, 2012, from approximately $146 million for the six months ended June 30, 2011. The decrease was primarily due to higher expenses, including interest, partially offset by higher production revenues. See discussions above for explanations of variances.

Year Ended December 31, 2011, Compared to Year Ended December 31, 2010

	Year Ended December 31,
	2010	2011	Variance
	(in thousands)
Revenues and other:
Natural gas sales	$211,596	$278,714	$67,118
Oil sales	359,996	714,385	354,389
NGL sales	118,462	168,938	50,476

Total oil, natural gas and NGL sales	690,054	1,162,037	471,983
Gains on oil and natural gas derivatives(1)	75,211	449,940	374,729
Marketing and other revenues	7,015	10,477	3,462

	772,280	1,622,454	850,174

Expenses:
Lease operating expenses	158,382	232,619	74,237
Transportation expenses	19,594	28,358	8,764
Marketing expenses	2,716	3,681	965
General and administrative expenses(2)	99,078	133,272	34,194
Exploration costs	5,168	2,390	(2,778)
Depreciation, depletion and amortization	238,532	334,084	95,552
Impairment of long-lived assets	38,600	—	(38,600)
Taxes, other than income taxes	45,182	78,522	33,340
Losses on sale of assets and other, net	6,490	3,494	(2,996)

	613,742	816,420	202,678

Other income and (expenses)	(268,585)	(362,129)	(93,544)

Income (loss) before income taxes	(110,047)	443,905	553,952
Income tax expense	(4,241)	(5,466)	(1,225)

Net Income (loss)	$(114,288)	$438,439	$552,727

Adjusted EBITDA(3)	$732,131	$997,621	$265,490

Adjusted net income(3)	$219,489	$313,331	$93,842

(1)	During the year ended December 31, 2011, LINN canceled (before the contract settlement date) derivative contracts on estimated future oil and natural gas production resulting in realized gains of approximately $27 million.
(2)	General and administrative expenses for the years ended December 31, 2010, and December 31, 2011, include approximately $13 million and $21 million, respectively, of noncash unit-based compensation expenses.
(3)	This is a non-GAAP measure used by management to analyze LINN’s performance. See “Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measure to its most directly comparable financial measure calculated and presented in accordance with GAAP.

	Year Ended December 31,
	2010	2011	Variance
Average daily production:
Natural gas (MMcf/d)	137	175	28%
Oil (MBbls/d)	13.1	21.5	64%
NGL (MBbls/d)	8.3	10.8	30%
Total (MMcfe/d)	265	369	39%

Weighted average prices (hedged):(1)
Natural gas (Mcf)	$8.52	$8.20	(4)%
Oil (Bbl)	$94.71	$89.21	(6)%
NGL (Bbl)	$39.14	$42.88	10%

Weighted average prices (unhedged):(2)
Natural gas (Mcf)	$4.24	$4.35	3%
Oil (Bbl)	$75.16	$91.24	21%
NGL (Bbl)	$39.14	$42.88	10%

Average NYMEX prices:
Natural gas (MMBtu)	$4.40	$4.05	(8)%
Oil (Bbl)	$79.53	$95.12	20%

Costs per Mcfe of production:
Lease operating expenses	$1.64	$1.73	5%
Transportation expenses	$0.20	$0.21	5%
General and administrative expenses(3)	$1.02	$0.99	(3)%
Depreciation, depletion and amortization	$2.46	$2.48	1%
Taxes, other than income taxes	$0.47	$0.58	23%

(1)	Includes the effect of realized gains on derivatives of approximately $308 million and $230 million (excluding $27 million realized gains on canceled contracts) for the years ended December 31, 2010, and December 31, 2011, respectively.
(2)	Does not include the effect of realized gains (losses) on derivatives.
(3)	General and administrative expenses for the years ended December 31, 2010, and December 31, 2011, include approximately $13 million and $21 million, respectively, of noncash unit-based compensation expenses. Excluding these amounts, general and administrative expenses for the years ended December 31, 2010, and December 31, 2011, were $0.88 per Mcfe and $0.83 per Mcfe, respectively. This is a non-GAAP measure used by management to analyze LINN’s performance.

Revenues and Other

Oil, Natural Gas and NGL Sales

Oil, natural gas and NGL sales increased by approximately $472 million or 68% to approximately $1.2 billion for the year ended December 31, 2011, from approximately $690 million for the year ended December 31, 2010, due to higher commodity prices and higher production volumes. Higher oil, NGL and natural gas prices resulted in an increase in revenues of approximately $126 million, $15 million and $7 million, respectively.

Average daily production volumes increased to 369 MMcfe/d during the year ended December 31, 2011, from 265 MMcfe/d during the year ended December 31, 2010. Higher oil, natural gas and NGL production volumes resulted in an increase in revenues of approximately $228 million, $60 million and $36 million, respectively.

The following sets forth average daily production by region, as established by LINN during 2011 and 2010:

	Year Ended December 31,
	2010	2011	Variance
Average daily production (MMcfe/d):
Mid-Continent Deep	133	172	39	30%
Mid-Continent Shallow	66	63	(3)	(5)%
Permian Basin	31	73	42	134%
Michigan	21	35	14	67%
California	14	14	—	—
Williston Basin	—	12	12	—

	265	369	104	39%

The 30% increase in average daily production volumes in the Mid-Continent Deep region is primarily due to LINN’s 2010 and 2011 capital drilling programs in the Deep Granite Wash formation, as well as the impact of the acquisition in the Cleveland Play in June 2011. The 5% decrease in average daily production volumes in the Mid-Continent Shallow region reflects downtime related to weather and third-party plant maintenance, and the effects of natural declines, partially offset by the results of LINN’s drilling and optimization programs. The 134% increase in average daily production volumes in the Permian Basin region reflects the impact of acquisitions in 2010 and 2011 and subsequent development capital spending. The 67% increase in average daily production volumes in the Michigan region reflects the full year impact of acquisitions in the second and fourth quarters of 2010. The California region consists of a low-decline asset base and continues to produce at a consistent level. Average daily production volumes in the Williston Basin region reflect the impact of LINN’s acquisitions in this region in 2011.

Gains (Losses) on Oil and Natural Gas Derivatives

LINN determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. During the year ended December 31, 2011, LINN had commodity derivative contracts for approximately 101% of its natural gas production and 101% of its oil production, which resulted in realized gains of approximately $257 million (including realized gains on canceled contracts of approximately $27 million). During the year ended December 31, 2010, LINN had commodity derivative contracts for approximately 114% of its natural gas production and 97% of its oil production, which resulted in realized gains of approximately $308 million. Unrealized gains and losses result from changes in market valuations of derivatives as future commodity price expectations change compared to the contract prices on the derivatives. If the expected future commodity prices increase compared to the contract prices on the derivatives, unrealized losses are recognized; and if the expected future commodity prices decrease compared to the contract prices on the derivatives, unrealized gains are recognized. During 2011, expected future oil and natural gas prices decreased, which resulted in net unrealized gains on derivatives of approximately $193 million for the year ended December 31, 2011. During 2010, expected future oil prices increased and expected future natural gas prices decreased, which resulted in net unrealized losses on derivatives of approximately $232 million for the year ended December 31, 2010. For information about LINN’s credit risk related to derivative contracts, see “Counterparty Credit Risk” in “Liquidity and Capital Resources” below.

Expenses

Lease Operating Expenses

Lease operating expenses include expenses such as labor, field office, vehicle, supervision, maintenance, tools and supplies and workover expenses. Lease operating expenses increased by approximately $75 million or 47% to approximately $233 million for the year ended December 31, 2011, from approximately $158 million for the year ended December 31, 2010. Lease operating expenses per Mcfe also increased to $1.73 per Mcfe for the year ended December 31, 2011, from $1.64 per Mcfe for the year ended December 31, 2010. Lease operating expenses increased primarily due to costs associated with properties acquired during 2010 and 2011. Temporary oil handling costs in the Granite Wash formation and higher post-acquisition maintenance costs in the Permian Basin also contributed to the increase.

Transportation Expenses

Transportation expenses increased by approximately $9 million or 45% to approximately $28 million for the year ended December 31, 2011, from approximately $19 million for the year ended December 31, 2010, primarily due to higher production volumes.

General and Administrative Expenses

General and administrative expenses are costs not directly associated with field operations and include costs of employees including executive officers, related benefits, office leases and professional fees. General and administrative expenses increased by approximately $34 million or 35% to approximately $133 million for the year ended December 31, 2011, from approximately $99 million for the year ended December 31, 2010. The increase was primarily due to an increase in salaries and benefits expense of approximately $18 million, driven primarily by increased employee headcount, an increase in unit-based compensation expense of approximately $8 million, an increase in professional services expense of approximately $3 million and an increase in acquisition integration expenses of approximately $3 million. General and administrative expenses per Mcfe decreased to $0.99 per Mcfe for the year ended December 31, 2011, from $1.02 per Mcfe for the year ended December 31, 2010, due to higher production volumes.

Exploration Costs

Exploration costs decreased by approximately $3 million or 54% to approximately $2 million for the year ended December 31, 2011, from approximately $5 million for the year ended December 31, 2010. The decrease was primarily due to lower leasehold impairment expenses on unproved properties.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased by approximately $95 million or 40% to approximately $334 million for the year ended December 31, 2011, from approximately $239 million for the year ended December 31, 2010. Higher total production volumes were the primary reason for the increased expense. Depreciation, depletion and amortization per Mcfe increased to $2.48 per Mcfe for the year ended December 31, 2011, from $2.46 per Mcfe for the year ended December 31, 2010.

Impairment of Long-Lived Assets

LINN recorded no impairment charge for the year ended December 31, 2011. During the year ended December 31, 2010, LINN recorded a noncash impairment charge of approximately $39 million primarily associated with the impairment of proved oil and natural gas properties related to an unfavorable marketing contract. See “Critical Accounting Policies and Estimates” below for additional information.

Taxes, Other Than Income Taxes

Taxes, other than income taxes, which consist primarily of severance and ad valorem taxes, increased by approximately $34 million or 74% to approximately $79 million for the year ended December 31, 2011, from approximately $45 million for the year ended December 31, 2010. Severance taxes, which are a function of revenues generated from production, increased by approximately $31 million compared to the year ended December 31, 2010, primarily due to higher commodity prices and higher production volumes. Ad valorem taxes, which are based on the value of reserves and production equipment and vary by location, increased by approximately $3 million compared to the year ended December 31, 2010, primarily due to property acquisitions in 2011.

Other Income and (Expenses)

	Year Ended December 31,
	2010	2011	Variance
	(in thousands)
Loss on extinguishment of debt	$—	$(94,612)	$(94,612)
Interest expense, net of amounts capitalized	(193,510)	(259,725)	(66,215)
Realized losses on interest rate swaps	(8,021)	—	8,021
Realized losses on canceled interest rate swaps	(123,865)	—	123,865
Unrealized gains on interest rate swaps	63,978	—	(63,978)
Other, net	(7,167)	(7,792)	(625)

	$(268,585)	$(362,129)	$(93,544)

Other income and (expenses) increased by approximately $94 million during the year ended December 31, 2011, compared to the year ended December 31, 2010. Interest expense increased primarily due to higher outstanding debt during the period and higher amortization of financing fees associated with the 2019 Senior Notes and the 2010 Issued Senior Notes, as defined in Note 6 to LINN’s historical audited financial statements for the year ended December 31, 2011, included elsewhere in this prospectus. In addition, in May 2011 LINN entered into a Fifth Amended and Restated Credit Facility, which also resulted in higher amortization of financing fees. For the year ended December 31, 2011, LINN also recorded a loss on extinguishment of debt of approximately $95 million as a result of the redemptions, cash tender offers and additional repurchases of a portion of the Original Senior Notes, as defined in Note 6 to LINN’s historical audited financial statements for the year ended December 31, 2011, included elsewhere in this prospectus. See “Debt” in “Liquidity and Capital Resources” below for additional details.

Income Tax Benefit (Expense)

LINN is a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the states of Texas and Michigan, with income tax liabilities and/or benefits of LINN passed through to unitholders. Limited liability companies are subject to Texas margin tax. Limited liability companies were also subject to state income taxes in Michigan during 2010 and 2011. In addition, certain of LINN’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes. LINN recognized income tax expense of approximately $5 million for the year ended December 31, 2011, compared to approximately $4 million for the same period in 2010. Income tax expense increased primarily due to higher income in 2011 from LINN’s taxable subsidiaries.

Net Income (Loss)

Net income increased by approximately $552 million or 484% to approximately $438 million for the year ended December 31, 2011, from a net loss of approximately $114 million for the year ended December 31, 2010. The increase was primarily due higher production revenues and higher gains on oil and natural gas derivatives, partially offset by higher expenses, including interest. The year ended December 31, 2010 also included an impairment of long-lived assets and realized and unrealized losses on interest rate swaps; there were no comparable amounts reported for the year ended December 31, 2011. See discussions above for explanations of variances.

Adjusted EBITDA

Adjusted EBITDA (a non-GAAP financial measure) increased by approximately $266 million or 36% to approximately $998 million for the year ended December 31, 2011, from approximately $732 million for the year ended December 31, 2010. The increase was primarily due to higher production revenues resulting from higher production volumes and higher commodity prices, partially offset by higher expenses. See discussions above for explanations of variances. See “—Non-GAAP Financial Measures” for a reconciliation of adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP.

Adjusted Net Income

Adjusted net income (a non-GAAP financial measure) increased by approximately $94 million or 43% to approximately $313 million for the year ended December 31, 2011, from approximately $219 million for the year ended December 31, 2010. The increase was primarily due to higher production revenues partially offset by lower realized gains on oil and natural gas derivatives and higher expenses, including interest. The year ended December 31, 2010 also included realized losses on interest rate swaps; there was no comparable amount reported for the year ended December 31, 2011. See discussions above for explanations of variances.

Results of Operations

Year Ended December 31, 2010, Compared to Year Ended December 31, 2009

	Year Ended December 31,
	2009	2010	Variance
	(in thousands)
Revenues and other:
Natural gas sales	$160,470	$211,596	$51,126
Oil sales	181,619	359,996	178,377
NGL sales	66,130	118,462	52,332

Total oil, natural gas and NGL sales	408,219	690,054	281,835
Gains (losses) on oil and natural gas derivatives(1)	(141,374)	75,211	216,585
Marketing and other revenues	6,304	7,015	711

	273,149	772,280	499,131

Expenses:
Lease operating expenses	132,647	158,382	25,735
Transportation expenses	18,202	19,594	1,392
Marketing expenses	2,154	2,716	562
General and administrative expenses(2)	86,134	99,078	12,944
Exploration costs	7,169	5,168	(2,001)
Depreciation, depletion and amortization	201,782	238,532	36,750
Impairment of long-lived assets	—	38,600	38,600
Taxes, other than income taxes	27,605	45,182	17,577
(Gains) losses on sale of assets and other, net	(24,197)	6,490	30,687

	451,496	613,742	162,246

Other income and (expenses)	(121,715)	(268,585)	(146,870)

Loss from continuing operations before income taxes	(300,062)	(110,047)	190,015
Income tax benefit (expense)	4,221	(4,241)	(8,462)
Discontinued Operations	(2,351)	—	2,351

Net loss	$(298,192)	$(114,288)	$183,904

Adjusted EBITDA(3)	$566,235	$732,131	$165,896

Adjusted net income(3)	$206,922	$219,489	$12,567

(1)	During the year ended December 31, 2009, LINN canceled (before the contract settlement date) derivative contracts on estimated future oil and natural gas production resulting in realized net gains of approximately $49 million, primarily associated with LINN’s commodity derivative repositioning in July 2009.
(2)	General and administrative expenses for the years ended December 31, 2009, and December 31, 2010, include approximately $15 million and $13 million, respectively, of noncash unit-based compensation expenses.

(3)	This is a non-GAAP measure used by management to analyze LINN’s performance. See “—Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measure to its most directly comparable financial measure calculated and presented in accordance with GAAP.

	Year Ended December 31,
	2009	2010	Variance
Average daily production:
Natural gas (MMcf/d)	125	137	10%
Oil (MBbls/d)	9.0	13.1	46%
NGL (MBbls/d)	6.5	8.3	28%
Total (MMcfe/d)	218	265	22%

Weighted average prices (hedged):(1)
Natural gas (Mcf)	$8.27	$8.52	3%
Oil (Bbl)	$110.94	$94.71	(15)%
NGL (Bbl)	$28.04	$39.14	40%

Weighted average prices (unhedged):(2)
Natural gas (Mcf)	$3.51	$4.24	21%
Oil (Bbl)	$55.25	$75.16	36%
NGL (Bbl)	$28.04	$39.14	40%

Average NYMEX prices:
Natural gas (MMBtu)	$3.99	$4.40	10%
Oil (Bbl)	$61.94	$79.53	28%

Costs per Mcfe of production:
Lease operating expenses	$1.67	$1.64	(2)%
Transportation expenses	$0.23	$0.20	(13)%
General and administrative expenses(3)	$1.08	$1.02	(6)%
Depreciation, depletion and amortization	$2.53	$2.46	(3)%
Taxes, other than income taxes	$0.35	$0.47	34%

(1)	Includes the effect of realized gains on derivatives of approximately $401 million (excluding $49 million realized net gains on canceled contracts) and $308 million for the years ended December 31, 2009, and December 31, 2010, respectively.
(2)	Does not include the effect of realized gains (losses) on derivatives.
(3)	General and administrative expenses for the years ended December 31, 2009, and December 31, 2010, include approximately $15 million and $13 million, respectively, of noncash unit-based compensation expenses. Excluding these amounts, general and administrative expenses for the years ended December 31, 2009, and December 31, 2010, were $0.90 per Mcfe and $0.88 per Mcfe, respectively. This is a non-GAAP measure used by management to analyze LINN’s performance.

Revenues and Other

Oil, Natural Gas and NGL Sales

Oil, natural gas and NGL sales increased by approximately $282 million or 69% to approximately $690 million for the year ended December 31, 2010, from approximately $408 million for the year ended December 31, 2009, due to higher commodity prices and higher production volumes. Higher oil, natural gas and NGL prices resulted in an increase in revenues of approximately $95 million, $36 million and $34 million, respectively.

Average daily production volumes increased to 265 MMcfe/d during the year ended December 31, 2010, from 218 MMcfe/d during the year ended December 31, 2009. Higher oil, natural gas and NGL production volumes resulted in an increase in revenues of approximately $83 million, $15 million and $19 million, respectively.

The following sets forth average daily production by region, as established for LINN during 2010 and 2009:

	Year Ended December 31,
	2009	2010	Variance
Average daily production (MMcfe/d):
Mid-Continent Deep	135	133	(2)	(1)%
Mid-Continent Shallow	67	66	(1)	(1)%
Permian Basin	2	31	29	1,450%
Michigan	—	21	21	—
California	14	14	—	—

	218	265	47	22%

The 1% decrease in average daily production volumes in the Mid-Continent Deep region primarily reflects natural declines, in addition to minimal capital development during the second half of 2009 due to low commodity prices, partially offset by the impact of LINN’s 2010 capital drilling program in the Deep Granite Wash formation. Average daily production volumes in the Mid-Continent Shallow region reflect the impact of drilling and optimization programs which offset the effects of natural declines. Average daily production volumes in the Permian Basin region reflect the impact of the acquisitions in 2010 and the third quarter of 2009 and subsequent development capital spending. Average daily production volumes in the Michigan region reflect the impact of LINN’s acquisitions in this area in 2010. The California region consists of a low-decline asset base and continues to produce at levels consistent with prior years.

Gains (Losses) on Oil and Natural Gas Derivatives

LINN determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. During the year ended December 31, 2010, LINN had commodity derivative contracts for approximately 114% of its natural gas production and 97% of its oil production, which resulted in realized gains of approximately $308 million. During the year ended December 31, 2009, LINN recorded realized gains of approximately $450 million (including realized net gains on canceled contracts of approximately $49 million). Unrealized gains and losses result from changes in market valuations of derivatives as future commodity price expectations change compared to the contract prices on the derivatives. If the expected future commodity prices increase compared to the contract prices on the derivatives, unrealized losses are recognized; and if the expected future commodity prices decrease compared to the contract prices on the derivatives, unrealized gains are recognized. During 2010, expected future oil prices increased and expected future natural gas prices decreased, which resulted in net unrealized losses on derivatives of approximately $232 million for the year ended December 31, 2010. During 2009, expected future oil prices increased and expected future natural gas prices decreased, which resulted in net unrealized losses on derivatives of approximately $591 million for the year ended December 31, 2009. For information about LINN’s credit risk related to derivative contracts, see “Counterparty Credit Risk” in “Liquidity and Capital Resources” below.

Expenses

Lease Operating Expenses

Lease operating expenses include expenses such as labor, field office, vehicle, supervision, maintenance, tools and supplies and workover expenses. Lease operating expenses increased by approximately $25 million or 19% to approximately $158 million for the year ended December 31, 2010, from approximately $133 million for the year ended December 31, 2009. Lease operating expenses increased primarily due to costs associated with properties acquired in the Permian Basin and Michigan regions in 2010 and the second half of 2009. Lease operating expenses per Mcfe decreased to $1.64 per Mcfe for the year ended December 31, 2010, from $1.67 per Mcfe for the year ended December 31, 2009.

Transportation Expenses

Transportation expenses increased by approximately $1 million or 8% to approximately $19 million for the year ended December 31, 2010, from approximately $18 million for the year ended December 31, 2009, primarily due to higher total production volume levels from LINN’s acquisitions in the Permian Basin and Michigan regions in 2010 and the second half of 2009, partially offset by lower rates associated with owned facilities.

General and Administrative Expenses

General and administrative expenses are costs not directly associated with field operations and include costs of employees including executive officers, related benefits, office leases and professional fees. General and administrative expenses increased by approximately $13 million or 15% to approximately $99 million for the year ended December 31, 2010, from approximately $86 million for the year ended December 31, 2009. The increase was primarily due to an increase in salaries and benefits expense of approximately $10 million, driven primarily by increased employee headcount, and acquisition integration expenses of approximately $4 million. General and administrative expenses per Mcfe decreased to $1.02 per Mcfe for the year ended December 31, 2010, from $1.08 per Mcfe for the year ended December 31, 2009.

Exploration Costs

Exploration costs decreased by approximately $2 million or 28% to approximately $5 million for the year ended December 31, 2010, from approximately $7 million for the year ended December 31, 2009. The decrease was primarily due to fewer lease-term expirations related to unproved leasehold costs.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased by approximately $37 million or 18% to approximately $239 million for the year ended December 31, 2010, from approximately $202 million for the year ended December 31, 2009. Higher total production volume levels, primarily due to LINN’s acquisitions in the Permian Basin and Michigan regions in 2010 and in the Permian Basin region in the second half of 2009, were the main reason for the increase. Depreciation, depletion and amortization per Mcfe decreased to $2.46 per Mcfe for the year ended December 31, 2010, from $2.53 per Mcfe for the year ended December 31, 2009.

Impairment of Long-Lived Assets

During the year ended December 31, 2010, LINN recorded a noncash impairment charge of approximately $39 million primarily associated with the impairment of proved oil and natural gas properties related to an unfavorable marketing contract. LINN recorded no impairment charge for the year ended December 31, 2009. See “Critical Accounting Policies and Estimates” below for additional information.

Taxes, Other Than Income Taxes

Taxes, other than income taxes, which consist primarily of severance and ad valorem taxes, increased by approximately $17 million or 64% to approximately $45 million for the year ended December 31, 2010, from approximately $28 million for the year ended December 31, 2009. Severance taxes, which are a function of revenues generated from production, increased by approximately $14 million compared to the year ended

December 31, 2009, primarily due to higher commodity prices and higher total production volume levels. Ad valorem taxes, which are based on the value of reserves and production equipment and vary by location, increased by approximately $2 million compared to the year ended December 31, 2009, primarily due to property acquisitions in the Permian Basin region.

Other Income and (Expenses)

	Year Ended December 31,
	2009	2010	Variance
	(in thousands)
Interest expense, net of amounts capitalized	$(92,701)	$(193,510)	$(100,809)
Realized losses on interest rate swaps	(42,881)	(8,021)	34,860
Realized losses on canceled interest rate swaps	(60)	(123,865)	(123,805)
Unrealized gains on interest rate swaps	16,588	63,978	47,390
Other, net	(2,661)	(7,167)	(4,506)

	$(121,715)	$(268,585)	$(146,870)

Other income and (expenses) increased by approximately $147 million during the year ended December 31, 2010, compared to the year ended December 30, 2009. During the year ended December 31, 2010, LINN canceled (before the contract settlement date) all of its interest rate swap agreements, resulting in higher realized losses of approximately $124 million. These losses were partially offset by an increase in unrealized gains on interest rate swaps and a decrease in realized losses on interest rate swaps during the year ended December 31, 2010, compared to the year ended December 31, 2009. Additionally, in the second and third quarters of 2010, LINN entered into an amendment to its Credit Facility and issued the 2010 Issued Senior Notes, as defined in Note 6 to LINN’s historical audited financial statements for the year ended December 31, 2011, included elsewhere in this prospectus, which resulted in increased interest expense due to higher interest rates and higher amortization of financing fees. See “Debt” in “Liquidity and Capital Resources” below for additional details.

Income Tax Benefit (Expense)

LINN is a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the states of Texas and Michigan, with income tax liabilities and/or benefits of LINN passed through to unitholders. Limited liability companies are subject to Texas margin tax. Limited liability companies were also subject to state income taxes in Michigan during 2009 and 2010. In addition, certain of LINN’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes. LINN recognized an income tax expense of approximately $4 million for the year ended December 31, 2010, compared to an income tax benefit of approximately $4 million for the same period in 2009. Income tax expense increased primarily due to an increase in income in 2010 from LINN’s taxable subsidiaries. In 2009, LINN released a valuation allowance on a significant portion of the deferred tax assets at LINN’s taxable subsidiaries.

Net Loss

Net loss decreased by approximately $184 million or 62% to approximately $114 million for the year ended December 31, 2010, from approximately $298 million for the year ended December 31, 2009. The decrease was primarily due to higher production revenues and higher gains on oil and natural gas derivatives, partially offset by higher expenses, including interest. See discussions above for explanations of variances.

Adjusted EBITDA

Adjusted EBITDA (a non-GAAP financial measure) increased by approximately $166 million or 29% to approximately $732 million for the year ended December 31, 2010, from approximately $566 million for the year ended December 31, 2009. The increase was primarily due to higher production revenues resulting from higher commodity prices and higher total production volume levels, partially offset by lower realized gains on commodity derivatives. See discussions above for explanations of variances. See “—Non-GAAP Financial Measures” for a reconciliation of adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP.

Adjusted Net Income

Adjusted net income (a non-GAAP financial measure) increased by approximately $12 million or 6% to approximately $219 million for the year ended December 31, 2010, from approximately $207 million for the year ended December 31, 2009. The increase was primarily due to higher production revenues, partially offset by higher expenses, including interest and income taxes, and higher realized losses on interest rate swaps. See discussions above for explanations of variances.

Reserve Replacement Metrics

LINN calculates two primary reserve metrics: (i) reserve replacement cost and (ii) reserve replacement ratio, to measure its ability to establish a long-term trend of adding reserves at a reasonable cost. The reserve replacement cost calculation provides an assessment of the cost of adding reserves that is ultimately included in depreciation, depletion and amortization expense. The reserve replacement ratio is an indicator of LINN’s ability to replenish annual production volumes and grow reserves. The metrics are calculated as follow:

Reserve replacement cost per Mcfe	=	Oil and natural gas capital costs expended(1)
Sum of reserve additions(2)

Reserve replacement ratio	=	Sum of reserve additions(2)
Annual production

(1)	Oil and natural gas capital costs expended include the costs of property acquisition, exploration and development activities conducted to add reserves and exclude asset retirement costs. LINN expects to incur development costs in the future for proved undeveloped reserves; such future costs are excluded from costs expended and are not considered in the reserve replacement metrics presented herein.
(2)	Reserve additions include proved reserves (developed and undeveloped) and reflect reserve revisions for prices and performance, extensions, discoveries and other additions and acquisitions and do not include unproved reserve quantities.

The reserve replacement metrics are presented separately, both: (i) including and excluding the impact of price revisions on reserves, to demonstrate the effectiveness of LINN’s drilling program exclusive of economic factors (such as price) outside of its control and (ii) including and excluding acquisitions, to demonstrate LINN’s ability to add reserves through its drilling program and through acquisitions. Reserve replacement cost and reserve replacement ratio are non-GAAP financial measures. The methods used by LINN to calculate these measures may differ from methods used by other companies to compute similar measures. As a result, LINN’s measures may not be comparable to similar measures provided by other companies. LINN believes that providing such measures is useful in evaluating the cost to add proved reserves; however, these measures should not be considered in isolation or as a substitute for GAAP measures. The reserve replacement cost per Mcfe and reserve replacement ratio are statistical indicators that have limitations, including their predictive and comparative value. The reserve replacement ratio is limited because it may vary widely based on the extent and timing of new discoveries, project sanctioning and property acquisitions. In addition, since the reserve replacement ratio does not consider the development cost or timing of future production of new reserves, it should not be used as a measure of value creation.

The following presents reserve replacement cost and reserve replacement ratio including and excluding the effect of price revisions on reserves:

	Including Price Revisions			Excluding Price Revisions
	Year Ended December 31,			Year Ended December 31,
	2009	2010	2011	2009	2010	2011
Costs per Mcfe of production:
Reserve replacement cost, including acquisitions	$1.96	$1.63	$2.37	$1.71	$1.94	$2.46
Reserve replacement cost, excluding acquisitions (finding and development cost)	$2.03	$0.79	$1.94	$1.59	$1.57	$2.15

Percentage of production:
Reserve replacement ratio, including acquisitions	165%	1,014%	674%	189%	854%	651%
Reserve replacement ratio, excluding acquisitions	88%	321%	244%	112%	161%	221%

Amounts used in these calculations and are derived directly from the table presented in “Supplemental Oil and Natural Gas Data (Unaudited)” in LINN’s historical audited financial statements for the year ended December 31, 2011, included elsewhere in this prospectus. The following provides a reconciliation of oil and natural gas capital costs used in these calculations to its most directly comparable financial measure calculated and presented in accordance with GAAP:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Costs incurred in oil and natural gas property acquisition, exploration and development	$258,105	$1,602,086	$2,158,639
Less:
Asset retirement costs	(371)	(748)	(2,427)
Property acquisition costs	(115,929)	(1,356,430)	(1,516,737)

Oil and natural gas capital costs expended, excluding acquisitions	$141,805	$244,908	$639,475

Liquidity and Capital Resources

LINN utilizes funds from equity and debt offerings, bank borrowings and cash flow from operations for capital resources and liquidity. To date, the primary use of capital has been for acquisitions and the development of oil and natural gas properties. For the year ended December 31, 2011, LINN’s total capital expenditures, excluding acquisitions, were approximately $697 million. For the six months ended June 30, 2012, LINN’s capital expenditures, excluding acquisitions, were approximately $557 million. For 2012, LINN estimates its total capital expenditures, excluding acquisitions, will be approximately $1.1 billion, including $1.05 billion related to its oil and natural gas capital program. This estimate reflects amounts for the development of properties associated with acquisitions, is under continuous review and subject to ongoing adjustments. LINN expects to fund these capital expenditures primarily with cash flow from operations and bank borrowings.

As LINN pursues growth, it continually monitors the capital resources available to meet future financial obligations and planned capital expenditures. LINN’s future success in growing reserves and production volumes will be highly dependent on the capital resources available and its success in drilling for or acquiring additional reserves. LINN actively reviews acquisition opportunities on an ongoing basis. If LINN were to make significant additional acquisitions for cash, it would need to borrow additional amounts under its Credit Facility, if available, or obtain additional debt or equity financing. LINN’s Credit Facility and indentures governing its Senior Notes impose certain restrictions on LINN’s ability to obtain additional debt financing. Based upon current expectations, LINN believes liquidity and capital resources will be sufficient to conduct its business and operations.

Statements of Cash Flows

The following is a comparative cash flow summary:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands)
Net cash:
Provided by (used in) operating activities(1)	$426,804	$270,918	$518,706	$303,762	$(122,429)
Used in investing activities	(282,273)	(1,581,408)	(2,130,360)	(1,081,736)	(2,265,931)
Provided by (used in) financing activities	(150,968)	1,524,260	1,376,767	611,741	2,389,129

Net increase (decrease) in cash and cash equivalents	$(6,437)	$213,770	$(234,887)	$(166,233)	$769

(1)	The years ended December 31, 2009, December 31, 2010, and December 31, 2011, and the six months ended June 30, 2012, include premiums paid for derivatives of approximately $94 million, $120 million, $134 million and $583 million, respectively.

Operating Activities

Cash used in operating activities for the six months ended June 30, 2012, was approximately $122 million, compared to approximately $304 million for the six months ended June 30, 2011. The decrease was primarily due to approximately $583 million in premiums paid for commodity derivatives during the six months ended June 30, 2012, compared to no premiums paid during the same period in 2011. Higher premiums and higher expenses were partially offset by increased revenues primarily due to higher production volumes.

Cash provided by operating activities for the year ended December 31, 2011, was approximately $519 million, compared to approximately $271 million for the year ended December 31, 2010. The increase was primarily due to higher production volumes and higher commodity prices partially offset by higher expenses.

Cash provided by operating activities was approximately $271 million for the year ended December 31, 2010, compared to approximately $427 million for the year ended December 31, 2009. The decrease was primarily due to approximately $124 million in realized losses on canceled interest rate derivatives during the year ended December 31, 2010, compared to approximately $49 million in realized net gains on canceled commodity derivatives during the year ended December 31, 2009.

Premiums paid during the six months ended June 30, 2012 and during 2011, 2010 and 2009 were for commodity derivative contracts that hedge future production. These derivative contracts provide LINN long-term cash flow predictability to manage its business, service debt and pay distributions and are primarily funded through LINN’s Credit Facility. The amount of derivative contracts LINN enters into in the future will be directly related to expected future production.

Investing Activities

The following provides a comparative summary of cash flow from investing activities:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands)
Cash flow from investing activities:
Acquisition of oil and natural gas properties, net of cash acquired	$(130,735)	$(1,351,033)	$(1,500,193)	$(847,780)	$(1,762,933)
Capital expenditures	(178,242)	(223,013)	(629,864)	(244,546)	(503,573)
Proceeds from sale of properties and equipment and other	26,704	(7,362)	(303)	10,590	575

	$(282,273)	$(1,581,408)	$(2,130,360)	$(1,081,736)	$(2,265,931)

The primary use of cash in investing activities is for capital spending, including acquisitions and the development of LINN’s oil and natural gas properties. Cash used in investing activities for the six months ended June 30, 2012, primarily relates to the acquisitions of properties in the Hugoton Basin, Williston/Powder River Basin and East Texas regions. Cash used in investing activities for the year ended December 31, 2011, primarily relates to acquisitions of properties in the Williston Basin, Permian Basin and Mid-Continent Deep regions. The year ended December 31, 2011, also includes the deposit of approximately $9 million returned to LINN by the other party to the purchase and sale agreement (“PSA”) terminated by LINN in 2010.

Cash used in investing activities for the year ended December 31, 2010, primarily relates to acquisitions and the development of properties in the Permian Basin, Mid-Continent Deep and Michigan regions. Proceeds from the sale of properties were lower for the year ended December 31, 2010, compared to the year ended December 31, 2009, primarily due to the proceeds received in 2009 related to the sale of acreage in central Oklahoma. The year ended December 31, 2010, also includes the deposit made by LINN of approximately $9 million held by the other party to the PSA terminated by LINN. Cash used in investing activities for the year ended December 31, 2009, includes approximately $114 million for the acquisition of properties in the Permian Basin region.

Financing Activities

Cash provided by financing activities for the six months ended June 30, 2012, was approximately $2.4 billion, compared to approximately $612 million for the six months ended June 30, 2011. The increase in financing cash flow needs was primarily attributable to increased acquisitions and development activity during the six months ended June 30, 2012.

Cash provided by financing activities for the year ended December 31, 2011, was approximately $1.4 billion compared to approximately $1.5 billion for the year ended December 31, 2010. The decrease in financing cash flow needs was primarily attributable to the increase in cash provided by operating activities and the utilization of cash on hand. In comparison, cash used in financing activities was approximately $151 million for the year ended December 31, 2009. The following provides a comparative summary of proceeds from borrowings and repayments of debt:

	Year Ended December 31,			Six Months Ended June,
	2009	2010	2011	2011	2012
	(in thousands)
Proceeds from borrowings:
Credit facility	$401,500	$1,050,000	$1,790,000	$615,000	$2,155,000
Senior notes	237,703	2,250,816	744,240	744,240	1,799,802

	$639,203	$3,300,816	$2,534,240	$1,359,240	$3,954,802

Repayments of debt:
Credit facility	$(704,893)	$(2,150,000)	$(850,000)	$(615,000)	$(1,945,000)
Senior notes	—	—	(451,029)	(449,679)	—

	$(704,893)	$(2,150,000)	$(1,301,029)	$(1,064,679)	$(1,945,000)

Debt

LINN’s Credit Facility provides for a revolving credit facility up to the lesser of: (i) the then-effective borrowing base and (ii) the maximum commitment amount. In October 2011, as part of the semi-annual redetermination, a borrowing base of $3.0 billion was approved by the lenders with a maximum commitment amount of $1.5 billion. In February 2012, lenders approved an increase in the maximum commitment amount to $2.0 billion. In May 2012, LINN entered into an amendment to its Credit Facility to increase the borrowing base to $3.5 billion and extend the maturity date from April 2016 to April 2017. At June 30, 2012, available borrowing capacity was approximately $646 million, which includes a $4 million reduction in availability for outstanding letters of credit and a $200 million reduction in availability related to a restriction on swap agreements outstanding associated with the Green River Acquisition. The $200 million reduction in availability under the Credit Facility no longer applies since the acquisition has closed.

In July 2012, LINN entered into an amendment to its Credit Facility to increase the maximum commitment amount from $2.0 billion to $3.0 billion.

On February 28, 2011, LINN commenced cash tender offers and related consent solicitations to purchase any and all of its outstanding 2017 Senior Notes and 2018 Senior Notes.

In March 2011, in accordance with the provisions of the indentures governing its 2017 Senior Notes and the 2018 Senior Notes, LINN redeemed 35%, or $87 million and $90 million, respectively, of each of the original aggregate principal amount of the Original Senior Notes, as defined in Note 6 to LINN’s historical audited financial statements for the year ended December 31, 2011, included elsewhere in this prospectus.

In March 2011, in connection with its cash tender offers and related consent solicitations, LINN also accepted and purchased: (i) $105 million of the aggregate principal amount of its outstanding 2017 Senior Notes (or 65% of the remaining outstanding principal amount of its 2017 Senior Notes), and (ii) $126 million aggregate principal amount of its outstanding 2018 Senior Notes (or 76% of the remaining outstanding principal amount of its 2018 Senior Notes).

In May 2011, LINN issued $750 million in aggregate principal amount of 6.50% senior notes due 2019 and used net proceeds of approximately $729 million to repay all of the outstanding indebtedness under its Credit

Facility, to fund or partially fund acquisitions and for general corporate purposes. On May 8, 2012, LINN filed a registration statement on Form S-4 to register exchange notes that are also substantially similar to the November 2019 Senior Notes. As of July 26, 2012, the registration statement has not been declared effective. The deadline for registration has passed and LINN will be required to pay additional interest which is expected to be less than $500,000.

In June 2011, LINN repurchased an additional portion of its remaining outstanding 2017 Senior Notes and 2018 Senior Notes for approximately $17 million (or 29% of the remaining outstanding principal amount of its 2017 Senior Notes) and approximately $24 million (or 61% of the remaining outstanding principal amount of its 2018 Senior Notes), respectively. In December 2011, LINN also repurchased an additional portion of its remaining outstanding 2018 Senior Notes for approximately $2 million (or 9% of the remaining outstanding principal amount of the 2018 Senior Notes). After giving effect to the tender offers and subsequent repurchases of the 2017 Senior Notes and the 2018 Senior Notes, aggregate principal amounts of $41 million and $14 million, respectively, remained outstanding at December 31, 2011.

In March 2012, LINN issued $1.8 billion in aggregate principal amount of 6.25% senior notes due 2019 and used the net proceeds of the offering to fund the Hugoton Acquisition, to repay indebtedness outstanding under its revolving credit facility and for general corporate purposes.

LINN depends, in part, on its Credit Facility for future capital needs. In addition, LINN has drawn on the Credit Facility to fund or partially fund quarterly cash distribution payments, since it uses operating cash flow primarily for drilling and development of oil and natural gas properties and acquisitions and borrows as cash is needed. Absent such borrowings, LINN would have at times experienced a shortfall in cash available to pay the declared quarterly cash distribution amount. If an event of default occurs and is continuing under the Credit Facility, LINN would be unable to make borrowings to fund distributions. For additional information about this matter and other risk factors that could affect LINN, please read “Risk Factors.”

Counterparty Credit Risk

LINN accounts for its commodity derivatives and, when applicable, its interest rate derivatives at fair value. LINN’s counterparties are current participants or affiliates of participants in its Credit Facility or were participants or affiliates of participants in its Credit Facility at the time it originally entered into the derivatives. The Credit Facility is secured by LINN’s oil, natural gas and NGL reserves; therefore, LINN is not required to post any collateral. LINN does not receive collateral from its counterparties. LINN minimizes the credit risk in derivative instruments by: (i) limiting its exposure to any single counterparty; (ii) entering into derivative instruments only with counterparties that meet LINN’s minimum credit quality standard, or have a guarantee from an affiliate that meets LINN’s minimum credit quality standard; and (iii) monitoring the creditworthiness of LINN’s counterparties on an ongoing basis. In accordance with LINN’s standard practice, its commodity derivatives and, when applicable, its interest rate derivatives are subject to counterparty netting under agreements governing such derivatives and therefore the risk of loss due to counterparty nonperformance is somewhat mitigated.

Equity Distribution Agreement

In August 2011, LINN entered into an equity distribution agreement, pursuant to which it may from time to time issue and sell units representing limited liability company interests having an aggregate offering price of up to $500 million. In connection with entering into the agreement, LINN incurred expenses of approximately $423,000. Sales of units, if any, will be made through a sales agent by means of ordinary brokers’ transactions, in block transactions, or as otherwise agreed with the agent. LINN expects to use the net proceeds from any sale of the units for general corporate purposes, which may include, among other things, capital expenditures, acquisitions and the repayment of debt.

In September 2011, LINN issued and sold 16,060 units representing limited liability company interests at an average unit price of $38.25 for proceeds of approximately $602,000 (net of approximately $12,000 in commissions). In December 2011, LINN issued and sold 772,104 units representing limited liability company interests at an average unit price of $38.03 for proceeds of approximately $29 million (net of approximately $587,000 in commissions). In connection with the issue and sale of these units, LINN incurred professional service expenses of approximately $139,000. LINN used the net proceeds for general corporate purposes including the repayment of a portion of the indebtedness outstanding under its Credit Facility.

In January 2012, LINN issued and sold 1,539,651 units representing limited liability company interests at an average unit price of $38.02 for proceeds of approximately $57 million (net of approximately $2 million in commissions and professional service expenses). The net proceeds were used for general corporate purposes including the repayment of a portion of the indebtedness outstanding under LINN’s Credit Facility. At June 30, 2012, units equaling approximately $411 million in aggregate offering price remained available to be issued and sold under the agreement.

Public Offering of Units

In March 2011, LINN sold 16,726,067 units representing limited liability company interests at $38.80 per unit ($37.248 per unit, net of underwriting discount) for net proceeds of approximately $623 million (after underwriting discount and offering expenses of approximately $26 million). LINN used a portion of the net proceeds from the sale of these units to fund the March 2011 redemptions of a portion of the outstanding 2017 Senior Notes and 2018 Senior Notes and to fund the cash tender offers and related expenses for a portion of the remaining 2017 Senior Notes and 2018 Senior Notes. LINN used the remaining net proceeds from the sale of units to finance a portion of the March 31, 2011, acquisition in the Williston Basin.

In January 2012, LINN sold 19,550,000 units representing limited liability company interests at $35.95 per unit ($34.512 per unit, net of underwriting discount) for net proceeds of approximately $674 million (after underwriting discount and offering expenses of approximately $28 million). LINN used the net proceeds from the sale of these units to repay a portion of the indebtedness outstanding under its Credit Facility.

Unit Repurchase Plan

In October 2008, the Board of Directors of LINN authorized the repurchase of up to $100 million of LINN’s outstanding units from time to time on the open market or in negotiated purchases. In August 2011, LINN repurchased 400,000 units at an average unit price of $32.98 for a total cost of approximately $13 million. In addition, in October 2011, LINN repurchased 129,734 units at an average unit price of $32.08 for a total cost of approximately $4 million.

Distributions

Under LINN’s limited liability company agreement, unitholders are entitled to receive a quarterly distribution of available cash to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. The following provides a summary of distributions paid by LINN during the year ended December 31, 2011 and the six months ended June 30, 2012:

Date Paid	Period Covered by Distribution	Distribution Per Unit	Total Distribution
			(in millions)
May 2012	January 1 – March 31, 2012	$0.725	$144
February 2012	October 1 – December 31, 2011	$0.69	$138
November 2011	July 1 – September 30, 2011	$0.69	$122
August 2011	April 1 – June 30, 2011	$0.69	$123
May 2011	January 1 – March 31, 2011	$0.66	$116
February 2011	October 1 – December 31, 2010	$0.66	$106

On July 24, 2012, LINN’s Board of Directors declared a cash distribution of $0.725 per unit with respect to the second quarter of 2012. The distribution, totaling approximately $145 million, was paid on August 14, 2012, to unitholders of record as of the close of business on August 7, 2012.

Contingencies

LINN has been named as a defendant in a number of lawsuits and is involved in various other disputes arising in the ordinary course of business, including claims from royalty owners related to disputed royalty payments and royalty valuations. LINN has established reserves that management currently believes are adequate to provide for potential liabilities based upon its evaluation of these matters. For a certain statewide class action royalty payment dispute where a reserve has not yet been established, LINN has denied that it has any liability on the claims and has raised arguments and defenses that, if accepted by the court, will result in no loss to LINN. Discovery related to class certification has concluded. Briefing and the hearing on class certification have been deferred by court order pending the resolution of interlocutory appeals of two unrelated class certification orders. As a result, LINN is unable to estimate a possible loss, or range of possible loss, if any. LINN is not currently a party to any litigation or pending claims that it believes would have a material adverse effect on its overall business, financial position, results of operations or liquidity; however, cash flow could be significantly impacted in the reporting periods in which such matters are resolved.

During the years ended December 31, 2011, December 31, 2010, and December 31, 2009, and the six months ended June 30, 2012, LINN made no significant payments to settle any legal, environmental or tax proceedings. LINN regularly analyzes current information and accrues for probable liabilities on the disposition of certain matters as necessary. Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

In 2008, Lehman Brothers Holdings Inc. and Lehman Brothers Commodity Services Inc. (together “Lehman”), filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Southern District of New York. In March 2011, LINN and Lehman entered into Termination Agreements under which LINN was granted general unsecured claims against Lehman in the amount of $51 million (the “Company Claim”). In December 2011, a Chapter 11 Plan (“Plan”) was approved by the Bankruptcy Court. Based on the recovery estimates described in the approved disclosure statement relating to the Plan, LINN expects to ultimately receive a substantial portion of the Company Claim. On April 19, 2012, an initial distribution under the Plan of approximately $25 million was received by LINN resulting in a gain of approximately $18 million, which is included in gains (losses) on oil and natural gas derivatives on the condensed consolidated statement of operations.

Commitments and Contractual Obligations

The following summarizes, as of December 31, 2011, certain long-term contractual obligations that are reflected in the consolidated balance sheets and/or disclosed in the accompanying notes thereto:

	Payments Due
Contractual Obligations	Total	2012	2013 – 2014	2015 – 2016	2017 and Beyond
	(in thousands)
Long-term debt obligations:
Credit facility	$940,000	$—	$—	$940,000	$—
Senior notes	3,104,898	—	—	—	3,104,898
Interest (1)	2,130,681	268,718	537,436	519,317	805,210

Operating lease obligations:
Office, property and equipment leases	31,477	5,652	9,367	7,405	9,053

Other noncurrent liabilities:
Asset retirement obligations	71,142	2,847	3,353	3,438	61,504

Other:
Commodity derivatives	17,563	14,060	1,772	1,731	—
Charitable contributions	222	111	111	—	—

	$6,295,983	$291,388	$552,039	$1,471,891	$3,980,665

(1)	Represents interest on the Credit Facility computed at the weighted average LIBOR of 2.57% through maturity in April 2016 and interest on the 2019 Senior Notes, 2010 Issued Senior Notes, and the Original Senior Notes, as defined in Note 6 to LINN’s historical audited financial statements for the year ended December 31, 2011, included elsewhere in this prospectus, computed at fixed rates of 11.75%, 9.875%, 6.50%, 8.625% and 7.75% through maturities in May 2017, July 2018, May 2019, April 2020 and February 2021, respectively.

Non-GAAP Financial Measures

The non-GAAP financial measures of adjusted EBITDA and adjusted net income, as defined by LINN, may not be comparable to similarly titled measures used by other companies. Therefore, these non-GAAP measures should be considered in conjunction with income from continuing operations and other performance measures prepared in accordance with GAAP, such as operating income or cash flow from operating activities. Adjusted EBITDA and adjusted net income should not be considered in isolation or as a substitute for GAAP measures, such as net income, operating income or any other GAAP measure of liquidity or financial performance.

Adjusted EBITDA (Non-GAAP Measure)

Adjusted EBITDA is a measure used by LINN’s management to indicate (prior to the establishment of any reserves by its board of directors) the cash distributions LINN expects to make to its unitholders. Adjusted EBITDA is also a quantitative measure used throughout the investment community with respect to publicly-traded partnerships and limited liability companies.

LINN defines adjusted EBITDA as net income (loss) plus the following adjustments:

•	Net operating cash flow from acquisitions and divestitures, effective date through closing date;

•	Interest expense;

•	Depreciation, depletion and amortization;

•	Impairment of long-lived assets;

•	Write-off of deferred financing fees;

•	(Gains) losses on sale of assets and other, net;

•	Provision for legal matters;

•	Loss on extinguishment of debt;

•	Unrealized (gains) losses on commodity derivatives;

•	Unrealized (gains) losses on interest rate derivatives;

•	Realized (gains) losses on interest rate derivatives;

•	Realized (gains) losses on canceled derivatives;

•	Realized gain on recovery of bankruptcy claim;

•	Unit-based compensation expenses;

•	Exploration costs;

•	Income tax (benefit) expense; and

•	Discontinued operations.

The following table presents a reconciliation of net income (loss) to adjusted EBITDA (unaudited):

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands)
Net income (loss)	$(298,192)	$(114,288)	$438,439	$(209,573)	$230,884
Plus:
Net operating cash flow from acquisitions and divestitures, effective date through closing date	3,708	42,846	57,966	36,359	45,127
Interest expense, cash	74,185	129,691	249,085	125,181	129,652
Interest expense, noncash	18,516	63,819	10,640	644	42,257
Depreciation, depletion and amortization	201,782	238,532	334,084	145,711	260,782
Impairment of long-lived assets	—	38,600	—	—	146,499
Write-off of deferred financing fees	204	2,076	1,189	1,189	7,889
(Gains) losses on sale of assets and other, net	(23,051)	3,008	124	(916)	991
Provision for legal matters	—	4,362	1,086	740	795
Loss on extinguishment of debt	—	—	94,612	94,372	—
Unrealized (gains) losses on commodity derivatives	591,379	232,376	(192,951)	261,851	(250,406)
Unrealized gains on interest rate derivatives	(16,588)	(63,978)	—	—	—
Realized losses on interest rate derivatives	42,881	8,021	—	—	—
Realized (gains) losses on canceled derivatives	(48,977)	123,865	(26,752)	—	—
Realized gain on recovery of bankruptcy claim	—	—	—	—	(18,277)
Unit-based compensation expenses	15,089	13,792	22,243	11,181	14,834
Exploration costs	7,169	5,168	2,390	995	817
Income tax (benefit) expense	(4,221)	4,241	5,466	5,868	9,430
Discontinued operations	2,351	—	—	—	—

Adjusted EBITDA	$566,235	$732,131	$997,621	$473,602	$621,274

Adjusted Net Income (Non-GAAP Measure)

Adjusted net income is a performance measure used by Company management to evaluate its operational performance from oil and natural gas properties, prior to unrealized (gains) losses on derivatives, realized (gains) losses on canceled derivatives, realized gain on recovery of bankruptcy claim, impairment of long-lived assets, loss on extinguishment of debt and (gains) losses on sale of assets, net.

The following presents a reconciliation of net income (loss) to adjusted net income (unaudited):

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands, except per unit amounts)
Net income (loss)	$(298,192)	$(114,288)	$438,439	$(209,573)	$230,884
Plus:
Unrealized (gains) losses on commodity derivatives	591,379	232,376	(192,951)	261,851	(250,406)
Unrealized gains on interest rate derivatives	(16,588)	(63,978)	—	—	—
Realized (gains) losses on canceled derivatives	(48,977)	123,865	(26,752)	—	—
Realized gain on recovery of bankruptcy claim	—	—	—	—	(18,277)
Impairment of long-lived assets	—	38,600	—	—	146,499
Loss on extinguishment of debt	—	—	94,612	94,372	—
(Gains) losses on sale of assets and other, net	(23,051)	2,914	(17)	(986)	921
Discontinued operations	2,351	—	—	—	—

Adjusted net income	$206,922	$219,489	$313,331	$145,664	$109,621

Income (loss) from continuing operations per unit—basic	$(2.50)	$(0.80)	$2.52	$(1.25)	$1.17
Plus, per unit:
Unrealized (gains) losses on commodity derivatives	4.95	1.63	(1.11)	1.56	(1.26)
Unrealized gains on interest rate derivatives	(0.14)	(0.45)	—	—	—
Realized (gains) losses on canceled derivatives	(0.41)	0.87	(0.15)	—	—
Realized gain on recovery of bankruptcy claim	—	—	—	—	(0.09)
Impairment of long-lived assets	—	0.27	—	—	0.74
Loss on extinguishment of debt	—	—	0.54	0.56	—
(Gains) losses on sale of assets and other, net	(0.19)	0.02	—	(0.01)	—
Discontinued operations	0.02	—	—	—	—

Adjusted net income per unit—basic	$1.73	$1.54	$1.80	$0.86	$0.56

Critical Accounting Policies and Estimates

The discussion and analysis of LINN’s financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires LINN to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. LINN evaluates its estimates and assumptions on a regular basis. LINN bases estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in the preparation of financial statements.

Below are expanded discussions of LINN’s more significant accounting policies, estimates and judgments, i.e., those that reflect more significant estimates and assumptions used in the preparation of its financial statements.

Recently Issued Accounting Standards

In December 2011, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The ASU requires disclosure of both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The ASU will be applied retrospectively and is effective for periods beginning on or after January 1, 2013. LINN is currently evaluating the impact, if any, of the adoption of this ASU on its consolidated financial statements and related disclosures.

In May 2011, the FASB issued an ASU that further addresses fair value measurement accounting and related disclosure requirements. The ASU clarifies the FASB’s intent regarding the application of existing fair value measurement and disclosure requirements, changes the fair value measurement requirements for certain financial instruments, and sets forth additional disclosure requirements for other fair value measurements. The ASU is to be applied prospectively and is effective for periods beginning after December 15, 2011. The adoption of the requirements of the ASU, which expanded disclosures, had no effect on LINN’s results of operations or financial position.

Oil and Natural Gas Reserves

Proved reserves are based on the quantities of oil, natural gas and NGL that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. The independent engineering firm DeGolyer and MacNaughton prepared a reserve and economic evaluation of all of LINN properties on a well-by-well basis as of December 31, 2011, and the reserve estimates reported herein were prepared by DeGolyer and MacNaughton. The reserve estimates were reviewed and approved by LINN’s senior engineering staff and management, with final approval by its Executive Vice President and Chief Operating Officer.

Reserves and their relation to estimated future net cash flows impact LINN’s depletion and impairment calculations. As a result, adjustments to depletion and impairment are made concurrently with changes to reserve estimates. The process performed by the independent engineers to prepare reserve amounts included their estimation of reserve quantities, future producing rates, future net revenue and the present value of such future net revenue, based in part on data provided by LINN. The estimates of reserves conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years.

The accuracy of reserve estimates is a function of many factors including the following: the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgments of the individuals preparing the estimates. In addition, reserve estimates are a function of many assumptions, all of which could deviate significantly from actual results. As such, reserve estimates may materially vary from the ultimate quantities of oil, natural gas and NGL eventually recovered. For additional information regarding estimates of reserves, including the standardized measure of discounted future net cash flows, see “Supplemental Oil and Natural Gas Data (Unaudited)” in LINN’s historical audited financial statements for the year ended December 31, 2011, included elsewhere in this prospectus.

Oil and Natural Gas Properties

Proved Properties

LINN accounts for oil and natural gas properties in accordance with the successful efforts method. In accordance with this method, all leasehold and development costs of proved properties are capitalized and amortized on a unit-of-production basis over the remaining life of the proved reserves and proved developed reserves, respectively.

LINN evaluates the impairment of its proved oil and natural gas properties on a field-by-field basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The carrying values of proved properties are reduced to fair value when the expected undiscounted future cash flows are less than net book value. The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of proved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in LINN’s estimated cash flows are the product of a process that begins with New York Mercantile Exchange (“NYMEX”) forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that Company management believes will impact realizable prices. Costs of retired, sold or abandoned properties that constitute a part of an amortization base are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized currently. Gains or losses from the disposal of other properties are recognized currently. Expenditures for maintenance and repairs necessary to maintain properties in operating condition are expensed as incurred. Estimated dismantlement and abandonment costs are capitalized, net of salvage, at their estimated net present value and amortized on a unit-of-production basis over the remaining life of the related proved developed reserves. LINN capitalizes interest on borrowed funds related to its share of costs associated with the drilling and completion of new oil and natural gas wells. Interest is capitalized only during the periods in which these assets are brought to their intended use. LINN capitalized interest costs of approximately $2 million, $1 million and $300,000 for the years ended December 31, 2011, December 31, 2010, and December 31, 2009, respectively.

Impairment of Proved Properties

Based on the analysis described above, LINN recorded no impairment charge of proved oil and natural gas properties for the years ended December 31, 2011, and December 31, 2009. During the six months ended June 30, 2012, LINN recorded a noncash impairment charge, before and after tax, of approximately $146 million associated with proved oil and natural gas properties related to a decline in commodity prices. For the year ended December 31, 2010, LINN recorded a noncash impairment charge, before and after tax, of approximately $39 million primarily associated with proved oil and natural gas properties related to an unfavorable marketing contract. The carrying values of the impaired proved properties were reduced to fair value, estimated using inputs characteristic of a Level 3 fair-value measurement. The charges are included in “impairment of long-lived assets” on the consolidated statements of operations.

Unproved Properties

Costs related to unproved properties include costs incurred to acquire unproved reserves. Because these reserves do not meet the definition of proved reserves, the related costs are not classified as proved properties. The fair values of unproved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of unproved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The market-based weighted average cost of capital rate is subjected to additional project-specific risking factors. Unproved leasehold costs are capitalized and amortized on a composite basis if individually insignificant, based on past success, experience and average lease-term lives. Individually significant leases are reclassified to proved properties if successful and expensed on a lease by lease basis if unsuccessful or the lease term expires. Unamortized leasehold costs related to successful exploratory drilling are reclassified to proved properties and depleted on a unit-of-production basis. LINN assesses unproved properties for impairment quarterly on the basis of its experience in similar situations and other factors such as the primary lease terms of the properties, the average holding period of unproved properties, and the relative proportion of such properties on which proved reserves have been found in the past.

Exploration Costs

Geological and geophysical costs, delay rentals, amortization and impairment of unproved leasehold costs and costs to drill exploratory wells that do not find proved reserves are expensed as exploration costs. The costs of any exploratory wells are carried as an asset if the well finds a sufficient quantity of reserves to justify its capitalization as a producing well and as long as LINN is making sufficient progress towards assessing the reserves and the economic and operating viability of the project. LINN recorded noncash leasehold impairment expenses related to unproved properties of approximately $2 million, $5 million and $7 million for the years ended December 31, 2011, December 31, 2010, and December 31, 2009, which are included in “exploration costs” on the consolidated statements of operations.

Revenue Recognition

Sales of oil, natural gas and NGL are recognized when the product has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured, and the sales price is fixed or determinable.

LINN has elected the entitlements method to account for natural gas production imbalances. Imbalances occur when LINN sells more or less than its entitled ownership percentage of total natural gas production. In accordance with the entitlements method, any amount received in excess of LINN’s share is treated as a liability. If LINN receives less than its entitled share, the underproduction is recorded as a receivable. At December 31, 2011, and December 31, 2010, LINN had natural gas production imbalance receivables of approximately $19 million and $18 million, respectively, which are included in “accounts receivable—trade, net” on the consolidated balance sheets and natural gas production imbalance payables of approximately $9 million and $8 million, respectively, which are included in “accounts payable and accrued expenses” on the consolidated balance sheets.

LINN engages in the purchase, gathering and transportation of third-party natural gas and subsequently markets such natural gas to independent purchasers under separate arrangements. As such, LINN separately reports third-party marketing sales and natural gas marketing expenses.

Asset Retirement Obligations

LINN has the obligation to plug and abandon oil and natural gas wells and related equipment at the end of production operations. Estimated asset retirement costs are recognized when the obligation is incurred, and are amortized over proved developed reserves using the unit-of-production method. Accretion expense is included in

“depreciation, depletion and amortization” on the consolidated statements of operations. The fair values of additions to the asset retirement obligations are estimated using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation include estimates of: (i) plug and abandon costs per well based on existing regulatory requirements; (ii) remaining life per well; (iii) future inflation factors; and (iv) a credit-adjusted risk-free interest rate. These inputs require significant judgments and estimates by LINN’s management at the time of the valuation and are the most sensitive and subject to change. Revisions in estimated liabilities can result from revisions of estimated inflation rates, escalating retirement costs and changes in the estimated timing of settling asset retirement obligations.

Derivative Instruments

LINN uses derivative financial instruments to reduce exposure to fluctuations in the prices of oil and natural gas. By removing a significant portion of the price volatility associated with future production, LINN expects to mitigate, but not eliminate, the potential effects of variability in cash flow from operations due to fluctuations in commodity prices. These transactions are primarily in the form of swap contracts and put options. A swap contract specifies a fixed price that LINN will receive from the counterparty as compared to floating market prices, and on the settlement date LINN will receive or pay the difference between the swap price and the market price. A put option requires LINN to pay the counterparty a premium equal to the fair value of the option at the purchase date and receive from the counterparty the excess, if any, of the fixed price floor over the market price at the settlement date. In addition, LINN may from time to time enter into derivative contracts in the form of interest rate swaps to minimize the effects of fluctuations in interest rates. Currently, LINN has no outstanding derivative contracts in the form of interest rate swaps.

Derivative instruments (including certain derivative instruments embedded in other contracts that require bifurcation) are recorded at fair value and included on the consolidated balance sheets as assets or liabilities. LINN did not designate these contracts as cash flow hedges; therefore, the changes in fair value of these instruments are recorded in current earnings. LINN uses certain pricing models to determine the fair value of its derivative financial instruments. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. Company management validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those securities trade in active markets.

Acquisition Accounting

LINN accounts for business combinations under the acquisition method of accounting. Accordingly, LINN recognizes amounts for identifiable assets acquired and liabilities assumed equal to their estimated acquisition date fair values. Transaction and integration costs associated with business combinations are expensed as incurred.

LINN makes various assumptions in estimating the fair values of assets acquired and liabilities assumed. As fair value is a market-based measurement, it is determined based on the assumptions that market participants would use. The most significant assumptions relate to the estimated fair values of proved and unproved oil and natural gas properties. The fair values of these properties are measured using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The market-based weighted average cost of capital rate is subjected to additional project-specific risking factors. To compensate for the inherent risk of estimating and valuing unproved properties, the discounted future net revenues of probable and possible reserves are reduced by additional risk-weighting factors. In addition, when appropriate, LINN reviews comparable purchases and sales of oil and natural gas properties within the same regions, and uses that data as a proxy for fair market value; i.e., the amount a willing buyer and seller would enter into in exchange for such properties.

Any excess of the acquisition price over the estimated fair value of net assets acquired is recorded as goodwill while any excess of the estimated fair value of net assets acquired over the acquisition price is recorded in current earnings as a gain. Deferred taxes are recorded for any differences between the assigned values and the tax basis of assets and liabilities. Estimated deferred taxes are based on available information concerning the tax basis of assets acquired and liabilities assumed and loss carryforwards at the acquisition date, although such estimates may change in the future as additional information becomes known.

While the estimated fair values of the assets acquired and liabilities assumed have no effect on cash flow, they can have an effect on future results of operations. Generally, higher fair values assigned to oil and natural gas properties result in higher future depreciation, depletion and amortization expense, which results in decreased future net earnings. Also, a higher fair value assigned to oil and natural gas properties, based on higher future estimates of commodity prices, could increase the likelihood of impairment in the event of lower commodity prices or higher operating costs than those originally used to determine fair value. The recording of impairment expense has no effect on cash flow but results in a decrease in net income for the period in which the impairment is recorded.

Legal, Environmental and Other Contingencies

A provision for legal, environmental and other contingencies is charged to expense when the loss is probable and the cost can be reasonably estimated. Determining when expenses should be recorded for these contingencies and the appropriate amounts of the accrual is subject to an estimation process that requires subjective judgment of management. In many cases, management’s judgment is based on the advice and opinions of legal counsel and other advisers, the interpretation of laws and regulations which can be interpreted differently by regulators and/or courts of law, the experience of LINN and other companies dealing with similar matters, and management’s decision on how it intends to respond to a particular matter; for example, a decision to contest it vigorously or a decision to seek a negotiated settlement. LINN’s management closely monitors known and potential legal, environmental and other contingencies and periodically determines when it should record losses for these items based on information available to LINN.

Unit-Based Compensation

LINN recognizes expense for unit-based compensation over the requisite service period in an amount equal to the fair value of unit-based payments granted to employees and nonemployee directors.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in commodity prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how LINN views and manages its ongoing market risk exposures. All of LINN’s market risk sensitive instruments were entered into for purposes other than trading.

The following should be read in conjunction with the financial statements and related discussion included elsewhere in this registration statement.

Commodity Price Risk

LINN enters into derivative contracts with respect to a portion of its projected production through various transactions that provide an economic hedge of the risk related to the future commodity prices received. LINN does not enter into derivative contracts for trading purposes (see Note 7 to LINN’s historical audited financial statements for the year ended December 31, 2011, included elsewhere in this prospectus).

At June 30, 2012, the fair value of fixed price swaps and put contracts that settle during the next 12 months was a net asset of approximately $469 million. A 10% increase in the index oil and natural gas prices above the June 30, 2012, prices for the next 12 months would result in a net asset of approximately $310 million which represents a decrease in the fair value of approximately $159 million; conversely, a 10% decrease in the index oil and natural gas prices would result in a net asset of approximately $634 million, which represents an increase in the fair value of approximately $165 million.

Interest Rate Risk

At June 30, 2012, LINN had long-term debt outstanding under its Credit Facility of approximately $1.2 billion, which incurred interest at floating rates. A 1% increase in the London Interbank Offered Rate (“LIBOR”) would result in an estimated $12 million increase in annual interest expense.

Counterparty Credit Risk

LINN accounts for its commodity derivatives and, when applicable, its interest rate derivatives at fair value on a recurring basis (see Note 8 to LINN’s historical audited financial statements for the year ended December 31, 2011, included elsewhere in this prospectus). The fair value of these derivative financial instruments includes the impact of assumed credit risk adjustments, which are based on LINN’s and its counterparties’ published credit ratings, public bond yield spreads and credit default swap spreads, as applicable.

At June 30, 2012, the average public bond yield spread utilized to estimate the impact of LINN’s credit risk on derivative liabilities was approximately 2.96%. A 1% increase in the average public bond yield spread would result in an estimated $10,000 increase in net income for the six months ended June 30, 2012. At June 30, 2012, the credit default swap spreads utilized to estimate the impact of its counterparties’ credit risk on derivative assets ranged between 0.00% and 4.72%. A 1% increase in each of the counterparties’ credit default swap spreads would result in an estimated $21 million decrease in net income for the six months ended June 30, 2012.

BUSINESS

LinnCo

We are a limited liability company formed in Delaware in April 2012. Upon completion of this offering, our only business will consist of owning LINN units. We will have no operations prior to the closing of this offering. As a result, our financial condition and results of operations following this offering will depend entirely upon the performance of LINN. We do not expect to have any income or cash flow other than distributions we receive in respect of our LINN units. When LINN makes distributions on the units, we will pay a dividend on our shares of the cash we receive in respect of our LINN units, net of reserves for income taxes payable by us. For each of the periods ending December 31, 2012, 2013, 2014 and 2015, we estimate that our income tax liability will be between 2% and 5% of the cash distributed to us. On July 24, 2012, LINN declared a regular quarterly cash distribution of $0.725 per unit, or $2.90 per unit on an annualized basis. Accordingly, if LINN were to maintain its current annualized distribution of $2.90 per unit through 2015, the amount reserved to pay income taxes of LinnCo is estimated to be between $0.06 and $0.15 per share for each of the periods ending December 31, 2012, 2013, 2014 and 2015. For example, we currently estimate that, for the period ending December 31, 2013, our dividend will be $2.84 per share.

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, an owner of our shares will not report on its U.S. federal income tax return any of our items of income, gain, loss and deduction, nor will they receive a Schedule K-1. Our shareholders also will not be subject to state income tax filings in the various states in which LINN conducts operations as a result of owning our shares. Like shareholders of a corporation, our shareholders will be subject to U.S. federal income tax, as well as any applicable state or local income tax, on taxable dividends received by them. Please read “Material U.S. Federal Income Tax Consequences” for additional details.

LINN

Overview

LINN’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets. LINN is an independent oil and natural gas company that began operations in March 2003 and completed its initial public offering (“IPO”) in January 2006. LINN’s properties are located in the United States, primarily in the Mid-Continent, Hugoton Basin, Green River Basin, Permian Basin, Michigan/Illinois, California, Williston/Powder River Basin, and East Texas.

Proved reserves at December 31, 2011, were 3,370 Bcfe, of which approximately 34% were oil, 50% were natural gas and 16% were natural gas liquids (“NGL”). Approximately 60% were classified as proved developed, with a total standardized measure of discounted future net cash flows of $6.6 billion. At December 31, 2011, LINN operated 7,759 or 69% of its 11,230 gross productive wells and had an average proved reserve-life index of approximately 22 years, based on the December 31, 2011, reserve report and fourth quarter 2011 annualized production.

Recent Developments

Anadarko Joint Venture

On April 3, 2012, LINN entered into a joint venture agreement with an affiliate of Anadarko whereby LINN will participate as a partner in the CO2-enhanced oil recovery development of the Salt Creek field, located in the Powder River Basin of Wyoming. Anadarko assigned LINN 23% of its interest in the field in exchange for future funding by LINN of $400 million of Anadarko’s development costs. The acquisition included approximately 16 MMBoe (96 Bcfe) of proved reserves as of the agreement date.

Acquisitions

On July 31, 2012, LINN completed the Green River Acquisition, which included certain oil and natural gas properties located in the Green River Basin area of southwest Wyoming, for total consideration of approximately $990 million. The Green River Acquisition included approximately 806 Bcfe of proved reserves as of the acquisition date.

On May 1, 2012, LINN completed the acquisition of properties located in east Texas for total consideration of approximately $168 million. The acquisition included approximately 110 Bcfe of proved reserves as of the acquisition date.

On March 30, 2012, LINN completed the acquisition of certain oil and natural gas properties located in the Hugoton Basin area of southwestern Kansas for total consideration of $1.17 billion. The acquisition included approximately 701 Bcfe of proved reserves as of the acquisition date.

Proved reserves as of the acquisition date for all of the above referenced acquisitions were estimated using the average oil and natural gas prices during the preceding 12-month period, determined as an unweighted average of the first-day-of-the-month prices for each month.

LINN regularly engages in discussions with potential sellers regarding acquisition opportunities. Such acquisition efforts may involve its participation in auction processes, as well as situations in which LINN believes it is the only party or one of a very limited number of potential buyers in negotiations with the potential seller. These acquisition efforts can involve assets that, if acquired, would have a material effect on its financial condition and results of operations.

Distributions

On July 24, 2012, LINN’s Board of Directors declared a cash distribution of $0.725 per unit with respect to the second quarter of 2012. The distribution, totaling approximately $145 million, was paid on August 14, 2012, to unitholders of record as of the close of business on August 7, 2012.

On April 24, 2012, LINN’s Board of Directors declared a cash distribution of $0.725 per unit, or $2.90 per unit on an annualized basis, with respect to the first quarter of 2012, which was paid on May 15, 2012 to unitholders of record at the close of business May 8, 2012.

On January 27, 2012, LINN’s Board of Directors declared a cash distribution of $0.69 per unit, or $2.76 per unit on an annualized basis, with respect to the fourth quarter of 2011. The distribution, totaling approximately $138 million, was paid on February 14, 2012, to unitholders of record as of the close of business on February 7, 2012.

Operating Regions

LINN’s properties are currently located in eight operating regions in the U.S.:

•	Mid-Continent, which includes properties in Oklahoma, Louisiana and the eastern portion of the Texas Panhandle (including the Granite Wash and Cleveland horizontal plays);

•	Hugoton Basin, which includes properties located primarily in Kansas and the Shallow Texas Panhandle;

•	Green River Basin, which includes properties located in southwest Wyoming;

•	Permian Basin, which includes areas in west Texas and southeast New Mexico;

•	Michigan/Illinois, which includes the Antrim Shale formation in the northern part of Michigan and oil properties in southern Illinois;

•	California, which includes the Brea Olinda Field of the Los Angeles Basin;

•	Williston/Powder River Basin, which includes the Bakken formation in North Dakota and the Powder River Basin in Wyoming; and

•	East Texas, which includes properties located in east Texas.

Mid-Continent

The Mid-Continent region includes properties in Oklahoma, Louisiana and the eastern portion of the Texas Panhandle (including the Granite Wash and Cleveland horizontal plays). Wells in this diverse region produce from both oil and natural gas reservoirs at depths ranging from 1,500 feet to over 18,000 feet. The Granite Wash formation is currently being developed using horizontal drilling and multi-stage stimulations. In the northern Texas Panhandle and extending into western Oklahoma, the Cleveland formation is being developed as a horizontal oil play. Elsewhere in Oklahoma, several producing formations are being targeted using similar horizontal drilling and completion technologies. The majority of wells in this region are mature, low-decline oil and natural gas wells. Mid-Continent proved reserves represented approximately 37% of Pro Forma Proved Reserves. Of these reserves, 53% were classified as proved developed.

To more efficiently transport its natural gas in the Mid-Continent region to market, LINN owns and operates a network of natural gas gathering systems comprised of approximately 300 miles of pipeline and associated compression and metering facilities. In connection with the horizontal development activities in the Granite Wash, LINN continues to expand this gathering system which connects to numerous natural gas processing facilities in the region.

Hugoton Basin

The Hugoton Basin is a large oil and natural gas producing area located in the central portion of the Texas Panhandle extending into southwestern Kansas. LINN’s Texas properties in the basin primarily produce from the Brown Dolomite formation at depths of approximately 3,200 feet. LINN’s Kansas properties in the basin, acquired in March 2012, primarily produce from the Council Grove and Chase formations at depths ranging from 2,500 feet to 3,000 feet. Hugoton Basin proved reserves represented approximately 21% of Pro Forma Proved Reserves. Of these reserves, 87% were classified as proved developed.

To more efficiently transport its natural gas in the Texas Panhandle to market, LINN owns and operates a network of natural gas gathering systems comprised of approximately 665 miles of pipeline and associated compression and metering facilities that connect to numerous sales outlets in the area. LINN also owns and operates the Jayhawk natural gas processing plant in southwestern Kansas with a capacity of approximately 450 MMcfe/d, allowing LINN to extract maximum value from the liquids-rich natural gas produced in the area. LINN’s production in the area is delivered to the plant via a system of approximately 2,100 miles of pipeline and related facilities operated by LINN, of which approximately 250 miles is owned by LINN.

Green River Basin

The Green River Basin region consists of properties acquired in July 2012 located in southwest Wyoming that primarily produce natural gas at depths ranging from 8,000 feet to 12,000 feet. Green River Basin proved reserves represented approximately 16% of LINN’s Pro Forma Proved Reserves. Of these reserves, 53% were classified as proved developed.

Permian Basin

The Permian Basin is one of the largest and most prolific oil and natural gas basins in the U.S. LINN’s properties are located in west Texas and southeast New Mexico and produce at depths ranging from 2,000 feet to 12,000 feet. The Wolfberry trend is located in the north central portion of the basin where LINN has been active drilling vertical oil wells since 2010. LINN also produces oil and natural gas from mature, low-decline wells including several waterflood properties located across the basin. Permian Basin proved reserves represented approximately 10% of Pro Forma Proved Reserves. Of these reserves, 56% were classified as proved developed.

Michigan/Illinois

The Michigan/Illinois region includes properties producing from the Antrim Shale formation in the northern part of Michigan and oil properties in southern Illinois. These wells produce at depths ranging from 600 feet to 4,000 feet. Michigan/Illinois proved reserves represented approximately 6% of Pro Forma Proved Reserves. Of these reserves, 91% were classified as proved developed.

California

The California region consists of the Brea Olinda Field of the Los Angeles Basin. The Brea Olinda Field was discovered in 1880 and produces from the shallow Pliocene formation to the deeper Miocene formation at depths ranging from 1,000 feet to 7,500 feet. California proved reserves represented approximately 4% of Pro Forma Proved Reserves. Of these reserves, 93% were classified as proved developed.

Williston/Powder River Basin

The Williston/Powder River Basin region includes the Bakken formation in North Dakota and the Powder River Basin in Wyoming. LINN’s non-operated properties in the Williston Basin, one of the premier oil basins in the U.S., produce at depths ranging from 9,000 feet to 12,000 feet. LINN’s properties in the Powder River Basin, acquired in April 2012, consist of a CO2 flood operated by Anadarko in the Salt Creek Field. Williston/Powder River Basin proved reserves represented approximately 4% of Pro Forma Proved Reserves. Of these reserves, 63% were classified as proved developed.

East Texas

The East Texas region consists of properties acquired in May 2012 located in east Texas that primarily produce natural gas from the Cotton Valley formation at depths of approximately 11,000 feet. Proved reserves for these mature, low-decline producing properties, all of which are proved developed, represented approximately 2% of LINN’s Pro Forma Proved Reserves.

Drilling and Acreage

The following sets forth the wells drilled during the periods indicated (“gross” refers to the total wells in which LINN had a working interest and “net” refers to gross wells multiplied by LINN’s working interest):

	Year Ended December 31,
	2009	2010	2011
Gross wells:
Productive	72	138	292
Dry	1	1	2

	73	139	294

Net development wells:
Productive	35	116	186
Dry	1	1	2

	36	117	188

Net exploratory wells:
Productive	—	—	—
Dry	—	—	—

	—	—	—

The totals above do not include 8 and 25 lateral segments added to existing vertical wellbores during the years ended December 31, 2010, and December 31, 2009, respectively. There were no lateral segments added to existing vertical wellbores during the year ended December 31, 2011. At December 31, 2011, LINN had 85 gross (51 net) wells in process (no wells were temporarily suspended).

This information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled and the quantities or economic value of reserves found. Productive wells are those that produce commercial quantities of oil, natural gas or NGL, regardless of whether they generate a reasonable rate of return.

The following sets forth information about LINN’s drilling locations and net acres of leasehold interests as of December 31, 2011:

Total(1)
Proved undeveloped	2,302
Other locations	4,154

Total drilling locations	6,456

Leasehold interests—net acres (in thousands)	1,116

(1)	Does not include optimization projects.

As shown in the table above, as of December 31, 2011, LINN had 2,302 proved undeveloped drilling locations (specific drilling locations as to which the independent engineering firm DeGolyer and MacNaughton assigned proved undeveloped reserves as of such date) and LINN had identified 4,154 additional unproved drilling locations (specific drilling locations as to which DeGolyer and MacNaughton has not assigned any proved reserves) on acreage that LINN has under existing leases. As successful development wells frequently result in the reclassification of adjacent lease acreage from unproved to proved, LINN expects that a significant number of its unproved drilling locations will be reclassified as proved drilling locations prior to the actual drilling of these locations.

Productive Wells

The following sets forth information relating to the productive wells in which LINN owned a working interest as of December 31, 2011. Productive wells consist of producing wells and wells capable of production, including wells awaiting pipeline or other connections to commence deliveries. “Gross” wells refers to the total number of producing wells in which LINN has an interest, and “net” wells refers to the sum of its fractional working interests owned in gross wells. The number of wells below does not include approximately 2,500 productive wells in which LINN owns a royalty interest only.

	Natural Gas Wells		Oil Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Operated(1)	3,889	2,925	3,870	3,578	7,759	6,503
Nonoperated(2)	1,843	369	1,628	207	3,471	576

	5,732	3,294	5,498	3,785	11,230	7,079

(1)	LINN had 12 operated wells with multiple completions at December 31, 2011.
(2)	LINN had no nonoperated wells with multiple completions at December 31, 2011.

Developed and Undeveloped Acreage

The following sets forth information relating to leasehold acreage as of December 31, 2011:

	Developed Acreage		Undeveloped Acreage		Total Acreage
	Gross	Net	Gross	Net	Gross	Net
	(in thousands)
Leasehold acreage	2,352	1,060	133	56	2,485	1,116

Production, Price and Cost History

LINN’s natural gas production is primarily sold under market sensitive price contracts, which typically sell at a differential to the New York Mercantile Exchange (“NYMEX”), Panhandle Eastern Pipeline (“PEPL”), El Paso Permian Basin, or MichCon city-gate natural gas prices due to the Btu content and the proximity to major consuming markets. LINN’s natural gas production is sold to purchasers under percentage-of-proceeds contracts, percentage-of-index contracts or spot price contracts. By the terms of the percentage-of-proceeds contracts, LINN receives a percentage of the resale price received by the purchaser for sales of residual natural gas and NGL recovered after transportation and processing of natural gas. These purchasers sell the residual natural gas and NGL based primarily on spot market prices. Under percentage-of-index contracts, the price per MMBtu LINN receives for natural gas is tied to indexes published in Gas Daily or Inside FERC Gas Market Report. Although exact percentages vary daily, as of December 31, 2011, approximately 90% of LINN’s natural gas and NGL production was sold under short-term contracts at market-sensitive or spot prices. At December 31, 2011, LINN had natural gas throughput delivery commitments under long-term contracts of approximately 784 MMcf for the year ended December 31, 2012, and approximately 31 Bcf to be delivered by August 2015.

LINN’s oil production is primarily sold under market sensitive contracts, which typically sell at a differential to NYMEX, and as of December 31, 2011, approximately 90% of its oil production was sold under short-term contracts. At December 31, 2011, LINN had no delivery commitments for oil production.

As discussed in the “Strategy” section above, LINN enters into derivative contracts primarily in the form of swap contracts and put options to reduce the impact of commodity price volatility on its cash flow from operations. By removing a significant portion of the price volatility associated with future production, LINN expects to mitigate, but not eliminate, the potential effects of variability in cash flow due to fluctuations in commodity prices.

The following sets forth information regarding average daily production, average prices and average costs for each of the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
Average daily production:
Natural gas (MMcf/d)	125	137	175	163	273
Oil (MBbls/d)	9.0	13.1	21.5	19.3	27.2
NGL (MBbls/d)	6.5	8.3	10.8	9.3	19.1
Total (MMcfe/d)	218	265	369	335	550

Weighted average prices (hedged):(1)
Natural gas (Mcf)	$8.27	$8.52	$8.20	$8.68	$5.93
Oil (Bbl)	$110.94	$94.71	$89.21	$88.35	$92.86
NGL (Bbl)	$28.04	$39.14	$42.88	$44.70	$33.21

Weighted average prices (unhedged):(2)
Natural gas (Mcf)	$3.51	$4.24	$4.35	$4.66	$2.52
Oil (Bbl)	$55.25	$75.16	$91.24	$94.34	$92.12
NGL (Bbl)	$28.04	$39.14	$42.88	$44.70	$33.21

Average NYMEX prices:
Natural gas (MMBtu)	$3.99	$4.40	$4.05	$4.22	$2.48
Oil (Bbl)	$61.94	$79.53	$95.12	$98.33	$98.21

Costs per Mcfe of production:
Lease operating expenses	$1.67	$1.64	$1.73	$1.69	$1.42
Transportation expenses	$0.23	$0.20	$0.21	$0.20	$0.32
General and administrative expenses(3)	$1.08	$1.02	$0.99	$1.02	$0.84
Depreciation, depletion and amortization	$2.53	$2.46	$2.48	$2.40	$2.60
Taxes, other than income taxes	$0.35	$0.47	$0.58	$0.59	$0.56

(1)	Includes the effect of realized gains on derivatives of approximately $401 million (excluding $49 million realized net gains on canceled contracts), $308 million, $230 million (excluding $27 million realized gains on canceled contracts), $98 million and $173 million (excluding approximately $18 million realized gain on recovery of bankruptcy claim) for the years ended December 31, 2009, December 31, 2010, and December 31, 2011, and the six months ended June 30, 2011 and June 30, 2012, respectively.
(2)	Does not include the effect of realized gains (losses) on derivatives.
(3)	General and administrative expenses for the years ended December 31, 2009, December 31, 2010, and December 31, 2011, and the six months ended June 30, 2011 and June 30, 2012, include approximately $15 million, $13 million, $21 million, $11 million and $14 million, respectively, of noncash unit-based compensation expenses. Excluding these amounts, general and administrative expenses for the years ended December 31, 2009, December 31, 2010, and December 31, 2011, and the six months ended June 30, 2011 and June 30, 2012, were $0.90 per Mcfe, $0.88 per Mcfe, $0.83 per Mcfe, $0.85 per Mcfe and $0.70 per Mcfe, respectively. This measure is not in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) and thus is a non-GAAP measure, used by management to analyze LINN’s performance.

Reserve Data

Proved Reserves

The following sets forth estimated proved oil, natural gas and NGL reserves and the standardized measure of discounted future net cash flows at December 31, 2011, based on reserve reports prepared by independent engineers, DeGolyer and MacNaughton:

Estimated proved developed reserves:
Natural gas (Bcf)	998
Oil (MMBbls)	125
NGL (MMBbls)	48
Total (Bcfe)	2,034

Estimated proved undeveloped reserves:
Natural gas (Bcf)	677
Oil (MMBbls)	64
NGL (MMBbls)	46
Total (Bcfe)	1,336
Estimated total proved reserves (Bcfe)	3,370
Proved developed reserves as a percentage of total proved reserves	60%
Standardized measure of discounted future net cash flows (in millions)(1)	$6,615

Representative NYMEX prices:(2)
Natural gas (MMBtu)	$4.12
Oil (Bbl)	$95.84

(1)	This measure is not intended to represent the market value of estimated reserves.
(2)	In accordance with SEC regulations, reserves were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The average price used to estimate reserves is held constant over the life of the reserves.

During the year ended December 31, 2011, LINN’s proved undeveloped reserves (“PUDs”) increased to 1,336 Bcfe from 935 Bcfe at December 31, 2010, representing an increase of 401 Bcfe. The increase was primarily due to 364 Bcfe added as a result of LINN’s acquisitions in the Mid-Continent Deep, Permian Basin and Williston Basin regions and 346 Bcfe added as a result of its drilling activities in the Texas Panhandle Granite Wash, partially offset by PUDs developed during 2011.

During the year ended December 31, 2011, LINN incurred approximately $307 million in capital expenditures to convert 178 Bcfe of reserves classified as PUDs at December 31, 2010. Based on the December 31, 2011 reserve report, the amounts of capital expenditures estimated to be incurred in 2012, 2013 and 2014 to develop LINN’s PUDs are approximately $765 million, $836 million and $556 million, respectively. The amount and timing of these expenditures will depend on a number of factors, including actual drilling results, service costs and product prices. Of the 1,336 Bcfe of PUDs at December 31, 2011, seven Bcfe remained undeveloped for five years or more; however, the property is included in LINN’s 2012 development plan. All PUD properties are included in LINN’s current five-year development plan.

Reserve engineering is inherently a subjective process of estimating underground accumulations of oil, natural gas and NGL that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil, natural gas and NGL that are ultimately recovered. Future prices received for production may vary, perhaps significantly, from the prices assumed for the purposes of estimating the standardized measure of discounted future net cash flows. The standardized measure of discounted future net cash flows should not be construed as the market value of the reserves at the dates shown. The 10% discount factor required to be used under the provisions of applicable accounting standards may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with LINN or the oil and natural gas industry. The standardized measure of discounted future net cash flows is materially affected by assumptions about the timing of future production, which may prove to be inaccurate.

The reserve estimates reported herein were prepared by independent engineers, DeGolyer and MacNaughton. The process performed by the independent engineers to prepare reserve amounts included their estimation of reserve quantities, future producing rates, future net revenue and the present value of such future net revenue, is based in part on data provided by LINN. When preparing the reserve estimates, the independent engineering firm did not independently verify the accuracy and completeness of the information and data furnished by LINN with respect to ownership interests, production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of their work, something came to their attention that brought into question the validity or sufficiency of any such information or data, they did not rely on such information or data until they had satisfactorily resolved their questions relating thereto. The estimates of reserves conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years. The independent engineering firm also prepared estimates with respect to reserve categorization, using the definitions for proved reserves set forth in Regulation S-X Rule 4-10(a) and subsequent SEC staff interpretations and guidance.

LINN’s internal control over the preparation of reserve estimates is a process designed to provide reasonable assurance regarding the reliability of LINN’s reserve estimates in accordance with SEC regulations. The preparation of reserve estimates was overseen by LINN’s Reservoir Engineering Advisor, who has Master of Petroleum Engineering and Master of Business Administration degrees and more than 25 years of oil and natural gas industry experience. The reserve estimates were reviewed and approved by LINN’s senior engineering staff and management, with final approval by its Executive Vice President and Chief Operating Officer. LINN has not filed reserve estimates with any federal authority or agency, with the exception of the SEC.

Operational Overview

General

LINN generally seeks to be the operator of its properties so that it can develop drilling programs and optimization projects that not only replace production, but add value through reserve and production growth and future operational synergies. Many of LINN’s wells are completed in multiple producing zones with commingled production and long economic lives.

Principal Customers

For the year ended December 31, 2011, sales of oil, natural gas and NGL to Enbridge Energy Partners, L.P. and DCP Midstream Partners, LP accounted for approximately 21% and 19%, respectively, of LINN’s total production volumes, or 40% in the aggregate. If LINN were to lose any one of its major oil and natural gas purchasers, the loss could temporarily cease or delay production and sale of its oil and natural gas in that particular purchaser’s service area. If LINN were to lose a purchaser, it believes it could identify a substitute purchaser. However, if one or more of these large purchasers ceased purchasing oil and natural gas altogether, it could have a detrimental effect on the oil and natural gas market in general and on the volume of oil and natural gas that LINN is able to sell.

Competition

The oil and natural gas industry is highly competitive. LINN encounters strong competition from other independent operators and master limited partnerships in acquiring properties, contracting for drilling and other related services and securing trained personnel. LINN is also affected by competition for drilling rigs and the availability of related equipment. In the past, the oil and natural gas industry has experienced shortages of drilling rigs, equipment, pipe and personnel, which has delayed development drilling and has caused significant price increases. LINN is unable to predict when, or if, such shortages may occur or how they would affect its drilling program.

Operating Hazards and Insurance

The oil and natural gas industry involves a variety of operating hazards and risks that could result in substantial losses from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations. LINN may be liable for environmental damages caused by previous owners of property it purchases and leases. As a result, LINN may incur substantial liabilities to third parties or governmental entities, the payment of which could reduce or eliminate funds available for acquisitions, development or distributions, or result in the loss of properties. In addition, LINN participates in wells on a nonoperated basis and therefore may be limited in its ability to control the risks associated with the operation of such wells.

In accordance with customary industry practices, LINN maintains insurance against some, but not all, potential losses. LINN cannot provide assurance that any insurance it obtains will be adequate to cover any losses or liabilities. LINN has elected to self-insure for certain items for which it has determined that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on LINN’s financial position and results of operations. For more information about potential risks that could affect LINN, please read “Risk Factors.”

Title to Properties

Prior to the commencement of drilling operations, LINN conducts a title examination and performs curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, LINN is typically responsible for curing any title defects at its expense prior to commencing drilling operations. Prior to completing an acquisition of producing leases, LINN performs title reviews on the most significant leases and, depending on the materiality of properties, LINN may obtain a title opinion or review previously obtained title opinions. As a result, LINN has obtained title opinions on a significant portion of its properties and believes that it has satisfactory title to its producing properties in accordance with standards generally accepted in the industry. Oil and natural gas properties are subject to customary royalty and other interests, liens for current taxes and other burdens that do not materially interfere with the use of or affect the carrying value of the properties.

Seasonal Nature of Business

Seasonal weather conditions and lease stipulations can limit the drilling and producing activities and other operations in regions of the U.S. in which LINN operates. These seasonal conditions can pose challenges for meeting the well drilling objectives and increase competition for equipment, supplies and personnel, which could lead to shortages and increase costs or delay operations. For example, LINN’s operations may be impacted by ice and snow in the winter and by electrical storms and high temperatures in the spring and summer, as well as by wild fires in the fall.

The demand for natural gas typically decreases during the summer months and increases during the winter months. Seasonal anomalies sometimes lessen this fluctuation. In addition, certain natural gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer, which can also lessen seasonal demand fluctuations.

Environmental Matters and Regulation

LINN’s operations are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. LINN’s operations are subject to the same environmental laws and regulations as other companies in the oil and natural gas industry. These laws and regulations may:

•	require the acquisition of various permits before drilling commences;

•	require the installation of expensive pollution control equipment;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on lands lying within wilderness, wetlands, areas inhabited by endangered species and other protected areas;

•	require remedial measures to prevent pollution from former operations, such as pit closure and plugging of abandoned wells;

•	impose substantial liabilities for pollution resulting from operations; and

•	with respect to operations affecting federal lands or leases, require preparation of a Resource Management Plan, an Environmental Assessment, and/or an Environmental Impact Statement.

These laws, rules and regulations may also restrict the production rate of oil, natural gas and NGL below the rate that would otherwise be possible. The regulatory burden on the industry increases the cost of doing business and consequently affects profitability. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for the oil and natural gas industry could have a significant impact on operating costs.

The environmental laws and regulations applicable to LINN and its operations include, among others, the following U.S. federal laws and regulations:

•	Clean Air Act, and its amendments, which governs air emissions;

•	Clean Water Act, which governs discharges to and excavations within the waters of the U.S.;

•

Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes liability where hazardous releases have occurred or are threatened to occur (commonly known as “Superfund”);

•	Energy Independence and Security Act of 2007, which prescribes new fuel economy standards and other energy saving measures;

•	National Environmental Policy Act, which governs oil and natural gas production activities on federal lands;

•	Resource Conservation and Recovery Act (“RCRA”), which governs the management of solid waste;

•	Safe Drinking Water Act, which governs the underground injection and disposal of wastewater; and

•	U.S. Department of Interior regulations, which impose liability for pollution cleanup and damages.

Various states regulate the drilling for, and the production, gathering and sale of, oil, natural gas and NGL, including imposing production taxes and requirements for obtaining drilling permits. States also regulate the method of developing new fields, the spacing and operation of wells and the prevention of waste of resources. States may regulate rates of production and may establish maximum daily production allowables from natural gas wells based on market demand or resource conservation, or both. States do not regulate wellhead prices or engage in other similar direct economic regulations, but there can be no assurance that they will not do so in the future. The effect of these regulations may be to limit the amounts of oil, natural gas and NGL that may be produced from LINN’s wells and to limit the number of wells or locations it can drill. The oil and natural gas industry is also subject to compliance with various other federal, state and local regulations and laws. Some of those laws relate to occupational safety, resource conservation and equal opportunity employment.

LINN believes that it substantially complies with all current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on its financial condition or results of operations. Future regulatory issues that could impact LINN include new rules or legislation regulating greenhouse gas emissions, hydraulic fracturing and air emissions.

Climate Change

In response to recent studies suggesting that emissions of carbon dioxide and certain other gases may be contributing to warming of the Earth’s atmosphere, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that require a reduction in emissions of greenhouse gases (“GHG”) from motor vehicles and trigger construction and operating permit review for GHG emissions from certain stationary sources. Thus, on June 3, 2010, the EPA issued a final rule to address permitting of GHG emissions from stationary sources under the Clean Air Act’s Prevention of Significant Deterioration (“PSD”) and Title V programs. This final rule “tailors” the PSD and Title V programs to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources first subject to permitting. In addition, on November 8, 2010, the EPA finalized new GHG reporting requirements for upstream petroleum and natural gas systems, which were added to the EPA’s existing GHG reporting rule published in 2009. Facilities containing petroleum and natural gas systems that emit 25,000 metric tons or more of CO2 equivalent per year will now be required to report annual GHG emissions to the EPA, with the first report due on September 28, 2012. In addition, both houses of Congress have considered legislation to reduce emissions of GHGs, and almost one-half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Any laws or regulations that may be adopted to restrict or reduce emissions of U.S. greenhouse gases could require LINN to incur increased operating costs, and could have an adverse effect on demand for oil and natural gas.

Hydraulic Fracturing

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons from tight formations. The process involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing operations have historically been overseen by state regulators as part of their oil and natural gas regulatory programs. However, the EPA has asserted federal regulatory authority over hydraulic fracturing involving diesel additives under the Safe Drinking Water Act’s Underground Injection Control Program and has recently released draft permitting guidance documents related to this newly asserted regulatory authority. Moreover, on November 23, 2011, the EPA announced that it was granting, in part, a petition to initiate rulemaking under the Toxic Substances Control Act (“TSCA”), relating to chemical substances and mixtures used in oil and natural gas exploration or production. Further, on May 11, 2012, the Department of the Interior’s Bureau of Land Management (“BLM”) issued a proposed rule that, if adopted, would require public disclosure of chemicals used in hydraulic fracturing operations after fracturing operations have been completed and would strengthen standards for well-bore integrity and management of fluids that return to the surface during and after fracturing operations on federal and Indian lands. In addition, legislation has been introduced before Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the fracturing process. If adopted, these bills could result in additional permitting requirements for hydraulic fracturing operations as well as various restrictions on those operations. These permitting requirements and restrictions could result in delays in operations at well sites and also increased costs to make wells productive.

There are also certain governmental reviews either underway or being proposed that focus on environmental aspects of hydraulic-fracturing practices. The White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic-fracturing practices, and a committee of the United States House of Representatives has conducted an investigation of hydraulic-fracturing practices. Furthermore, a number of federal agencies are analyzing, or have been requested to review, a variety of environmental issues associated with hydraulic fracturing. The EPA has commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with initial results expected to be available by late 2012 and final results by 2014. In addition, the U.S. Department of Energy is conducting an investigation into practices the agency could recommend to better protect the environment from drilling using hydraulic-fracturing completion methods. Also, the U.S. Department of the Interior is considering disclosure requirements or other mandates for hydraulic fracturing on federal lands. These on-going or proposed studies, depending on their course and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the Safe Drinking Water Act or other regulatory mechanisms. Moreover, some states have adopted, and other states are considering adopting, regulations that could restrict hydraulic fracturing in certain circumstances. For example, both Texas and Louisiana have adopted disclosure regulations requiring varying degrees of disclosure of the constituents in hydraulic fracturing fluids. Any such added regulation in states where LINN operates could lead to operational delays, increased operating costs and additional regulatory burdens, and reduced production of oil and natural gas, which could adversely affect LINN’s revenues and results of operations.

Endangered Species Act

The federal Endangered Species Act (“ESA”) restricts activities that may affect endangered and threatened species or their habitats. Some of LINN’s operations may be located in areas that are designated as habitat for endangered or threatened species. LINN believes that it is currently in substantial compliance with the ESA. However, the designation of previously unprotected species as being endangered or threatened could cause LINN to incur additional costs or become subject to operating restrictions in areas where the species are known to exist.

Air Emissions

On April 17, 2012, the Environmental Protection Agency (“EPA”) issued final rules that subject oil and natural gas production, processing, transmission and storage operations to regulation under the New Source Performance Standards (“NSPS”) and National Emission Standards for Hazardous Air Pollutants (“NESHAP”) programs. The EPA rules include NSPS standards for completions of hydraulically fractured natural gas wells. These standards require that prior to January 1, 2015 owners/operators reduce VOC emissions from natural gas not sent to the gathering line during well completion either by flaring or by capturing the gas using green completions with a completion combustion device. Beginning January 1, 2015, operators must capture the gas and make it available for use or sale, which can be done through the use of green completions. The standards are applicable to newly fractured wells as well as existing wells that are refractured. Further, the finalized regulations also establish specific new requirements, effective in 2012, for emissions from compressors, controllers, dehydrators, storage tanks, gas processing plants and certain other equipment. These rules may require changes to our operations, including the installation of new equipment to control emissions. LINN is currently evaluating the effect these rules will have on its business.

LINN cannot predict how future environmental laws and regulations may impact its properties or operations. For the year ended December 31, 2011, LINN did not incur any material capital expenditures for installation of remediation or pollution control equipment at any of LINN’s facilities. LINN is not aware of any environmental issues or claims that will require material capital expenditures during 2012 or that will otherwise have a material impact on its financial position or results of operations.

Employees

As of December 31, 2011, LINN employed approximately 824 personnel. None of the employees are represented by labor unions or covered by any collective bargaining agreement. LINN believes that its relationship with its employees is satisfactory.

MANAGEMENT

Our business and affairs will be managed by a board of directors.

The following table sets forth specific information for our executive officers and directors. All of our directors are elected annually by, and may be removed by, LINN as the owner of our sole voting share. Executive officers are appointed for one-year terms.

Name	Age	Position with LinnCo	Position with LINN
Mark E. Ellis	56	Chairman, President and Chief Executive Officer; Director	Chairman, President and Chief Executive Officer; Director

Kolja Rockov	41	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer

Arden L. Walker, Jr.	52	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer

Charlene A. Ripley	48	Senior Vice President and General Counsel	Senior Vice President and General Counsel

David B. Rottino	46	Senior Vice President and Chief Accounting Officer	Senior Vice President of Finance, Business Development and Chief Accounting Officer

George A. Alcorn	80	Independent Director	Independent Director

David D. Dunlap	50	Independent Director	Independent Director

Terrence S. Jacobs	69	Independent Director	Independent Director

Michael C. Linn	60	Director	Founder and Director

Joseph P. McCoy	61	Independent Director	Independent Director

Jeffrey C. Swoveland	57	Independent Director	Independent Director

Mark E. Ellis is our Chairman, President and Chief Executive Officer and has served in such capacity since April 2012. Mr. Ellis was appointed to our board of directors in April 2012. He is also the Chairman, President and Chief Executive Officer of LINN and has served in such capacity since December 2011. He also serves on the board of LINN, to which he was appointed in January 2010. He previously served as President, Chief Executive Officer and Director of LINN from January 2010 to December 2011. From December 2007 to January 2010, Mr. Ellis served as President and Chief Operating Officer of LINN and from December 2006 to December 2007, Mr. Ellis served as Executive Vice President and Chief Operating Officer of LINN. Mr. Ellis serves on the boards of America’s Natural Gas Alliance, Houston Museum of Natural Science, The Cynthia Woods Mitchell Pavilion, Industry Board of Petroleum Engineering at Texas A&M University and the Visiting Committee of Petroleum Engineering at the Colorado School of Mines.

Kolja Rockov is an Executive Vice President and Chief Financial Officer of LinnCo and has served in such capacity since April 2012. Mr. Rockov is also an Executive Vice President and the Chief Financial Officer of Linn Energy, LLC and has served in such capacity since March 2005. Mr. Rockov has more than 15 years of experience in the oil and natural gas finance industry. From October 2004 until he joined LINN in March 2005, Mr. Rockov served as a Managing Director in the Energy Group at RBC Capital Markets, where he was primarily responsible for investment banking coverage of the U.S. exploration and production sector. Mr. Rockov is a member of the Board of Small Steps Nurturing Center in Houston.

Arden L. Walker, Jr. is an Executive Vice President of LinnCo and has served in such capacity since April 2012. Mr. Walker is also an Executive Vice President and the Chief Operating Officer of Linn Energy, LLC and has

served in such capacity since January 2011. From January 2010 to January 2011, Mr. Walker served as Senior Vice President and Chief Operating Officer of Linn Energy, LLC. Mr. Walker joined of Linn Energy, LLC in February 2007 as Senior Vice President—Operations and Chief Engineer to oversee its Texas, Oklahoma and California operations. He is currently responsible for oversight of LINN’s operations in all regions. From April 2006 until he joined LINN in February 2007, Mr. Walker served as Asset Development Manager, San Juan Business Unit, for ConocoPhillips Company. From June 2004 to April 2006, Mr. Walker served as General Manager, Asset Development, in the San Juan Division for Burlington Resources. Mr. Walker is a member of the Society of Petroleum Engineers and Independent Petroleum Association of America. He currently serves on the Board of Directors for the Sam Houston Area Council of the Boy Scouts of America and Theatre Under The Stars.

Charlene A. Ripley is a Senior Vice President and the General Counsel and Corporate Secretary of LinnCo and has served in that position since April 2012. She is also a Senior Vice President and the General Counsel and Corporate Secretary of Linn Energy, LLC and has served in that position since April 2007. Prior to joining LINN, Ms. Ripley held the position of Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer at Anadarko Petroleum Corporation from 2006 until April 2007 and served as Vice President, General Counsel and Corporate Secretary from 2004 until 2006. Ms. Ripley currently chairs the Oil and Gas Practice Committee of the Institute for Energy Law and serves on the board of the Texas General Counsel Forum. In addition, Ms. Ripley serves on the advisory boards of the Women’s Energy Network and Executive Women’s Partnership of the Greater Houston Partnership and serves on several nonprofit boards including the Impact Youth Development Center, Girls Inc. and the American Heart Association of Houston. She is also a member of the United Way of Greater Houston Women’s Initiative.

David B. Rottino is a Senior Vice President and the Chief Accounting Officer of LinnCo and has served in that position since April 2012. He is also the Senior Vice President of Finance, Business Development and Chief Accounting Officer of Linn Energy, LLC and has served in that position since July 2010. From June 2008 to July 2010, Mr. Rottino served as the Senior Vice President and Chief Accounting Officer of Linn Energy, LLC. He served as Vice President and E&P Controller for El Paso Corporation from June 2006 to May 2008. Prior to joining El Paso Corporation, Mr. Rottino served as Assistant Controller for ConocoPhillips from April 2006 to June 2006. He was Vice President and Chief Financial Officer for the Canadian division of Burlington Resources from July 2005 to April 2006. Mr. Rottino is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and Texas Society of Certified Public Accountants. In addition, he currently serves on the Board of Camp for All.

George A. Alcorn was appointed to our Board of Directors in April 2012. Mr. Alcorn is an independent director. Mr. Alcorn also serves on the board of LINN, to which he was appointed in January 2006, and is Chairman of LINN’s Nominating and Governance Committee. Mr. Alcorn has served as President of Alcorn Exploration, Inc., a private exploration and production company, since 1982. Mr. Alcorn is also a member of the board of directors of EOG Resources, Inc. He is a past chairman of the Independent Petroleum Association of America and a founding member and past chairman of the Natural Gas Council.

David D. Dunlap was appointed to our Board of Directors in May 2012. Mr. Dunlap is an independent director. Mr. Dunlap also serves on the board of LINN, to which he was appointed in May 2012. Mr. Dunlap has served as Chief Executive Officer, since April 2010, and President, since February 2011, of Superior Energy Services, Inc. From 2007 until April 2010, Mr. Dunlap served as Executive Vice President—Chief Operating Officer of BJ Services Company, a well services provider. Mr. Dunlap also currently serves on the board of directors of Superior Energy Services, Inc.

Terrence S. Jacobs was appointed to our Board of Directors in April 2012. Mr. Jacobs is an independent director. Mr. Jacobs also serves on the board of LINN, to which he was appointed in January 2006. Mr. Jacobs has served as LINN’s Lead Director since January 2012. Since 1995, Mr. Jacobs has served as President and CEO of Penneco Oil Company, which provides ongoing leasing, marketing, exploration and drilling operations for natural gas and crude oil in Pennsylvania, West Virginia and Wyoming. Mr. Jacobs currently serves on the boards of directors of Penneco Oil Company and affiliates, CMS Mid-Atlantic, Inc., the Pennsylvania

Independent Oil and Gas Association and Duquesne University. Mr. Jacobs served as President of the Independent Oil and Gas Association of Pennsylvania from 1999 to 2001 and from 2003 to 2005 and has served as a director of the Independent Petroleum Association of America for the states of Delaware, Maryland, Pennsylvania and New York—West from 2000-2006. He is a member of the National Petroleum Council, and he is presently serving as Chairman of the Tax Committee of the Independent Petroleum Association of America. Mr. Jacobs is a Certified Public Accountant in Pennsylvania.

Michael C. Linn was appointed to our Board of Directors in April 2012. He is also the Founder of LINN and has served as a Director of LINN since December 2011. Prior to that, he was Executive Chairman of the Board of Directors of LINN since January 2010. He served as Chairman and Chief Executive Officer of LINN from December 2007 to January 2010; Chairman, President and Chief Executive Officer of LINN from June 2006 to December 2007; and President, Chief Executive Officer and Director of LINN from March 2003 to June 2006. Following his retirement as an officer of LINN, Mr. Linn formed MCL Ventures LLC, a private investment vehicle that will focus on purchasing oil and gas royalty as well as non-operated interests in oil and gas wells, subject to the non-competition provisions in his retirement agreement with LINN. Mr. Linn serves on the National Petroleum Council and Natural Gas Council. He serves on the board of the Independent Petroleum Association of America (IPAA) and is Chairman of the IPAA Political Action Committee and past Chairman of IPAA. He serves as the Texas Representative for the Legal and Regulatory Affairs Committee of the Interstate Oil and Gas Compact Commission. He previously served as Chairman of the National Gas Council and Director of the Natural Gas Supply Association. He is former President of the Independent Oil and Gas Associations of New York, Pennsylvania and West Virginia. His civic affiliations include serving on the boards of the Texas Heart Institute, Museum of Fine Arts, Houston, Texas Children’s Hospital, Houston Children’s Charity, Houston Police Foundation and on the Visitors Board of the MD Anderson Cancer Center. He is the Chairman of the Texas Children’s Hospital Compensation Committee. In February 2012, Mr. Linn joined the board of directors of Nabors Industries Ltd.

Joseph P. McCoy was appointed to our Board of Directors in April 2012. Mr. McCoy is an independent director and will serve as Chairman of our Audit Committee. Mr. McCoy also serves on the board of LINN, to which he was appointed in September 2007, and is Chairman of LINN’s Audit Committee. Mr. McCoy served as Senior Vice President and Chief Financial Officer of Burlington Resources Inc. from 2005 until 2006 and Vice President and Controller (Chief Accounting Officer) of Burlington Resources Inc. from 2001 until 2005. Prior to joining Burlington Resources, Mr. McCoy spent 27 years with Atlantic Richfield and affiliates in a variety of financial positions. Mr. McCoy joined the Board of Directors of Global Geophysical Services, Inc. and Scientific Drilling International during 2011 and served as a member of the board of directors of Rancher Energy, Inc. and BPI Energy Corp. from 2007 to 2009. Since 2006, other than his service on our board of directors and the other boards identified above, Mr. McCoy has been retired.

Jeffrey C. Swoveland was appointed to our Board of Directors in April 2012. Mr. Swoveland is an independent director. Mr. Swoveland also serves on the board of LINN, to which he was appointed in January 2006, and is Chairman of LINN’s Compensation Committee. Since June 2009, Mr. Swoveland has served as the Chief Executive Officer of ReGear Life Sciences (formerly known as Coventina Healthcare Enterprises), a medical device company that develops and markets products which reduce pain and increase the rate of healing through therapeutic, deep tissue heating. From May 2006 to June 2009, Mr. Swoveland served as Chief Operating Officer of ReGear Life Sciences. From 2000 to 2006, he served as Chief Financial Officer of BodyMedia, a life-science and bioinformatics company. From 1994 to 2000, he served as Director of Finance, VP Finance & Treasurer and Interim Chief Financial Officer of Equitable Resources, Inc., a diversified natural gas company. Mr. Swoveland is also a member of the board of directors of PDC Energy.

Our Board of Directors

All of our directors currently serve as directors of LINN. We anticipate that we will have an audit committee composed of our five independent directors, Messrs. Alcorn, Dunlap, Jacobs, McCoy and Swoveland, upon the closing of the sale of shares offered by this prospectus.

Our Executive Compensation

Our executive officers and employees are also executive officers of, or employed directly by, LINN. LINN will make compensation decisions for, and pay compensation directly to, such individuals, and they will not receive additional compensation from us. As such, we have not paid or accrued any obligations with respect to compensation or benefits for our executive officers or employees. We do not expect to pay any salaries, bonuses or equity awards to such executive officers or employees.

LINN’s Executive Compensation

Compensation Discussion and Analysis

LINN uses traditional compensation elements of base salary, annual cash incentives, long-term equity based incentives, and employee benefits to deliver attractive and competitive compensation. LINN’s executive compensation programs are administered by an independent compensation committee, with assistance from an independent consultant. LINN generally targets the median of its peer group for total compensation, while providing the Named Officers with an opportunity to earn higher levels of incentive pay based on company performance. LINN’s “Named Officers” for 2011 discussed below are Michael C. Linn, its former Executive Chairman, Mark E. Ellis, its Chairman, President and Chief Executive Officer, Kolja Rockov, its Executive Vice President and Chief Financial Officer, Arden L. Walker, Jr., its Executive Vice President and Chief Operating Officer and Charlene A. Ripley, its Senior Vice President and General Counsel. Effective December 31, 2011, Michael C. Linn retired as an officer of LINN and Mark E. Ellis succeeded Mr. Linn as Chairman of LINN’s board of directors. Mr. Linn continues to serve as a director.

This Compensation Discussion and Analysis addresses the following topics:

•	the role of the compensation committee of LINN’s board of directors (“the Compensation Committee”) in establishing executive compensation;

•	LINN’s process for setting executive compensation;

•	LINN’s compensation philosophy and policies regarding executive compensation; and

•	LINN’s compensation decisions with respect to Named Officers.

The Compensation Committee

The Compensation Committee has overall responsibility for the approval, evaluation and oversight of all LINN’s compensation plans, policies and programs. The fundamental responsibilities of the Compensation Committee are to: (i) establish the goals, objectives and policies relevant to the compensation of LINN’s senior management, and evaluate performance in light of those goals to determine compensation levels, (ii) approve and administer LINN’s incentive compensation plans, (iii) set compensation levels and make awards under incentive compensation plans that are consistent with LINN’s compensation principles and its performance, and (iv) review LINN’s disclosure relating to compensation. The Compensation Committee also has responsibility for evaluating compensation paid to LINN’s non-employee directors.

The Compensation Setting Process

Compensation Committee Meetings

LINN’s Compensation Committee holds regular quarterly meetings each year, which coincide with LINN’s quarterly board meetings. It also holds additional meetings as required to carry out its duties. The Compensation Committee Chairman works with LINN’s Corporate Secretary to establish each meeting agenda.

At the regular first quarter meeting, the Compensation Committee:

•	considers and approves changes in base salary for the upcoming year;

•

reviews actual results compared to the pre-established performance measures for the previous year to determine annual cash incentive awards for the executive officers under LINN’s Employee Incentive Compensation Plan, or EICP;

•	grants equity awards under LINN’s Amended and Restated Long-Term Incentive Plan, as amended, or LTIP;

•

approves the performance measures under LINN’s EICP for the upcoming year, which may include both quantitative financial measures and qualitative performance measures intended to focus on and reward activities that create unitholder value;

•	evaluates the compensation paid to independent directors and, to the extent it deems appropriate, approves any adjustments; and

•	reviews the summary results of LINN’s board of directors’ written evaluations of LINN’s Chief Executive Officer, as well as LINN’s Chief Executive Officer’s self evaluation.

The Compensation Committee receives updates at each quarterly meeting on LINN’s progress toward the goals set at the beginning of the year. At a special meeting of the Compensation Committee held in October, the Compensation Committee reviews and discusses a compensation analysis prepared by its independent compensation consultant (please see “Role of Compensation Consultant” below) and considers compensation for the succeeding calendar year.

The Compensation Committee meets in executive session to consider appropriate compensation for LINN’s Chairman, President and Chief Executive Officer. With respect to compensation for all other Named Officers, the Compensation Committee generally meets with LINN’s Chairman, President and Chief Executive Officer outside the presence of all the other executive officers. When individual compensation decisions are not being considered, the Compensation Committee typically meets in the presence of LINN’s former Executive Chairman, the Chairman, President and Chief Executive Officer, the General Counsel and the Corporate Secretary. Depending upon the agenda for a particular meeting, the Compensation Committee may also invite other officers, LINN’s compensation consultant, and a representative of the Compensation Committee’s compensation consultant to participate in Compensation Committee meetings. The Compensation Committee also regularly meets in executive session without management.

Role of Compensation Consultant

The Compensation Committee’s Charter grants the Compensation Committee the sole and direct authority to retain and terminate compensation advisors and to approve their fees. All such advisors report directly to the Compensation Committee, and all assignments are directed by the Compensation Committee Chairman. Prior to 2011, the Compensation Committee had engaged Towers Watson for the past five years as the Compensation Committee’s independent compensation consultant. In 2011, the Compensation Committee elected to engage Meridian Compensation Partners, LLC to assist the Compensation Committee in assessing and determining competitive compensation packages for LINN’s executive officers. Meridian did no other work for LINN in 2011.

In this capacity, Meridian, at the Compensation Committee’s request and under the direction of the Compensation Committee Chairman, reviewed LINN’s compensation program and structure generally and made recommendations on the program design. Meridian also assembled information regarding comparable executive positions among independent oil and natural gas producers. Meridian’s data for 2011 was based primarily on survey sources, and to a lesser extent on data compiled from the public filings of a peer group of various companies.

In 2011, LINN increased its compensation peer group slightly by adding independent oil and natural gas producers of a similar size, based on a number of criteria including enterprise value, market capitalization, revenues and assets. The chart below identifies the members of LINN’s 2010 and 2011 peer groups.

Company Name	2010 Peer Group	2011 Peer Group
Cabot Oil & Gas Corporation		Ö
Concho Resources Inc.	Ö	Ö
Cimarex Energy Co.	Ö	Ö
Denbury Resources Inc.	Ö	Ö
Newfield Exploration Company	Ö	Ö
Noble Energy, Inc.	Ö	Ö
Petrohawk Energy Corporation	Ö	Ö
Pioneer Natural Resources Company	Ö	Ö
Plains Exploration & Production Company	Ö	Ö
QEP Resources, Inc.		Ö
Range Resources Corporation	Ö	Ö
SM Energy Company		Ö
Southwestern Energy Company	Ö	Ö
Ultra Petroleum Corp.	Ö	Ö
Whiting Petroleum Corporation		Ö

LINN also employs an individual as a consultant to support it in managing its executive compensation process. The consultant did not provide any other services to LINN in 2011.

Role of Executive Officers

Except with respect to his own compensation, LINN’s Chairman, President and Chief Executive Officer, with assistance from LINN’s consultant, plays an important role in the Compensation Committee’s establishment of compensation levels for LINN’s executive officers. The most significant aspects of his role in the process are:

•	evaluating performance

•	recommending EICP award targets and quantitative and qualitative performance measures under LINN’s EICP;

•	recommending base salary levels, actual EICP awards and LTIP awards; and

•	advising the Compensation Committee with respect to achievement of performance measures under the EICP.

LINN’s Executive Compensation Program

Compensation Objectives

LINN’s executive compensation program is intended to align the interests of its executive officers with the interests of unitholders by motivating LINN’s executive officers to focus on those actions which achieve strong financial and operating results and ultimately grow the company. LINN believes that profitable growth, both organically and through acquisitions, drives its ability to maintain and increase distributions to its unitholders. The alignment of interests between unitholders and executive officers of LINN is primarily reflected through LINN’s executive officers’ participation in LINN’s EICP and LTIP. In addition, LINN’s program is designed to achieve the following objectives:

•	attract and retain talented executive officers by providing total compensation levels competitive with that of executives holding comparable positions in similarly-situated organizations;

•	provide total compensation that is supported by individual performance;

•	provide a performance-based compensation component that balances rewards for short-term and long-term results and is tied to company performance; and

•	encourage the long-term commitment of LINN’s executive officers to LINN and to its unitholders’ long-term interests.

Compensation Strategy

To accomplish its objectives, LINN seeks to offer a total direct compensation program to its executive officers that, when valued in its entirety, serves to attract, motivate and retain executives with the character, experience and professional accomplishments required for LINN to continue to grow and develop. LINN seeks to align executive compensation with its unitholders’ interests by placing a significant portion of total direct compensation “at risk.” “At risk” means the executive officer will not realize full value unless 1) for EICP awards, performance goals are achieved, approximately 65% of which are directly tied to LINN’s financial performance, and 2) for restricted units, LINN maintains or increases both its unit price and per unit distribution. To appropriately incentivize its executive officers to take a long-term view, unit based awards under LINN’s LTIP are the largest component of its “at risk” compensation.

LINN’s executive compensation program consists of three principal elements: (i) base salary, (ii) potential for annual cash incentive compensation awards under LINN’s EICP based upon the achievement of specific company performance objectives, and (iii) opportunities to earn unit-based awards under LINN’s LTIP, which provide long-term incentives that are intended to encourage the achievement of superior results over time and to align the interests of executive officers with those of LINN’s unitholders.

To ensure that the total compensation package LINN offers its executive officers is competitive, Meridian develops an assessment of market levels of compensation through both an analysis of survey data and information disclosed in peer companies’ public filings. While the Compensation Committee considers this data when assessing the reasonableness of the executive officers’ total compensation, it also considers a number of other factors including: (i) historical compensation levels, (ii) the specific role the executive plays within the company, (iii) the individual performance of the executive, and (iv) the relative compensation levels among LINN’s executive officers. There is no pre-established policy or target for the Compensation Committee’s allocation of total compensation between long-term compensation in the form of LTIP awards and short-term compensation in the form of base salary and EICP awards. The allocation is at the discretion of the Compensation Committee and generally is based upon an analysis of how LINN’s peer companies use long-term and short-term compensation to compensate their executive officers. Each year the Compensation Committee reviews this peer company data when setting EICP targets and LTIP awards for that year but also considers other factors when granting LTIP awards, including LINN’s performance and the individual Named Officer’s performance.

2011 Executive Compensation Components

For 2011, the principal components of compensation for Named Officers were:

•	Short term compensation:

•	base salary

•	employee incentive compensation plan

•	Long-term equity compensation in the form of restricted units

•	Other benefits

Short Term Compensation

Base Salary. LINN provides Named Officers and other employees with a base salary to provide them with a reasonable base level of monthly income relative to their role and responsibilities. Each of LINN’s Named Officers has an employment agreement that provides for a minimum level of base salary and upward adjustments at the discretion of the Board. For a summary of the material terms of the Named Officers’ employment agreements, please see “Narrative Disclosure to the 2011 Summary Compensation Table” in LINN’s Proxy Statement for the April 24, 2012 Annual Shareholder Meeting.

Salary levels are typically considered annually as part of LINN’s performance review process as well as upon a promotion or other change in job responsibilities. During its review of base salaries for executive officers, the Compensation Committee primarily considers:

•	survey and published peer data provided by the Compensation Committee’s independent compensation consultant;

•	internal review of the executive’s compensation, both individually and relative to other executive officers; and

•	recommendations by LINN’s Chairman, President and Chief Executive Officer.

For 2011, reviewing peer data and considering the other factors mentioned above under “Compensation Strategy,” the Compensation Committee increased the base salary of each of the Named Officers to maintain base salary around the median of LINN’s peers.

Employee Incentive Compensation Program

EICP Award Targets

LINN’s EICP is an annual cash incentive program which provides guidelines for the calculation of annual cash incentive based compensation. The EICP program is intended to focus on and reward achievement of near term financial, operating and strategic priorities that LINN believes drive long-term value for unitholders. The Compensation Committee reviews peer data in setting EICP award targets and for 2011, using peer data as a guide, set EICP award targets for each Named Officer as a percentage of base salary.

EICP award targets for LINN’s Named Officers in 2011 were set as follows:

Named Officer	% of Base Salary
Mark E. Ellis	100%
Kolja Rockov	90%
Arden L. Walker, Jr.	90%
Charlene A. Ripley	80%
Michael C. Linn	80%

Performance Measures

In early 2011, the Compensation Committee established 1) targets for quantitative performance measures based on LINN’s 2011 budget targets and budget ranges (other than unitholder return) and 2) qualitative strategic pathways designed to align with LINN’s strategy and future vision for the company. To ensure the right level of focus on the quantitative financial measures, the Compensation Committee decided to weight the quantitative measures at 65% and the qualitative measures at 35% in the determination of the total EICP payout.

To provide the Compensation Committee the flexibility it needs to adjust for and react to macroeconomic events, such as dramatic changes in commodity prices or volatile capital markets, the Compensation Committee prefers not to rely on a formulaic approach based on pre-established thresholds resulting in automatic payouts. The Compensation Committee always retains discretion to adjust actual awards as it thinks appropriate given all the circumstances at the time of award. See “Actual Results” below for the specific 2011 quantitative performance measures and budget targets and the qualitative strategic pathways. To determine the EICP payout levels for 2011, the Compensation Committee reviewed 1) LINN’s performance on the quantitative performance measures described below, and 2) LINN’s progress on and achievement of the qualitative strategic pathways.

Quantitative Performance Measures

For 2011, 65% percent of each Named Officer’s EICP Award opportunity was based on LINN’s performance with respect to the following measures set at the beginning of 2011:

a)	Operations - measured by actual production volumes and cash costs (including lease operating expenses and general and administrative expenses) compared to LINN’s budget;

b)	Ability to Pay Distribution - measured by

1.	LINN’s cash flow (defined as Adjusted EBITDA less interest expense) compared to its budget for 2011; and

2.	LINN’s Distribution Coverage Ratio as compared to its budget. Distribution coverage ratio is defined as Distributable Cash Flow for 2011 divided by total cash distributions. Distributable Cash Flow is defined as Adjusted EBITDA (defined below) less cash interest expense and maintenance capital.

c)	Relative Unitholder Return - measured by LINN’s total return for fiscal year 2011 compared to that of a peer group of energy master limited partnerships, selected due to management’s and the Compensation Committee’s view that these companies most closely align with the peer group considered by analysts and investors when comparing LINN’s total return. The Compensation Committee selected the following peer group for comparison of total return: EV Energy Partners, L.P., Inergy, L.P., Buckeye Partners, L.P., El Paso Pipeline Partners, L.P., Breitburn Energy L.P., Magellan Midstream Partners, L.P. and Nustar Energy L.P.

LINN defined Adjusted EBITDA as net income (loss) from continuing operations plus:

•	Net operating cash flow from acquisitions and divestitures, effective date through closing date;

•	Interest expense;

•	Depreciation, depletion and amortization;

•	Impairment of long-lived assets;

•	Write off of deferred financing fees and other;

•	(Gains) losses on sale of assets and other, net;

•	Provision for legal matters;

•	Loss on extinguishment of debt;

•	Unrealized (gains) losses on commodity derivatives;

•	Unrealized (gains) losses on interest rate derivatives;

•	Realized (gains) losses on interest rate derivatives;

•	Realized (gains) losses on canceled derivatives;

•	Unit-based compensation expenses;

•	Exploration costs; and

•	Income tax (benefit) expense.

In setting the measures in January 2011, the Compensation Committee determined that the measures above should be weighted equally because the Compensation Committee believed that each was a factor important to LINN’s overall performance and none should be given more importance or weight than the others. See “Actual Results” below for how the Compensation Committee actually considered the objectives.

Qualitative Strategic Pathways

The other 35% of the EICP award opportunity was based on LINN’s achievement of or progress made on the following qualitative strategic pathways, which were recommended by LINN’s management and reviewed by the Compensation Committee in January 2011:

a)	Consistent Operational Results and Execution;

b)	Acquisitions Excellence;

c)	Culture — People Development and Growth; and

d)	Access to Capital/Optimizing Capital Structure.

Actual Results

65% of the total EICP award opportunity is allocated to the quantitative performance measures described above. Upon completion of the fiscal year, the Compensation Committee reviewed and assessed LINN’s performance for each quantitative measure relative to its budget, as revised throughout the year (other than unitholder return) and made a subjective determination with respect to LINN’s achievement as compared to those metrics. In December 2011, after consultation with LINN’s Chairman, President and Chief Executive Officer, the Compensation Committee also made the decision to consider the additional metric of cash flow per unit due to the Compensation Committee’s view that it is a better metric than absolute cash flow to demonstrate LINN’s ability to pay its distribution.

Results for 2011 were as follows:

	Revised Budget Target*	Revised Budget Range*	2011 Estimated Performance as of January 2012[1]
Operations
Volumes (MMcfe/day)	393	364-422	369
Cash Costs (Lease Operating Expenses and General and Administrative Expenses) (in millions)	$317	$301-333	$343
Cash Costs (Lease Operating Expenses and General and Administrative Expenses) ($/Mcfe)	$2.21	$2.32-2.10	$2.52
Ability to Pay Distributions
Cash Flow (Adjusted EBITDA less Interest Expense) (in millions)	$745	$690-800	$758
Cash Flow/Unit (Cash flow divided by units outstanding)	$4.01	$3.71-4.31	$4.36
Distribution Coverage Ratio	1.22x	1.10-1.34x	1.25x

*	Budget targets and ranges were updated throughout the year to reflect acquisition activity, debt and equity offerings and distribution increase.
(1)	The Compensation Committee based its decisions on estimates of 2011 performance available at the January 2012 Committee Meeting. Actual final results were released in LINN’s Annual Report on Form 10-K for the year ended December 31, 2011 and LINN’s Earnings Release, filed on Current Report on Form 8-K, each filed on February 23, 2012.

Relative Unitholder Return in 2011*:

Relative Unitholder Return Over Three Years*:

*	In each case, this information was compiled by us using publicly available information. The charts above do not represent the annual performance graph required by Item 201(e) of Regulation S-K, which can be found in Item 5 of LINN’s Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 23, 2012.

The Compensation Committee then reviewed LINN’s performance relative to the qualitative strategic pathways, which comprise the other 35% of the total EICP award opportunity, and determined that LINN had outstanding success with respect to all objectives.

Objective	Outstanding Results
Consistent Operational Results and Execution	Ö
Acquisitions Excellence	Ö
Culture — People Development and Growth	Ö
Access to Capital/Optimizing Capital Structure	Ö

In its consideration of the quantitative measures, the Compensation Committee noted that due to, among other things, cost pressures and variability in production volumes, LINN’s performance on the Operations portion of the quantitative measures just met or fell below targets. In reviewing the other quantitative measures, the Compensation Committee focused on:

1)	LINN’s positive total shareholder return relative to its peer group over the past three years; and

2)	LINN’s exceeding its budget targets in cash flow, cash flow per unit, and distribution coverage ratio, each demonstrating the accretive nature of the acquisitions made in 2011.

In reviewing the qualitative measures, the Compensation Committee reviewed examples of LINN’s success in each category and focused on:

1)	LINN’s ability to source, execute, close and integrate accretive acquisition opportunities which resulted in a total of approximately $1.5 billion in asset acquisitions closed throughout 2011;

2)	LINN’s focus on maintaining a strong corporate culture while growing the company which allows it to continue to attract and retain key employees;

3)	LINN’s ability to quickly and opportunistically access capital markets and optimize its capital structure (liquidity position, debt and equity balance, short-term and long-term debt balance, and credit facility structure);

4)	LINN’s broadening its investor base for both debt and equity;

5)	LINN’s significant increase in its hedging capacity and efforts at counterparty diversification;

6)	LINN’s success in capital program execution and its maintenance of safe and environmentally sound operations; and

7)	LINN’s significant involvement in its community.

After reviewing the results of the quantitative and qualitative measures with a focus on the above mentioned factors, and comparing LINN’s overall performance in 2011 with its exceptional performance in 2010, the Compensation Committee also used subjective discretion and determined that an overall award of 125% of each Named Officer’s EICP award target was appropriate.

Generally, the Compensation Committee believes that company performance is a reflection of executive officer performance in total. The Compensation Committee may, however, apply discretion upward or downward to reflect individual performance. For 2011, the Compensation Committee did not make any differentiation in EICP awards due to individual performance; thus each Named Officer (other than Mr. Ellis whose award was rounded to slightly higher than 125%) received approximately 125% of his or her EICP award target. As an example, Mr. Rockov, whose EICP award target was 90% of his base salary, received an award of approximately 112.5% of his base salary.

Long-Term Incentive Compensation

LINN’s LTIP encourages participants to focus on LINN’s long-term performance and provides an opportunity for executive officers and other employees to increase their stake in LINN through grants of LINN units based on a three-year vesting period. Long-term incentive awards benefit LINN by:

•	enhancing the link between the creation of unitholder value and long-term executive incentive compensation;

•	maintaining significant forfeitable equity stakes among executives thereby fostering retention; and

•	maintaining competitive levels of total compensation.

LTIP awards are typically made in January and have been intended primarily as forward looking long-term incentives; however, the Compensation Committee considers LINN’s performance in the prior year in determining the size of the award. In determining the size of the awards generally, the Compensation Committee uses peer data as a guide and targets the total value of each grant such that each Named Officer’s LTIP award, when combined with base salary and bonus, would place the executives’ total direct compensation between the median and 75th percentile of similarly situated executives in LINN’s compensation peer group. The Compensation Committee always has discretion to award above the 75th percentile in years where it determines that exceptional performance is achieved and below the median of the peer group in years of poor performance or when economic conditions dictate.

In determining the individual awards, the Compensation Committee considered the market data, LINN’s outstanding performance for the previous year, its subjective evaluation of the individual performances of each Named Officer and how that Named Officer contributed to LINN’s achievement of quantitative and qualitative performance measures.

The Compensation Committee currently grants all of its awards as restricted units. The Compensation Committee believes that granting only restricted units results in a simple, straightforward LTIP program and closely aligns LINN with how other energy master limited partnerships are currently using long term incentive awards. Because LINN’s Named Officers receive distributions on vested and unvested units at the same rate as all LINN’s unitholders, the Compensation Committee believes that restricted units closely align management’s interests with those of LINN’s unitholders, by providing incentive to maintain or increase the level of distributions.

In January 2011, the Compensation Committee considered the following factors in its decision to grant LTIP awards for 2011 at substantially higher levels than in 2010: 1) LINN’s outstanding performance and profitable growth in 2010 and 2) LINN’s desire to retain its senior management team to focus on achievement of its strategic objectives over the next several years. The Compensation Committee intends to continue to utilize LTIP awards as a means of rewarding extraordinary performance and profitable growth. Reflecting LINN’s performance in 2011 (as discussed above under “Actual Results”), grants made in January 2012 fell more in line with the Compensation Committee’s usual practice of awarding at levels to place total compensation between the median and 75th percentile.

Restricted Unit Awards

Under the terms of LINN’s LTIP, restricted units are subject to a vesting period of at least three years and contain such other terms as the Compensation Committee may determine. For LINN’s Named Officers, its Executive Restricted Unit Grant Agreement provides for vesting in equal installments over three years and provides that upon termination of employment with LINN (a) by LINN other than for Cause, (b) by the officer with Good Reason, or (c) by reason of death, Disability or retirement (as those terms are defined herein under the section titled “Payments Made Upon Termination Without Cause or For Good Reason”), all restrictions lapse and the grant immediately vests in full.

Participants, including Named Officers, who receive restricted unit grants under the LTIP receive quarterly distributions on all the units awarded (whether vested or unvested), with the units being retained in LINN’s transfer agent’s custody and subject to restrictions on sale or transfer until vested. The Compensation Committee does not include amounts received from quarterly cash distributions in its calculations of total direct compensation for comparison to LINN’s compensation peer group.

Unit Ownership Guidelines

In August 2009, the Compensation Committee adopted minimum unit ownership guidelines for LINN’s executive officers and independent directors. Each of LINN’s Named Officers is required to own such number of units representing a value that is the multiple of his or her base salary listed below:

•	Chairman, President and Chief Executive Officer: 5 times base salary

•	Executive Vice Presidents: 4 times base salary

•	Senior Vice Presidents: 3 times base salary

LINN’s independent directors are required to own units representing a value that is three times the annual cash retainer for independent directors. The calculation of the applicable number of units is determined as of the last day of the fiscal year based on the average high and low closing price of LINN’s units on the NASDAQ Global Select Market for the prior 12 months and salary or cash retainer in effect as of the last day of the year. The Compensation Committee has discretion to allow sufficient time to permit the Named Officer or director to regain compliance with these guidelines should he or she fall out of compliance due to fluctuating unit price. The Compensation Committee believes that continued unit ownership by LINN’s executives and independent directors helps tighten the alignment among the interests of board members, executives, and unitholders and demonstrate the Named Officers’ and directors’ confidence in LINN.

Other Benefits

Termination Arrangements and Change in Control Provisions. LINN maintains employment agreements with its Named Officers to encourage their continued service during the term of the agreement. Please read “Narrative Disclosure to the 2011 Summary Compensation Table” in LINN’s Proxy Statement for the April 24, 2012 Annual Shareholder Meeting. These agreements provide for severance compensation to be paid if the officer’s employment is terminated under certain conditions as outlined in the applicable agreement, such as following a change in control, termination by LINN without cause, termination by the Named Officer for Good Reason, termination by LINN for “cause,” death or Disability.

The employment and other compensatory agreements between LINN and its Named Officers and the related severance provisions are designed to meet the following objectives:

•

Change of Control. In certain scenarios, a merger or acquisition of LINN by another person may be in the best interests of LINN’s unitholders. LINN provides severance compensation to the Named Officers if such officer’s employment terminates following a change of control transaction to promote the ability of the officer to act in the best interests of LINN’s unitholders even though his or her employment could be terminated as a result of the transaction.

•

Termination without Cause. If LINN terminates the employment of certain executive officers “without cause” as defined in the applicable agreement, LINN is obligated to pay the officer certain compensation and other benefits as described in greater detail in “Potential Payments Upon Termination or Change of Control” below. LINN believes these payments are appropriate because the terminated officer is generally bound by confidentiality obligations for five years, and nonsolicitation and non-compete provisions for one year after termination. Both parties have mutually agreed to severance terms that would be in place prior to any termination event. This provides LINN with more flexibility to make a change in senior management if such a change is in the best interests of LINN and its unitholders.

Perquisites. LINN believes in a simple, straight-forward compensation program and as such, Named Officers have not in the past been provided unique perquisites or other personal benefits. The Compensation Committee periodically reviews LINN’s charitable contributions, the use of aircraft, vehicles and potential perquisites that could result in personal benefits to LINN’s Named Officers. Other than as described below, consistent with LINN’s general strategy, no perquisites or other personal benefits exceeded $10,000 for any of LINN’s Named Officers in 2011.

Other than LINN’s Former Executive Chairman and its Chairman, President and Chief Executive Officer, Named Officers and employees are discouraged from personal use of company leased aircraft. In July 2011, in an effort to provide for maximum efficiency and security in travel, the Compensation Committee elected to begin providing 25 hours of flight time (prorated for 2011) on company paid private aircraft per calendar year to each of LINN’s Former Executive Chairman and its Chairman, President and Chief Executive Officer, at an approximate value of $200,000 per year. Upon his retirement as Executive Chairman effective December 31, 2011, this benefit ceased for Mr. Linn (please read “Narrative Disclosure to the 2011 Summary Compensation Table” in LINN’s Proxy Statement for the April 24, 2012 Annual Shareholder Meeting for a description of Mr. Linn’s Retirement Agreement).

In January 2012, in an effort to provide for consistent personal income tax treatment among LINN’s Named Officers, the Compensation Committee authorized reimbursement, in an amount up to $10,000 per year, for personal income tax preparation services for each of LINN’s Named Officers. In addition, in January 2012, the Compensation Committee authorized the reimbursement of certain tax preparation expenses incurred in 2011 for Mr. Ellis up to $15,000.

Retirement Savings Plan. All employees, including LINN’s Named Officers, may participate in LINN’s Retirement Savings Plan, or 401(k) Plan. LINN provides this plan to help its employees save for retirement in a tax-efficient manner. Employees, including Named Officers, can contribute the maximum amount allowed by law. LINN currently makes a matching contribution equal to 100% of the first 6% of eligible compensation contributed by the employee on a before-tax basis. As contributions are made throughout the year, plan participants become fully vested in the amounts contributed.

Nondiscriminatory Health and Welfare Benefits. All eligible employees, including LINN’s Named Officers, may participate in LINN’s health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

Tax and Accounting Implications

Code Section 162(m). Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1 million paid to the principal executive officer, the principal financial officer and the three additional most highly compensated executive officers of a company (other than the principal executive officer or the principal financial officer), as reported in that company’s most recent proxy statement. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. As part of its role, the Compensation Committee reviews and considers the deductibility of executive compensation; however, due to LINN’s status as a publicly traded partnership for tax purposes rather than a publicly held corporation, LINN believes that the provisions of Section 162(m) are inapplicable to it.

Code Section 280G and Code Section 4999. LINN considers the impact of Sections 280G and 4999 of the Code in determining its post-termination compensation, and provides reimbursement for any excise tax, interest and penalties incurred if payments or benefits received due to a change of control would be subject to an excise tax under Section 4999 of the Code.

Code Section 409A. Section 409A of the Code provides that deferrals of compensation under a nonqualified deferred compensation plan or arrangement are to be included in an individual’s current gross income to the extent that such deferrals are not subject to a substantial risk of forfeiture and have not previously been included in the individual’s gross income, unless certain requirements are met. LINN structures its executive officer employment agreements, change of control plan and incentive plans, each to the extent they are subject to Section 409A, to be in compliance with Section 409A.

Accounting for Unit-Based Compensation. LINN recognizes expense for unit-based compensation over the requisite service period, in an amount equal to the fair value of unit-based payments granted.

Unitholder Advisory Vote on Executive Compensation

At LINN’s 2011 Annual Meeting, its unitholders cast a non-binding, advisory vote on LINN’s executive compensation policies and decisions as disclosed in the Proxy Statement related to the 2011 Annual Meeting. Approximately 93% of the units voted on the matter were cast in favor of the compensation decisions and policies as disclosed. The Compensation Committee considered this result and determined that it was not necessary at this time to make any changes to LINN’s compensation policies and decisions in response to the advisory vote.

2011 LINN SUMMARY COMPENSATION TABLE

The following table sets forth certain information with respect to the compensation paid for the fiscal year ended December 31, 2011 to LINN’s Chief Executive Officer, its Chief Financial Officer, its three other most highly compensated executive officers (the Named Officers).

(a) Name and Principal Position at LINN	(b) Year	(c) Salary ($)	(d) Bonus ($) (2)	(e) Unit Awards ($) (3)	(f) Option Awards ($) (3)	(g) Non-Equity Incentive Plan Compensation ($) (4)	(h) All other Compensation ($) (5)	(i) Total ($) (6)
Michael C. Linn Former Executive Chairman of the Board (1)	2011 2010 2009	630,000 630,000 630,000	505,000 — —	3,292,120 2,782,911 4,436,732	— — —	126,000 885,000 1,185,000	6,147,700 14,700 9,800	10,700,820 4,312,611 6,261,532
Mark E. Ellis Chairman, President and Chief Executive Officer (1)	2011 2010 2009	750,000 600,000 415,000	— — —	7,201,460 2,968,446 1,796,927	— — 74,671	1,000,000 1,050,000 775,000	79,700 14,700 9,800	9,031,160 4,633,146 3,071,398
Kolja Rockov Executive Vice President and Chief Financial Officer	2011 2010 2009	415,000 315,000 300,000	— — —	2,469,071 1,113,180 1,172,963	— — 48,744	470,000 470,000 385,000	14,700 14,700 9,800	3,368,771 1,912,880 1,916,507
Arden L. Walker, Jr. Executive Vice President and Chief Operating Officer	2011 2010 2009	415,000 300,000 260,000	— — —	2,057,566 788,514 763,686	— — 31,735	470,000 345,000 270,000	14,700 14,700 9,800	2,957,266 1,448,214 1,335,221
Charlene A. Ripley Senior Vice President and General Counsel	2011 2010 2009	375,000 300,000 275,000	— — —	1,646,060 742,111 768,710	— — 31,941	375,000 360,000 255,000	14,700 14,700 9,800	2,410,760 1,416,811 1,340,451

(1)	Mr. Linn retired from his position as Executive Chairman of LINN effective December 31, 2011. He remains a director of LINN. Mr. Ellis became Chairman of the Board of LINN effective December 31, 2011.
(2)	The amount shown for Mr. Linn reflects payment of EICP at target guaranteed to him pursuant to his Retirement Agreement described below.
(3)	The amounts in columns (e) and (f) reflect the aggregate grant date fair value of awards granted under LINN’s LTIP, computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 5 to LINN’s audited consolidated financial statements for the fiscal year ended December 31, 2011, included in its Annual Report on Form 10-K for the year ended December 31, 2011.
(4)

The amounts in column (g) reflect the cash awards approved by the Compensation Committee under LINN’s EICP for performance in 2009, 2010 and 2011. The 2009 amounts were not actually paid until February 2010, the 2010 amounts were not actually paid until February 2011 and the 2011 amounts were not actually paid until February 2012. The amount shown for Mr. Linn reflects the payment of the excess EICP above his target pursuant to his Retirement Agreement described below.
(5)	For each officer, the amount shown in column (h) reflects matching contributions allocated by us to each of LINN’s Named Officers pursuant to the Retirement Savings Plan (which is more fully described beginning on page 24 of LINN’s Proxy Statement under the heading “Other Benefits”). Mr. Linn’s amount also includes 1) a payment of $6 million made in December 2011 in connection with his Retirement Agreement described below and 2) $133,000 paid by LINN for personal usage of company leased aircraft. Mr. Ellis’s amount includes 1) an amount of $15,000 authorized by the Committee to reimburse Mr. Ellis for certain tax preparation expenses and 2) $50,000 paid by the Company for personal usage of company leased aircraft.
(6)	Distributions paid during 2011 on issued, but unvested units pursuant to the equity awards are not shown in column (i) because the fair value shown in column (e) reflects the value of distributions. Distributions are paid to LINN’s Named Officers at the same rate as all LINN unitholders, currently $2.76 per unit on an annualized basis. Distributions paid in 2009, 2010 and 2011 are shown below.

Executive	2011 ($)	2010 ($)	2009 ($)
Michael C. Linn	676,928	808,692	940,880
Mark E. Ellis	814,447	531,471	453,333
Kolja Rockov	317,393	265,106	359,874
Arden L. Walker, Jr.	242,614	176,070	193,992
Charlene Ripley	210,848	181,156	189,995

Narrative Disclosure to the 2011 Summary Compensation Table

Michael C. Linn, Former Executive Chairman of the Board of Directors.

In connection with his retirement, LINN entered into a Retirement Agreement with Mr. Linn, dated November 29, 2011, which replaces and supersedes Mr. Linn’s existing employment agreement. The terms of the Retirement Agreement provide for a lump sum cash retirement payment to Mr. Linn of $6 million, as well as payment of his target bonus for 2011 of $505,000, each of which was paid prior to December 31, 2011. Mr. Linn is also entitled to receive, not later than March 15, 2012, payment of any bonus amount in excess of the target bonus. Following the Committee’s declaration of bonus awards at 125% of target, Mr. Linn was paid $126,000 on February17, 2012. Mr. Linn continues to be eligible for coverage under LINN’s benefit plans, subject to his payment of 100% of the applicable premiums that would otherwise be payable under COBRA.

Mr. Linn’s service as a director will constitute a continuation of service with LINN for purposes of the vesting of his existing restricted units granted under LINN’s LTIP, provided that his grant agreements were amended to provide for full vesting in the event he is not re-nominated or reelected as a director. The grant agreements governing Mr. Linn’s existing unit options were amended to provide for extension of the option term until the earlier of the existing expiration date or one year following termination of his service as a director.

The Retirement Agreement also contains certain confidentiality provisions, non-compete and non-solicitation obligations and other customary provisions and provides for a general release.

Mark E. Ellis, Chairman, President and Chief Executive Officer.

LINN entered into a First Amended and Restated Employment Agreement with Mr. Ellis, effective December 17, 2008, as amended effective January 1, 2010, that provides for an annual base salary not less than $600,000, subject to annual review and upward adjustment by the Compensation Committee. Mr. Ellis is entitled to receive incentive compensation payable at the discretion of the Compensation Committee. The Compensation Committee may set, in advance, an annual target bonus. Mr. Ellis is eligible for awards under the LTIP at the discretion of the Compensation Committee. Under the LTIP and the related grant agreements, Mr. Ellis receives distributions payable on all vested and unvested restricted units at the same rate as that paid to all LINN unitholders, currently $2.76 per unit on an annualized basis.

Mr. Ellis’s agreement contains certain confidentiality and non-compete obligations that restrict his ability to compete with LINN’s business for up to one year following his termination, unless the termination occurs within the change of control period (as defined in the agreement).

Kolja Rockov, Executive Vice President and Chief Financial Officer.

LINN entered into a Third Amended and Restated Employment Agreement with Mr. Rockov, effective December 17, 2008, that provides for an annual base salary of not less than $285,000, subject to annual review and upward adjustment by the Compensation Committee. The remaining terms governing Mr. Rockov’s compensation under the agreement are the same as Mr. Ellis’s employment agreement.

Arden L. Walker, Jr., Executive Vice President and Chief Operating Officer.

LINN entered into a First Amended and Restated Employment Agreement with Mr. Walker, effective December 17, 2008, and as amended on April 26, 2011, that provides for an annual base salary of $415,000, subject to annual review and upward adjustment by the Compensation Committee. The remaining terms governing Mr. Walker’s compensation under the agreement are the same as Mr. Ellis’s employment agreement.

Charlene A. Ripley, Senior Vice President and General Counsel.

LINN entered into a First Amended and Restated Employment Agreement with Ms. Ripley, effective December 17, 2008, that provides for an annual base salary of $255,000, subject to annual review and upward adjustment by the Compensation Committee. The remaining terms governing Ms. Ripley’s compensation under the agreement are the same as Mr. Ellis’s employment agreement. Ms. Ripley’s agreement does not contain confidentiality and non-compete provisions.

Please read “Quantification of Payments on Termination” below for a summary of the compensation upon termination provisions of each Named Officer’s employment agreement.

2011 GRANTS OF PLAN BASED AWARDS

(a) Name	(b) Grant Date (1)	(c) Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($) (Target) (2)	(d) All Other Unit Awards; Number of Units (#)	(g) Grant Date Fair Value of Unit and Option Awards ($) (3)
Michael C. Linn	1/28/2011	504,000	85,266	3,292,120
Mark E. Ellis	1/28/2011	750,000	186,518	7,201,460
Kolja Rockov	1/28/2011	373,500	63,949	2,469,071
Arden L. Walker, Jr.	1/28/2011	373,500	53,291	2,057,566
Charlene A. Ripley	1/28/2011	300,000	42,633	1,646,060

(1)	In each case, the grant date is the same as the date of committee approval. In addition, the Compensation Committee approved the following restricted unit grants to LINN’s Named Officers (other than Mr. Linn who retired as an officer, effective December 31, 2011) on January 26, 2012:

Name	Restricted Unit Award	Value at Grant Date
Mark E. Ellis	136,277	$5,080,407
Kolja Rockov	54,511	$2,032,170
Arden L. Walker, Jr.	54,511	$2,032,170
Charlene A. Ripley	32,707	$1,219,317

(2)	In January 2011, the Compensation Committee set EICP targets for 2011 as a percentage of base salary. There is no threshold or maximum payout; the Compensation Committee has discretion to adjust the actual award above or below the target. The amount shown represents the payout at target; the actual awards for 2011 (awarded on January 26, 2012) are shown in column (g) of the Summary Compensation Table.
(3)	The amounts shown in column (g) represent the grant date fair value for each award under FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 5 to LINN’s audited consolidated financial statements for the fiscal year ended December 31, 2011, included in LINN’s Annual Report on Form 10-K for the year ended December 31, 2011.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2011

Name	Option Awards				Unit Awards
	Units Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date (1)	Number of Units That Have Not Vested (#)	Market Value of Unvested Units ($)(2)
Mike Linn (3)	55,625	—	21.00	1/19/2016
Mike Linn (3)	75,875	—	21.70	1/29/2018
Mike Linn (4)					92,721	3,515,053
Mike Linn (5)					72,727	2,757,081
Mike Linn (6)					85,266	3,232,434
Mark Ellis (3)	50,000	—	32.18	12/18/2016
Mark Ellis (3)	50,000	—	23.61	12/18/2017
Mark Ellis (3)	125,000	—	21.70	1/29/2018
Mark Ellis (7)	90,510	45,255	15.95	2/4/2019
Mark Ellis (4)					37,553	1,423,634
Mark Ellis (5)					77,576	2,940,906
Mark Ellis (6)					186,518	7,070,897
Kolja Rockov (3)	111,250	—	21.00	1/19/2016
Kolja Rockov (3)	85,000	—	27.94	12/6/2016
Kolja Rockov (3)	83,350	—	21.70	1/29/2018
Kolja Rockov (7)	59,084	29,541	15.95	2/4/2019
Kolja Rockov (4)					24,513	929,288
Kolja Rockov (5)					29,091	1,102,840
Kolja Rockov (6)					63,949	2,424,307
Arden Walker (3)	50,000	—	33.00	2/5/2017
Arden Walker (3)	45,850	—	21.70	1/29/2018
Arden Walker (7)	38,467	19,233	15.95	2/4/2019
Arden Walker (4)					15,960	605,044
Arden Walker (5)					20,606	781,173
Arden Walker (6)					53,291	2,020,262
Charlene Ripley (3)	30,000	—	35.00	4/11/2017
Charlene Ripley (3)	54,200	—	21.70	1/29/2018
Charlene Ripley (7)	38,717	19,358	15.95	2/4/2019
Charlene Ripley (4)					16,065	609,024
Charlene Ripley (5)					19,394	735,227
Charlene Ripley (6)					42,633	1,616,217

1	Options expire ten years from date of grant.
2	Based on the closing sales price of our common units on December 30, 2011 of $37.91.
3	These unit options are fully vested as of the date of this Registration Statement.
4	These restricted unit awards vest in three equal installments on January 19, 2010, 2011, 2012.
5	These restricted unit awards vest in three equal installments on January 27, 2011, 2012 and 2013.
6	These restricted unit awards vest in three equal installments on January 28, 2012, 2013 and 2014.
7	These unit options vest in three equal installments on January 19, 2010, 2011 and 2012.

2011 OPTION EXERCISES AND UNITS VESTED

	Option Awards		Unit Awards
(a) Name	(b) Number of Units Acquired on Exercise (#)	(c) Value Realized on Exercise ($)	(d) Number of Units Acquired on Vesting (#)	(e) Value Realized on Vesting ($) (1)
Michael C. Linn (2)	106,649	1,545,500	151,686	5,832,722
Mark E. Ellis(3)	—	—	93,291	3,599,107
Kolja Rockov (4)	—	—	50,359	1,938,216
Arden L. Walker, Jr.(5)	—	—	32,481	1,250,792
Charlene A. Ripley(6)	—	—	33,112	1,274,509

1	The value realized represents the total fair market value of the shares on the vesting date reported as earned compensation during 2011.
2	Mr. Linn vested and sold 54,075 units to satisfy statutory federal payroll tax withholding requirements.
3	Mr. Ellis vested and sold 32,201 units to satisfy statutory federal payroll tax withholding requirements.
4	Mr. Rockov vested and sold 16,245 units to satisfy statutory federal payroll tax withholding requirements.
5	Mr. Walker vested and sold 9,575 units to satisfy statutory federal payroll tax withholding requirements.
6	Ms. Ripley vested and sold 9,811 units to satisfy statutory federal payroll tax withholding requirements.

PENSION BENEFITS

LINN does not provide pension benefits for its Named Officers or other employees. Retirement benefits are provided through the Retirement Savings Plan, as discussed previously.

NON-QUALIFIED DEFERRED COMPENSATION

LINN does not have a non-qualified deferred compensation plan. The Retirement Savings Plan is a 401(k) deferred compensation arrangement and a qualified plan under section 401(a) of the Internal Revenue Code (Code).

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Payments Made Upon Termination For Any Reason

Under each of LINN’s Named Officer’s employment agreement, regardless of the manner in which his or her employment terminates, the executive will be entitled to receive amounts earned (but unpaid) during his term of employment. Such amounts include:

•	earned, but unpaid base salary;

•	unused vacation pay;

•	amounts contributed and vested through our Retirement Savings Plan; and

•	any other amounts that may be reimbursable by us to the Named Officer under his or her employment agreement.

Payments Made Upon Termination Without Cause or for Good Reason

In addition to the payments described above, in the event of termination by us other than for “Cause” or termination by the executive for “Good Reason” except in the event of a change of control, each Named Officer’s employment agreement provides for severance payments equal to two times the Named Officer’s highest base salary in effect at any time during the 36 months prior to the date of the termination. Each Named Officer will also receive his earned, but unpaid EICP awards determined as follows:

(i) If the Named Officer was employed for the entire previous year but was terminated prior to the Compensation Committee finally determining his or her EICP award for the preceding year, then the Named Officer will be deemed to have been awarded 100% of his target EICP award for that year; or

(ii) If the Named Officer was employed for the entire previous year and the Compensation Committee had already finally determined the EICP award for the preceding year by the date of termination, but it had not yet been paid, then the Named Officer will receive the actual amount of the EICP award; plus in either case an amount representing a pro-rata, deemed (assuming an award at 100% of his or her target) EICP award for the fiscal year in which the termination date occurs. LINN will also pay its portion of COBRA continuation coverage, as well as pay certain costs of continuing medical coverage after the expiration of the maximum required period under COBRA. The footnotes to the table below describes each Named Officer’s specific severance payments.

In addition, in the event of termination by LINN other than for “Cause” or termination by the Named Officer for “Good Reason,” all outstanding restricted unit and unit option awards will vest in full.

LINN will have “Cause” to terminate the Named Officer’s employment by reason of any of the following: a) his or her conviction of, or plea of nolo contendere to, any felony or to any crime or offense causing substantial harm to LINN (whether or not for personal gain) or involving acts of theft, fraud, embezzlement, moral turpitude or similar conduct; b) his or her repeated intoxication by alcohol or drugs during the performance of his or her duties; c) his or her willful and intentional misuse of any of LINN’s funds; d) embezzlement by him or her; e) his or her willful and material misrepresentations or concealments on any written reports submitted to LINN; f) his or her willful and intentional material breach of his or her employment agreement; g) his or her willful and material failure to follow or comply with the reasonable and lawful written directives of the Board of Directors of LINN; or h) conduct constituting a material breach of our then current (A) Code of Business Conduct and Ethics of LINN, and any other written policy referenced therein, or (B) the Code of Ethics for Chief Executive Officer and Senior Financial Officers of LINN, if applicable, provided that in each case the Named Officer knew or should have known such conduct to be a breach.

“Good Reason” will mean any of the following to which the Named Officer will not consent in writing: (i) a reduction in his or her then current base salary; (ii) failure by LINN to pay in full on a current basis (A) any of the compensation or benefits described in the Named Officer’s employment agreement that are due and owing, or (B) any amounts that are due and owing to the Named Officer under any long-term or short-term or other incentive compensation plans, agreements or awards; (iii) material breach of any provision of the Named Officer’s employment agreement by us; (iv) any material reduction in the Named Officer’s title, authority or responsibilities; or (v) a relocation of the Named Officer’s primary place of employment to a location more than fifty (50) miles from LINN’s then current location in Houston, Texas.

If the Named Officer is terminated for “Cause” or voluntarily terminates his or her employment without “Good Reason,” the Named Officer will receive only the amounts identified under “Payments Made Upon Termination For Any Reason.”

Payments Made Upon Death or Disability

In the event of the death or “Disability” of a Named Officer, he or she will receive amounts earned (but unpaid) during his term of employment as described above. In addition, upon the death or “Disability” of a Named Officer, all outstanding restricted units and unit option awards will vest in full.

“Disability” means the earlier of (a) written determination by a physician selected by LINN and reasonably agreed to by the Named Officer that the Named Officer has been unable to perform substantially his or her usual and customary duties for a period of at least one hundred twenty (120) consecutive days or a non-consecutive period of one hundred eighty (180) days during any twelve-month period as a result of incapacity due to mental or physical illness or disease; and (b) “Disability” as such term is defined in LINN’s applicable long-term disability insurance plan.

Payments Made Upon a Termination Following a Change of Control

LINN’s LTIP and the employment agreements with each Named Officer provide certain benefits if his or her employment is terminated by LINN without Cause (as defined above) or by the Named Officer for Good Reason (as defined above) during the period beginning six (6) months prior to a Change of Control and ending two (2) years following the Change of Control.

In addition to the earned benefits and amounts listed under the heading “Payments Made Upon Termination For Any Reason,” the Named Officer will receive:

•

a lump sum severance payment that ranges from two to three times the sum of the Named Officer’s base salary at the highest rate in effect at any time during the thirty-six (36) month period immediately preceding the termination date, plus the highest EICP award that the Employee was paid in the thirty-six (36) months immediately preceding the Change of Control;

•	COBRA continuation coverage as described above upon a termination without “Cause” or for “Good Reason;”

•	his or her earned, but unpaid EICP award determined as described above upon a termination without “Cause” or for “Good Reason;”

•	an amount equal to the excise tax charged to the Named Officer as a result of the receipt of any change of control payments; and

•	all restricted unit and unit options awards held by the Named Officer will automatically vest and become exercisable.

With respect to the definition of “Change of Control,” each of the Named Officers’ employment agreements are the same. “Change of Control” means the first to occur of:

1.	The acquisition by any individual, entity or group (within the meaning of Section 13(d) (3) or 14(d) (2) of the Exchange Act) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of thirty-five percent (35%) or more of either (A) the then-outstanding equity interests of LINN (the “Outstanding Linn Energy Equity”) or (B) the combined voting power of the then-outstanding voting securities of LINN entitled to vote generally in the election of directors of LINN (the “Outstanding Linn Energy Voting Securities”); provided, however, that, for purposes of this Section 1, the following acquisitions will not constitute a Change of Control: (1) any acquisition directly from LINN, (2) any acquisition by LINN, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by LINN or any affiliated company, or (4) any acquisition by any corporation or other entity pursuant to a transaction that complies with Section (3)(A), Section (3)(B) or Section (3)(C) below;

2.	Any time at which individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by LINN’s unitholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Incumbent Board;

3.	Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving LINN or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of LINN, or the acquisition of assets or equity interests of another entity by LINN or any of its subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Linn Energy Equity and the Outstanding Linn Energy Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then-outstanding equity interests and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation or other entity that, as a result of such transaction, owns LINN or all or substantially all of LINN’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Linn Energy Equity and the Outstanding Linn Energy Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of LINN or such corporation or other entity resulting from such Business Combination) beneficially owns, directly or indirectly, thirty-five percent (35%) or more of, respectively, the then-outstanding equity interests of the corporation or other entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation or other entity, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the corporation or equivalent body of any other entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

4.	Consummation of a complete liquidation or dissolution of LINN.

Excise Taxes

If any benefits payable or otherwise provided under each Named Officer’s employment agreement would be subject to the excise tax imposed by Section 4999 of the Code (Excise Tax), then we will provide for the payment of, or otherwise reimburse the executive for, an amount up to such Excise Tax and any related taxes, fees or penalties thereon.

Non-Competition Provisions

The non-competition provisions of the employment agreements of each of the Named Officers are described above in “Narrative Disclosure to the 2011 Summary Compensation Table.”

Quantification of Payments on Termination

The chart below reflects the amount of compensation to each of LINN’s Named Officers (other than Mr. Linn whose employment with LINN terminated on December 31, 2011) in the event of termination of such officer’s employment pursuant to his or her employment agreement and our LTIP. The amount of compensation payable to each Named Officer upon voluntary termination with “Good Reason,” involuntary termination other than for “Cause,” termination following a “Change of Control” and the occurrence of the “Disability” or death of the executive is shown below. The amounts shown are calculated assuming that such termination was effective as of December 31, 2011, and thus include amounts earned through such time (other than amounts payable pursuant to LINN’s Retirement Savings Plan) and are estimates of the amounts which would be paid to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of the Named Officer’s actual separation from LINN.

Name and Reason for Termination	Severance Pay ($)	Bonus ($)(4)	Health Benefits ($)	Early Vesting of Equity Awards ($)(a)	Estimated Tax Gross Up ($)(5)	Total ($)
Mark E. Ellis (1)
Without cause or good reason	1,500,000	750,000	40,105	12,429,238	—	14,719,343
Change of Control	5,400,000	750,000	60,157	12,429,238	—	18,639,395
Disability or Death	—	750,000	—	12,429,238	—	13,179,238
Kolja Rockov (2)
Without cause or good reason	830,000	373,500	29,357	5,105,155	—	6,338,012
Change of Control	2,212,500	373,500	36,697	5,105,155	—	7,727,852
Disability or Death	—	373,500	—	5,105,155	—	5,478,655
Arden L. Walker, Jr. (2)
Without cause or good reason	830,000	373,500	27,767	3,828,836	—	5,060,103
Change of Control	1,900,000	373,500	27,767	3,828,836	—	6,130,103
Disability or Death	—	373,500		3,828,836	—	4,202,336
Charlene A. Ripley (3)
Without cause or good reason	750,000	300,000	31,670	3,385,569	—	4,467,239
Change of Control	1,470,000	300,000	31,670	3,385,569	—	5,187,239
Disability or Death	—	300,000	—	3,385,569	—	3,685,569

(a)	Closing price of LINN units on December 30, 2011 was $37.91. All awards under the LTIP fully vest upon termination without cause, good reason, disability or a change of control (as each is defined in the respective employment agreements).
(1)	If Mr. Ellis’s employment is terminated without cause or by employee for good reason, his employment agreement provides that, in addition to the amounts earned but unpaid, (1) he will receive a lump sum severance payment of two times his base salary at the highest rate in effect at any time during the thirty-six (36) month period immediately preceding the termination (Severance Pay), (2) LINN will pay its portion of COBRA continuation coverage, as well as pay certain costs of continuing medical coverage for Mr. Ellis for up to six months after the expiration of the maximum required period under COBRA; and 3) all of Mr. Ellis’s granted but unvested awards under the LTIP shall immediately vest.

If Mr. Ellis is terminated without cause or by him for good reason during the period beginning six (6) months prior to a Change of Control and ending two (2) years following a Change of Control (COC Period), he is entitled to the same severance benefits described above, except that 1) the Severance Pay will be three times the sum of a) his highest base salary in effect at any time during the 36 month period immediately preceding termination (Highest Base Salary) and b) his highest annual EICP award in the 36 months prior to the change of control (Highest EICP Award) and 2) the period for continued coverage of medical benefits will be up to eighteen months after the expiration of the maximum required by COBRA. Mr. Ellis will also receive a gross up of any Excise Tax (Excise Tax Gross Up) and of any Section 409A penalties and interest.

(2)	If either of Mr. Rockov or Mr. Walker is terminated without cause or by him for good reason, his employment agreement provides for severance benefits substantially similar to Mr. Ellis. If Mr. Rockov or Mr. Walker is terminated without cause or by him for good reason during the COC Period, each will be entitled to substantially the same benefits as Mr. Ellis except that 1) his Severance Pay is 2.5 times the sum of his Highest Base Salary and Highest EICP Award and 2) the period for continued coverage of medical benefits will be up to twelve months after the expiration of the maximum required period under COBRA. Mr. Rockov’s and Mr. Walker’s employment agreements include the Excise Tax Gross Up but no gross up for penalties or interest under Section 409A.
(3)	If Ms. Ripley is terminated without cause or by her for good reason, her employment agreement provides for severance benefits substantially similar to Mr. Ellis. If Ms. Ripley is terminated without cause or by her for good reason during the COC Period, she will be entitled to substantially the same benefits as Mr. Ellis, except 1) Severance Pay shall be two times the sum of her Highest Base Salary and Highest EICP Award and 2) the period for continued coverage of medical benefits will remain up to six months after the expiration of the maximum required period under COBRA. Ms. Ripley’s employment agreement includes the Excise Tax Gross Up but no gross up for penalties or interest under Section 409A.
(4)	The amounts listed under Bonus represent each Named Officer’s target EICP award for 2011. As described above under “Payments Made Upon Termination Without Cause or for Good Reason,” if the Named Officer was employed for the entire previous year but was terminated prior to the Compensation Committee finally determining his or her EICP award for the preceding year (in the hypothetical case presented in the table above, on December 31, 2011), he or she would have received his or her target EICP award. The Compensation Committee determined actual EICP awards for 2011 performance on January 26, 2012; the actual awards for each Named Officer are identified in column (g) of the Summary Compensation Table, but are not reflected in the table above.
(5)	Using a hypothetical termination date of December 31, 2011, LINN determined that none of its Named Officers would have “excess parachute payments” as defined in Section 280G of the Code; thus none would be entitled to a tax gross up.

Our Director Compensation

Officers or employees of Linn Energy, LLC who also serve as our directors will not receive additional compensation. Each independent director will receive an annual fee of $7,500 for his services to us plus $500 for each meeting of the board of directors or a committee of the board of directors of LinnCo that he attends from LINN. In addition, each independent director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees of LinnCo. Each director is indemnified by us for actions associated with being a director to the full extent permitted under Delaware law.

LINN’s Director Compensation

LINN uses a combination of cash and unit-based incentive compensation to attract and retain qualified candidates to serve on its Board. In setting director compensation, LINN considers the significant amount of time that directors expend in fulfilling their duties to LINN as well as the skill level required by us of members of LINN’s Board.

Annual Retainer and Fees. In 2011, each independent director (as determined by LINN’s Board pursuant to applicable NASDAQ listing standards) received the following cash compensation for serving on our Board:

•	An annual cash retainer of $50,000 paid in four installments quarterly;

•	A per meeting fee of $1,500, payable quarterly;

•	A per committee meeting fee of $1,000, payable quarterly; and

•	Committee chair fees (each payable quarterly) of:

•	$15,000 for the Audit Committee chair;

•	$7,500 for the Nominating and Governance Committee chair; and

•	$10,000 for the Compensation Committee chair.

In January 2012, in connection with the appointment of a lead director of the Board, the Committee approved a $10,000 per year fee to be paid to the lead director beginning in 2012.

Restricted Unit Grant. In January 2011, the Compensation Committee approved an annual grant of 4,663 restricted units to each of LINN’s independent directors. Restricted units are granted under LINN’s LTIP and vest over three years. The restricted units have the same terms and conditions as grants made to LINN’s Named Officers.

2011 Director Summary Compensation Table

The table below summarizes the compensation we paid to LINN’s independent directors for the fiscal year ended December 31, 2011.

(a) Name (1)	(b) Fees Earned or Paid in Cash ($)	(c) Unit Awards ($) (2) (3)	(d) Option Awards ($) (2)	(e) All Other Compensation ($) (4)	(f) Total ($)
George A. Alcorn	90,000	180,038	—	54,170	324,208
Terrence S. Jacobs	82,500	180,038	—	54,170	316,708
Joseph P. McCoy	97,500	180,038	—	46,070	323,608
Jeffrey C. Swoveland	92,500	180,038	—	54,170	326,708

(1)	Michael C. Linn, LINN’s former Executive Chairman, and Mark E. Ellis, LINN’s Chairman, President and Chief Executive Officer, are not included in this table as each was LINN’s employee in 2011 and thus received no additional compensation for his service as director. Mr. Linn’s and Mr. Ellis’s compensation is shown in the Summary Compensation Table above.
(2)	Reflects the aggregate grant date fair value of 2011 awards computed in accordance with FASB ASC Topic 718. The following represents outstanding unit grant awards as of December 31, 2011:

Director	Phantom Unit Awards (#)	Value at Grant Date ($)	Vested Phantom Units (#)	Vested Unit Options (#)	Strike Price ($)	Restricted Unit Awards (#)	Value at Grant Date ($)
George A. Alcorn	9,946	277,918	9,946	2,000	20.18	10,117	293,683
Terrence S. Jacobs	9,946	277,918	9,946	—	—	10,117	293,683
Joseph P. McCoy	6,946	196,798	6,946	—	—	10,117	293,683
Jeffrey C. Swoveland	9,946	277,918	9,946	10,000	20.18	10,117	293,683

(3)	In addition, the Committee approved the following restricted unit grants to LINN’s directors on January 26, 2012:

Director	Restricted Unit Awards (#)	Value at Grant Date ($)
George A. Alcorn	4,770	177,826
Terrence S. Jacobs	4,770	177,826
Michael C. Linn	4,770	177,826
Joseph P. McCoy	4,770	177,826
Jeffrey C. Swoveland	4,770	177,826

(4)	Reflects the dollar amount of distributions paid in 2011 on the phantom and restricted units reported in (2) above.

Security Ownership of Certain Beneficial Owners and Management

Prior to this offering, none of our directors or officers have owned any of our shares or voting shares.

The following table sets forth as of September 25, 2012, the number of LINN units beneficially owned by: (i) each person who is known to LINN to beneficially own more than 5% of a class of units; (ii) the current directors and nominees of LINN’s board of directors; (iii) each of the following 2011 named officers of LINN: Michael C. Linn, LINN’s former Executive Chairman, Mark E. Ellis, LINN’s Chairman, President and Chief Executive Officer, Kolja Rockov, LINN’s Executive Vice President and Chief Financial Officer, Arden L. Walker, Jr., LINN’s Executive Vice President and Chief Operating Officer and Charlene A. Ripley, LINN’s Senior Vice President and General Counsel; and (iv) all directors and executive officers of LINN as of July 27, 2012 as a group. LINN obtained certain information in the table from filings made with the SEC. Unless otherwise noted, each beneficial owner has sole voting power and sole investment power.

Name of Beneficial Owner(1)	Units Beneficially Owned	Percentage of Units Beneficially Owned
Mark E. Ellis(2)(3)(4)	1,151,410	*
Kolja Rockov (2)(3)(5)	747,626	*
Arden L. Walker, Jr.(2)(3)(6)	392,118	*
Charlene A. Ripley(2)(3)(7)	316,004	*
George A. Alcorn(2)(3)(8)	25,615	*
David D. Dunlap(2)(3)	4,770	*
Terrence S. Jacobs(2)(3)(9)	248,365	*
Michael C. Linn(2)(3)	574,326	*
Joseph P. McCoy(2)(3)	29,710	*
Jeffrey C. Swoveland(2)(3)(10)	31,615	*
All executive officers and directors as a group (11 persons)(11)	3,735,219	1.88%

*	Less than 1% of class based on 199,607,250 units outstanding as of September 25, 2012.
(1)	To LINN’s knowledge after reviewing Schedule 13G/Ds filed with the SEC, LINN is not aware of any holders who beneficially own more than 5% of its units.
(2)	The address of each beneficial owner, unless otherwise noted, is c/o Linn Energy, LLC, 600 Travis, Suite 5100, Houston, Texas 77002.
(3)	Includes unvested restricted unit awards that vest in equal installments, generally over approximately three years. Please see “Outstanding Equity Awards at December 31, 2011” for vesting schedule of unvested awards for all except Mr. Dunlap. Mr. Dunlap joined our Board in May 2012. His restricted units vest in equal 1/3 installments beginning January 19, 2014.
(4)	Includes 360,765 units underlying options currently exercisable. Includes 407,228 units Mr. Ellis has pledged to secure certain personal accounts.
(5)	Includes 400 units as custodian under certain Uniform Gifts to Minors Accounts (UGMA) for immediate family members as to which Mr. Rockov disclaims beneficial ownership. Includes 205,225 units Mr. Rockov has pledged to secure certain personal accounts and 368,225 units underlying options currently exercisable.
(6)	Includes 153,550 units underlying options currently exercisable.
(7)	Includes 142,275 units underlying options currently exercisable.
(8)	Includes 2,000 units underlying options currently exercisable.
(9)	Includes 4,250 units owned indirectly by Mr. Jacobs as UGMA custodian for immediate family members and 140,000 units owned indirectly by Mr. Jacobs through Penneco Exploration Co LLC, a company of which, through a trust, Mr. Jacobs owns 50% of the voting interests.
(10)	Includes 10,000 units underlying options currently exercisable.
(11)	Percentage ownership of executive officer and directors is based on total units outstanding as of June 30, 2012.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Relationship with Linn Energy, LLC

General. On the completion of this offering, we will own LINN units representing approximately 13.2% of LINN’s outstanding units. LINN controls our management and operations through its ownership of our sole voting share.

Omnibus Agreement. Concurrent with the closing of this offering, we will enter into an agreement with LINN (the “Omnibus Agreement”) pursuant to which LINN will agree to provide us certain financial, legal, accounting, tax advisory, financial advisory and engineering services or to pay on our behalf or reimburse us for any expenses incurred in connection with securing these services from third parties, as well as printing costs and other administrative and out-of-pocket expenses we incur, along with any other expenses we will incur in connection with this offering or any future offering of our shares or as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to our shareholders, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees. LINN will also provide us with cash management services, including treasury services with respect to the payment of dividends and allocation of reserves for taxes. These cash management services are intended to optimize the use of our cash on hand and to reduce the likelihood of a change in the amount of any dividend paid to our shareholders across periods other than as a result of any change in the amount of distributions paid by LINN. In addition, LINN will indemnify us and our officers and directors for damages suffered or costs incurred (other than income taxes payable by us) in connection with carrying out our activities. Finally, LINN has granted us a license to utilize its trademarks.

Future Offerings. We will purchase from LINN a number of LINN units equal to the number of shares we sell in any future offering for an amount equal to the net proceeds of such offering (after deducting underwriting discounts but before payment of other offering expenses). As a result, LINN will indirectly bear the cost of any underwriting discounts associated with future offerings of our shares.

Indemnification of Officers and Directors

Our limited liability company agreement provides that we will generally indemnify officers and members of our board of directors to the fullest extent permitted by the law against all losses, claims, damages or similar events. Our limited liability company agreement is filed as an exhibit to the registration statement. Subject to any terms, conditions or restrictions set forth in our limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act (the “LLC Act”) empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against all claims and demands whatsoever. We also intend to enter into individual indemnity agreements with each of our executive officers and directors which supplement the indemnification provisions in our limited liability company agreement.

DESCRIPTION OF OUR SHARES

The shares represent limited liability company interests in us. The holders of shares are entitled to receive dividends and exercise the rights or privileges available to shareholders under our limited liability company agreement. Please read “Description of the Limited Liability Company Agreements—Our Limited Liability Company Agreement.” Upon the completion of this offering, assuming the underwriters do not exercise their option to purchase additional shares, we will have 30,250,000 shares outstanding.

Voting Rights

The shares you own will not entitle you to vote on the election of our directors. LINN owns the voting share entitled to vote to elect our directors and will elect all of our directors. Owners of our shares will vote only on the specified matters described in “Description of the Limited Liability Company Agreements—Our Limited Liability Company Agreement—Voting Rights.”

As a holder of LINN units, we will be entitled to vote on all matters on which holders of LINN units are entitled to vote, which provides our shareholders the ability to indirectly influence LINN’s management. We will submit to a vote of our shareholders, as described in “Description of the Limited Liability Company Agreements—Our Limited Liability Company Agreement—Voting Rights,” any matter submitted to us by LINN for a vote of holders of LINN units. We will vote our LINN units in the same manner that our shareholders vote (or refrain from voting) their shares for or against a proposal, including non-votes or abstentions.

Dividends

We will pay dividends on our shares of the cash we receive as distributions in respect of our LINN units, net of reserves for income taxes payable by us, within five business days after we receive such distributions. If distributions are made on the LINN units other than in cash, we will pay a dividend on our shares in substantially the same form, provided that we will sell a portion of such distribution to reserve for income taxes payable by us, as determined by our Board of Directors, and provided further that if LINN makes a distribution on the LINN units in the form of additional LINN units, we would distribute an equal number of additional shares to our shareholders such that, immediately following such distributions, the number of our shares outstanding is equal to the number of LINN units we hold.

Issuance of Additional Shares

Our limited liability company agreement authorizes us to issue an unlimited number of additional shares and voting shares for the consideration and on the terms and conditions determined by our board of directors, and to make awards of common and derivative securities pursuant to employee benefit plans, without the approval of our shareholders. Our shareholders will not have preemptive rights to acquire additional shares or our other securities.

Maintenance of Ratio of Shares to Units

Our limited liability company agreement provides that the number of our outstanding shares will at all times equal the number of LINN units we own. In connection with any future offering of our shares, LINN will sell us a number of LINN units equal to the number of shares sold in such offering for an amount equal to the net proceeds of such offering. If there is a change in the number of LINN units we own, we will issue to all shareholders a share dividend or effect a share split or combination to provide that at all times the number of shares outstanding equals the number of LINN units we own. In addition, if we make any award of common or derivative securities in connection with any employee benefit plan, LINN will sell us, upon the earlier of the issuance of such common shares or the exercise or vesting of such derivative shares, an equal number of LINN units for the same consideration, if any, we receive from the award recipient. In the event of a share repurchase, LINN would agree to purchase an equal number of LINN units from us, or take any other such action as may be reasonable, to maintain the one-to-one ratio of shares to LINN units.

Transfer Agent and Registrar

American Stock Transfer & Trust Company has agreed to act as our transfer agent and will serve as registrar and transfer agent for the shares. We pay all fees charged by the transfer agent for transfers of shares (which are reimbursed by LINN under the Omnibus Agreement), except for the following fees that will be paid by shareholders:

•	surety bond premiums to replace lost or stolen certificates;

•	taxes and other governmental charges;

•	special charges for services requested by a holder of a shares; and

•	other similar fees or charges.

There will be no charge to holders for disbursements of our cash dividends. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Shares

By acceptance by us of a transfer of shares in accordance with our limited liability company agreement, each transferee of shares will be admitted as a shareholder with respect to the shares transferred when such transfer and admission is reflected on our books and records with or without execution of our limited liability company agreement. Additionally, each transferee of shares:

•	becomes the record holder of such shares;

•	is deemed to agree to be bound by the terms and conditions of, and is deemed to have executed and delivered our limited liability company agreement;

•	represents that the transferee has the capacity, power and authority to enter into the limited liability company agreement;

•	grants powers of attorney to our officers and any liquidator of our company as specified in the limited liability company agreement; and

•	makes the consents and waivers contained in our limited liability company agreement.

Until a share has been transferred on our books and records, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the share as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF THE LINN UNITS

The LINN units represent limited liability company interests in LINN. The holders of units are entitled to participate in distributions and exercise the rights or privileges available to unitholders under LINN’s limited liability company agreement. Please read “Description of the Limited Liability Company Agreements—LINN’s Limited Liability Company Agreement.” As of September  25, 2012, LINN had 199,607,250 units outstanding. No other member interests are outstanding.

LINN’s Cash Distribution Policy

LINN must distribute on a quarterly basis all of its available cash to holders of the LINN units. LINN’s limited liability company agreement defines “available cash” as, for each fiscal quarter, all cash on hand at the end of the quarter less the amount of cash reserves established by the LINN board of directors to:

•	provide for the proper conduct of business (including reserves for future capital expenditures, future debt service requirements, and anticipated credit needs); and

•	comply with applicable laws, debt instruments or other agreements;

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made.

Working capital borrowings are borrowings that will be made under LINN’s revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to unitholders. LINN is prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default is existing, under its credit facility.

LINN’s ability to pay distributions is also subject to restrictions contained in the Credit Facility and the indentures governing its Senior Notes.

Timing of Distributions

LINN pays distributions on its units within 45 days after each March 31, June 30, September 30 and December 31 to unitholders of record on the applicable record date.

Issuance of Additional Units

LINN’s limited liability company agreement authorizes it to issue an unlimited number of additional securities and rights to buy securities for the consideration and on the terms and conditions determined by its board of directors without the approval of the unitholders. It is possible that LINN will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units LINN issues will be entitled to share equally with the then-existing holders of units in its distributions of available cash. In addition, the issuance of additional units or other equity securities may dilute the value of the interests of the then-existing holders of units in LINN’s net assets. In accordance with Delaware law and the provisions of its limited liability company agreement, LINN may also issue additional securities that, as determined by its board of directors, may have special voting rights to which the units are not entitled. The holders of units will not have preemptive rights to acquire additional units or other securities.

Voting Rights

Unitholders have the right to vote with respect to the election of LINN’s board of directors, certain amendments to its limited liability company agreement, the merger of LINN or the sale of all or substantially all of its assets, and the dissolution of LINN. See “Description of the Limited Liability Company Agreements—LINN’s Limited Liability Company Agreement—Voting Rights.”

Exchange Listing

LINN’s units are traded on The NASDAQ Global Select Market under the symbol “LINE.”

Transfer Agent and Registrar

American Stock Transfer & Trust Company is LINN’s transfer agent and serves as registrar and transfer agent for the units. LINN pays all fees charged by the transfer agent for transfers of units, except for the following fees that will be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates;

•	taxes and other governmental charges;

•	special charges for services requested by a holder of a unit; and

•	other similar fees or charges.

There will be no charge to holders for disbursements of LINN’s cash distributions. LINN will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

The transfer agent may at any time resign, by notice to LINN, or be removed by LINN. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, LINN is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Units

By acceptance by LINN of a transfer of units in accordance with LINN’s limited liability company agreement, each transferee of units will be admitted as a unitholder with respect to the units transferred when such transfer and admission is reflected on LINN’s books and records with or without execution of LINN’s limited liability company agreement. Additionally, each transferee of units:

•	becomes the record holder of such units;

•	is deemed to agree to be bound by the terms and conditions of, and is deemed to have executed LINN’s limited liability company agreement;

•	represents that the transferee has the capacity, power and authority to enter into the limited liability company agreement;

•	grants powers of attorney to LINN’s officers and any liquidator of LINN as specified in the limited liability company agreement; and

•	makes the consents and waivers contained in the limited liability company agreement.

Until a unit has been transferred on LINN’s books, it and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF THE LIMITED LIABILITY COMPANY AGREEMENTS

The following information and the information included under “Description of our Shares” and “Description of the LINN Units” summarizes the material information contained in our limited liability company agreement and LINN’s limited liability company agreement. For more detailed information, you should read LINN’s limited liability company agreement, which is included as exhibit 3.1 to LINN’s Current Report on Form 8-K filed September 7, 2010 and incorporated by reference as an exhibit to our registration statement filed with the SEC in connection with this offering, and our limited liability company agreement, a copy of which has been filed as an exhibit to our registration statement filed with the SEC in connection with this offering. Please read “Where You Can Find More Information.”

Our Limited Liability Company Agreement

We summarize the following provisions of our limited liability company agreement elsewhere in this prospectus:

•	with regard to dividends, please read “Description of our Shares—Dividends.”

•	with regard to issuances of additional shares, please read “Description of our Shares—Issuance of Additional Shares.”

•	with regard to the transfer of shares, please read “Description of our Shares—Transfer of Shares.”

Organization and Duration

LinnCo was formed in April 2012 and will remain in existence unless and until dissolved, wound up and terminated in accordance with our limited liability company agreement.

Purpose

Our purpose is to acquire, hold, transfer and otherwise dispose of LINN units and any cash or other securities or property distributed to us in respect of our ownership of LINN units, to provide for our officers and directors to exercise, at the direction of our shareholders, all the rights of a LINN unitholder under LINN’s Limited Liability Company Agreement and the LLC Act, and to take any other action permitted by or in accordance with our limited liability company agreement.

U.S. Federal Income Tax Status as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes.

Shareholders

LINN is our founding member and owns our sole voting share. Our other members will be the owners of common shares. LINN, as the holder of our sole voting share, will have the sole right to elect our directors.

Capital Contributions

Shareholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

The LLC Act provides that a shareholder who receives a distribution and knew at the time of the distribution that the distribution was in violation of the LLC Act will be liable to us for the amount of the distribution for three years from the date of the distribution. Under the LLC Act, we may not make a distribution to a shareholder if, after the distribution, all of our liabilities, other than liabilities to shareholders in respect of their shares and liabilities for which the recourse of creditors is limited to specific property of LinnCo, would exceed the fair value of our assets. For the purpose of determining the fair value of our assets, the LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in our assets only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a shareholder is liable for the obligations of his assignor to make contributions to us, except that the assignee is not obligated for liabilities unknown to him at the time he became a shareholder and that could not be ascertained from our limited liability company agreement.

The Board

Our business and affairs will be managed by or under the direction of a board of directors. Members of the board will be elected, and may be removed, solely by the owner of the voting share. The initial board will consist of seven directors, and its membership at the closing of this offering will be identical to LINN’s board of directors. The authority and function of the board of directors will be identical to the authority and functions of a board of directors of a corporation organized under the General Corporation Law of the State of Delaware, or DGCL, although the directors’ fiduciary duties will be limited as described in “—Board of Directors; Fiduciary Duties.”

The board will hold regular meetings from time to time and special meetings at any time as may be necessary. Regular meetings may be held without notice on dates set by the board from time to time. Special meetings of the board may be called on 24 hour’s notice to each director upon request of the chairman of the board, or upon the written request of any three directors to our secretary. A quorum for a regular or special meeting will exist when a majority of the directors are participating in the meeting either in person or by conference telephone or video conference. Any action required or permitted to be taken at a meeting may be taken without a meeting, without prior notice and without a vote if all of the directors then in office sign a written consent authorizing the action.

The board can establish committees composed of one or more directors and can delegate power and authority without limitation to these committees. We anticipate that we will have an audit committee composed of our five independent directors, Messrs. Alcorn, Dunlap, Jacobs, McCoy and Swoveland, upon the closing of this offering. We do not anticipate having any other board committees, including a compensation committee or a nominating and corporate governance committee. See “Risk Factors—Risks Inherent in an Investment in LinnCo—We are a “controlled company” within the meaning of the NASDAQ’s rules and intend to rely on exemptions from various corporate governance requirements immediately following the closing of this offering.” Pursuant to the Omnibus Agreement, LINN will be responsible for any compensation paid to our officers and directors. See “Certain Relationships and Related Transactions—Our Relationship with Linn Energy, LLC —Omnibus Agreement.”

Officers and Employees

The board can appoint and terminate officers with or without cause at any time as it may determine. The board can delegate power and authority of any officer to any other officer or agent. The authority and function of our officers will be identical to the authority and functions of officers of a corporation organized under the DGCL, except with respect to fiduciary duties. LINN’s employees are expected to provide us with services required for our operation and administration. The costs of these services will be borne by LINN. Our initial officers will be the same individuals who serve as officers of LINN.

Capital Structure

Our present capital structure consists of two classes of shares: (1) the common shares, which are the class of shares being sold in this offering; and (2) the voting shares, of which there is currently one share outstanding, held by LINN. We are authorized to issue an unlimited number of additional voting shares and shares of the class being sold in this offering. Additional classes or series of securities may be created with the approval of the board, provided that any such additional class or series must be approved by a vote of holders of a majority of our outstanding shares and by the holder(s) of our voting share(s), voting as separate classes. Our shareholders will not have preemptive or preferential rights to acquire additional shares or other securities of us.

Dissolution and Winding Up

We will be dissolved and wound up only: (1) upon entry of a judicial decree of dissolution in accordance with the LLC Act, (2) upon an election by our board of directors that is approved by the owner(s) of the voting share(s) and by the holders of a majority of the outstanding shares of the class sold in this offering, voting as separate classes, (3) if we cease to own any LINN units (whether as a result of a merger of LINN or otherwise) and the owner(s) of the voting share(s) approve such dissolution, (4) in the event of a sale or other disposition of all or substantially all of our assets other than in connection with certain non-cash mergers involving LINN, (5) if at any time we have no members, unless a member is admitted to LinnCo and LinnCo is continued without dissolution in accordance with the LLC Act, (6) a merger of LINN in which securities of another entity are exchanged for all of the outstanding LINN units, unless (a) LINN’s successor is treated as a partnership for U.S. federal income tax purposes and (b) such successor agrees in writing to assume LINN’s obligations under our limited liability company agreement and the Omnibus Agreement, (7) if we are required to tender all of our LINN units upon an election by a person to purchase all of the outstanding LINN units pursuant to the limited call right provided in LINN’s limited liability company agreement or any similar provision applicable to LINN units or (8) the sale by LINN of all or substantially all of its assets in one or more transactions for cash and a distribution of such cash to LINN unitholders. In the event that we are dissolved, our affairs will be wound up and all our remaining assets, after payments to creditors and satisfaction of other obligations, will be distributed to the holders of the outstanding shares.

Non-Citizen Assignee; Redemption

If we or LINN becomes subject to federal, state or local laws or regulations that, in the reasonable determination of our board of directors, create a substantial risk of cancellation or forfeiture of any property we or LINN have an interest in because of the nationality, citizenship or other related status of any shareholder or assignee, we may redeem, upon 30 days’ advance notice, the shares held by such shareholder or assignee at their current market price. To avoid any cancellation or forfeiture, our board of directors may require each shareholder or assignee to furnish information about his nationality, citizenship or related status. If a shareholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our board of directors determines after receipt of the information that a shareholder or assignee is not an eligible citizen, such shareholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted shareholder, a non-citizen assignee does not have the right to direct the voting of his shares and may not receive distributions in kind upon the liquidation of LinnCo.

Exculpation and Indemnification

Notwithstanding any express or implied provision of our limited liability company agreement, or any other legal duty or obligation, none of our directors or officers or the owner(s) of the voting share(s) or its officers, directors or affiliates will be liable to us, our affiliates or any other person for breach of fiduciary duty, except for acts or omissions not in good faith. Additionally, our directors will not be responsible for any misconduct or negligence on the part of an agent appointed by our board of directors in good faith. See “—Fiduciary Duties” for a description of good faith.

Under our limited liability company agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by law, from and against all losses, expenses (including attorneys’ fees), judgments, fines, damages, penalties, interest, liabilities and settlement amounts actually and reasonably incurred by any director or officer, or while serving as a director or officer, any person who is or was serving as a director, officer, employee, partner, manager, fiduciary or trustee of LinnCo or any other entity. However, such directors, officers and persons are only entitled to indemnification if they acted in good faith and, with respect to any criminal proceeding or action, had no reasonable cause to believe that such conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere shall not of itself create a presumption that such good faith standard was not met. Additionally, we may indemnify any person who is or was an employee (other than an officer) or agent of us or LINN who is a party to a threatened, pending or completed action, suit or proceeding, to the extent permitted by law and authorized by our board of directors.

Any indemnification under our limited liability company agreement will be paid by LINN directly or indirectly on our behalf. We are authorized to purchase, or have LINN purchase on our behalf, insurance against liabilities asserted against and expenses incurred by directors, officers and other persons in connection with our activities or their activities on our behalf, regardless of whether we would have the power to indemnify the person against liabilities under our limited liability company agreement.

Amendments

Amendments to our limited liability company agreement may be proposed only by or with the consent of our board of directors. Except as our limited liability company agreement provides, amendments to our limited liability company agreement and to our certificate of formation can be approved in writing solely by the owner(s) of our voting share(s). Approval of a majority of our outstanding shares and voting shares, voting as separate classes, is required for any amendment which:

•

is determined by our board of directors, in its good faith, to have a material adverse effect on the preferences or rights associated with our shares (including as compared to other classes of shares);

•	reduces the time for any notice to which the holders of our shares may be entitled;

•	enlarges the obligations of our shareholders;

•	alters the circumstances under which LinnCo could be dissolved and wound up;

•	changes the term of existence of LinnCo;

•	alters the provisions that require us and LINN to take actions to maintain a one-to-one ratio between the number of our shares outstanding and the number of LINN units we own;

•	alters voting procedures or the requirement that we vote our LINN units in accordance with the votes of our shareholders and deliver the director nominations and proposals of our shareholders to LINN;

•	alters the provisions regarding Terminal Transactions;

•	alters the provisions requiring shareholder approval for issuances of additional types of securities and certain mergers of LinnCo;

•	changes our covenants or the covenants of LINN; or

•	alters the circumstances under which our limited liability company may be amended.

Certain amendments will not be considered material and may be made by our board of directors without the approval of our shareholders, including amendments:

•	made in order to meet the requirements of applicable securities and other laws and regulations and exchange rules;

•	to effect the intent expressed in this prospectus of the provisions of our limited liability company agreement;

•	to facilitate the ability of our shareholders to obtain the benefits of, or to otherwise facilitate the consummation of, a Terminal Transaction;

•

that our board of directors determines in its good faith will not have a material adverse effect on the preferences or rights associated with our shares (including as compared to other classes of shares);

•	to change our name, the location of our principal place of business, our registered agent or our registered office;

•	to effect the admission, substitution, withdrawal or removal of members in accordance with our limited liability company agreement;

•

to effect the merger of us into, or the conveyance of all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity that is taxed as a corporation for U.S. federal income tax purposes;

•

to effect a change that the board of directors determines to be necessary or appropriate for us to qualify or continue our qualification as an entity in which the members have limited liability under the laws of any state or to ensure that we will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

•	to effect a change in the fiscal or taxable year of LinnCo;

•

to effect an amendment that is necessary, in the opinion of our counsel, to prevent us, members of our board, or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	to effect an amendment that our board of directors determines to be necessary or appropriate for the authorization and the issuance of additional common shares, voting shares or derivative securities;

•	to effect any amendment expressly permitted in our limited liability company agreement to be made by the board of directors acting alone;

•	to effect an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our limited liability company agreement;

•	to effect a merger, conversion or conveyance effected in accordance with our limited liability company agreement;

•	that are necessary as a result of an amendment to the limited liability company agreement of LINN; and

•	to effect any other amendments substantially similar to any of the matters described in the clauses above.

For more information regarding the voting rights of our shareholders and other amendments we may make, please read “—Voting Rights.”

Meetings; Approvals

All notices of meetings of shareholders shall be sent or otherwise given in accordance with our limited liability company agreement not less than 10 nor more than 60 calendar days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the purpose or purposes for which the meeting is called, as determined by the board of directors or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the common and voting shareholders. Any previously scheduled meeting of the shareholders may be postponed, and any special meeting of the shareholders may be canceled, by resolution of the board of directors upon public notice given prior to the date previously scheduled for such meeting of shareholders.

Any action required or permitted to be taken by our shareholders (other than actions by the owner(s) of our voting share(s), which may be taken by written consent) must be taken at a duly called annual or special meeting of shareholders and may not be taken by any consent in writing by such shareholders.

Special meetings of our shareholders may only be called by a majority of our board of directors or by the owner(s) of our voting share(s). The owners of the class of shares being sold in this offering do not have the right to call a meeting of the shareholders. Shareholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding shares of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the shareholders requires approval by holders of a greater percentage of the shares, in which case the quorum shall be the greater percentage.

All matters submitted to the shareholders for approval will be determined by a majority of the votes cast by holders of the shares entitled to vote, except where a greater percentage is required by the LLC Act, by the rules of any national securities exchange on which our shares are listed, or by our limited liability company agreement.

Shares held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of shares under our limited liability company agreement will be delivered to the record holder who is entitled to vote at such meeting by us or by the transfer agent.

Voting Rights

The following matters require the shareholder vote specified below:

Election of members of the board of directors	The shares that are being sold in this offering are not entitled to vote to elect our board of directors.

The sole voting share that is entitled to vote to elect our board of directors is owned by LINN.

Issuance of additional common or voting shares	No approval right.

Creation of additional classes of shares	Majority of outstanding shares and a majority of our voting share(s), voting as separate classes.

Amendment, alteration, repeal or waiver of any provision of our limited liability company agreement	Majority of outstanding shares and a majority of our voting share(s), voting as separate classes, for certain amendments as described in “—Amendments.”

Certain amendments will not be considered material and may be made by our board of directors without the approval of our shareholders, as described in “—Amendments.”

Amendment, alteration, repeal or waiver of any provision of the Omnibus Agreement	Majority of outstanding shares, if such amendment materially adversely affects the preferences or rights of our shareholders (as determined by our board of directors).

Certain amendments to the Omnibus Agreement will not be considered material and may be made by our board of directors without the approval of our shareholders, including amendments:

•	to effect the intent of the provisions of the Omnibus Agreement;

•	to facilitate the ability of our shareholders to obtain the benefits of, or otherwise facilitate the consummation of, a Terminal Transaction;

•	to reflect any change in circumstances as a result of certain non-cash mergers involving LINN; or

•	that our board of directors determines in its good faith will not have a material adverse effect on the preferences or rights associated with the shares.

Merger of LinnCo or the sale of all or substantially all of its assets (other than in connection with a Terminal Transaction or to effect a mere change in legal form)	Majority of outstanding shares and a majority of our voting share(s), voting as separate classes.

Dissolution of LinnCo (other than in connection with a Terminal Transaction)	Majority of outstanding shares and a majority of our voting share(s), voting as separate classes.

LINN will not be prohibited from exercising any voting rights with respect to any shares it may own.

Fiduciary Duties

Our limited liability company agreement has modified, waived and limited fiduciary duties of our directors and officers that would otherwise apply at law or in equity and replaced such duties with a contractual duty requiring our directors and officers to act in good faith. For purposes of our limited liability company agreement, a person shall be deemed to have acted in good faith if the person subjectively believes that the action or omission of action is in, or not opposed to, the best interests of LinnCo. In addition, any action or omission of action shall be deemed to be in, or not opposed to, the best interests of LinnCo and our shareholders if the director or officer taking such action or omission of action subjectively believed that such action or omission of action is in, or not opposed to, the best interest of LINN and all its unitholders, taken together.

In taking (or refraining from taking) any action or making any recommendation to our shareholders, our directors and officers, in determining whether such action or recommendation is in the best interest of LinnCo and our shareholders, will be permitted, but not required, to take into account the totality of the relationship between LINN and LinnCo. In addition, when acting in their individual capacities or as officers or directors of LINN or any affiliate of LINN, our directors will not be required to act in good faith and will not be obligated to take into account the interests of LinnCo or our shareholders when taking (or refraining from taking) any action or making any recommendation.

Our limited liability company agreement permits our directors and affiliates of our directors to engage in outside business interests or activities in preference to or to the exclusion of us and to engage in business interests that directly compete with us, provided that the affiliate or director does not engage in such competing businesses as a result of or using confidential information provided by or on behalf of us to such director. Additionally, our directors do not have any contractual obligation or express or implied legal duty to present business opportunities to us that become available to their affiliates, and neither we nor any of our shareholders have any rights in any business ventures of a director, and the pursuit of any such ventures, even if in competition with us, are not a breach of any duty of such director otherwise existing at law, in equity or otherwise.

Agreement to be Bound by Limited Liability Company Agreement; Power of Attorney

By purchasing one of our shares, you will be admitted as a shareholder of our company and will be deemed to have agreed to be bound by the terms of our limited liability company agreement. Under that agreement, each shareholder and each person who acquires a share from a shareholder grants to our board of directors (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our limited liability company agreement. Such power of attorney shall be irrevocable and deemed coupled with an interest and shall survive a shareholder’s death, disability, dissolution, bankruptcy or termination.

Covenants

Our limited liability company agreement provides that our activities generally will be limited to owning LINN units and further includes covenants that prohibit us from (other than in connection with a Terminal Transaction):

•	borrowing money or issuing debt;

•	selling, pledging or otherwise transferring any LINN units;

•	issuing options, warrants or other securities entitling the holder to purchase our shares (other than in connection with employee benefit plans);

•	liquidating, merging (other than to effect a mere change in legal form) or recapitalizing;

•	revoking or changing our election to be treated as a corporation for U.S. federal income tax purposes;

•	using the proceeds from sales of our shares other than to purchase LINN units; or

•

agreeing to any amendment to the Omnibus Agreement that has a material adverse effect on the preferences or rights of any shareholder, other than any amendment that (A) effects the intent of the provisions of the Omnibus Agreement, (B) facilitates the ability of the shareholders to obtain the benefits of, or otherwise facilitates the consummation of, a Terminal Transaction, (C) reflects any change in circumstances as a result of certain non-cash mergers involving LINN, or (D) the board of directors determines, in its good faith, will not have a material adverse effect on the preferences or rights of the shares.

These provisions can be amended or waived by the owners of a majority of our outstanding common and voting shares, voting as separate classes, as described above under “—Meetings; Approvals.”

In addition, LINN has agreed under our limited liability company agreement that neither it nor any of its affiliates will take any action that would result in LINN and its affiliates ceasing to control the voting power of LinnCo except (1) in connection with a Terminal Transaction in which LINN’s successor: (A) is treated as a partnership for U.S. federal income tax purposes; and (B) assumes all of LINN’s obligations under our limited liability company agreement and the Omnibus Agreement; or (2) upon the vote of a majority of the common shareholders.

These covenants can be amended or waived by the owners of a majority of our outstanding shares as described under “—Meetings; Approvals” above.

Terminal Transactions Involving LINN

Mergers. If the LINN unitholders are asked to approve a merger of LINN with another entity, we will submit the merger for a vote of our shareholders and will vote our LINN units in the same manner that our shareholders vote (or refrain from voting) their shares.

Cash Consideration. In a merger involving LINN in which LINN unitholders receive cash, you will be entitled to receive any cash we receive for our LINN units, net of reserves for income taxes payable by us as determined by our board of directors.

Non-Cash Consideration. In a merger involving LINN in which securities of another entity are exchanged for all of the outstanding LINN units, you will be entitled to receive the securities received in connection with such merger (other than securities sold to establish reserves for income taxes payable by us) and we will dissolve and wind up our affairs, unless:

•	LINN’s successor would be treated as a partnership for U.S. federal income tax purposes; and

•	the surviving entity agrees to assume the obligations of LINN under our limited liability company agreement and the Omnibus Agreement.

Tender Offers. If a third party makes a tender offer for LINN units, LINN may, but will not be obligated to, cooperate with such third party to make a tender offer to our shareholders or otherwise facilitate participation of our shareholders in the tender offer for LINN units.

Going Private Transaction. If at any time a person owns more than 90% of the outstanding LINN units, such person may elect to purchase all, but not less than all, of the remaining outstanding LINN units at a price equal to the higher of the current market price (as defined in LINN’s limited liability company agreement) and the highest price paid by such person or any of its affiliates for any LINN units purchased during the 90-day period preceding the date notice was mailed to the LINN unitholders informing them of such election. In this case, we will be required to tender all of our outstanding LINN units and distribute the cash we receive, net of income taxes payable by us, to our shareholders. Following such distribution, we will cancel all of our outstanding shares and dissolve and wind up our affairs.

Sale of All or Substantially All of LINN’s Assets. If LINN sells all or substantially all of its assets in one or more transactions for cash and makes a distribution of such cash to its unitholders, we will distribute the cash we receive, net of income taxes payable by us, to our shareholders, and dissolve and wind up our affairs.

Change in Tax Treatment of LINN. If LINN or its successor ceases to be treated as a partnership for U.S. federal income tax purposes, LINN or such successor will have the right to cause us to merge with and into LINN, in which case each of our shareholders would receive a distribution in kind of the LINN units and other property we own, if any, in excess of reserves for net income taxes payable by us.

The transactions described above are referred to as “Terminal Transactions.”

Limited Call Rights

If at any time LINN or any of its affiliates own 80% or more of our then-outstanding securities, LINN has the right, which it may assign to any of its affiliates (including us), to purchase all, but not less than all, of our remaining outstanding shares as of a record date selected by LINN, on at least 10 but not more than 60 days notice. If LINN elects to exercise this purchase right, the purchase price per share will equal the greater of:

•	the highest cash price paid by LINN or any of its affiliates for any of our shares purchased within the 90 days preceding the date on which LINN first mails notice of its election to shareholders; and

•	the current market price as of the date three days before the date the notice is mailed.

If a person acquires more than 90% of the outstanding LINN units, such person may require us to tender all of our outstanding LINN units for cash, in which case we will distribute the cash we receive to our shareholders pro rata. Following such distribution, we will cancel all of our outstanding shares and dissolve and wind up our affairs. See “—Terminal Transactions Involving LINN—Going Private Transaction” above.

Merger, Sale or Other Disposition of Assets

Other than in connection with a Terminal Transaction, our board of directors is generally prohibited, without the prior approval of the holders of a majority of our outstanding common shares and the holder(s) of our voting share(s), voting as separate classes, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or otherwise.

Our board of directors may merge us into, or convey all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity that will be treated as a corporation for U.S. federal income tax purposes.

Our shareholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable Delaware law in connection with any merger or consolidation, sale of all or substantially all of our assets or any other transaction or event.

Books and Records

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax purposes, our year end is December 31.

We will furnish or make available to record holders of shares, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants in accordance with the requirements of the Securities Exchange Act of 1934 (the “Exchange Act.”). Except for our fourth quarter, we will also furnish or make available summary financial information in accordance with the requirements of the Exchange Act.

Right to Inspect Books and Records

In addition to the reports referred to above in “—Books and Records,” our limited liability company agreement provides that a shareholder can, for a purpose reasonably related to his interest as a shareholder, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each shareholder;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each shareholder and the date on which each became a shareholder;

•	information regarding the status of our business and financial condition;

•	copies of our limited liability company agreement, our certificate of formation, related amendments and powers of attorney under which they have been executed; and

•	other such information regarding our affairs as is just and reasonable and consistent with the stated purposes of the written demand.

Our board of directors may, and intends to, keep confidential from our shareholders information that it believes to be in the nature of trade secrets or other information, the disclosure of which our board of directors believes in good faith is not in our or LINN’s best interests, information that could damage our company or LINN or information that we or LINN are required by law, by the rules of any national securities exchange on which the shares are listed or by agreements with a third party to keep confidential (other than agreements with affiliates that are designed to circumvent the above obligations). These provisions are deemed to replace the default provisions under Section 18-305 of the LLC Act.

Anti-Takeover Provisions

Our limited liability company agreement contains specific provisions that are intended to discourage a person or group from attempting to take control of LinnCo or LINN without the approval of our board of directors. Specifically, our limited liability company agreement provides that we will elect to have Section 203 of the Delaware General Corporation Law apply to us as if we were a Delaware corporation and our shares were voting stock. In addition, LINN has agreed not to engage in any business combination with any entity or person deemed to be an interested shareholder (as described below) to the same extent as if such entity or person were an interested shareholder with respect to LINN under Section 203. Under these provisions, such a holder will not be permitted to enter into a merger or business combination with us or LINN unless:

•	prior to such time, our or LINN’s board of directors approved either the business combination or the transaction that resulted in the shareholder’s becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder’s becoming an interested shareholder, the interested shareholder owned at least 85% of the outstanding voting shares at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

•	by persons who are directors and also officers;

•	by employee benefit plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by our or LINN’s board of directors and authorized at an annual or special meeting of the shareholders, and not by written consent, by the affirmative vote of at least a majority of the outstanding voting shares that are not owned by the interested shareholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the company and the interested shareholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested shareholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any shares of the company to the interested shareholder;

•	any transaction involving the company that has the effect of increasing the proportionate share of the shares of any class or series of the company beneficially owned by the interested shareholder; or

•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.

In general, by reference to Section 203, an “interested shareholder” is any entity or person who or which beneficially owns (or within three years did own) 15% or more of the outstanding voting shares of the company and any entity or person affiliated with or controlling or controlled by such entity or person. In addition, our limited liability company agreement specifically includes as an interested shareholder any entity or person that beneficially owns (or within three years did own) a voting interest equal to 15% or more of the outstanding LINN units by way of holding our shares or LINN units, or a combination thereof; provided, that this limitation does not include any entity or person that holds a voting interest above the 15% limitation as a result of action taken solely by us or our affiliates. For purposes of determining whether an entity or person is an interested shareholder, the number of our shares and LINN units deemed to be outstanding shall include the shares and LINN units owned by such entity or person but shall not include unissued shares and LINN units that may be issuable pursuant to an agreement or upon exercise of conversion rights, warrants or options, or otherwise. No entity or person deemed to be an interested shareholder pursuant to the above provisions will have any voting rights with respect to any business combination involving us or LINN until such business combination is approved by us or LINN, as the case may be, in accordance with Section 203.

The existence of these provisions would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our or LINN’s board of directors, including discouraging attempts that might result in a premium over the market price for shares held by shareholder.

LINN’s Limited Liability Company Agreement

Organization

Linn Energy, LLC was formed in April 2005 and will remain in existence unless and until dissolved in accordance with its limited liability company agreement.

Purpose

Under LINN’s limited liability company agreement, it is permitted to engage, directly or indirectly, in any activity that its board of directors approves and that a limited liability company organized under Delaware law lawfully may conduct; provided, that the board of directors shall not cause LINN to engage, directly or indirectly, in any business activities that it determines would cause it to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes.

Although LINN’s board of directors has the ability to cause it and its operating subsidiaries to engage in activities other than the exploitation, development and production of natural gas reserves, LINN’s board of directors has no current plans to do so. The board of directors is authorized in general to perform all acts it deems to be necessary or appropriate to conduct LINN’s business.

Board of Directors; Fiduciary Duties

LINN’s limited liability company agreement provides that its business and affairs shall be managed by or under the direction of its board of directors, which shall have the power to appoint its officers. The limited liability company agreement further provides that the authority and function of the board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the Delaware General Corporation Law, or DGCL. Finally, LINN’s limited liability company agreement provides that except as specifically provided therein, the fiduciary duties and obligations owed to the limited liability company and to the members shall be the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively.

LINN’s limited liability company agreement permits affiliates of its directors to engage in outside business interests or activities in preference to or to the exclusion of LINN and to engage in business interests that directly compete with LINN, provided that the affiliate does not engage in such competing businesses as a result of or using confidential information provided by or on behalf of LINN to such director. Additionally, LINN’s directors do not have any contractual obligation or express or implied legal duty to present business opportunities to LINN that become available to their affiliates, and neither LINN nor any of its subsidiaries or members have any rights in any business ventures of a director.

In addition, LINN’s limited liability company agreement establishes a conflicts committee of its board of directors, consisting solely of independent directors, which will be authorized to review transactions involving potential conflicts of interest. If the conflicts committee approves such a transaction, or if a transaction is on terms generally available from third parties or an action is taken that is fair and reasonable to LINN, unitholders will not be able to assert that such approval constituted a breach of fiduciary duties owed to them by LINN’s directors and officers.

Agreement to be Bound by Limited Liability Company Agreement; Power of Attorney

By purchasing units in LINN, LinnCo will be admitted as a unitholder of LINN and will be deemed to have agreed to be bound by the terms of its limited liability company agreement. Pursuant to this agreement, each unitholder and each person who acquires a unit from a unitholder grants to LINN Energy’s Chief Executive Officer, President and Secretary (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for its qualification, continuance or dissolution. The power of attorney also grants the Chief Executive Officer, President and Secretary (and, if appointed, a liquidator) the authority to make certain amendments to, and to make consents and waivers under and in accordance with, LINN’s limited liability company agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “ —Limited Liability.”

Limited Liability

Unlawful Distributions. The LLC Act provides that a unitholder who receives a distribution and knew at the time of the distribution that the distribution was in violation of the LLC Act shall be liable to the company for the amount of the distribution for three years from the date of the distribution. Under the LLC Act, a limited liability company may not make a distribution to a unitholder if, after the distribution, all liabilities of the company, other than liabilities to unitholders with respect to their membership interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted unitholder of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to him at the time he became a unitholder and that could not be ascertained from the limited liability company agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which LINN Does Business. LINN’s subsidiaries currently conduct business in the States of Texas, Oklahoma, Kansas, Louisiana, New Mexico, Michigan, Illinois, California, North Dakota and Wyoming. They may decide to conduct business in other states, and maintenance of limited liability for LINN, as a member of its operating subsidiaries, may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying the subsidiaries to do business there. Limitations on the liability of unitholders for the obligations of a limited liability company have not been clearly established in many jurisdictions. LINN operates in a manner that its board of directors considers reasonable and necessary or appropriate to preserve the limited liability of its unitholders.

Voting Rights

The following matters require the unitholder vote specified below:

Election of members of the board of directors	LINN currently has seven directors. Its limited liability company agreement provides that it will have a board of not less than three and no more than eleven members. Holders of LINN units, voting together as a single class, will elect its directors. Please read “—Election of Members of LINN’s Board of Directors.”

Issuance of additional units	No approval right.

Amendment of the limited liability company agreement	Certain amendments may be made by LINN’s board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Limited Liability Company Agreement.”

Merger of LINN or the sale of all or substantially all of its assets	Unit majority.

Dissolution of LINN	Unit majority.

Issuance of Additional Securities

LINN’s limited liability company agreement authorizes it to issue an unlimited number of additional securities and authorizes it to buy securities for the consideration and on the terms and conditions determined by its board of directors without the approval of the unitholders.

From time to time, LINN may fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units LINN issues will be entitled to share pro rata with the then-existing holders of units in its distributions of available cash. In addition, the issuance of additional units or other equity securities may dilute the value of the interests of the then-existing holders of units in LINN’s net assets.

In accordance with Delaware law and the provisions of its limited liability company agreement, LINN may also issue additional securities that, as determined by its board of directors, may have special voting or other rights to which the units are not entitled.

The holders of units will not have preemptive or preferential rights to acquire additional units or other securities.

Election of Members of LINN’s Board of Directors

At each annual meeting of unitholders, members of LINN’s board of directors are elected by its unitholders and are subject to re-election on an annual basis.

Removal of Members of the Board of Directors

Any director may be removed, with or without cause, by the holders of a majority of the outstanding units then entitled to vote at an election of directors.

Amendment of the Limited Liability Company Agreement

General. Amendments to LINN’s limited liability company agreement may be proposed only by or with the consent of LINN’s board of directors. To adopt a proposed amendment, other than the amendments discussed below, LINN’s board of directors is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of LINN’s unitholders to consider and vote upon the proposed amendment. Except as LINN’s limited liability company agreement provides, an amendment must be approved by a unit majority.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any unitholder without its consent, unless approved by at least a majority of the type or class of member interests so affected;

•	provide that LINN is not dissolved upon an election to dissolve LINN by the board of directors that is approved by a unit majority;

•	change the term of existence of LINN; or

•	give any person the right to dissolve LINN other than its board of directors’ right to dissolve it with the approval of a unit majority.

The provision of LINN’s limited liability company agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 75% of the outstanding units, voting together as a single class.

No Unitholder Approval. LINN’s board of directors may generally make amendments to its limited liability company agreement without the approval of any unitholder or assignee to reflect:

•	a change in LINN’s name, the location of its principal place of business, its registered agent or its registered office;

•	the admission, substitution, withdrawal or removal of members in accordance with its limited liability company agreement;

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the merger of LINN or any of its subsidiaries into, or the conveyance of all of its assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity;

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a change that the board of directors determines to be necessary or appropriate for LINN to qualify or continue its qualification as a company in which the members have limited liability under the laws of any state or to ensure that neither it, its operating subsidiaries nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

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an amendment that is necessary, in the opinion of our counsel, to prevent LINN, members of its board, or its officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that the board of directors determines to be necessary or appropriate for the authorization of additional securities or rights to acquire securities;

•	any amendment expressly permitted in the limited liability company agreement to be made by the board of directors acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the limited liability company agreement;

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any amendment that LINN’s board of directors determines to be necessary or appropriate for the formation by it of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by its limited liability company agreement;

•	a change in LINN’s fiscal year or taxable year and related changes;

•	a merger, conversion or conveyance effected in accordance with the limited liability company agreement; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, LINN’s board of directors may make amendments to its limited liability company agreement without the approval of any unitholder or assignee if its board of directors determines that those amendments:

•	do not adversely affect the unitholders (including any particular class of unitholders as compared to other classes of unitholders) in any material respect;

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are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

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are necessary or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading, compliance with any of which the board of directors deems to be in the best interests of LINN and its unitholders;

•	are necessary or appropriate for any action taken by the board of directors relating to splits or combinations of units under the provisions of the limited liability company agreement; or

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are required to effect the intent expressed in this prospectus or the intent of the provisions of the limited liability company agreement or are otherwise contemplated by the limited liability company agreement.

Opinion of Counsel and Unitholder Approval. LINN’s board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to its unitholders or result in our being treated as an entity for U.S. federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to LINN’s limited liability company agreement will become effective without the approval of holders of at least 90% of the units unless it obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any unitholder.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of unitholders whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

LINN’s board of directors is generally prohibited, without the prior approval of the holders of a unit majority from causing it to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of its subsidiaries, provided that its board of directors may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of its assets without that approval. The board of directors may also sell all or substantially all of LINN’s assets under a foreclosure or other realization upon the encumbrances above without that approval.

If the conditions specified in LINN’s limited liability company agreement are satisfied, LINN’s board of directors may merge LINN or any of its subsidiaries into, or convey all of its assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in its legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of the assets or any other transaction or event.

Termination and Dissolution

LINN will continue as a company until terminated under its limited liability company agreement. LINN will dissolve upon: (1) the election of its board of directors to dissolve it if approved by the holders of a unit majority; (2) the sale, exchange or other disposition of all or substantially all of the assets and properties of LINN and its subsidiaries; or (3) the entry of a decree of judicial dissolution of LINN in accordance with the LLC Act.

Liquidation and Distribution of Proceeds

Upon dissolution of LINN, the liquidator authorized to wind up LINN’s affairs will, acting with all of the powers of the board of directors of LINN that the liquidator deems necessary or desirable in its judgment, sell or otherwise dispose of LINN’s assets. The liquidator will first apply the proceeds of liquidation to the payment of LINN’s creditors and then distribute any remaining proceeds to the LINN unitholders in accordance with, and to the extent of, the positive balances in their respective capital accounts in their units, as adjusted to reflect any gain or loss upon the sale or other disposition of LINN’s assets in liquidation. The liquidator may defer liquidation or distribution of LINN’s assets for a reasonable period of time or distribute assets to unitholders in kind if it determines that a sale would be impractical or would cause undue loss to LINN’s unitholders.

Anti-Takeover Provisions

LINN’s limited liability company agreement contains specific provisions that are intended to discourage a person or group from attempting to take control of LINN without the approval of the board of directors. Specifically, the limited liability company agreement provides that LINN will elect to have Section 203 of the Delaware General Corporation Law apply to LINN as if it were a Delaware corporation and our shares were voting stock. Under this provision, such a holder will not be permitted to enter into a merger or business combination with LINN unless:

•	prior to such time, LINN’s board of directors approved either the business combination or the transaction that resulted in the unitholder’s becoming an interested unitholder;

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upon consummation of the transaction that resulted in the unitholder’s becoming an interested unitholder, the interested unitholder owned at least 85% of the outstanding units at the time the transaction commenced, excluding for purposes of determining the number of units outstanding those units owned:

•	by persons who are directors and also officers;

•	by employee unit plans in which employee participants do not have the right to determine confidentially whether units held subject to the plan will be tendered in a tender or exchange offer; or

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at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of the unitholders, and not by written consent, by the affirmative vote of at least a majority of the outstanding voting units that are not owned by the interested unitholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the company and the interested unitholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested unitholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any units of the company to the interested unitholder;

•	any transaction involving the company that has the effect of increasing the proportionate share of the units of any class or series of the company beneficially owned by the interested unitholder; or

•	the receipt by the interested unitholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.

In general, by reference to Section 203, an “interested unitholder” is any entity or person who or which beneficially owns (or within three years did own) 15% or more of the outstanding voting units of the company and any entity or person affiliated with or controlling or controlled by such entity or person.

The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by LINN’s board of directors, including discouraging attempts that might result in a premium over the market price for units held by unitholders.

Limited Call Right

If at any time any person owns more than 90% of the then-issued and outstanding membership interests of any class, such person will have the right, which it may assign in whole or in part to any of its affiliates or to LINN, to acquire all, but not less than all, of the remaining membership interests of the class held by unaffiliated persons as of a record date to be selected by LINN’s management, on at least 10 but not more than 60 days’ notice. The unitholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by such person for any membership interests of the class purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase those membership interests; or

•	the closing market price as of the date three days before the date the notice is mailed.

As a result of this limited call right, a holder of membership interests in LINN may have his membership interests purchased at an undesirable time or price. Please read “Risk Factors—Risks Inherent in an Investment in LinnCo—Your shares are subject to limited call rights that could result in your having to involuntarily sell your shares at a time or price that may be undesirable.” The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. Please read “Material U.S. Federal Income Tax Consequences.”

Meetings; Voting

All notices of meetings of unitholders shall be sent or otherwise given in accordance with Section 11.4 of LINN’s limited liability company agreement not less than 10 nor more than 60 calendar days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the unitholders (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board of directors intends to present for election. Any previously scheduled meeting of the unitholders may be postponed, and any special meeting of the unitholders may be canceled, by resolution of the board of directors upon public notice given prior to the date previously scheduled for such meeting of unitholders.

Any action required or permitted to be taken by the unitholders must be effected at a duly called annual or special meeting of unitholders and may not be effected by any consent in writing by such unitholders.

Meetings of the unitholders may only be called by a majority of the board of directors. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in LINN, although additional units having special voting rights could be issued. Please read “—Issuance of Additional Securities.” Units held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under the limited liability company agreement will be delivered to the record holder by LINN or by the transfer agent.

Non-Citizen Assignees; Redemption

If LINN or any of its subsidiaries is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the board of directors, create a substantial risk of cancellation or forfeiture of any property that it has an interest in because of the nationality, citizenship or other related status of any unitholder or assignee, LINN may redeem, upon 30 days’ advance notice, the units held by the unitholder or assignee at their current market price. To avoid any cancellation or forfeiture, the board of directors may require each unitholder or assignee to furnish information about his nationality, citizenship or related status. If a unitholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or the board of directors determines after receipt of the information that the unitholder or assignee is not an eligible citizen, the unitholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted unitholder, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon the liquidation of LINN.

Exculpation and Indemnification

Notwithstanding any express or implied provision of its limited liability company agreement, or any other legal duty or obligation, none of LINN’s officers, directors or affiliates will be liable to LINN, LINN’s affiliates or any other person for breach of fiduciary duty, except for a breach of the duty of loyalty to LINN or its members, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, or for any transaction from which a director derived an improper personal benefit. Additionally, LINN’s directors will not be responsible for any misconduct or negligence on the part of an agent appointed by LINN’s board of directors in good faith.

Under the terms of its limited liability company agreement and subject to specified limitations, LINN will indemnify to the fullest extent permitted by law, from and against all losses, expenses (including attorneys’ fees), judgments, fines, penalties, interest, settlement amounts, claims, damages or similar events any director or officer, or while serving as a director or officer, any person who is or was serving as a tax matters member or as a director, officer, tax matters member, employee, partner, manager, fiduciary or trustee of LINN or any of its affiliates. However, such directors, officers and persons are only entitled to indemnification if they acted in good faith and in a manner reasonably believed to be in (or not opposed to) LINN’s best interests and, with respect to any criminal proceeding or action, had no reasonable cause to believe that such conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere shall not of itself create a presumption that such good faith and reasonable belief standards were not met. Additionally, LINN may indemnify any person who is or was an employee (other than an officer) or agent of LINN who is a party to a threatened, pending or completed action, suit or proceeding, to the extent permitted by law and authorized by LINN’s board of directors.

Any indemnification under the limited liability company agreement will only be out of LINN’s assets. LINN is authorized to purchase insurance against liabilities asserted against and expenses incurred by directors, officers and other persons in connection with LINN’s activities or their activities on behalf of LINN, regardless of whether it would have the power to indemnify the person against liabilities under its limited liability company agreement.

Books and Reports

LINN is required to keep appropriate books of its business at its principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, LINN’s fiscal year is the calendar year.

LINN will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by its independent public accountants. Except for our fourth quarter, LINN will also furnish or make available summary financial information within 90 days after the close of each quarter.

LINN will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of unitholders can be avoided. LINN’s ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying it with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies LINN with information.

Right To Inspect LINN’s Books and Records

LINN’s limited liability company agreement provides that a unitholder can, for a purpose reasonably related to his interest as a unitholder, upon written reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each unitholder;

•	a copy of LINN’s tax returns;

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information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each unitholder and the date on which each became a unitholder;

•	copies of the limited liability company agreement, the certificate of formation of LINN, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of LINN’s business and financial condition; and

•	any other information regarding its affairs as is just and reasonable.

LINN’s board of directors may, and intends to, keep confidential from its unitholders information that it believes to be in the nature of trade secrets or other information, the disclosure of which the board of directors believes in good faith is not in LINN’s best interests, information that could damage LINN or its business, or information that it is required by law, by the rules of any national securities exchange on which the shares are listed or by agreements with a third party to keep confidential.

Comparison of LINN’s Units with Our Shares

The following table compares important features of the LINN units with our shares.

	LINN Units	LinnCo Shares
Numbers of units and shares	199,607,250 units outstanding as of September 25, 2012.	One voting share currently outstanding. 30,250,000 shares to be issued in this offering.

Distributions and Dividends	On a quarterly basis, LINN is required to distribute to the owners of all classes of its units an amount equal to its available cash.

On a quarterly basis, LinnCo is required to pay a dividend equal to the amount of cash received from LINN in respect of the LINN units owned by LinnCo, less reserves for income taxes payable by LinnCo.

For each of the periods ending December 31, 2012, 2013, 2014 and 2015, we estimate that LinnCo’s income tax liability will be between 2% and 5% of the cash distributed to LinnCo.

Dissolution	LINN will dissolve upon: (1) the election of its board of directors to dissolve it if approved by the holders of a unit majority; (2) the sale, exchange or other disposition of all or substantially all of the assets and properties of LINN and its subsidiaries; or (3) the entry of a decree of judicial dissolution of LINN.	We will be dissolved and wound up only (1) upon entry of a judicial decree of dissolution in accordance with the LLC Act, (2) upon an election by our board of directors that is approved by the owner(s) of the voting share(s) and by the holders of a majority of the outstanding shares of the class sold in this offering, voting as separate classes, (3) if we cease to own any LINN units (whether as a result of a merger of LINN or otherwise) and the owner(s) of the voting share(s) approve such dissolution, (4) in the event of a sale or other disposition of all or substantially all of our assets other than in connection with certain non-cash mergers involving LINN, (5) if at any time we have no members, unless a member is admitted to LinnCo and LinnCo is continued without dissolution in accordance with the LLC Act, (6) a merger of LINN in which securities of another entity are exchanged for all of the outstanding LINN units, unless (a) LINN’s successor is treated as a partnership for U.S. federal income tax purposes and (b) such successor agrees in writing to assume LINN’s obligations under our limited liability company agreement and the Omnibus Agreement, (7) if we are required to tender all of our LINN units upon an election by a person

	LINN Units	LinnCo Shares

to purchase all of the outstanding LINN units pursuant to the limited call right provided in LINN’s limited liability company agreement or any similar provision applicable to LINN units or (8) the sale by LINN of all or substantially all of its assets in one or more transactions for cash and a distribution of such cash to LINN unitholders. In the event that we are dissolved, our affairs will be wound up and all our remaining assets, after payments to creditors and satisfaction of other obligations, will be distributed to the holders of the outstanding shares.

If LINN or its successor is treated as a corporation for U.S. federal income tax purposes, LINN or such successor will have the right to cause us to merge with and into LINN, in which case our shareholders would receive distributions in kind of LINN units and other property we own, if any, after payments to creditors and satisfaction of other obligations.

Voting	Unitholders have the right to vote with respect to the election of LINN’s directors, certain amendments to LINN’s limited liability company agreement, the merger of LINN or the sale of all or substantially all of its assets and the dissolution of LINN.

Our shareholders are not entitled to vote to elect our board of directors.

Our shareholders will be entitled to vote on certain fundamental matters affecting us, such as certain amendments to our limited liability company agreement, certain mergers of our company, the sale of all or substantially all of our assets and our voluntary dissolution and winding up.

We will submit to a vote of our shareholders any matter submitted by LINN to a vote of its unitholders, including the election of LINN’s directors. We will vote the LINN units that we hold in the same manner as the owners of our shares vote (or refrain from voting) their shares on those matters.

	LINN Units	LinnCo Shares

Limited Call Rights	If at any time a person owns more than 90% of the outstanding LINN units, such person may elect to purchase all, but not less than all, of the remaining outstanding units at a price equal to the higher of the current market price (as defined in	If LINN or any of its affiliates own 80% or more of our shares, LINN has the right, which it may assign to any of its affiliates, to purchase all of our remaining outstanding shares, at a purchase price not less than the then-current market price of our shares.

	LINN’s limited liability company agreement) or the highest price paid by such person or any of its affiliates for any LINN units purchased during the 90-day period preceding the date notice was mailed to the LINN unitholders informing them of such election.	In addition, we may be required to sell our LINN units in the event that a person owns more than 90% of the outstanding LINN units and exercises the call right associated therewith. In such event, we will distribute to the holders of outstanding shares of all classes any cash we receive, net of any income taxes payable by us and after payments to creditors and satisfaction of other obligations, and our shares will be canceled and we will be dissolved.

Listing Exchange	Units are traded on the NASDAQ Global Select Market under the symbol “LINE.”	Our shares have been approved for listing on the NASDAQ Global Select Market under the symbol “LNCO.” The voting share(s) will not be listed for trading on any stock exchange.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, we will have outstanding 30,250,000 shares. All of the shares sold in the offering will be freely tradable without restriction.

Prior to the offering, there has been no public trading market for our shares. Sales of substantial amounts of shares in the open market, or the perception that those sales could occur, could adversely affect prevailing market prices and could impair our ability to raise capital in the future through the sale of our equity securities.

Our limited liability company agreement provides that we may issue an unlimited number of common shares and voting shares without a vote of our shareholders. Any issuance of additional common shares would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the dividends to and market price of, shares then outstanding. Please read “Description of Our Shares—Issuance of Additional Shares.”

LinnCo, LINN and their officers and directors have agreed, subject to certain exceptions, not to sell any common shares beneficially owned by them for a period of 180 days from the date of this prospectus and not to sell any LINN units beneficially owned by them for a period of 90 days from the date of this prospectus. Please read “Underwriting (Conflicts of Interest)—Conflicts of Interest” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Scope of Discussion

The following is a discussion of the material U.S. federal income tax consequences relating to an investment in the shares. This discussion is limited to holders that hold the shares as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). For purposes of this discussion, “holder” means either a U.S. holder (as defined below) or a non-U.S. holder (as defined below) or both, as the context may require.

This discussion does not address any aspect of non-income taxation, any state, local or foreign taxation or the effect of any tax treaty. Moreover, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances or, except as specifically discussed below, to holders who may be subject to special treatment under U.S. federal income tax laws, such as:

•	banks, thrifts, insurance companies and other financial institutions;

•	tax-exempt organizations;

•	partnerships or other pass-through entities (or their investors or beneficiaries);

•	regulated investment companies and mutual funds;

•	real estate investment trusts;

•	dealers or traders in stocks and securities, foreign currencies or notional principal contracts;

•	holders subject to the alternative minimum tax provisions of the Code;

•	certain expatriates or former long-term residents of the United States;

•	U.S. holders that have a functional currency other than the U.S. dollar;

•	personal holding companies;

•	“controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax;

•	holders that own, or are deemed to own, more than 5% of the shares;

•	holders that received shares as compensation for the performance of services or pursuant to the exercise of options or warrants; or

•	holders that hold shares as part of a hedge, conversion or constructive sale transaction, straddle, wash sale or other risk reduction transaction or other integrated transaction.

If a partnership (including an entity or other arrangement treated as a partnership for U.S. federal income tax purposes) is an owner of shares, the tax treatment of a partner will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partners of partnerships that are owners of shares should consult their tax advisors.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinions of Baker Botts L.L.P. (“Counsel”).

In providing this opinion, Counsel has examined and is relying upon the truth and accuracy at all relevant times of this prospectus, the registration statement of which this prospectus forms a part, representations made by us and LINN and such other records and documents as in Counsel’s judgment are necessary or appropriate to enable Counsel to provide this opinion. Counsel has not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.

This opinion is based upon Counsel’s interpretation of the Code, its regulations, court decisions, published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to change or differing interpretations, possibly with retroactive effect. This opinion is rendered as of the date of this prospectus, and Counsel assumes no obligation to advise us or you of any change in fact, circumstances or law which may alter, affect or modify this opinion. This opinion is not binding on the IRS or a court, and no ruling has been or will be obtained from the IRS regarding any of the matters addressed in this opinion. As a result, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the matters addressed in this opinion.

THIS DISCUSSION IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES RELATING TO AN INVESTMENT IN THE SHARES. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR FACTS AND CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

LINN Partnership Status

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income” within the meaning of Section 7704(d) of the Code. If a publicly traded partnership meets this exception and has not elected to be treated as a corporation, it will be treated as a partnership for U.S. federal income tax purposes.

Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation and marketing of natural resources, including crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. LINN estimates that less than 5% of its current gross income is not qualifying income; however, this estimate could change from time to time.

Subject to the assumptions, qualifications and limitations set forth above, Counsel is of the opinion that at least 90% of LINN’s current gross income constitutes qualifying income, that LINN will be treated as a partnership for U.S. federal income tax purposes and that LINN’s principal operating subsidiary, Linn Energy Holdings, LLC (the “Operating Company”), will be disregarded as an entity separate from LINN for U.S. federal income tax purposes. In providing this opinion, Counsel has relied upon representations made by LINN that:

•	neither LINN nor the Operating Company has elected or will elect to be treated as a corporation; and

•

for each taxable year since LINN’s inception, more than 90% of LINN’s gross income will be income that Counsel has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

LinnCo U.S. Federal Income Taxation

We have elected to be treated as a corporation for U.S. federal income tax purposes. Thus, we are obligated to pay U.S. federal income tax on our net taxable income. Currently, the maximum regular U.S. federal income tax rate for a corporation is 35%, but we may be subject to a 20% alternative minimum tax on our alternative minimum taxable income to the extent that the alternative minimum tax exceeds our regular income tax.

Although the Code generally provides that a regulated investment company does not pay an entity-level income tax, provided that it distributes all or substantially all of its income, we do not meet the current tests for qualification as a regulated investment company under the Code because most or substantially all of our investments will consist of investments in LINN units. The regulated investment company tax rules therefore have no application to us.

Consequences to U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences that will apply to U.S. holders. The term “U.S. holder” means a beneficial owner of shares that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident alien of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof of the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Distributions on the Shares

Because we are a corporation, rather than a partnership, for U.S. federal income tax purposes, a holder will not receive a Schedule K-1 from us and will not include its allocable share of our income, gains, losses or deductions in computing the holder’s own taxable income. Distributions paid with respect to our shares will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Our earnings and profits generally will equal the taxable income allocated to us by LINN, with certain adjustments. These adjustments include recovering depreciation, depletion and intangible drilling costs more slowly than permitted in computing taxable income and will generally result in our having earnings and profits in excess of our taxable income. Distributions in excess of our earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the shares and will reduce (but not below zero) such basis. A distribution in excess of our earnings and profits and the U.S. holder’s tax basis in the shares will be treated as capital gain realized on the sale or exchange of such shares. All distributions on our shares will be reportable to holders on Form 1099-DIV.

We estimate that for each of the periods ending December 31, 2012, 2013, 2014 and 2015, you will recognize an amount of taxable dividend income that will be between 0% and 60% of the cash dividends paid to you during each such period. The excess of the cash dividends that you receive over your taxable dividend income during each such period will reduce your tax basis in your shares. After December 31, 2015, the ratio of taxable dividend income to cash dividends may increase due to reduced depletion deductions if the rate of LINN’s oil and natural gas production from LINN’s reserves declines over time and reduced depreciation deductions allowable in each succeeding year under the accelerated depreciation schedule applicable to LINN’s assets. Moreover, as described above, all distributions made in excess of our earnings and profits and a holder’s tax basis in our shares will be taxable to the holder in full as capital gain. These estimates are based upon assumptions with respect to LINN’s earnings from its operations, the amount of those earnings allocated to us, our income tax liabilities and the amount of the distributions paid to us by LINN, including assumptions that LINN will not significantly decrease its drilling activity and that there will not be an issuance of significant additional units by LINN without a corresponding increase in the aggregate tax deductions generated by LINN. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control, including the enactment of proposed legislation that would eliminate the current deduction of intangible drilling costs and other tax incentives to the oil and natural gas industry, or a significant increase in oil and natural gas prices. Further, the estimates are based on current tax law and tax reporting positions that we and LINN will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of taxable dividend income to cash dividends could be higher or lower than expected, and any differences could be material and could materially affect the value of the shares.

Distributions that are treated as dividends generally will be taxable as ordinary income to U.S. holders but (i) are expected to be treated as “qualified dividend income” that is currently subject to reduced rates of U.S. federal income taxation for non-corporate U.S. holders and (ii) may be eligible for the dividends received deduction available to corporate U.S. holders, in each case provided that certain holding period requirements are met. Qualified dividend income is currently taxable to non-corporate U.S. holders at a maximum U.S. federal income tax rate of 15% for taxable years beginning before January 1, 2013. Thereafter, qualified dividend income will be taxed at ordinary income rates unless further legislative action is taken. The reduced maximum tax rate on dividends will not apply to dividends received to the extent that the U.S. holder elects to treat such dividends as “investment income,” which may be offset by investment expense.

Certain limitations apply to the availability of the dividends received deduction for corporate holders, including limitations on the aggregate amount of the deduction that may be claimed and limitations based on the holding period of the shares on which the dividend is paid, which holding period may be reduced if the holder engages in risk reduction transactions with respect to its shares.

U.S. holders should consult their own tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the reduced maximum tax rate on dividends and the dividends received deduction.

Sale, Exchange or Other Taxable Disposition of Shares

Generally, the sale, exchange or other taxable disposition of shares will result in taxable gain or loss to a U.S. holder equal to the difference between (1) the amount of cash plus the fair market value of any other property received by such U.S. holder in the sale, exchange or other taxable disposition and (2) such U.S. holder’s adjusted tax basis in the shares. A U.S. holder’s adjusted tax basis in the shares will generally equal its cost for the shares, decreased (but not below zero) by the amount of any distributions treated as a tax-free return of capital as described above under “—Distributions on the Shares.”

Gain or loss recognized on the sale, exchange or other taxable disposition of shares will generally be capital gain or loss and will be long-term capital gain or loss if the shares are held for more than one year. A reduced tax rate on capital gain generally will apply to long-term capital gain of a non-corporate U.S. holder. There are limitations on the deductibility of capital losses.

Investment by Tax-Exempt Investors and Regulated Investment Companies

A tax-exempt investor will not have unrelated business taxable income attributable to its ownership of shares or to its sale, exchange or other disposition of shares unless its ownership of shares is debt-financed. In general, shares would be debt-financed if the tax-exempt investor incurs debt to acquire shares or otherwise incurs or maintains a debt that would not have been incurred or maintained if those shares had not been acquired.

Distributions that constitute dividends with respect to the shares will result in income that is qualifying income for a regulated investment company or a mutual fund. Furthermore, any gain from the sale, exchange or other disposition of shares will constitute gain from the sale, exchange or other disposition of stock or securities and will also result in income that is qualifying income for a regulated investment company. Finally, the shares will constitute qualifying assets to regulated investment companies, which generally must own at least 50% in qualifying assets and not more than 25% in certain non-qualifying assets at the end of each quarter, provided such regulated investment companies do not violate certain percentage ownership limitations with respect to the shares.

Backup Withholding and Information Reporting

In general, distributions in respect of the shares, and the proceeds of a sale, exchange or other taxable disposition of the shares, paid to a U.S. holder are subject to information reporting and may be subject to U.S. federal backup withholding unless the U.S. holder (i) is an exempt recipient or (ii) provides us with a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Consequences to Non-U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences that will apply to non-U.S. holders. The term “non-U.S. holder” means a beneficial owner of shares (other than a partnership) who is not a U.S. holder.

Distributions on the Shares

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base of the non-U.S. holder in the United States). A non-U.S. holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Under applicable Treasury Regulations, a non-U.S. holder (including, in the case of certain non-U.S. holders that are entities, the owner or owners of these entities) will be required to satisfy certain certification requirements as set forth on IRS Form W-8BEN (or other applicable form) in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.

Dividends that are effectively connected with a trade or business carried on by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base of the non-U.S. holder in the United States) generally are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. A non-U.S. holder must satisfy certain certification requirements, including, if applicable, the furnishing of an IRS Form W-8ECI (or other applicable form), for its effectively connected dividends to be exempt from the withholding tax described above. Dividends that are effectively connected with a corporate non-U.S. holder’s conduct of a trade or business in the United States may be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

To the extent distributions paid on our shares exceed our current and accumulated earnings and profits, such distributions will constitute a return of capital and will reduce the adjusted tax basis in such shares, but not below zero. The amounts of any such distribution in excess of such adjusted tax basis will be treated as gain from the sale of shares and will have the tax consequences described under “—Sale, Exchange or Other Taxable Disposition of Shares” below.

Sale, Exchange or Other Taxable Disposition of Shares

Subject to the discussion below under “—Other Recently Enacted Legislation,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on a sale, exchange or other taxable disposition of shares, unless:

•	the non-U.S. holder is an individual present in the United States for 183 days or more during the taxable year of that disposition and certain other conditions are met;

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if a tax treaty applies, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States);

•

our shares constitute a “United States real property interest” by reason of our being a “United States real property holding corporation” (“USRPHC”) and the “regularly traded” exception (discussed below) does not apply to such non-U.S. holder; or

•	the non-U.S. holder does not qualify for an exemption from backup withholding, as discussed in “—Information Reporting and Backup Withholding” below.

An individual non-U.S. holder described in the first bullet point above will be taxed on his or her gains from the sale, exchange or other taxable disposition of shares at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of such non-U.S. holder provided that such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Non-U.S. holders that recognize gain from the sale, exchange or other taxable disposition of shares described in the second bullet point above will be subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States, and in the case of corporate non-U.S. holders, the branch profits tax discussed above also may apply.

If a non-U.S. holder is subject to U.S. federal income tax because of our status as a USRPHC and the regularly traded exception (discussed below) does not apply to such non-U.S. holder, then, in the case of any disposition of shares by the non-U.S. holder, the purchaser may be required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. Non-U.S. holders subject to U.S. federal income tax will also be subject to certain U.S. filing and reporting requirements. We believe that we are a USRPHC. Nevertheless, such income tax and such withholding will not apply unless such non-U.S. holder’s shares (including shares that are attributed to such holder under applicable attribution rules) represent more than 5% of the total fair market value of all of the shares at any time during the five-year period ending on the date of disposition of such shares by the non-U.S. holder, assuming that the shares are “regularly traded” on an established securities market within the meaning of applicable Treasury Regulations, which provide that a class of interests that is traded on an established securities market located in the United States is considered to be regularly traded for any calendar quarter during which it is regularly quoted by brokers or dealers making a market in these interests. We expect to satisfy this regularly traded exception, but this cannot be assured. Prospective investors should consult their own tax advisors regarding the application of the regularly traded exception.

Information Reporting and Backup Withholding

In general, backup withholding will apply to dividends in respect of the shares paid to a non-U.S. holder unless such non-U.S. holder has provided the required certification that it is not a United States person and the payor does not have actual knowledge (or reason to know) that the non-U.S. holder is a United States person or such non-U.S. holder otherwise establishes an exemption from backup withholding. Dividends paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption from backup withholding. Generally, information regarding the amount of distributions paid, the name and address of the recipient and the amount, if any, of tax withheld will be reported to the IRS and to the recipient even if no tax was required to be withheld. Copies of these information reports may also be made available under the provisions of an applicable treaty or other agreement to the tax authorities of the country in which the non-U.S. holder is a resident for purposes of such treaty or agreement.

In general, backup withholding and information reporting will apply to the payment of proceeds from the disposition of shares by a non-U.S. holder through a U.S. office of a broker unless such non-U.S. holder has provided the required certification that it is not a United States person and the payor does not have actual knowledge (or reason to know) that the holder is a United States person, or such non-U.S. holder otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to the payment of proceeds from the disposition of shares by a non-U.S. holder through the non-U.S. office of a broker, except that, in the case of a broker that is a United States person or has certain specified relationships or connections with the United States, information reporting will apply unless the broker has documentary evidence in its files that the holder is not a United States person and the broker does not have actual knowledge (or reason to know) that the holder is a United States person and certain other conditions are satisfied, or the holder otherwise establishes an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the non-U.S. holder is a United States person.

Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under the backup withholding rules is allowable as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Medicare Tax

Recently enacted legislation requires certain holders who are individuals, estates or trusts to pay a 3.8% unearned income Medicare contribution tax on, among other things, dividends on and capital gains from the sale or other disposition of shares for taxable years beginning after December 31, 2012. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of shares.

Other Recently Enacted Legislation

An additional withholding tax will apply to certain types of payments made after December 31, 2012 (unless certain proposed regulations providing otherwise are finalized, as discussed further below), to “foreign financial institutions” and certain other non-U.S. entities. Specifically, a 30% withholding tax will be imposed on dividends on, or gross proceeds from the sale or other disposition of, the shares paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes. The United States Treasury Department and the IRS have recently issued proposed regulations that, if finalized, would provide that the withholding described above would not apply to payments made before January 1, 2014 (with respect to dividends on the shares) or January 1, 2015 (with respect to gross proceeds from the sale or other disposition of the shares). The proposed regulations will not be effective until issued in final form, and there can be no assurance as to when those final regulations will be issued or the particular form they might take.

Prospective purchasers of shares should consult their own tax advisors with respect to the tax consequences of these rules.

ERISA CONSIDERATIONS

The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the prohibited transaction provisions of the Code that may be relevant to a prospective purchaser of our shares. The discussion does not purport to deal with all aspects of ERISA or section 4975 of the Code that may be relevant to particular shareholders in light of their particular circumstances.

We base the foregoing discussion on current provisions of ERISA and the Code, existing ERISA and Code regulations, DOL administrative rulings, and reported judicial decisions. No assurance can be given that legislative, administrative or judicial changes will not affect the accuracy of any statements herein with respect to transactions entered into or contemplated prior to the effective date of such changes.

Fiduciary Requirements

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of ERISA (“ERISA Plan”) should consider carefully whether an investment in our shares is consistent with its fiduciary responsibilities under ERISA. In particular, the ERISA fiduciary responsibilities require an ERISA Plan’s investments to be (1) prudent and in the best interests of the ERISA Plan, its participants and its beneficiaries, (2) diversified in order to minimize the risk of large losses, unless it is clearly prudent not to do so and (3) authorized under the terms of the ERISA Plan’s governing documents (provided the documents are consistent with ERISA). In determining whether an investment in our shares is prudent for purposes of ERISA, the appropriate fiduciary of an ERISA Plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA Plan’s portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA Plan, taking into consideration the risk of loss and opportunity for gain (or other return) from the investment, diversification, cash flow and funding requirements of the ERISA Plan’s portfolio.

The fiduciary of an individual retirement account (“IRA”) or a governmental plan, church plan or plan that does not cover common-law employees that is not subject to Title I of ERISA (“Non-ERISA Plan”) may only make investments that are authorized by the appropriate governing documents and under applicable state law.

Prohibited Transaction Issues

Fiduciaries of ERISA Plans and fiduciaries or other persons making the investment decision for an IRA or Non-ERISA Plan should consider the application of the prohibited transaction provisions of ERISA and the Code in making their investment decision. Under the prohibited transaction rules, an ERISA Plan, IRA and Non-ERISA Plan are prohibited from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of section 4975 of the Code, unless an exemption is available. A “party in interest” or “disqualified person” with respect to an ERISA Plan or an IRA or Non-ERISA Plan is subject to (1) an initial 15% excise tax on the amount involved in any prohibited transaction involving the assets of the plan or IRA and (2) an excise tax equal to 100% of the amount involved if any prohibited transaction is not timely corrected. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA is maintained (or his beneficiary), the IRA will lose its tax-exempt status and its assets will be deemed to have been distributed to such individual in a taxable distribution (and no excise tax will be imposed) on account of the prohibited transaction. In addition, a fiduciary who permits an ERISA Plan to engage in a transaction that the fiduciary knows or should know is a prohibited transaction may be liable to the ERISA Plan for any loss the ERISA Plan incurs as a result of the transaction or for any profits earned by the fiduciary in the transaction.

Plan Asset Issues

Certain rules apply in determining whether the fiduciary requirements of ERISA and the prohibited transaction provisions of ERISA and the Code apply to an entity because one or more investors in the equity interests in the entity is an ERISA Plan or an IRA or a Non-ERISA Plan subject to section 4975 of the Code. An

ERISA Plan fiduciary should consider the relevance of the fiduciary requirements of ERISA and the prohibited transaction provisions of ERISA and the Code with respect to ERISA’s prohibition on improper delegation of control over or responsibility for “plan assets” and ERISA’s imposition of co-fiduciary liability with respect to who participates in, permits (by action or inaction) the occurrence of or fails to remedy a known breach by another fiduciary.

Regulations of the U.S. Department of Labor (“DOL”) defining “plan assets,” known as the “Plan Asset Regulations,” generally provide that when an ERISA Plan or a Non-ERISA Plan or an IRA acquires a security that is an equity interest in an entity and the security is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, the ERISA or Non-ERISA Plan’s or IRA’s assets include both the equity interest and an undivided interest in each of the underlying assets of the issuer of such equity interest, unless one or more exceptions specified in the Plan Asset Regulations are satisfied.

For purposes of the Plan Asset Regulations, a “publicly offered security” is a security that is “freely transferable,” part of a class of securities that is “widely held,” and either (a) is sold to the ERISA Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred or (b) is part of a class of securities that is registered under Section 12 of the Exchange Act. The Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. The Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances.

We anticipate that our shares to be sold in this offering will meet the criteria of publicly offered securities under the Plan Asset Regulations, although no assurances can be given in this regard. The underwriters expect (although no assurance can be given) that our shares will be (1) held beneficially by more than 100 independent persons at the conclusion of the offering and thus widely held, (2) freely transferable as no restrictions will be imposed on the transfer of our shares and (3) sold as part of an offering pursuant to an effective registration statement under the Securities Act of 1933. As a result, we anticipate that our shares will be timely registered under the Exchange Act.

Governmental plans, certain church plans and non-U.S. plans, while not subject to the fiduciary responsibility or prohibited transaction provisions of ERISA or section 4975 of the Code, may nevertheless be subject to other federal, state, local, non-U.S. or other laws that are substantially similar to the foregoing provisions of ERISA or the Code (“Similar Laws”).

Careful Consideration of ERISA and Code Issues Is Recommended

The foregoing discussion is not intended as a substitute for careful consideration of issues under ERISA and the Code which may be relevant to a person purchasing our shares with “plan assets.” The ERISA and prohibited transaction provisions and regulations applicable to persons investing “plan assets” are complex and are subject to varying interpretations. Moreover, the effect of such laws and regulations and the potential availability of exemptions thereto will vary with the particular circumstances of each prospective holder and in reviewing this prospectus these matters should be considered. Each fiduciary or other person considering the purchase of our shares on behalf of, or with the assets of, any ERISA plan, IRA or Non-ERISA Plan is advised to consult with its legal advisor concerning the matters described above regarding issues under ERISA, section 4975 of the Code and Similar Laws.

UNDERWRITING (CONFLICTS OF INTEREST)

Barclays Capital Inc., Citigroup Global Markets Inc., RBC Capital Markets, LLC, Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Raymond James & Associates, Inc. and UBS Securities LLC are acting as representatives of the underwriters and as joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of shares shown opposite its name below:

Underwriter	Number of Shares
Barclays Capital Inc.	5,293,751
Citigroup Global Markets Inc.	5,293,750
RBC Capital Markets, LLC	5,293,750
Wells Fargo Securities, LLC	5,293,750
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,436,875
Credit Suisse Securities (USA) LLC	1,436,875
Raymond James & Associates, Inc.	1,436,875
UBS Securities LLC	1,436,875
Goldman, Sachs & Co.	831,875
J.P. Morgan Securities LLC	831,875
Robert W. Baird & Co. Incorporated	393,250
BMO Capital Markets Corp.	393,250
Credit Agricole Securities (USA) Inc.	393,250
CIBC World Markets Corp.	161,333
Howard Weil Incorporated	161,333
Mitsubishi UFJ Securities (USA), Inc.	161,333
Total	30,250,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares offered hereby (other than those shares covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay us for the shares.

	No Exercise	Full Exercise
Per share	$1.505	$1.505
Total	$45,526,250	$52,355,188

The representatives of the underwriters have advised us that the underwriters propose to offer the shares directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.903 per share. After the offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by LINN are estimated to be approximately $2,435,000 (excluding underwriting discounts and a structuring fee). We will pay Barclays Capital Inc. a structuring fee equal to 0.375% of the gross proceeds of this offering, up to a cap of $5,000,000, for the evaluation, analysis and structuring of our company. This structuring fee will compensate Barclays Capital Inc. for providing advice regarding the capital structure of our company, the terms of the offering, the terms of our limited liability company agreement and the terms of certain other agreements between us and LINN.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 4,537,500 shares at the public offering price less underwriting discounts and a structuring fee. This option may be exercised if the underwriters sell more than 30,250,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, LINN and our and LINN’s directors and executive officers have agreed that, without the prior written consent of Barclays Capital Inc., they will not directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares or LINN units (including, without limitation, shares or LINN units that may be deemed to be beneficially owned by us or LINN in accordance with the rules and regulations of the SEC and shares or LINN units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for shares or LINN units or sell or grant options, rights or warrants with respect to any shares or securities convertible into or exchangeable for shares or LINN units (other than the sale of the shares to the underwriters in this offering), (2) enter into any swap or other derivative transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares or LINN units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares or, with certain exceptions, LINN units or securities convertible, exercisable or exchangeable into shares or LINN units or any of our other securities (other than any registration statement on Form S-8 or, with respect to LINN, on Form S-4 or any automatic shelf registration statement on Form S-3) (4) publicly disclose the intention to do any of the foregoing for a period of 180 days, with respect to our shares, and 90 days, with respect to LINN units, after the date of this prospectus.

The applicable restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the applicable restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Barclays Capital Inc.

Barclays Capital Inc., in its sole discretion, may release the shares or LINN units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release shares or LINN units and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares or LINN units and other securities for which the release is being requested and market conditions at the time. Barclays Capital Inc. has informed us that it does not presently intend to release any shares or LINN units or other securities subject to the lock-up agreements.

Offering Price Determination

Prior to this offering, there has been no public market for the shares. The initial public offering price was negotiated between the representatives and us. LinnCo’s only assets, both immediately after this offering and in the future, will be LINN units, which we will own on a one-for-one basis for each of our shares outstanding, and cash reserves for future tax obligations. Given the nature of our business and assets, we expected that the initial offering price of our shares would be within 5% of the last reported sales price of LINN units on the NASDAQ Global Select Market prior to the determination of the offering price. LINN units are listed on the NASDAQ Global Select Market under the symbol “LINE.” The last reported sale price of LINN units on NASDAQ on October 11, 2012 was $40.01 per unit.

Indemnification

We and LINN each have agreed, jointly and severally, to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the shares or preventing or retarding a decline in the market price of the shares. As a result, the price of the shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

NASDAQ Global Select Market

We have applied to list the shares on the NASDAQ Global Select Market under the symbol “LNCO.” In connection with that listing application, the underwriters have undertaken to sell the minimum number of shares to the minimum number of beneficial owners necessary to meet the NASDAQ Global Select Market listing requirements.

Passive Market Making

In connection with the offering, underwriters and selling group members may engage in passive market making transactions in LinnCo shares and LINN units on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of shares and units and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for LINN or for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us or LINN. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

As described under “Use of Proceeds,” a substantial portion of the net proceeds from this offering will be used in the form of LINN’s repayment of borrowings under its credit facility. Affiliates of most of the underwriters are lenders under LINN’s credit facility and, accordingly, each will ultimately receive their pro rata share of such repayment. Because an affiliate of Wells Fargo Securities, LLC and an affiliate of RBC Capital Markets, LLC will each receive more than 5% of the net proceeds of this offering due to such repayment, Wells Fargo Securities, LLC and RBC Capital Markets, LLC are deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering will be conducted in accordance with Rule 5121, which requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Barclays Capital Inc. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended, specifically including those inherent in Section 11 of the Securities Act. To comply with Rule 5121, Wells Fargo Securities, LLC and RBC Capital Markets, LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder. See “Use of Proceeds”.

Stamp Taxes

If you purchase shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

The issuer may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and are only directed at:

(i)	if the issuer is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii)	otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii)	in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The issuer’s shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any shares which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to the issuer.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the shares has been or will be lodged with the Australian Securities &

Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the shares for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

The shares may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India or with the Securities and Exchange Board of India. This prospectus or any other material relating to these securities is for information purposes only and may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India and in any event to not more than 50 persons in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Japan

No securities registration statement (“SRS”) has been filed under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (“FIEL”) in relation to the shares. The shares are being offered in a private placement to “qualified institutional investors” (tekikaku-kikan-toshika) under Article 10 of the Cabinet Office Ordinance concerning Definitions provided in Article 2 of the FIEL (the Ministry of Finance Ordinance No. 14, as amended) (“QIIs”), under Article 2, Paragraph 3, Item 2 i of the FIEL. Any QII acquiring the shares in this offer may not transfer or resell those shares except to other QIIs.

Korea

The shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the shares may not be resold to Korean residents unless the purchaser of the shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the shares.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the “SFA”), (ii) to a “relevant person” as defined in Section 275(2) of the SFA, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed and purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA;

(ii)	(in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(iii)	where no consideration is or will be given for the transfer; or

(iv)	where the transfer is by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

VALIDITY OF THE SHARES

The validity of the shares will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with the shares offered hereby will be passed upon for the underwriters by Latham  & Watkins LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Linn Energy, LLC as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and the financial statements of LinnCo, LLC as of June 30, 2012, and for the period from April 30, 2012 (inception) to June 30, 2012, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The statement of revenues and direct operating expenses of the assets acquired by Linn Energy, LLC from BP America Production Company (Hugoton Acquisition) for the year ended December 31, 2011, and the statements of revenues and direct operating expenses of the assets acquired by Linn Energy, LLC from BP America Production Company (Green River Acquisition) for the years ended December 31, 2011 and 2010, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Certain estimates of the proved oil and natural gas reserves of Linn Energy, LLC included or incorporated by reference herein were based in part upon engineering reports prepared by DeGolyer and MacNaughton, independent petroleum engineers. These estimates are included or incorporated by reference herein in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-l regarding the shares. This prospectus does not contain all of the information found in the registration statement. For further information regarding us, LINN and the shares offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website is located at www.linnco.com and will be activated immediately following this offering. We expect to make available our periodic reports and other information filed with or furnished to the SEC free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. These statements may include, but are not limited to, statements about Linn Energy, LLC’s:

•	business strategy;

•	acquisition strategy;

•	financial strategy;

•	drilling locations;

•	oil, gas and natural gas liquid (“NGL”) reserves;

•	realized oil, gas and NGL prices;

•	production volumes;

•	lease operating expenses, general and administrative expenses and development costs;

•	future operating results; and

•	plans, objectives, expectations and intentions.

All of these types of statements, other than statements of historical fact, are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus are largely based on our and LINN’s expectations, which reflect estimates and assumptions made by our respective management. These estimates and assumptions reflect our and LINN’s best judgment based on currently known market conditions and other factors. Although we believe such estimates to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties beyond our control. In addition, management’s assumptions may prove to be inaccurate. We caution that the forward-looking statements contained in this prospectus are not guarantees of future performance and that such statements may not be realized or the forward-looking statements or events may not occur. Actual results may differ materially from those anticipated or implied in forward-looking statements due to factors described in this prospectus or any prospectus supplement and in the reports and other information we file with the SEC. These forward-looking statements speak only as of the date made, and other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

INDEX TO FINANCIAL STATEMENTS

LinnCo, LLC Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of June 30, 2012	F-3
Statement of Operations for the period from April 30, 2012 (inception) to June 30, 2012	F-4
Statement of Shareholder’s Equity for the period from April 30, 2012 (inception) to June 30, 2012	F-5
Statement of Cash Flows for the period from April 30, 2012 (inception) to June 30, 2012	F-6
Notes to Financial Statements	F-7

Linn Energy, LLC Pro Forma Financial Statements
Pro Forma Condensed Combined Balance Sheet as of June 30, 2012 (Unaudited)	F-9
Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2012 (Unaudited)	F-10
Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2011 (Unaudited)	F-11
Notes to Pro Forma Condensed Combined Financial Statements (Unaudited)	F-12

Linn Energy, LLC Financial Statements
Report of Independent Registered Public Accounting Firm	F-20
Consolidated Balance Sheets as of December 31, 2011 and December 31, 2010	F-21
Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009	F-22
Consolidated Statements of Unitholders’ Capital for the years ended December 31, 2011, 2010 and 2009	F-23
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009	F-24
Notes to Consolidated Financial Statements	F-25

Linn Energy, LLC Interim Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2012 (Unaudited) and December 31, 2011	F-64
Condensed Consolidated Statements of Operations for the three months and six months ended June 30, 2012 and June 30, 2011 (Unaudited)	F-65
Condensed Consolidated Statement of Unitholders’ Capital for the six months ended June 30, 2012 (Unaudited)	F-66
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2012 and June 30, 2011 (Unaudited)	F-67
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-68

Linn Energy, LLC Statements of Revenues and Direct Operating Expenses of the Assets Acquired from BP America Production Company (Hugoton Acquisition)
Report of Independent Auditors	F-86
Statements of Revenues and Direct Operating Expenses for the year ended December 31, 2011 (Audited) and the three months ended March 31, 2012 and 2011 (Unaudited)	F-87
Notes to Statements of Revenues and Direct Operating Expenses	F-88

Linn Energy, LLC Statements of Revenues and Direct Operating Expenses of the Assets Acquired from BP America Production Company (Green River Acquisition)
Report of Independent Auditors	F-92
Statements of Revenues and Direct Operating Expenses for the years ended December 31, 2011 and 2010 (Audited) and the six months ended June 30, 2012 and 2011 (Unaudited)	F-93
Notes to Statements of Revenues and Direct Operating Expenses	F-94

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

LinnCo, LLC

We have audited the accompanying balance sheet of LinnCo, LLC (the Company) as of June 30, 2012, and the related statements of operations, shareholder’s equity, and cash flows for the period from April 30, 2012 (inception) to June 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LinnCo, LLC as of June 30, 2012, and the results of its operations and its cash flows for the period from April 30, 2012 (inception) to June 30, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

September 24, 2012

LinnCo, LLC

BALANCE SHEET

June 30, 2012
ASSETS
Current assets:
Cash	$1,000
Accounts receivable—related party	634,208
Deferred offering costs	748,100

Total assets	$1,383,308

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$634,208

Total liabilities	634,208

Shareholder’s equity:
Voting shares; unlimited shares authorized; 1 share issued and outstanding	1,000
Shares; unlimited shares authorized; no shares issued	—
Additional paid-in capital	903,218
Accumulated deficit	(155,118)

749,100

Total liabilities and shareholder’s equity	$1,383,308

The accompanying notes are an integral part of these financial statements.

LinnCo, LLC

STATEMENT OF OPERATIONS

April 30, 2012 (Inception) To June 30, 2012

General and administrative expenses	$155,118

Net loss	$(155,118)

The accompanying notes are an integral part of these financial statements.

LinnCo, LLC

STATEMENT OF SHAREHOLDER’S EQUITY

	April 30, 2012 (Inception) To June 30, 2012
	Shareholder’s Equity		Additional Paid-In Capital	Accumulated Deficit	Total Shareholder’s Equity
	Shares	Amount
Issuance of voting share to Linn Energy, LLC	1	$1,000	$—	$—	$1,000
Capital contributions from Linn Energy, LLC		—	903,218	—	903,218
Net loss		—	—	(155,118)	(155,118)

	1	$1,000	$903,218	$(155,118)	$749,100

The accompanying notes are an integral part of these financial statements.

LinnCo, LLC

STATEMENT OF CASH FLOWS

April 30, 2012 (Inception) To June 30, 2012
Cash flow from operating activities:
Net loss	$(155,118)
Adjustments to reconcile net loss to net cash provided by operating activities:
Noncash general and administrative expenses paid by Linn Energy, LLC	155,118

Net cash provided by operating activities	—

Cash flow from financing activities:
Share issued	1,000

Net cash provided by financing activities	1,000

Net increase in cash and cash equivalents	1,000
Cash and cash equivalents:
Beginning	—

Ending	$1,000

The accompanying notes are an integral part of these financial statements.

LinnCo, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1—Basis of Presentation

Nature of Business

LinnCo, LLC (“LinnCo” or the “Company”) is a Delaware limited liability company formed on April 30, 2012, under the Delaware Limited Liability Company Act. Linn Energy, LLC (“LINN”), an independent oil and natural gas company traded on the NASDAQ Global Select Market under the symbol “LINE,” owns LinnCo’s sole voting share.

Principles of Reporting

The financial statements at June 30, 2012, and for the period from April 30, 2012 (inception) to June 30, 2012, have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Management has evaluated subsequent events through September 24, 2012, the date the financial statements were available to be issued, and has concluded no events need to be reported during this period.

LINN has agreed to pay, on LinnCo’s behalf, any legal, accounting, tax advisory, financial advisory and engineering fees, printing costs or other administrative and out-of-pocket expenses incurred by LinnCo, along with any other expenses incurred in connection with the public offering of shares or incurred as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to holders of LinnCo shares, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses and registrar and transfer agent fees. In addition, LINN will also agree to indemnify LinnCo for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo’s activities.

For the period from April 30, 2012 (inception) to June 30, 2012, LinnCo incurred total general and administrative expenses of approximately $155,000, of which approximately $79,000 had been paid by LINN on LinnCo’s behalf at June 30, 2012. General and administrative expenses include approximately $72,000 related to services provided by LINN necessary for the conduct of LinnCo’s business, including accounting, legal, tax, information technology and other. Since all general and administrative expenses reported by LinnCo on its statement of operations are actually paid by LINN on LinnCo’s behalf, no cash for these expenses is disbursed by LinnCo. For the period from April 30, 2012 (inception) to June 30, 2012, LINN had also paid, on LinnCo’s behalf, approximately $190,000 of deferred offering costs in connection with the proposed offering.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amount of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of expenses. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuous changes in the economic environment will be reflected in the financial statements in future periods.

LinnCo, LLC

NOTES TO FINANCIAL STATEMENTS—Continued

Note 2—Capitalization

LinnCo’s authorized capital structure consists of two classes of interests: (1) shares with limited voting rights and (2) voting shares, 100% of which are currently held by LINN. At June 30, 2012, LinnCo’s issued capitalization consisted of $1,000 contributed by LINN in connection with LinnCo’s formation and in exchange for its voting share. Additional classes of equity interests may be approved by the board and the holders of a majority of the outstanding shares.

LinnCo expects to issue shares for cash to the public as discussed in Note 3, using all of the net proceeds, after deducting underwriting discounts, to purchase a number of units from LINN equal to the number of LinnCo shares issued and sold. LinnCo’s governing documents require it to maintain a one-to-one ratio between the number of LinnCo shares outstanding and the number of LINN units it owns. When LINN makes distributions on its units, LinnCo will pay a dividend on its shares of the cash LinnCo receives in respect of its LINN units, net of reserves for income taxes payable by LinnCo.

Note 3—Business

LinnCo proposes to file a registration statement with respect to an initial public offering of shares and has incurred approximately $748,000 in costs related to the offering for the period from April 30, 2012 (inception) to June 30, 2012. At no time after LinnCo’s formation and prior to the public offering has LinnCo had or does it expect to have any operations or own any interest in LINN. After the public offering, LinnCo’s sole purpose is to own LINN units and it expects to have no assets or operations other than those related to its interest in LINN.

Note 4—Income Tax

LinnCo is a limited liability company that has elected to be treated as a corporation for federal income tax purposes. To the extent that the expenses incurred through June 30, 2012, are deductible for tax purposes, management does not believe that it is more likely than not that the associated deferred tax assets will be realizable based on the projected future taxable income; therefore, the Company has recorded a valuation allowance against the full amount of the deferred tax assets.

Note 5—Supplemental Disclosures to the Statement of Cash Flows

Deferred offering costs of approximately $748,000 represent costs accrued but unpaid by LinnCo at June 30, 2012, in connection with the proposed offering. The capital contributions from LINN of approximately $903,000 represents costs and expenses recorded by LinnCo but paid or to be paid by LINN on LinnCo’s behalf.

LINN ENERGY, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

June 30, 2012

	LINN Energy Historical	Pro Forma Adjustments		LINN Energy Pro Forma
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$1,883	$—		$1,883
Accounts receivable—trade, net	321,012	1,726	(a)	322,738
Derivative instruments	489,530	—		489,530
Other current assets	69,884	—		69,884

Total current assets	882,309	1,726		884,035

Noncurrent assets:
Oil and natural gas properties (successful efforts method), net	8,569,616	1,033,012	(a)	9,602,628
Other property and equipment, net	369,206	—		369,206
Derivative instruments	924,317	—		924,317
Other noncurrent assets	434,654	(307,500	)(b)	127,154

Total noncurrent assets	10,297,793	725,512		11,023,305

Total assets	$11,180,102	$727,238		$11,907,340

LIABILITIES AND UNITHOLDERS’ CAPITAL
Current liabilities:
Accounts payable and accrued expenses	$667,541	$15,147	(a)	$682,688
Derivative instruments	3,461	—		3,461
Other accrued liabilities	108,841	—		108,841

Total current liabilities	779,843	15,147		794,990

Noncurrent liabilities:
Credit facility	1,150,000	682,291	(c)	1,832,291
Senior notes, net	4,855,547	—		4,855,547
Derivative instruments	250	—		250
Other noncurrent liabilities	262,799	29,800	(a)	292,599

Total noncurrent liabilities	6,268,596	712,091		6,980,687

Commitments and contingencies
Unitholders’ capital:
Units issued and outstanding	3,223,223	—		3,223,223
Accumulated income	908,440	—		908,440

	4,131,663	—		4,131,663

Total liabilities and unitholders’ capital	$11,180,102	$727,238		$11,907,340

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

LINN ENERGY, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Six Months Ended June 30, 2012

	LINN Energy Historical	BP Green River Historical	BP Hugoton Historical	Pro Forma Adjustments		LINN Energy Pro Forma
	(in thousands, except per unit amounts)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$696,122	$86,655	$56,882	$—		$839,659
Gains on oil and natural gas derivatives	441,678	—	—	—		441,678
Marketing revenues	12,131	—	—	—		12,131
Other revenues	4,756	—	—	—		4,756

	1,154,687	86,655	56,882	—		1,298,224

Expenses:
Lease operating expenses	141,765	27,353	20,129	—		189,247
Transportation expenses	32,377	—	—	—		32,377
Marketing expenses	7,150	—	6,188	—		13,338
General and administrative expenses	84,506	—	—	—		84,506
Exploration costs	817	—	—	—		817
Bad debt expenses	(22)	—	—	—		(22)
Depreciation, depletion and amortization	260,782	—	—	52,846	(d)	315,027
				1,399	(e)
Impairment of long-lived assets	146,499	—	—	—		146,499
Taxes, other than income taxes	55,851	11,275	4,995	—		72,121
Losses on sale of assets and other, net	1,514	—	—	—		1,514

	731,239	38,628	31,312	54,245		855,424

Other income and (expenses):
Interest expense, net of amounts capitalized	(171,909)	—	—	(29,445	)(f)	(202,305)
				(951	)(g)
Other, net	(11,225)	—	—	—		(11,225)

	(183,134)	—	—	(30,396)		(213,530)

Income before income taxes	240,314	48,027	25,570	(84,641)		229,270
Income tax expense	(9,430)	—	—	—	(h)	(9,430)

Net income	$230,884	$48,027	$25,570	$(84,641)		$219,840

Net income per unit:
Basic	$1.17					$1.11

Diluted	$1.16					$1.11

Weighted average units outstanding:
Basic	195,382					195,382

Diluted	196,039					196,039

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

LINN ENERGY, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2011

	LINN Energy Historical	BP Green River Historical	BP Hugoton Historical	2011 Acquisitions Historical	Pro Forma Adjustments		LINN Energy Pro Forma
	(in thousands, except per unit amounts)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$1,162,037	$312,263	$290,240	$197,424	$—		$1,961,964
Gains on oil and natural gas derivatives	449,940	—	—	—	—		449,940
Marketing revenues	5,868	—	—	—	—		5,868
Other revenues	4,609	—	—	—	—		4,609

	1,622,454	312,263	290,240	197,424	—		2,422,381

Expenses:
Lease operating expenses	232,619	69,927	80,493	36,725	—		419,764
Transportation expenses	28,358	—	—	—	—		28,358
Marketing expenses	3,681	—	37,675	—	—		41,356
General and administrative expenses	133,272	—	—	—	—		133,272
Exploration costs	2,390	—	—	—	—		2,390
Bad debt expenses	(22)	—	—	—	—		(22)
Depreciation, depletion and amortization	334,084	—	—	—	173,699	(d)	511,880
					4,097	(e)
Taxes, other than income taxes	78,522	38,500	22,997	12,750	—		152,769
Losses on sale of assets and other, net	3,516	—	—	—	—		3,516

	816,420	108,427	141,165	49,475	177,796		1,293,283

Other income and (expenses):
Loss on extinguishment of debt	(94,612)	—	—	—	—		(94,612)
Interest expense, net of amounts capitalized	(259,725)	—	—	—	(117,243	)(f)	(381,564)
		—			(4,596	)(g)
Other, net	(7,792)	—	—	—	—		(7,792)

	(362,129)	—	—	—	(121,839)		(483,968)

Income before income taxes	443,905	203,836	149,075	147,949	(299,635)		645,130
Income tax expense	(5,466)	—	—	—	—	(h)	(5,466)

Net income	$438,439	$203,836	$149,075	$147,949	$(299,635)		$639,664

Net income per unit:
Basic	$2.52						$3.65

Diluted	$2.51						$3.64

Weighted average units outstanding:
Basic	172,044						173,728

Diluted	172,729						174,453

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of June 30, 2012, is derived from:

•	the historical consolidated financial statements of Linn Energy, LLC (“LINN Energy” or the “Company”); and

•	the preliminary values assigned to the identifiable assets acquired and liabilities assumed from BP America Production Company (“BP” and the properties, the “BP Green River Properties”).

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2012, is derived from:

•	the historical consolidated financial statements of LINN Energy; and

•	the historical statements of revenues and direct operating expenses of certain oil and natural gas properties acquired from BP (BP Green River Properties and “BP Hugoton Properties”).

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011, is derived from:

•	the historical consolidated financial statements of LINN Energy;

•	the historical statements of revenues and direct operating expenses of certain oil and natural gas properties acquired from BP;

•

the historical statements of revenues and direct operating expenses of certain oil and natural gas properties acquired from Plains Exploration & Production Company (“Plains” and the properties, the “Plains Properties”);

•

the historical statements of revenues and direct operating expenses of certain oil and natural gas properties acquired from Panther Energy Company, LLC and Red Willow Mid-Continent, LLC (collectively referred to as “Panther” and the properties, the “Panther Properties”);

•

the historical statements of revenues and direct operating expenses of certain oil and natural gas properties acquired from SandRidge Exploration and Production, LLC (“SandRidge” and the properties, the “SandRidge Properties”); and

•

the historical statements of revenues and direct operating expenses of certain oil and natural gas properties acquired from Concho Resources Inc. (“Concho” and the properties, the “Concho Properties” and together with the Plains Properties, Panther Properties and the SandRidge Properties, the “2011 Acquisitions Properties”).

The unaudited pro forma condensed combined balance sheet gives effect to the acquisition of the BP Green River Properties as if the transaction had occurred on June 30, 2012. The unaudited pro forma condensed combined statements of operations give effect to the acquisitions from BP as if they had been completed as of January 1, 2011, and the acquisitions from Plains, Panther, SandRidge and Concho as if they had been completed as of January 1, 2010. The transactions and the related adjustments are described in the accompanying notes. In the opinion of Company management, all adjustments have been made that are necessary to present fairly, in accordance with Regulation S-X, the pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheet and statements of operations are presented for illustrative purposes only, and do not purport to be indicative of the results of operations that would actually have

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS—Continued

occurred if the transactions described had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from those reflected in such statements due to factors described in “Risk Factors” included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, and elsewhere in the Company’s reports and filings with the Securities and Exchange Commission (“SEC”).

The unaudited pro forma condensed combined balance sheet and statements of operations should be read in conjunction with the Company’s historical consolidated financial statements and the notes thereto included in its Annual Report on Form 10-K for the year ended December 31, 2011. The pro forma statements should also be read in conjunction with the historical statements of revenues and direct operating expenses for the BP Green River Properties and BP Hugoton Properties and the notes thereto included elsewhere in this prospectus, and the statements of revenues and direct operating expenses for the 2011 Acquisitions Properties and the notes thereto filed as exhibit 99.1 to the Current Report on Form 8-K filed December 12, 2011, and as exhibits 99.1, 99.2 and 99.3 to the Current Report on Form 8-K filed August 2, 2011.

Note 2 – Acquisition Dates

The results of operations of the BP Green River Properties, BP Hugoton Properties and the 2011 Acquisitions Properties have been included in the historical financial statements of the Company since their acquisition dates.

The acquisition of BP Green River Properties was completed on July 31, 2012, with an effective date of April 1, 2012, for total consideration of approximately $990 million.

The acquisition of BP Hugoton Properties was completed on March 30, 2012, with an effective date of January 1, 2012, for total consideration of approximately $1.17 billion.

The acquisition of Plains Properties was completed on December 15, 2011, with an effective date of November 1, 2011, for total consideration of approximately $555 million.

The acquisition of Panther Properties was completed on June 1, 2011, with an effective date of January 1, 2011, for total consideration of approximately $223 million.

The acquisition of SandRidge Properties was completed on April 1, 2011, with the same effective date, for total consideration of approximately $201 million.

The acquisition of Concho Properties was completed on March 31, 2011, with an effective date of March 1, 2011, for total consideration of approximately $194 million.

Note 3 – Preliminary Acquisition Accounting

The acquisitions are accounted for under the acquisition method of accounting. Accordingly, the Company conducts assessments of net assets acquired and recognizes amounts for identifiable assets acquired and liabilities assumed at their estimated acquisition date fair values, while transaction and integration costs associated with the acquisitions are expensed as incurred. The initial accounting for the acquisition of the BP Green River Properties is not complete and adjustments to estimated amounts, or recognition of additional assets acquired or liabilities assumed, may occur as more detailed analyses are completed and additional information is obtained about the facts and circumstances that existed as of the acquisition date.

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS—Continued

The following presents the values assigned to the net assets for BP Green River Properties acquired from BP as of the acquisition date (in thousands):

Assets:
Current	$1,726
Oil and natural gas properties	1,033,012

Total assets acquired	$1,034,738

Liabilities:
Current	$15,147
Asset retirement obligations	29,800

Total liabilities assumed	$44,947

Net assets acquired	$989,791

Current assets include receivables. Current liabilities include payables, ad valorem taxes payable and environmental liabilities.

The fair value measurements of assets acquired and liabilities assumed are based on inputs that are not observable in the market and therefore represent Level 3 inputs. The fair value of oil and natural gas properties and asset retirement obligations were measured using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation of oil and natural gas properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; (iv) estimated future cash flows; and (v) a market-based weighted average cost of capital rate. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation and are the most sensitive and subject to change.

Note 4 – Pro Forma Adjustments

The Company’s historical results of operations include the results of properties acquired since the acquisition dates. The pro forma statements of operations include adjustments to reflect the acquisitions from BP as if they had been completed as of January 1, 2011, and the acquisitions from Plains, Panther, SandRidge and Concho as if they had been completed as of January 1, 2010. The unaudited pro forma condensed combined financial statements have been adjusted to:

(a)	reflect the total consideration paid by LINN Energy for the purchase of the BP Green River Properties and adjustments to historical book values of the BP Green River Properties to their estimated fair values in accordance with the acquisition method of accounting

(b)	reflect the deposit of approximately $308 million paid in June 2012, which is reported in “other noncurrent assets” on the Company’s historical balance sheet at June 30, 2012

(c)	reflect the incremental debt of approximately $682 million incurred to fund the purchase price of the BP Green River Properties, which excludes the deposit of approximately $308 million borrowed in June 2012 and reported in “credit facility” on the Company’s historical balance sheet at June 30, 2012

(d)	record incremental depreciation, depletion and amortization expense, using the units-of-production method, related to oil and natural gas properties acquired as follows:

•	for the period from January 1 through June 30, 2012, and for the year ended December 31, 2011, $37 million and $73 million, respectively, related to the BP Green River Properties

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS—Continued

•	for the period from January 1 through March 30, 2012, and for the year ended December 31, 2011, $16 million and $65 million, respectively, related to the BP Hugoton Properties

•	for the period from January 1 through December 15, 2011, $23 million related to the Plains Properties

•	for the period from January 1 through June 1, 2011, $7 million related to the Panther Properties

•	for the period from January 1 through April 1, 2011, $2 million related to the SandRidge Properties

•	for the period from January 1 through March 31, 2011, $3 million related to the Concho Properties

(e)	record accretion expense related to asset retirement obligations on oil and natural gas properties acquired as follows:

•	for the period from January 1 through June 30, 2012, and for the year ended December 31, 2011, $1 million and $2 million, respectively, related to the BP Green River Properties

•	for the period from January 1 through March 30, 2012, and for the year ended December 31, 2011, $342,000 and $1 million, respectively, related to the BP Hugoton Properties

•	for the period from January 1 through December 15, 2011, $520,000 related to the Plains Properties

•	for the period from January 1 through June 1, 2011, $26,000 related to the Panther Properties

•	for the period from January 1 through April 1, 2011, $128,000 related to the SandRidge Properties

•	for the period from January 1 through March 31, 2011, $3,000 related to the Concho Properties

(f)	record interest expense as follows:

•	incremental debt of approximately $990 million incurred to fund the purchase price of the BP Green River Properties; the assumed interest rate was 2.2%

•	incremental debt of approximately $1.17 billion incurred to fund the purchase price of the BP Hugoton Properties; the assumed interest rate was 6.25%

•	incremental debt of approximately $544 million incurred to fund the purchase price of the Plains Properties; the assumed interest rate was 2.9%

•	incremental debt of approximately $223 million incurred to fund the purchase price of the Panther Properties; the assumed interest rate was 6.5%

A 1/8 percentage change in the assumed interest rate would result in an adjustment to pro forma net income as follows:

	Six Months Ended June 30, 2012	Year Ended December 31, 2011
	(in thousands)
BP Green River Properties	$625	$1,251
BP Hugoton Properties	369	1,475
Plains Properties	—	688
Panther Properties	—	141

	$994	$3,555

(g)	record incremental amortization of deferred financing fees associated with debt incurred to fund the purchase price of the BP Hugoton Properties and the Panther Properties

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS—Continued

(h)	The Company is treated as a partnership for federal and state income tax purposes. The Company subsidiaries that acquired the Properties are also treated as partnerships for federal and state income tax purposes. Accordingly, no recognition has been given to federal and state income taxes in the accompanying unaudited pro forma condensed combined statements of operations.

The pro forma statements of operations also include an adjustment to the weighted average units outstanding to reflect units issued to fund the purchase price of the SandRidge Properties and the Concho Properties.

Note 5 – Supplemental Oil and Natural Gas Reserve Information

The following tables set forth certain unaudited pro forma information concerning LINN Energy’s proved oil, natural gas and natural gas liquids (“NGL”) reserves for the year ended December 31, 2011, giving effect to the Properties acquired from BP as if they had occurred on January 1, 2011. There are numerous uncertainties inherent in estimating the quantities of proved reserves and projecting future rates of production and timing of development costs. The following reserve data represent estimates only and should not be construed as being precise.

	Year Ended December 31, 2011
	LINN Energy Historical	BP Green River Historical	BP Hugoton Historical	LINN Energy Pro Forma
	Natural Gas (Bcf)
Proved developed and undeveloped reserves:
Beginning of year	1,233	679	472	2,384
Revisions of previous estimates	(71)	4	7	(60)
Purchase of minerals in place	337	—	—	337
Extension and discoveries	240	—	—	240
Production	(64)	(55)	(29)	(148)

End of year	1,675	628	450	2,753

Proved developed reserves:
Beginning of year	805	402	472	1,679
End of year	998	350	450	1,798
Proved undeveloped reserves:
Beginning of year	428	277	—	705
End of year	677	278	—	955

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS—Continued

	Year Ended December 31, 2011
	LINN Energy Historical	BP Green River Historical	BP Hugoton Historical	LINN Energy Pro Forma
	Oil and NGL (MMBbls)
Proved developed and undeveloped reserves:
Beginning of year	227.3	41.0	46.7	315.0
Revisions of previous estimates	(8.3)	0.2	0.8	(7.3)
Purchase of minerals in place	40.3	—	—	40.3
Extension and discoveries	34.9	—	—	34.9
Production	(11.7)	(2.3)	(3.1)	(17.1)

End of year	282.5	38.9	44.4	365.8

Proved developed reserves:
Beginning of year	142.9	22.9	46.7	212.5
End of year	172.6	20.7	44.4	237.7
Proved undeveloped reserves:
Beginning of year	84.4	18.1	—	102.5
End of year	109.9	18.2	—	128.1

	Year Ended December 31, 2011
	LINN Energy Historical	BP Green River Historical	BP Hugoton Historical	LINN Energy Pro Forma
	Total (Bcfe)
Proved developed and undeveloped reserves:
Beginning of year	2,597	925	752	4,274
Revisions of previous estimates	(121)	6	13	(102)
Purchase of minerals in place	579	—	—	579
Extension and discoveries	450	—	—	450
Production	(135)	(69)	(48)	(252)

End of year	3,370	862	717	4,949

Proved developed reserves:
Beginning of year	1,662	540	752	2,954
End of year	2,034	475	717	3,226
Proved undeveloped reserves:
Beginning of year	935	385	—	1,320
End of year	1,336	387	—	1,723

Summarized in the following table is information for the standardized measure of discounted cash flows relating to proved reserves as of December 31, 2011, giving effect to the BP Green River Properties and BP Hugoton Properties. There are no future income tax expenses because the Company is not subject to federal income taxes. Limited liability companies are subject to state income taxes in Texas; however, these amounts are immaterial. The standardized measure of discounted future net cash flows does not purport to be, nor should it be interpreted to present, the fair value of the oil and natural gas reserves of the properties. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, the value of unproved properties, and consideration of expected future economic and operating conditions. For a

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS—Continued

discussion of the assumptions used in preparing the information presented, refer to the Company’s financial statements for the fiscal year ended December 31, 2011, as well as to the historical statements of revenues and direct operating expenses of the BP Green River Properties and the BP Hugoton Properties included elsewhere in this prospectus.

	December 31, 2011
	LINN Energy Historical	BP Green River Historical	BP Hugoton Historical	LINN Energy Pro Forma
	(in thousands)
Future estimated revenues	$29,319,369	$4,190,099	$3,892,894	$37,402,362
Future estimated production costs	(9,464,319)	(1,704,182)	(1,740,911)	(12,909,412)
Future estimated development costs	(2,848,497)	(564,964)	(34,753)	(3,448,214)

Future net cash flows	17,006,553	1,920,953	2,117,230	21,044,736
10% annual discount for estimated timing of cash flows	(10,391,693)	(938,572)	(1,138,761)	(12,469,026)

Standardized measure of discounted future net cash flows	$6,614,860	$982,381	$978,469	$8,575,710

Representative NYMEX prices: (1)
Natural gas (MMBtu)	$4.12
Oil (Bbl)	$95.84

(1)	In accordance with SEC regulations, reserves at December 31, 2011, were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The price used to estimate reserves is held constant over the life of the reserves.

The following table summarizes the principal sources of change in the standardized measure of discounted future net cash flows:

	Year Ended December 31, 2011
	LINN Energy Historical	BP Green River Historical	BP Hugoton Historical	LINN Energy Pro Forma
	(in thousands)
Sales and transfers of oil, natural gas and NGL produced during the period	$(822,602)	$(203,836)	$(149,075)	$(1,175,513)
Changes in estimated future development costs	27,236	(26,362)	(59)	815
Net change in sales and transfer prices and production costs related to future production	784,308	194,908	94,698	1,073,914
Purchase of minerals in place	1,452,169	—	—	1,452,169
Extensions, discoveries, and improved recovery	552,704	—	—	552,704
Previously estimated development costs incurred during the period	306,827	—	—	306,827
Net change due to revisions in quantity estimates	(292,343)	8,278	19,811	(264,254)
Accretion of discount	422,353	102,918	106,219	631,490
Changes in production rates and other	(39,324)	(122,707)	(155,318)	(317,349)

	$2,391,328	$(46,801)	$(83,724)	$2,260,803

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS—Continued

It is necessary to emphasize that the data presented should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. The required projection of production and related expenditures over time requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from the current prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods utilized and the limitations inherent therein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders

Linn Energy, LLC:

We have audited the accompanying consolidated balance sheets of Linn Energy, LLC and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, unitholders’ capital, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Linn Energy, LLC and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Linn Energy, LLC’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2012, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Houston, Texas

February 23, 2012, except for Note 16, as to which the date is May 8, 2012

LINN ENERGY, LLC

CONSOLIDATED BALANCE SHEETS

	December 31,
	2011	2010
	(in thousands, except unit amounts)
ASSETS
Current assets:
Cash and cash equivalents	$1,114	$236,001
Accounts receivable—trade, net	284,565	184,624
Derivative instruments	255,063	234,675
Other current assets	80,734	55,609

Total current assets	621,476	710,909

Noncurrent assets:
Oil and natural gas properties (successful efforts method)	7,835,650	5,664,503
Less accumulated depletion and amortization	(1,033,617)	(719,035)

	6,802,033	4,945,468

Other property and equipment	197,235	139,903
Less accumulated depreciation	(48,024)	(35,151)

	149,211	104,752

Derivative instruments	321,840	56,895
Other noncurrent assets	105,577	115,124

	427,417	172,019

Total noncurrent assets	7,378,661	5,222,239

Total assets	$8,000,137	$5,933,148

LIABILITIES AND UNITHOLDERS’ CAPITAL
Current liabilities:
Accounts payable and accrued expenses	$403,450	$219,830
Derivative instruments	14,060	12,839
Other accrued liabilities	75,898	82,439

Total current liabilities	493,408	315,108

Noncurrent liabilities:
Credit facility	940,000	—
Senior notes, net	3,053,657	2,742,902
Derivative instruments	3,503	39,797
Other noncurrent liabilities	80,659	47,125

Total noncurrent liabilities	4,077,819	2,829,824

Commitments and contingencies (Note 11)
Unitholders’ capital:
177,364,558 units and 159,009,795 units issued and outstanding at December 31, 2011, and December 31, 2010, respectively	2,751,354	2,549,099
Accumulated income	677,556	239,117

	3,428,910	2,788,216

Total liabilities and unitholders’ capital	$8,000,137	$5,933,148

The accompanying notes are an integral part of these consolidated financial statements.

LINN ENERGY, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2011	2010	2009
	(in thousands, except per unit amounts)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$1,162,037	$690,054	$408,219
Gains (losses) on oil and natural gas derivatives	449,940	75,211	(141,374)
Marketing revenues	5,868	3,966	4,380
Other revenues	4,609	3,049	1,924

	1,622,454	772,280	273,149

Expenses:
Lease operating expenses	232,619	158,382	132,647
Transportation expenses	28,358	19,594	18,202
Marketing expenses	3,681	2,716	2,154
General and administrative expenses	133,272	99,078	86,134
Exploration costs	2,390	5,168	7,169
Bad debt expenses	(22)	(46)	401
Depreciation, depletion and amortization	334,084	238,532	201,782
Impairment of long-lived assets	—	38,600	—
Taxes, other than income taxes	78,522	45,182	27,605
(Gains) losses on sale of assets and other, net	3,516	6,536	(24,598)

	816,420	613,742	451,496

Other income and (expenses):
Loss on extinguishment of debt	(94,612)	—	—
Interest expense, net of amounts capitalized	(259,725)	(193,510)	(92,701)
Losses on interest rate swaps	—	(67,908)	(26,353)
Other, net	(7,792)	(7,167)	(2,661)

	(362,129)	(268,585)	(121,715)

Income (loss) from continuing operations before income taxes	443,905	(110,047)	(300,062)
Income tax benefit (expense)	(5,466)	(4,241)	4,221

Income (loss) from continuing operations	438,439	(114,288)	(295,841)
Discontinued operations:
Losses on sale of assets, net of taxes	—	—	(158)
Loss from discontinued operations, net of taxes	—	—	(2,193)

	—	—	(2,351)
Net income (loss)	$438,439	$(114,288)	$(298,192)

Income (loss) per unit—continuing operations:
Basic	$2.52	$(0.80)	$(2.48)

Diluted	$2.51	$(0.80)	$(2.48)

Loss per unit—discontinued operations:
Basic	$—	$—	$(0.02)

Diluted	$—	$—	$(0.02)

Net income (loss) per unit:
Basic	$2.52	$(0.80)	$(2.50)

Diluted	$2.51	$(0.80)	$(2.50)

Weighted average units outstanding:
Basic	172,004	142,535	119,307

Diluted	172,729	142,535	119,307

Distributions declared per unit	$2.70	$2.55	$2.52

The accompanying notes are an integral part of these consolidated financial statements.

LINN ENERGY, LLC

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ CAPITAL

	Units	Unitholders’ Capital	Accumulated Income (Deficit)	Treasury Units (at Cost)	Total Unitholders’ Capital
	(in thousands)
December 31, 2008	114,080	$2,109,089	$651,597	$—	$2,760,686
Sale of units, net of underwriting discounts and expenses of $12,369	14,950	279,299	—	—	279,299
Issuance of units	1,098	494	—	—	494
Cancellation of units	(187)	(2,696)	—	2,696	—
Purchase of units		—	—	(2,696)	(2,696)
Distributions to unitholders		(303,316)	—	—	(303,316)
Unit-based compensation expenses		15,089	—	—	15,089
Reclassification of distributions paid on forfeited restricted units		63	—	—	63
Excess tax benefit from unit-based compensation		577	—	—	577
Net loss		—	(298,192)	—	(298,192)

December 31, 2009	129,941	2,098,599	353,405	—	2,452,004

Sale of units, net of underwriting discounts and expenses of $34,556	28,750	809,774	—	—	809,774
Issuance of units	815	4,418	—	—	4,418
Cancellation of units	(496)	(11,832)	—	11,832	—
Purchase of units		—	—	(11,832)	(11,832)
Distributions to unitholders		(365,711)	—	—	(365,711)
Unit-based compensation expenses		13,792	—	—	13,792
Reclassification of distributions paid on forfeited restricted units		59	—	—	59
Net loss		—	(114,288)	—	(114,288)

December 31, 2010	159,010	2,549,099	239,117	—	2,788,216

Sale of units, net of underwriting discounts and expenses of $27,427	17,514	651,522	—	—	651,522
Issuance of units	1,371	7,446	—	—	7,446
Cancellation of units	(530)	(17,352)	—	17,352	—
Purchase of units		—	—	(17,352)	(17,352)
Distributions to unitholders		(466,488)	—	—	(466,488)
Unit-based compensation expenses		22,243	—	—	22,243
Reclassification of distributions paid on forfeited restricted units		79	—	—	79
Excess tax benefit from unit-based compensation		4,805	—	—	4,805
Net income		—	438,439	—	438,439

December 31, 2011	177,365	$2,751,354	$677,556	$—	$3,428,910

The accompanying notes are an integral part of these consolidated financial statements.

LINN ENERGY, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$438,439	$(114,288)	$(298,192)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	334,084	238,532	201,782
Impairment of long-lived assets	—	38,600	—
Unit-based compensation expenses	22,243	13,792	15,089
Loss on extinguishment of debt	94,612	—	—
Amortization and write-off of deferred financing fees and other	23,828	27,014	21,824
(Gains) losses on sale of assets and other, net	(281)	1,718	(22,842)
Deferred income tax	310	3,088	(6,436)
Mark-to-market on derivatives:
Total (gains) losses	(449,940)	(7,303)	167,727
Cash settlements	237,134	302,875	362,936
Cash settlements on canceled derivatives	26,752	(123,865)	48,977
Premiums paid for derivatives	(134,352)	(120,376)	(93,606)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable—trade, net	(120,055)	(66,283)	29,117
(Increase) decrease in other assets	(2,951)	2,926	(3,051)
Increase (decrease) in accounts payable and accrued expenses	58,216	25,457	(4,675)
Increase (decrease) in other liabilities	(9,333)	49,031	8,154

Net cash provided by operating activities	518,706	270,918	426,804

Cash flow from investing activities:
Acquisition of oil and natural gas properties, net of cash acquired	(1,500,193)	(1,351,033)	(130,735)
Development of oil and natural gas properties	(574,635)	(204,832)	(170,458)
Purchases of other property and equipment	(55,229)	(18,181)	(7,784)
Proceeds from sale of properties and equipment and other	(303)	(7,362)	26,704

Net cash used in investing activities	(2,130,360)	(1,581,408)	(282,273)

Cash flow from financing activities:
Proceeds from sale of units	678,949	844,330	291,668
Proceeds from borrowings	2,534,240	3,300,816	639,203
Repayments of debt	(1,301,029)	(2,150,000)	(704,893)
Distributions to unitholders	(466,488)	(365,711)	(303,316)
Financing fees, offering expenses and other, net	(56,358)	(93,343)	(71,511)
Excess tax benefit from unit-based compensation	4,805	—	577
Purchase of units	(17,352)	(11,832)	(2,696)

Net cash provided by (used in) financing activities	1,376,767	1,524,260	(150,968)

Net increase (decrease) in cash and cash equivalents	(234,887)	213,770	(6,437)
Cash and cash equivalents:
Beginning	236,001	22,231	28,668

Ending	$1,114	$236,001	$22,231

The accompanying notes are an integral part of these consolidated financial statements.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Presentation and Significant Accounting Policies

Nature of Business

Linn Energy, LLC (“LINN Energy” or the “Company”) is an independent oil and natural gas company that began operations in March 2003 and was formed as a Delaware limited liability company in April 2005. The Company completed its initial public offering (“IPO”) in January 2006 and its units representing limited liability company interests (“units”) are listed on The NASDAQ Global Select Market under the symbol “LINE.” LINN Energy’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets. The Company’s properties are located in the United States (“U.S.”), primarily in the Mid-Continent, the Permian Basin, Michigan, California and the Williston Basin.

The operations of the Company are governed by the provisions of a limited liability company agreement executed by and among its members. The agreement includes specific provisions with respect to the maintenance of the capital accounts of each of the Company’s unitholders. Pursuant to applicable provisions of the Delaware Limited Liability Company Act (the “Delaware Act”) and the Third Amended and Restated Limited Liability Company Agreement of Linn Energy, LLC (the “Agreement”), unitholders have no liability for the debts, obligations and liabilities of the Company, except as expressly required in the Agreement or the Delaware Act. The Company will remain in existence unless and until dissolved in accordance with the terms of the Agreement.

Principles of Consolidation and Reporting

The Company presents its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation. Investments in noncontrolled entities over which the Company exercises significant influence are accounted for under the equity method. Subsequent events were evaluated through the issuance date of the financial statements.

The consolidated financial statements for previous periods include certain reclassifications that were made to conform to current presentation. Such reclassifications have no impact on previously reported net income (loss) or unitholders’ capital.

Discontinued Operations

Discontinued operations in 2009 primarily represent activity related to post-closing adjustments associated with the Company’s Appalachian Basin and Mid Atlantic Well Service, Inc. operations disposed of in 2008.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amount of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. The estimates that are particularly significant to the financial statements include estimates of the Company’s reserves of oil, natural gas and natural gas liquids (“NGL”), future cash flows from oil and natural gas properties, depreciation, depletion and amortization, asset retirement obligations, fair values of commodity and interest rate derivatives, if any, and fair values of assets acquired and liabilities assumed. As fair value is a market-based measurement, it is determined based on the assumptions that market participants would use. These estimates and assumptions are based on management’s

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuous changes in the economic environment will be reflected in the financial statements in future periods.

Recently Issued Accounting Standards Not Yet Adopted

In December 2011, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The ASU requires disclosure of both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The ASU will be applied retrospectively and is effective for periods beginning on or after January 1, 2013. The Company is currently evaluating the impact, if any, of the adoption of this ASU on its consolidated financial statements and related disclosures.

In May 2011, the FASB issued an ASU that further addresses fair value measurement accounting and related disclosure requirements. The ASU clarifies the FASB’s intent regarding the application of existing fair value measurement and disclosure requirements, changes the fair value measurement requirements for certain financial instruments, and sets forth additional disclosure requirements for other fair value measurements. The ASU will be applied prospectively and is effective for periods beginning after December 15, 2011. The Company is currently evaluating the impact, if any, of the adoption of this ASU on its consolidated financial statements and related disclosures.

Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Outstanding checks in excess of funds on deposit are included in “accounts payable and accrued expenses” on the consolidated balance sheets and are classified as financing activities on the consolidated statements of cash flows.

Accounts Receivable—Trade, Net

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is remote. The balance in the Company’s allowance for doubtful accounts related to trade accounts receivable was approximately $1 million at December 31, 2011, and December 31, 2010.

Inventories

Materials, supplies and commodity inventories are valued at the lower of average cost or market.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

Oil and Natural Gas Properties

Proved Properties

The Company accounts for oil and natural gas properties in accordance with the successful efforts method. In accordance with this method, all leasehold and development costs of proved properties are capitalized and amortized on a unit-of-production basis over the remaining life of the proved reserves and proved developed reserves, respectively.

The Company evaluates the impairment of its proved oil and natural gas properties on a field-by-field basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The carrying values of proved properties are reduced to fair value when the expected undiscounted future cash flows are less than net book value. The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of proved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in the Company’s estimated cash flows are the product of a process that begins with New York Mercantile Exchange (“NYMEX”) forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that Company management believes will impact realizable prices. Costs of retired, sold or abandoned properties that constitute a part of an amortization base are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized currently. Gains or losses from the disposal of other properties are recognized currently. Expenditures for maintenance and repairs necessary to maintain properties in operating condition are expensed as incurred. Estimated dismantlement and abandonment costs are capitalized, net of salvage, at their estimated net present value and amortized on a unit-of-production basis over the remaining life of the related proved developed reserves. The Company capitalizes interest on borrowed funds related to its share of costs associated with the drilling and completion of new oil and natural gas wells. Interest is capitalized only during the periods in which these assets are brought to their intended use. The Company capitalized interest costs of approximately $2 million, $1 million and $300,000 for the years ended December 31, 2011, December 31, 2010, and December 31, 2009, respectively.

Impairment of Proved Properties

Based on the analysis described above, the Company recorded no impairment charge of proved oil and natural gas properties for the years ended December 31, 2011, and December 31, 2009. For the year ended December 31, 2010, the Company recorded a noncash impairment charge, before and after tax, of approximately $39 million primarily associated with proved oil and natural gas properties related to an unfavorable marketing contract. The carrying values of the impaired proved properties were reduced to fair value, estimated using inputs characteristic of a Level 3 fair-value measurement. The charges are included in “impairment of long-lived assets” on the consolidated statements of operations.

Unproved Properties

Costs related to unproved properties include costs incurred to acquire unproved reserves. Because these reserves do not meet the definition of proved reserves, the related costs are not classified as proved properties. The fair values of unproved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of unproved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The market-based

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

weighted average cost of capital rate is subjected to additional project-specific risking factors. Unproved leasehold costs are capitalized and amortized on a composite basis if individually insignificant, based on past success, experience and average lease-term lives. Individually significant leases are reclassified to proved properties if successful and expensed on a lease by lease basis if unsuccessful or the lease term expires. Unamortized leasehold costs related to successful exploratory drilling are reclassified to proved properties and depleted on a unit-of-production basis. The Company assesses unproved properties for impairment quarterly on the basis of its experience in similar situations and other factors such as the primary lease terms of the properties, the average holding period of unproved properties, and the relative proportion of such properties on which proved reserves have been found in the past.

Exploration Costs

Geological and geophysical costs, delay rentals, amortization and impairment of unproved leasehold costs and costs to drill exploratory wells that do not find proved reserves are expensed as exploration costs. The costs of any exploratory wells are carried as an asset if the well finds a sufficient quantity of reserves to justify its capitalization as a producing well and as long as the Company is making sufficient progress towards assessing the reserves and the economic and operating viability of the project. The Company recorded noncash leasehold impairment expenses related to unproved properties of approximately $2 million, $5 million and $7 million for the years ended December 31, 2011, December 31, 2010, and December 31, 2009, which are included in “exploration costs” on the consolidated statements of operations.

Other Property and Equipment

Other property and equipment includes natural gas gathering systems, pipelines, buildings, software, data processing and telecommunications equipment, office furniture and equipment, and other fixed assets. These items are recorded at cost and are depreciated using the straight-line method based on expected lives ranging from three to 39 years for the individual asset or group of assets.

Revenue Recognition

Revenues representative of the Company’s ownership interest in its properties are presented on a gross basis on the consolidated statements of operations. Sales of oil, natural gas and NGL are recognized when the product has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured, and the sales price is fixed or determinable.

The Company has elected the entitlements method to account for natural gas production imbalances. Imbalances occur when the Company sells more or less than its entitled ownership percentage of total natural gas production. In accordance with the entitlements method, any amount received in excess of the Company’s share is treated as a liability. If the Company receives less than its entitled share, the underproduction is recorded as a receivable. At December 31, 2011, and December 31, 2010, the Company had natural gas production imbalance receivables of approximately $19 million and $18 million, respectively, which are included in “accounts receivable – trade, net” on the consolidated balance sheets and natural gas production imbalance payables of approximately $9 million and $8 million, respectively, which are included in “accounts payable and accrued expenses” on the consolidated balance sheets.

The Company engages in the purchase, gathering and transportation of third-party natural gas and subsequently markets such natural gas to independent purchasers under separate arrangements. As such, the Company separately reports third-party marketing sales and marketing expenses.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

The Company generates electricity with excess natural gas, which it uses to serve certain of its operating facilities in Brea, California. Any excess electricity is sold to the California wholesale power market. This revenue is included in “other revenues” on the consolidated statements of operations.

Restricted Cash

Restricted cash of approximately $4 million and $3 million is included in “other noncurrent assets” on the consolidated balance sheets at December 31, 2011, and December 31, 2010, respectively, and represents cash the Company has deposited into a separate account and designated for asset retirement obligations in accordance with contractual agreements.

Derivative Instruments

The Company uses derivative financial instruments to reduce exposure to fluctuations in the prices of oil and natural gas. By removing a significant portion of the price volatility associated with future production, the Company expects to mitigate, but not eliminate, the potential effects of variability in cash flow from operations due to fluctuations in commodity prices. These transactions are primarily in the form of swap contracts and put options. In addition, the Company may from time to time enter into derivative contracts in the form of interest rate swaps to minimize the effects of fluctuations in interest rates. At December 31, 2011, the Company had no outstanding interest rate swap agreements.

Derivative instruments (including certain derivative instruments embedded in other contracts that require bifurcation) are recorded at fair value and included on the consolidated balance sheets as assets or liabilities. The Company did not designate these contracts as cash flow hedges; therefore, the changes in fair value of these instruments are recorded in current earnings. The Company uses certain pricing models to determine the fair value of its derivative financial instruments. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. Company management validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those securities trade in active markets. See Note 7 and Note 8 for additional details about the Company’s derivative financial instruments.

Unit-Based Compensation

The Company recognizes expense for unit-based compensation over the requisite service period in an amount equal to the fair value of unit-based payments granted to employees and nonemployee directors. The fair value of unit-based payments, excluding liability awards, is computed at the date of grant and is not remeasured. The fair value of liability awards is remeasured at each reporting date through the settlement date with the change in fair value recognized as compensation expense over that period. The Company currently does not have any awards accounted for as liability awards.

The Company has made a policy decision to recognize compensation expense for service-based awards on a straight-line basis over the requisite service period for the entire award. See Note 5 for additional details about the Company’s accounting for unit-based compensation.

The benefit of tax deductions in excess of recognized compensation costs is required to be reported as financing cash flow rather than operating cash flow. This requirement reduces net operating cash flow and increases net financing cash flow in periods in which such tax benefit exists. The amount of the Company’s excess tax benefit is reported in “excess tax benefit from unit-based compensation” on the consolidated statements of unitholders’ capital.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

Deferred Financing Fees

The Company incurred legal and bank fees related to the issuance of debt (see Note 6). At December 31, 2011, and December 31, 2010, net deferred financing fees of approximately $94 million and $102 million, respectively, are included in “other noncurrent assets” on the consolidated balance sheets. These debt issuance costs are amortized over the life of the debt agreement. For the years ended December 31, 2011, December 31, 2010, and December 31, 2009, amortization expense of approximately $16 million, $17 million and $14 million, respectively, is included in “interest expense, net of amounts capitalized” on the consolidated statements of operations.

Fair Value of Financial Instruments

The carrying values of the Company’s receivables, payables and Credit Facility (as defined in Note 6) are estimated to be substantially the same as their fair values at December 31, 2011, and December 31, 2010. See Note 6 for fair value disclosures related to the Company’s other outstanding debt. As noted above, the Company carries its derivative financial instruments at fair value. See Note 8 for details about the fair value of the Company’s derivative financial instruments.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the states of Texas and Michigan, with income tax liabilities and/or benefits of the Company passed through to unitholders. As such, with the exception of the states of Texas and Michigan, the Company is not a taxable entity, it does not directly pay federal and state income tax and recognition has not been given to federal and state income taxes for the operations of the Company except as described below.

Limited liability companies are subject to state income taxes in Texas and Michigan. In addition, certain of the Company’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes, which are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 14 for detail of amounts recorded in the consolidated financial statements.

Note 2—Acquisitions, Divestitures and Discontinued Operations

Acquisitions—2011

On December 15, 2011, the Company completed the acquisition of certain oil and natural gas properties located primarily in the Granite Wash of Texas and Oklahoma from Plains Exploration & Production Company (“Plains”). The results of operations of these properties have been included in the consolidated financial statements since the acquisition date. The Company paid approximately $544 million in total consideration for these properties. The transaction was financed initially with borrowings under the Company’s Credit Facility, as defined in Note 6.

On November 1, 2011, and November 18, 2011, the Company completed two acquisitions of certain oil and natural gas properties located in the Permian Basin. The results of operations of these properties have been included in the consolidated financial statements since the acquisition dates. The Company paid approximately

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

$108 million in cash and recorded a payable of approximately $2 million, resulting in total consideration for the acquisitions of approximately $110 million. The transactions were financed initially with borrowings under the Company’s Credit Facility.

On June 1, 2011, the Company completed the acquisition of certain oil and natural gas properties in the Cleveland play, located in the Texas Panhandle, from Panther Energy Company, LLC and Red Willow Mid-Continent, LLC (collectively referred to as “Panther”). The results of operations of these properties have been included in the consolidated financial statements since the acquisition date. The Company paid approximately $223 million in total consideration for these properties. The transaction was financed primarily with proceeds from the Company’s May 2011 debt offering, as described below.

On May 2, 2011, and May 11, 2011, the Company completed two acquisitions of certain oil and natural gas properties located in the Williston Basin. The results of operations of these properties have been included in the consolidated financial statements since the acquisition dates. The Company paid approximately $154 million in cash and recorded a receivable of approximately $1 million, resulting in total consideration for the acquisitions of approximately $153 million. The transactions were financed initially with borrowings under the Company’s Credit Facility.

On April 1, 2011, and April 5, 2011, the Company completed two acquisitions of certain oil and natural gas properties located in the Permian Basin, including properties from SandRidge Exploration and Production, LLC (“SandRidge”). The results of operations of these properties have been included in the consolidated financial statements since the acquisition dates. The Company paid approximately $239 million in total consideration for the acquisitions. The transactions were financed initially with borrowings under the Company’s Credit Facility.

On March 31, 2011, the Company completed the acquisition of certain oil and natural gas properties located in the Williston Basin from an affiliate of Concho Resources Inc. (“Concho”). The results of operations of these properties have been included in the consolidated financial statements since the acquisition date. The Company paid $196 million in cash and recorded a receivable from Concho of approximately $2 million, resulting in total consideration for the acquisition of approximately $194 million. The transaction was financed primarily with proceeds from the Company’s March 2011 public offering of units, as described below.

During 2011, the Company completed other smaller acquisitions of oil and natural gas properties located in its various operating regions. The results of operations of these properties have been included in the consolidated financial statements since the acquisition dates. The Company, in the aggregate, paid approximately $38 million in total consideration for these properties.

These acquisitions were accounted for under the acquisition method of accounting. Accordingly, the Company conducted assessments of net assets acquired and recognized amounts for identifiable assets acquired and liabilities assumed at their estimated acquisition date fair values, while transaction and integration costs associated with the acquisitions were expensed as incurred. The initial accounting for the business combinations is not complete and adjustments to provisional amounts, or recognition of additional assets acquired or liabilities assumed, may occur as more detailed analyses are completed and additional information is obtained about the facts and circumstances that existed as of the acquisition dates.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

The following presents the values assigned to the net assets acquired as of the acquisition dates (in thousands):

Assets:
Current	$5,981
Noncurrent	748
Oil and natural gas properties	1,516,737

Total assets acquired	$1,523,466

Liabilities:
Current	$2,130
Asset retirement obligations	19,853

Total liabilities assumed	$21,983

Net assets acquired	$1,501,483

Current assets include receivables, prepaids and inventory and noncurrent assets include other property and equipment. Current liabilities include payables, ad valorem taxes payable and other liabilities.

The fair values of oil and natural gas properties and asset retirement obligations were measured using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation of oil and natural gas properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; (iv) estimated future cash flows; and (v) a market-based weighted average cost of capital rate.

The revenues and expenses related to the properties acquired from Plains, Panther, SandRidge and Concho are included in the condensed consolidated results of operations of the Company as of December 15, 2011, June 1, 2011, April 1, 2011, and March 31, 2011, respectively. The following unaudited pro forma financial information presents a summary of the Company’s condensed consolidated results of operations for the years ended December 31, 2011, and December 31, 2010, assuming the acquisitions of Plains, Panther, SandRidge and Concho had been completed as of January 1, 2010, including adjustments to reflect the values assigned to the net assets acquired. The pro forma financial information is not necessarily indicative of the results of operations if the acquisitions had been effective as of this date.

	Year Ended December 31,
	2011	2010
	(in thousands, except per unit amounts)
Total revenues and other	$1,819,878	$939,572
Total operating expenses	$901,967	$720,360
Net income (loss)	$528,046	$(86,952)

Net income (loss) per unit:
Basic	$3.01	$(0.57)

Diluted	$3.00	$(0.57)

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

Other

In July 2010, the Company entered into a definitive purchase and sale agreement (“PSA”) to acquire certain oil and natural gas properties for a contract price of $95 million. Upon the execution of the PSA, the Company paid a deposit of approximately $9 million. In September 2010, in accordance with the terms of the PSA, the Company terminated the PSA as a result of certain conditions to closing not being met. The other party to the PSA disputed the termination of the PSA and held the deposit. On March 28, 2011, an arbitration panel granted a favorable final ruling to the Company with regard to the termination of the PSA and the return of the deposit. The deposit plus interest was received by the Company in April 2011.

Acquisitions—2010 and 2009

The following is a summary of certain significant acquisitions completed by the Company during the years ended December 31, 2010, and December 31, 2009:

•

On November 16, 2010, the Company completed the acquisition of certain oil and natural gas properties located in the Wolfberry trend of the Permian Basin from Element Petroleum, LP for approximately $118 million.

•

On October 14, 2010, the Company completed two acquisitions of certain oil and natural gas properties located in the Wolfberry trend of the Permian Basin from Crownrock, LP and Patriot Resources Partners LLC for approximately $260 million.

•

On August 16, 2010, the Company completed the acquisition of certain oil and natural gas properties located in the Permian Basin from Crownrock, LP and Element Petroleum, LP for approximately $95 million.

•

On May 27, 2010, the Company completed the acquisition of interests in Henry Savings LP and Henry Savings Management LLC that primarily hold oil and natural gas properties located in the Permian Basin for approximately $323 million.

•

On April 30, 2010, the Company completed the acquisition of interests in two wholly owned subsidiaries of HighMount Exploration & Production LLC that hold oil and natural gas properties in the Antrim Shale located in northern Michigan for approximately $327 million.

•

On January 29, 2010, the Company completed the acquisition of certain oil and natural gas properties located in the Anadarko Basin in Oklahoma and Kansas and the Permian Basin in Texas and New Mexico from certain affiliates of Merit Energy Company for approximately $151 million.

•

On August 31, 2009, and September 30, 2009, the Company completed two acquisitions of certain oil and natural gas properties located in the Permian Basin in Texas and New Mexico from Forest Oil Corporation and Forest Oil Permian Corporation for approximately $114 million.

Divestitures

In 2009, certain post-closing matters related to the 2008 sale of the deep rights interests in certain central Oklahoma acreage were resolved and the Company recorded a gain of approximately $25 million, which is included in “(gains) losses on sale of assets and other, net” on the consolidated statements of operations for the year ended December 31, 2009.

Discontinued Operations

Discontinued operations of approximately $2 million in 2009 primarily represent activity related to post-closing adjustments associated with the Company’s Appalachian Basin and Mid Atlantic Well Service, Inc. operations disposed of in 2008.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 3—Unitholders’ Capital

Equity Distribution Agreement

On August 23, 2011, the Company entered into an equity distribution agreement, pursuant to which it may from time to time issue and sell units representing limited liability company interests having an aggregate offering price of up to $500 million. In connection with entering into the agreement, the Company incurred expenses of approximately $423,000. Sales of units, if any, will be made through a sales agent by means of ordinary brokers’ transactions, in block transactions, or as otherwise agreed with the agent. The Company expects to use the net proceeds from any sale of the units for general corporate purposes, which may include, among other things, capital expenditures, acquisitions and the repayment of debt.

In September 2011, the Company issued and sold 16,060 units representing limited liability company interests at an average unit price of $38.25 for proceeds of approximately $602,000 (net of approximately $12,000 in commissions). In December 2011, the Company issued and sold 772,104 units representing limited liability company interests at an average unit price of $38.03 for proceeds of approximately $29 million (net of approximately $587,000 in commissions). In connection with the issue and sale of these units, the Company incurred professional service expenses of approximately $139,000. The Company used the net proceeds for general corporate purposes including the repayment of a portion of the indebtedness outstanding under its Credit Facility. At December 31, 2011, units equaling approximately $470 million in aggregate offering price remained available to be issued and sold under the agreement.

Public Offering of Units

In March 2011, the Company sold 16,726,067 units representing limited liability company interests at $38.80 per unit ($37.248 per unit, net of underwriting discount) for net proceeds of approximately $623 million (after underwriting discount and offering expenses of approximately $26 million). The Company used a portion of the net proceeds from the sale of these units to fund the March 2011 redemptions of a portion of the outstanding 2017 Senior Notes and 2018 Senior Notes and to fund the cash tender offers and related expenses for a portion of the remaining 2017 Senior Notes and 2018 Senior Notes (see Note 6). The Company used the remaining net proceeds from the sale of units to finance a portion of the March 31, 2011, acquisition in the Williston Basin.

In December 2010, the Company sold 11,500,000 units representing limited liability company interests at $35.92 per unit ($34.48 per unit, net of underwriting discount) for net proceeds of approximately $396 million (after underwriting discount and offering expenses of approximately $17 million). The Company used the net proceeds from the sale of these units to repay all outstanding indebtedness under its Credit Facility and for other general corporate purposes, including the partial notes redemption (see Note 6).

In March 2010, the Company sold 17,250,000 units representing limited liability company interests at $25.00 per unit ($24.00 per unit, net of underwriting discount) for net proceeds of approximately $414 million (after underwriting discount and offering expenses of approximately $17 million). The Company used a portion of the net proceeds from the sale of these units to finance the HighMount acquisition.

In October 2009, the Company sold 8,625,000 units representing limited liability company interests at $21.90 per unit ($21.024 per unit, net of underwriting discount) for net proceeds of approximately $181 million (after underwriting discount and offering expenses of approximately $8 million). The Company used the net proceeds from the sale of these units to reduce indebtedness under the Credit Facility.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

In May 2009, the Company sold 6,325,000 units representing limited liability company interests at $16.25 per unit ($15.60 per unit, net of underwriting discount) for net proceeds of approximately $98 million (after underwriting discount and offering expenses of approximately $4 million). The Company used the net proceeds from the sale of these units to reduce indebtedness under the Credit Facility.

Equity Distribution Agreement and Public Offering of Units—Subsequent Events

In January 2012, the Company, under its equity distribution agreement, issued and sold 1,539,651 units representing limited liability company interests at an average unit price of $38.02 for proceeds of approximately $57 million (net of approximately $1 million in commissions). The Company used the net proceeds for general corporate purposes including the repayment of a portion of the indebtedness outstanding under its Credit Facility. At January 31, 2012, units equaling approximately $411 million in aggregate offering price remained available to be issued and sold under the agreement.

In January 2012, the Company also completed a public offering of units in which it sold 19,550,000 units representing limited liability company interests at $35.95 per unit ($34.512 per unit, net of underwriting discount) for net proceeds of approximately $674 million (after underwriting discount and offering expenses of approximately $28 million). The Company used the net proceeds from the sale of these units to repay a portion of the outstanding indebtedness under its Credit Facility.

Unit Repurchase Plan

In October 2008, the Board of Directors of the Company authorized the repurchase of up to $100 million of the Company’s outstanding units from time to time on the open market or in negotiated purchases. During the year ended December 31, 2011, 529,734 units were repurchased at an average unit price of $32.76 for a total cost of approximately $17 million. During the year ended December 31, 2010, 486,700 units were repurchased at an average unit price of $23.79 for a total cost of approximately $12 million. During the year ended December 31, 2009, 123,800 units were repurchased at an average unit price of $12.99 for a total cost of approximately $2 million. All units were subsequently canceled.

At December 31, 2011, approximately $56 million was available for unit repurchase under the program. The timing and amounts of any such repurchases will be at the discretion of management, subject to market conditions and other factors, and in accordance with applicable securities laws and other legal requirements. The repurchase plan does not obligate the Company to acquire any specific number of units and may be discontinued at any time. Units are repurchased at fair market value on the date of repurchase.

Issuance and Cancellation of Units

During the years ended December 31, 2010, and December 31, 2009, the Company purchased 9,055 units and 63,031 units for approximately $300,000 and $1 million, respectively, in conjunction with units received by the Company for the payment of minimum withholding taxes due on units issued under its equity compensation plan (see Note 5). All units were subsequently canceled. The Company purchased no units during the year ended December 31, 2011.

Distributions

Under the Agreement, Company unitholders are entitled to receive a quarterly distribution of available cash to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. Distributions paid by the Company are presented on the consolidated statements of unitholders’

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

capital. On January 27, 2012, the Company’s Board of Directors declared a cash distribution of $0.69 per unit with respect to the fourth quarter of 2011. The distribution, totaling approximately $138 million, was paid February 14, 2012, to unitholders of record as of the close of business February 7, 2012.

Note 4—Business and Credit Concentrations

Cash

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured amounts. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash.

Revenue and Trade Receivables

The Company has a concentration of customers who are engaged in oil and natural gas purchasing, transportation and/or refining within the U.S. This concentration of customers may impact the Company’s overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic or other conditions. The Company’s customers consist primarily of major oil and natural gas purchasers and the Company generally does not require collateral since it has not experienced significant credit losses on such sales. The Company routinely assesses the recoverability of all material trade and other receivables to determine collectibility (see Note 1).

For the year ended December 31, 2011, the Company’s three largest customers represented 13%, 10% and 10%, respectively, of the Company’s sales. For the year ended December 31, 2010, the Company’s three largest customers represented 17%, 14% and 13%, respectively, of the Company’s sales. For the year ended December 31, 2009, the Company’s three largest customers represented 22%, 18% and 15%, respectively, of the Company’s sales.

At December 31, 2011, trade accounts receivable from three customers represented approximately 12%, 10% and 10%, respectively, of the Company’s receivables. At December 31, 2010, trade accounts receivable from three customers represented approximately 16%, 12% and 11%, respectively, of the Company’s receivables.

Note 5—Unit-Based Compensation and Other Benefit Plans

Incentive Plan Summary

The Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, as amended (the “Plan”), originally became effective in December 2005. The Plan, which is administered by the Compensation Committee of the Board of Directors (“Compensation Committee”), permits granting unit grants, unit options, restricted units, phantom units and unit appreciation rights to employees, consultants and nonemployee directors under the terms of the Plan. The unit options and restricted units vest ratably over three years. The contractual life of unit options is 10 years. Unit awards were initially issued in conjunction with the Company’s IPO in January 2006.

The Plan limits the number of units that may be delivered pursuant to awards to 12.2 million units. The Board of Directors and the Compensation Committee have the right to alter or amend the Plan or any part of the Plan from time to time, including increasing the number of units that may be granted, subject to unitholder approval as required by the exchange upon which the units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the benefits to the participant without the consent of the participant.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

Upon exercise or vesting of an award of units, or an award settled in units, the Company will issue new units, acquire units on the open market or directly from any person, or use any combination of the foregoing, at the Compensation Committee’s discretion. If the Company issues new units upon exercise or vesting of an award, the total number of units outstanding will increase. To date, the Company has issued awards of unit grants, unit options, restricted units and phantom units. The Plan provides for all of the following types of awards:

Unit Grants—A unit grant is a unit that vests immediately upon issuance.

Unit Options—A unit option is a right to purchase a unit at a specified price at terms determined by the Compensation Committee. Unit options will have an exercise price that will not be less than the fair market value of the units on the date of grant, and in general, will become exercisable over a vesting period but may accelerate upon a change in control of the Company. If a grantee’s employment or service relationship terminates for any reason other than death, the grantee’s unvested unit options will be automatically forfeited unless the option agreement or the Compensation Committee provides otherwise.

Restricted Units—A restricted unit is a unit that vests over a period of time and that during such time is subject to forfeiture, and may contain such terms as the Compensation Committee shall determine. The Company intends the restricted units under the Plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of its units. Therefore, Plan participants will not pay any consideration for the restricted units they receive. If a grantee’s employment or service relationship terminates for any reason other than death, the grantee’s unvested restricted units will be automatically forfeited unless the Compensation Committee or the terms of the award agreement provide otherwise.

Phantom Units/Unit Appreciation Rights—These awards may be settled in units, cash or a combination thereof. Such grants contain terms as determined by the Compensation Committee, including the period or terms over which phantom units vest. If a grantee’s employment or service relationship terminates for any reason other than death, the grantee’s phantom units or unit appreciation rights will be automatically forfeited unless, and to the extent, the Compensation Committee or the terms of the award agreement provide otherwise. While phantom units require no payment from the grantee, unit appreciation rights will have an exercise price that will not be less than the fair market value of the units on the date of grant. At December 31, 2011, the Company had 36,784 phantom units issued and outstanding. To date, the Company has not issued unit appreciation rights.

Securities Authorized for Issuance Under the Plan

As of December 31, 2011, approximately 1.4 million units were issuable under the Plan pursuant to outstanding award or other agreements, and 5.2 million additional units were reserved for future issuance under the Plan.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

Accounting for Unit-Based Compensation

The Company recognizes as expense, beginning at the grant date, the fair value of unit options and other equity-based compensation issued to employees and nonemployee directors. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period using the straight-line method in the Company’s consolidated statements of operations. A summary of unit-based compensation expenses included on the consolidated statements of operations is presented below:

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
General and administrative expenses	$21,131	$13,450	$14,743
Lease operating expenses	1,112	342	346

Total unit-based compensation expenses	$22,243	$13,792	$15,089

Income tax benefit	$8,219	$5,096	$5,968

Restricted/Unrestricted Units

The fair value of unrestricted unit grants and restricted units issued is determined based on the fair market value of the Company units on the date of grant. A summary of the status of the nonvested units as of December 31, 2011, is presented below:

	Number of Nonvested Units	Weighted Average Grant-Date Fair Value
Nonvested units at December 31, 2010	1,451,556	$21.16
Granted	1,110,502	$38.54
Vested	(651,760)	$20.22
Forfeited	(50,636)	$33.32

Nonvested units at December 31, 2011	1,859,662	$31.54

The weighted average grant-date fair value of unrestricted unit grants and restricted units granted was $25.89 and $16.11 during the years ended December 31, 2010, and December 31, 2009, respectively.

As of December 31, 2011, there was approximately $38 million of unrecognized compensation cost related to nonvested restricted units. The cost is expected to be recognized over a weighted average period of approximately 1.5 years. The total fair value of units that vested was approximately $13 million, $14 million and $11 million for the years ended December 31, 2011, December 31, 2010, and December 31, 2009, respectively.

In January 2012, the Company granted 913,663 restricted units as part of its annual review of its employees, including executives, compensation.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

Changes in Unit Options and Unit Options Outstanding

The following provides information related to unit option activity for the year ended December 31, 2011:

	Number of Units Underlying Options	Weighted Average Exercise Price Per Unit	Weighted Average Grant-Date Fair Value	Weighted Average Remaining Contractual Life in Years
Outstanding at December 31, 2010	1,720,393	$22.48	$3.05	6.71
Exercised	(310,400)	$23.99	$3.83

Outstanding at December 31, 2011	1,409,993	$22.14	$2.87	5.83

Exercisable at December 31, 2011	1,282,526	$22.76	$3.11	5.70

No unit options were granted during the years ended December 31, 2011, or December 31, 2010. The weighted average grant-date fair value of options granted was $0.55 during the year ended December 31, 2009. The total intrinsic value of options exercised was approximately $5 million, $2 million and $124,000, during the years ended December 31, 2011, December 31, 2010, and December 31, 2009, respectively. The Company received approximately $7 million from the exercise of options during the year ended December 31, 2011.

As of December 31, 2011, total unrecognized compensation cost related to nonvested unit options was approximately $4,000. The cost is expected to be recognized over a weighted average period of approximately one month. In addition, the exercisable unit options at December 31, 2011, have an aggregate intrinsic value of approximately $19 million and all outstanding unit options have an aggregate intrinsic value of approximately $22 million. The total fair value of all options that vested during the years ended December 31, 2011, December 31, 2010, and December 31, 2009, was approximately $500,000, $1 million and $2 million, respectively. No options expired during the years ended December 31, 2011, December 31, 2010, or December 31, 2009.

The fair value of unit-based compensation for unit options was estimated on the date of grant using a Black-Scholes pricing model based on certain assumptions. The Company’s determination of the fair value of unit-based payment awards is affected by the Company’s unit price as well as assumptions regarding a number of complex and subjective variables. The Company’s employee unit options have various restrictions including vesting provisions and restrictions on transfers and hedging, among others, and often are expected to be exercised prior to their contractual maturity.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

Expected volatilities used in the estimation of fair value have been determined using available volatility data for the Company as well as an average of volatility computations of other identified peer companies in the oil and natural gas industry. Expected distributions are estimated based on the Company’s distribution rate at the date of grant. Historical data of the Company and other identified peer companies is used to estimate expected term because, due to the limited period of time its equity units have been publicly traded, the Company does not have sufficient historical exercise data to compute a reasonable estimate. Forfeitures are estimated using historical Company data and are revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. All employees granted awards have been determined to have similar behaviors for purposes of determining the expected term used to estimate fair value. The risk-free rate for periods within the expected term of the unit option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair values of the 2009 unit option grants were based upon the following assumptions:

2009
Expected volatility	30.59%
Expected distributions	15.80% – 16.79%
Risk-free rate	1.24% – 1.91%
Expected term	5 years

Although the fair value of unit option grants is determined in accordance with applicable accounting standards, using a Black-Scholes pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Nonemployee Grants

During the year ended December 31, 2007, the Company granted an aggregate 150,000 unit warrants to certain individuals in connection with an acquisition transition services agreement. The unit warrants, all of which remain outstanding, have an exercise price of $25.50 per unit warrant, are fully exercisable at December 31, 2011, and expire 10 years from the date of issuance.

Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees. Company contributions to the 401(k) plan consisted of a discretionary matching contribution equal to 100% of the first 4% of eligible compensation contributed by the employee on a before-tax basis for the year ending December 31, 2009. For the years ended December 31, 2011, and December 31, 2010, the Company contribution was equal to 100% of the first 6% of eligible employee compensation. The Company contributed approximately $4 million, $3 million and $2 million during the years ended December 31, 2011, December 31, 2010, and December 31, 2009, respectively, to the 401(k) plan’s trustee account. The 401(k) plan funds are held in a trustee account on behalf of the plan participants.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 6—Debt

The following summarizes debt outstanding:

	December 31, 2011			December 31, 2010
	Carrying Value	Fair Value(1)	Interest Rate(2)	Carrying Value	Fair Value(1)	Interest Rate(2)
	(in millions, except percentages)
Credit facility	$940	$940	2.57%	$—	$—	—
11.75% senior notes due 2017	41	46	12.73%	250	288	12.73%
9.875% senior notes due 2018	14	16	10.25%	256	279	10.25%
6.50% senior notes, due 2019	750	742	6.62%	—	—	—
8.625% senior notes due 2020	1,300	1,406	9.00%	1,300	1,396	9.00%
7.75% senior notes due 2021	1,000	1,036	8.00%	1,000	1,021	8.00%
Less current maturities	—	—		—	—

	4,045	$4,186		2,806	$2,984

Unamortized discount	(51)			(63)

Total debt, net of discount	$3,994			$2,743

(1)	The carrying value of the Credit Facility is estimated to be substantially the same as its fair value. Fair values of the senior notes were estimated based on prices quoted from third-party financial institutions.
(2)	Represents variable interest rate for the Credit Facility and effective interest rates for the senior notes.

Credit Facility

On May 2, 2011, the Company entered into a Fifth Amended and Restated Credit Agreement (“Credit Facility”), which provides for a revolving credit facility up to the lesser of: (i) the then-effective borrowing base and (ii) the maximum commitment amount of $1.5 billion. In October 2011, as part of the semi-annual redetermination, a borrowing base of $3.0 billion was approved by the lenders with the maximum commitment amount remaining unchanged at $1.5 billion. The maturity date is April 2016.

During 2011, in connection with amendments to its Credit Facility, the Company incurred financing fees and expenses of approximately $4 million, which will be amortized over the life of the Credit Facility. Such amortized expenses are recorded in “interest expense, net of amounts capitalized” on the consolidated statements of operations. At December 31, 2011, available borrowing capacity under the Credit Facility was $556 million, which includes a $4 million reduction in availability for outstanding letters of credit.

Redetermination of the borrowing base under the Credit Facility, based primarily on reserve reports that reflect commodity prices at such time, occurs semi-annually, in April and October, as well as upon requested interim redeterminations, by the lenders at their sole discretion. The Company also has the right to request one additional borrowing base redetermination per year at its discretion, as well as the right to an additional redetermination each year in connection with certain acquisitions. Significant declines in commodity prices may result in a decrease in the borrowing base. The Company’s obligations under the Credit Facility are secured by mortgages on its and certain of its material subsidiaries’ oil and natural gas properties and other personal property as well as a pledge of all ownership interests in its direct and indirect material subsidiaries. The Company and its subsidiaries are required to maintain the mortgages on properties representing at least 80% of the total value of its and its subsidiaries’ oil and natural gas properties. Additionally, the obligations under the Credit Facility are guaranteed by all of the Company’s material subsidiaries and are required to be guaranteed by any future material subsidiaries.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

At the Company’s election, interest on borrowings under the Credit Facility is determined by reference to either the London Interbank Offered Rate (“LIBOR”) plus an applicable margin between 1.75% and 2.75% per annum (depending on the then-current level of borrowings under the Credit Facility) or the alternate base rate (“ABR”) plus an applicable margin between 0.75% and 1.75% per annum (depending on the then-current level of borrowings under the Credit Facility). Interest is generally payable quarterly for loans bearing interest based on the ABR and at the end of the applicable interest period for loans bearing interest at LIBOR. The Company is required to pay a commitment fee to the lenders under the Credit Facility, which accrues at a rate per annum equal to 0.5% on the average daily unused amount of the lesser of: (i) the maximum commitment amount of the lenders and (ii) the then-effective borrowing base. The Company is in compliance with all financial and other covenants of the Credit Facility.

Senior Notes Due 2019

On May 13, 2011, the Company issued $750 million in aggregate principal amount of 6.50% senior notes due 2019 (the “2019 Senior Notes”) at a price of 99.232%. The 2019 Senior Notes were sold to a group of initial purchasers and then resold to qualified institutional buyers, each in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Company received net proceeds of approximately $729 million (after deducting the initial purchasers’ discount and offering expenses). The Company used a portion of the net proceeds to repay all of the outstanding indebtedness under its Credit Facility, fund or partially fund acquisitions and for general corporate purposes. In connection with the 2019 Senior Notes, the Company incurred financing fees and expenses of approximately $15 million, which will be amortized over the life of the 2019 Senior Notes. The discount on the 2019 Senior Notes, which totaled approximately $6 million, will also be amortized over the life of the 2019 Senior Notes. Such amortized expenses are recorded in “interest expense, net of amounts capitalized” on the consolidated statements of operations.

The 2019 Senior Notes were issued under an indenture dated May 13, 2011 (“2019 Indenture”), mature May 15, 2019, and bear interest at 6.50%. Interest is payable semi-annually on May 15 and November 15, beginning November 15, 2011. The 2019 Senior Notes are general unsecured senior obligations of the Company and are effectively junior in right of payment to any secured indebtedness of the Company to the extent of the collateral securing such indebtedness. Each of the Company’s material subsidiaries has guaranteed the 2019 Senior Notes on a senior unsecured basis. The 2019 Indenture provides that the Company may redeem: (i) on or prior to May 15, 2014, up to 35% of the aggregate principal amount of the 2019 Senior Notes at a redemption price of 106.50% of the principal amount redeemed, plus accrued and unpaid interest, with the net cash proceeds of one or more equity offerings; (ii) prior to May 15, 2015, all or part of the 2019 Senior Notes at a redemption price equal to the principal amount redeemed, plus a make-whole premium (as defined in the 2019 Indenture) and accrued and unpaid interest; and (iii) on or after May 15, 2015, all or part of the 2019 Senior Notes at a redemption price equal to 103.250%, and decreasing percentages thereafter, of the principal amount redeemed, plus accrued and unpaid interest. The 2019 Indenture also provides that, if a change of control (as defined in the 2019 Indenture) occurs, the holders have a right to require the Company to repurchase all or part of the 2019 Senior Notes at a redemption price equal to 101%, plus accrued and unpaid interest.

The 2019 Indenture contains covenants substantially similar to those under the Company’s 2010 Issued Senior Notes and Original Senior Notes, as defined below, that, among other things, limit the Company’s ability to: (i) pay distributions, purchase or redeem the Company’s units or redeem its subordinated debt; (ii) make investments; (iii) incur or guarantee additional indebtedness or issue certain types of equity securities; (iv) create certain liens; (v) sell assets; (vi) consolidate, merge or transfer all or substantially all of the Company’s assets; (vii) enter into agreements that restrict distributions or other payments from the Company’s restricted subsidiaries to the Company; (viii) engage in transactions with affiliates; and (ix) create unrestricted subsidiaries. The Company is in compliance with all financial and other covenants of the 2019 Senior Notes.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

In connection with the issuance and sale of the 2019 Senior Notes, the Company entered into a Registration Rights Agreement (“2019 Registration Rights Agreement”) with the initial purchasers. Under the 2019 Registration Rights Agreement, the Company agreed to use reasonable efforts to file with the SEC and cause to become effective a registration statement relating to an offer to issue new notes having terms substantially identical to the 2019 Senior Notes in exchange for outstanding 2019 Senior Notes within 400 days after the notes were issued. In certain circumstances, the Company may be required to file a shelf registration statement to cover resales of the 2019 Senior Notes. If the Company fails to satisfy these obligations, the Company may be required to pay additional interest to holders of the 2019 Senior Notes under certain circumstances.

Senior Notes Due 2020 and Senior Notes Due 2021

On April 6, 2010, the Company issued $1.30 billion in aggregate principal amount of 8.625% senior notes due 2020 (the “2020 Senior Notes”). On September 13, 2010, the Company issued $1.0 billion in aggregate principal amount of 7.75% senior notes due 2021 (the “2021 Senior Notes,” and together with the 2020 Senior Notes, the “2010 Issued Senior Notes”). The indentures related to the 2010 Issued Senior Notes contain redemption provisions and covenants that are substantially similar to those of the 2019 Senior Notes.

Senior Notes Due 2017 and Senior Notes Due 2018

The Company also has $41 million (originally $250 million) in aggregate principal amount of 11.75% senior notes due 2017 (the “2017 Senior Notes”) and $14 million (originally $256 million) in aggregate principal amount of 9.875% senior notes due 2018 (the “2018 Senior Notes” and together with the 2017 Senior Notes, the “Original Senior Notes”). The indentures related to the Original Senior Notes originally contained redemption provisions and covenants that were substantially similar to those of the 2010 Issued Senior Notes; however, in connection with the tender offers described below, the indentures were amended and most of the covenants and certain default provisions were eliminated.

Redemptions of Original Senior Notes

In March 2011, in accordance with the provisions of the indentures related to the 2017 Senior Notes and the 2018 Senior Notes, the Company redeemed 35%, or $87 million and $90 million, respectively, of each of its original aggregate principal amount of the 2017 Senior Notes and 2018 Senior Notes. After the redemptions, $163 million and $166 million, respectively, of the 2017 Senior Notes and 2018 Senior Notes remained outstanding.

Tender Offers for and Repurchase of Original Senior Notes

On February 28, 2011, the Company commenced cash tender offers (“Offers”) and related consent solicitations to purchase any and all of its outstanding 2017 Senior Notes and 2018 Senior Notes. The Offers expired on March 25, 2011. Holders who validly tendered 2017 Senior Notes and 2018 Senior Notes on or before March 14, 2011, received total consideration of $1,212.50 and $1,172.50, respectively, for each $1,000 principal amount of such notes accepted for purchase. Total consideration included a consent payment of $30.00 per $1,000 principal amount of notes accepted for purchase. Holders who validly tendered 2017 Senior Notes and 2018 Senior Notes after March 14, 2011, but before March 25, 2011, received $1,182.50 and $1,142.50, respectively, for each $1,000 principal amount of such notes accepted for purchase.

In March 2011, in connection with its Offers and related consent solicitations, the Company accepted and purchased: 1) $105 million of the aggregate principal amount of its outstanding 2017 Senior Notes (or 65% of the remaining outstanding principal amount of its 2017 Senior Notes), and 2) $126 million of the aggregate principal amount of its outstanding 2018 Senior Notes (or 76% of the remaining outstanding principal amount of its 2018 Senior Notes).

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

In conjunction with each tender offer, the Company received consents to amendments to the indentures of the 2017 Senior Notes and 2018 Senior Notes, which eliminated most of the covenants and certain default provisions applicable to the series of notes issued under such indentures. The amendments became effective upon the execution of the supplemental indentures to the indentures governing each of the 2017 Senior Notes and the 2018 Senior Notes.

In June 2011, the Company repurchased an additional portion of its remaining outstanding 2017 Senior Notes and 2018 Senior Notes for approximately $17 million (or 29% of the remaining outstanding principal amount of its 2017 Senior Notes) and approximately $24 million (or 61% of the remaining outstanding principal amount of its 2018 Senior Notes), respectively. In December 2011, the Company also repurchased an additional portion of its remaining outstanding 2018 Senior Notes for approximately $2 million (or 9% of the remaining outstanding principal amount of its 2018 Senior Notes). After giving effect to the tender offers and subsequent repurchases of the 2017 Senior Notes and the 2018 Senior Notes, aggregate principal amounts of $41 million and $14 million, respectively, remain outstanding at December 31, 2011.

In connection with the redemptions, cash tender offers and additional repurchases of a portion of the Original Senior Notes, the Company recorded a loss on extinguishment of debt of approximately $95 million for the year ended December 31, 2011.

Note 7—Derivatives

Commodity Derivatives

The Company utilizes derivative instruments to minimize the variability in cash flow due to commodity price movements. The Company has historically entered into derivative instruments such as swap contracts, put options and collars to economically hedge its forecasted oil, natural gas and NGL sales. At December 31, 2011, the Company had no outstanding collars. The Company did not designate any of these contracts as cash flow hedges; therefore, the changes in fair value of these instruments are recorded in current earnings. See Note 8 for fair value disclosures about oil and natural gas commodity derivatives.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

The following table summarizes open positions as of December 31, 2011, and represents, as of such date, derivatives in place through December 31, 2016, on annual production volumes:

	2012	2013	2014	2015	2016
Natural gas positions:
Fixed price swaps:
Hedged volume (MMMBtu)	56,730	64,367	73,456	82,490	2,745
Average price ($/MMBtu)	$5.85	$5.69	$5.69	$5.75	$5.00
Puts:
Hedged volume (MMMBtu)	38,357	37,340	30,660	32,850	—
Average price ($/MMBtu)	$5.83	$5.85	$5.00	$5.00	$—
Total:
Hedged volume (MMMBtu)	95,087	101,707	104,116	115,340	2,745
Average price ($/MMBtu)	$5.84	$5.75	$5.49	$5.54	$5.00

Oil positions:
Fixed price swaps:(1)
Hedged volume (MBbls)	8,171	9,033	9,034	9,581	—
Average price ($/Bbl)	$97.37	$98.05	$95.39	$98.25	$—
Puts:
Hedged volume (MBbls)	2,196	2,300	—	—	—
Average price ($/Bbl)	$100.00	$100.00	$—	$—	$—
Total:
Hedged volume (MBbls)	10,367	11,333	9,034	9,581	—
Average price ($/Bbl)	$97.93	$98.44	$95.39	$98.25	$—

Natural gas basis differential positions:
PEPL basis swaps:(2)
Hedged volume (MMMBtu)	37,735	38,854	42,194	42,194	—
Hedged differential ($/MMBtu)	$(0.89)	$(0.89)	$(0.39)	$(0.39)	$—

Oil timing differential positions:
Trade month roll swaps:(3)
Hedged volume (MBbls)	5,982	6,315	6,315	840	—
Hedged differential ($/Bbl)	$0.21	$0.21	$0.21	$0.17	$—

(1)	As presented in the table above, the Company has certain outstanding fixed price oil swaps on 14,750 Bbls of daily production which may be extended annually at a price of $100.00 per Bbl for each of the years ending December 31, 2016, December 31, 2017, and December 31, 2018, if the counterparties determine that the strike prices are in-the-money on a designated date in each respective preceding year. The extension for each year is exercisable without respect to the other years.
(2)	Settle on the Panhandle Eastern Pipeline (“PEPL”) spot price of natural gas to hedge basis differential associated with natural gas production in the Mid-Continent Deep and Mid-Continent Shallow regions.
(3)	The Company hedges the timing risk associated with the sales price of oil in the Mid-Continent Deep, Mid-Continent Shallow and Permian Basin regions. In these regions, the Company generally sells oil for the delivery month at a sales price based on the average NYMEX price of light crude oil during that month, plus an adjustment calculated as a spread between the weighted average prices of the delivery month, the next month and the following month during the period when the delivery month is prompt (the “trade month roll”).

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

During the year ended December 31, 2011, the Company entered into commodity derivative contracts consisting of oil and natural gas swaps for certain years through 2016 and oil trade month roll swaps for October 2011 through December 2015. In September 2011, the Company canceled its oil and natural gas swaps for the year 2016 and used the realized gains of approximately $27 million to increase prices on its existing oil and natural gas swaps for the year 2012. Also, in September 2011, the Company paid premiums of approximately $33 million to increase prices on its existing oil puts for the years 2012 and 2013. In addition, during the fourth quarter of 2011, the Company paid premiums of approximately $52 million for put options and approximately $22 million to increase prices on its existing oil puts for 2012 and 2013, respectively.

Settled derivatives on natural gas production for the year ended December 31, 2011, included volumes of 64,457 MMMBtu at an average contract price of $8.24. Settled derivatives on oil production for the year ended December 31, 2011, included volumes of 7,917 MBbls at an average contract price of $85.70. Settled derivatives on natural gas production for the year ended December 31, 2010, included volumes of 57,160 MMMBtu at an average contract price of $8.66. Settled derivatives on oil production for the year ended December 31, 2010, included volumes of 4,650 MBbls at an average contract price of $99.68. The natural gas derivatives are settled based on the closing NYMEX future price of natural gas or the published PEPL spot price of natural gas on the settlement date, which occurs on the third day preceding the production month. The oil derivatives are settled based on the month’s average daily NYMEX price of light crude oil and settlement occurs on the final day of the production month.

Interest Rate Swaps

The Company may from time to time enter into interest rate swap agreements based on LIBOR to minimize the effect of fluctuations in interest rates. If LIBOR is lower than the fixed rate in the contract, the Company is required to pay the counterparty the difference, and conversely, the counterparty is required to pay the Company if LIBOR is higher than the fixed rate in the contract. The Company does not designate interest rate swap agreements as cash flow hedges; therefore, the changes in fair value of these instruments are recorded in current earnings.

In April 2010, the Company restructured its interest rate swap portfolio in conjunction with the repayment of all of the outstanding indebtedness under its Credit Facility with net proceeds from the issuance of the 2020 Senior Notes (see Note 6). In conjunction with the repayment of borrowings under its Credit Facility with proceeds from the issuance of 2020 Senior Notes, the Company canceled (before the contract settlement date) certain interest rate swap agreements for 2010 through 2013, resulting in realized losses of approximately $74 million. In September 2010, the Company canceled (before the contract settlement date) all of its remaining interest rate swap agreements in conjunction with the repayment of all of the outstanding indebtedness under its Credit Facility with net proceeds from the issuance of 2021 Senior Notes (see Note 6). The cancellation of the interest rate swap agreements in September 2010 resulted in a realized loss of approximately $50 million. At December 31, 2011, and December 31, 2010, the Company had no outstanding interest rate swap agreements.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

Balance Sheet Presentation

The Company’s commodity derivatives and, when applicable, its interest rate swap derivatives are presented on a net basis in “derivative instruments” on the consolidated balance sheets. The following summarizes the fair value of derivatives outstanding on a gross basis:

	December 31,
	2011	2010
	(in thousands)
Assets:
Commodity derivatives	$880,175	$637,836

Liabilities:
Commodity derivatives	$320,835	$398,902

By using derivative instruments to economically hedge exposures to changes in commodity prices and interest rates, when applicable, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company’s counterparties are current participants or affiliates of participants in its Credit Facility or were participants or affiliates of participants in its Credit Facility at the time it originally entered into the derivatives. The Credit Facility is secured by the Company’s oil and natural gas reserves; therefore, the Company is not required to post any collateral. The Company does not receive collateral from its counterparties. The maximum amount of loss due to credit risk that the Company would incur if its counterparties failed completely to perform according to the terms of the contracts, based on the gross fair value of financial instruments, was approximately $880 million at December 31, 2011. The Company minimizes the credit risk in derivative instruments by: (i) limiting its exposure to any single counterparty; (ii) entering into derivative instruments only with counterparties that meet the Company’s minimum credit quality standard, or have a guarantee from an affiliate that meets the Company’s minimum credit quality standard; and (iii) monitoring the creditworthiness of the Company’s counterparties on an ongoing basis. In accordance with the Company’s standard practice, its commodity derivatives and, when applicable, its interest rate derivatives are subject to counterparty netting under agreements governing such derivatives and therefore the risk of loss is somewhat mitigated.

Gains (Losses) on Derivatives

Gains and losses on derivatives, including realized and unrealized gains and losses, are reported on the consolidated statements of operations in “gains (losses) on oil and natural gas derivatives” and “losses on interest rate swaps.” Realized gains (losses), excluding canceled derivatives, represent amounts related to the settlement of derivative instruments, and for commodity derivatives, are aligned with the underlying production. Unrealized gains (losses) represent the change in fair value of the derivative instruments and are noncash items.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

The following presents the Company’s reported gains and losses on derivative instruments:

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Realized gains (losses):
Commodity derivatives	$230,237	$307,587	$400,968
Interest rate swaps	—	(8,021)	(42,881)
Canceled derivatives	26,752	(123,865)	48,977

	$256,989	$175,701	$407,064

Unrealized gains (losses):
Commodity derivatives	$192,951	$(232,376)	$(591,379)
Interest rate swaps	—	63,978	16,588

	$192,951	$(168,398)	$(574,791)

Total gains (losses):
Commodity derivatives	$449,940	$75,211	$(141,374)
Interest rate swaps	—	(67,908)	(26,353)

	$449,940	$7,303	$(167,727)

During the year ended December 31, 2011, the Company canceled (before the contract settlement date) its oil and natural gas swaps for the year 2016 and used the realized gains of approximately $27 million to increase prices on its existing oil and natural gas swaps for the year 2012. During the year ended December 31, 2010, the Company canceled (before the contract settlement date) all of its interest rate swap agreements resulting in realized losses of approximately $124 million.

During the year ended December 31, 2009, the Company canceled (before the contract settlement date) derivative contracts on estimated future oil and natural gas production resulting in realized net gains of approximately $49 million. Of this amount, realized net gains of approximately $45 million, along with an incremental premium payment of approximately $49 million, were used to reposition the Company’s commodity derivative portfolio in July 2009, when the Company canceled oil and natural gas derivative contracts for years 2012 through 2014 to raise prices for oil and natural gas derivative contracts in years 2010 and 2011.

Note 8—Fair Value Measurements on a Recurring Basis

The Company accounts for its commodity derivatives and, when applicable, its interest rate derivatives at fair value (see Note 7) on a recurring basis. The Company uses certain pricing models to determine the fair value of its derivative financial instruments. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. Company management validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those securities trade in active markets. Assumed credit risk adjustments, based on published credit ratings, public bond yield spreads and credit default swap spreads, are applied to the Company’s commodity derivatives and, when applicable, its interest rate derivatives.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

Fair Value Hierarchy

In accordance with applicable accounting standards, the Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1	Financial assets and liabilities for which values are based on unadjusted quoted prices for identical assets or liabilities in an active market that management has the ability to access.

Level 2	Financial assets and liabilities for which values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability (commodity derivatives and interest rate swaps).

Level 3	Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to measure fair value fall within different levels of the hierarchy in a liquid environment, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company conducts a review of fair value hierarchy classifications on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

The following presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurements on a Recurring Basis December 31, 2011
	Level 2	Netting(1)	Total
	(in thousands)
Assets:
Commodity derivatives	$880,175	$(303,272)	$576,903

Liabilities:
Commodity derivatives	$320,835	$(303,272)	$17,563

(1)	Represents counterparty netting under agreements governing such derivatives.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 9—Other Property and Equipment

Other property and equipment consists of the following:

	December 31,
	2011	2010
	(in thousands)
Natural gas compression plant and pipeline	$129,863	$96,624
Buildings and leasehold improvements	16,158	10,874
Vehicles	13,653	10,127
Drilling and other equipment	3,645	1,827
Furniture and office equipment	29,972	17,529
Land	3,944	2,922

	197,235	139,903
Less accumulated depreciation	(48,024)	(35,151)

	$149,211	$104,752

Note 10—Asset Retirement Obligations

Asset retirement obligations associated with retiring tangible long-lived assets are recognized as a liability in the period in which a legal obligation is incurred and becomes determinable and are included in “other noncurrent liabilities” on the consolidated balance sheets. Accretion expense is included in “depreciation, depletion and amortization” on the consolidated statements of operations. The fair value of additions to the asset retirement obligations is estimated using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation include estimates of: (i) plug and abandon costs per well based on existing regulatory requirements; (ii) remaining life per well; (iii) future inflation factors (2.0% for each of the years in the three-year period ended December 31, 2011); and (iv) a credit-adjusted risk-free interest rate (average of 7.5%, 8.6% and 9.6% for the years ended December 31, 2011, December 31, 2010, and December 31, 2009, respectively).

The following presents a reconciliation of the Company’s asset retirement obligations:

	December 31,
	2011	2010
	(in thousands)
Asset retirement obligations at beginning of year	$42,945	$33,135
Liabilities added from acquisitions	19,853	6,976
Liabilities added from drilling	1,277	309
Current year accretion expense	4,140	2,694
Settlements	(2,218)	(169)
Revision of estimates	5,145	—

Asset retirement obligations at end of year	$71,142	$42,945

Note 11—Commitments and Contingencies

The Company has been named as a defendant in a number of lawsuits and is involved in various other disputes arising in the ordinary course of business, including claims from royalty owners related to disputed royalty payments and royalty valuations. The Company has established reserves that management currently

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

believes are adequate to provide for potential liabilities based upon its evaluation of these matters. For a certain statewide class action royalty payment dispute where a reserve has not yet been established, the Company has denied that it has any liability on the claims and has raised arguments and defenses that, if accepted by the court, will result in no loss to the Company. Discovery in this dispute is ongoing and is not complete. As a result, the Company is unable to estimate a possible loss, or range of possible loss, if any. The Company is not currently a party to any litigation or pending claims that it believes would have a material adverse effect on its overall business, financial position, results of operations or liquidity; however, cash flow could be significantly impacted in the reporting periods in which such matters are resolved.

On September 15, 2008, and October 3, 2008, Lehman Brothers Holdings Inc. (“Lehman Holdings”) and Lehman Brothers Commodity Services Inc. (“Lehman Commodity Services”), respectively, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Southern District of New York. At December 31, 2011, and December 31, 2010, the Company had a net receivable of approximately $7 million from Lehman Commodity Services related to canceled derivative contracts, which is included in “other current assets” on the consolidated balance sheets. The value of the receivable was estimated based on market expectations. In March 2011, the Company, Lehman Holdings and Lehman Commodity Services entered into Termination Agreements under which the Company was granted general unsecured claims against Lehman Holdings and Lehman Commodity Services in the amount of $51 million each, provided that the aggregate value of the distributions to the Company on account of both such claims will not exceed $51 million (collectively, the “Company Claim”). On December 6, 2011, a Chapter 11 Plan (“Plan”) was approved by the Bankruptcy Court. Initial distributions under the Plan to creditors, including the Company, are expected to occur after January 31, 2012. Based on the recovery estimates described in the approved disclosure statement relating to the Plan, the Company expects to ultimately receive a substantial portion of the Company Claim.

Note 12—Earnings Per Unit

Basic earnings per unit is computed by dividing net earnings attributable to unitholders by the weighted average number of units outstanding during each period. Diluted earnings per unit is computed by adjusting the average number of units outstanding for the dilutive effect, if any, of unit equivalents. The Company uses the treasury stock method to determine the dilutive effect.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

The following table provides a reconciliation of the numerators and denominators of the basic and diluted per unit computations for income (loss) from continuing operations:

	Income (Loss) (Numerator)	Units (Denominator)	Per Unit Amount
	(in thousands)
Year ended December 31, 2011:
Income from continuing operations:
Allocated to units	$438,439
Allocated to unvested restricted units	(4,739)

	$433,700

Income per unit:
Basic income per unit		172,004	$2.52
Dilutive effect of unit equivalents		725	(0.01)

Diluted income per unit		172,729	$2.51

Year ended December 31, 2010:
Loss from continuing operations:
Allocated to units	$(114,288)
Allocated to unvested restricted units	—

	$(114,288)

Loss per unit:
Basic loss per unit		142,535	$(0.80)
Dilutive effect of unit equivalents		—	—

Diluted loss per unit		142,535	$(0.80)

Year ended December 31, 2009:
Loss from continuing operations:
Allocated to units	$(295,841)
Allocated to unvested restricted units	—

	$(295,841)

Loss per unit:
Basic loss per unit		119,307	$(2.48)
Dilutive effect of unit equivalents		—	—

Diluted loss per unit		119,307	$(2.48)

There were no anti-dilutive unit equivalents for the year ended December 31, 2011. Basic units outstanding excludes the effect of weighted average anti-dilutive unit equivalents related to approximately 2 million unit options and warrants for each of the years ended December 31, 2010, and December 31, 2009. All equivalent units were anti-dilutive for the years ended December 31, 2010, and December 31, 2009, respectively.

Note 13—Operating Leases

The Company leases office space and other property and equipment under lease agreements expiring on various dates through 2019. The Company recognized expense under operating leases of approximately $5 million, $5 million, and $4 million, for the years ended December 31, 2011, December 31, 2010, and December 31, 2009, respectively.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

As of December 31, 2011, future minimum lease payments were as follows (in thousands):

2012	$5,652
2013	4,769
2014	4,598
2015	4,455
2016	2,950
Thereafter	9,053

$31,477

Note 14—Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the states of Texas and Michigan, with income tax liabilities and/or benefits of the Company passed through to its unitholders. Limited liability companies are subject to state income taxes in Texas and Michigan and certain of the Company’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes. As such, with the exception of the states of Texas and Michigan and certain subsidiaries, the Company is not a taxable entity, it does not directly pay federal and state income taxes and recognition has not been given to federal and state income taxes for the operations of the Company, except as set forth in the tables below.

The Company’s taxable income or loss, which may vary substantially from the net income or net loss reported in the consolidated statements of operations, is includable in the federal and state income tax returns of each unitholder. The aggregate difference in the basis of net assets for financial and tax reporting purposes cannot be readily determined as the Company does not have access to information about each unitholder’s tax attributes.

Certain of the Company’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes. Income tax benefit (expense) from continuing operations consisted of the following:

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Current taxes:
Federal	$(4,551)	$(65)	$(1,063)
State	(605)	(1,088)	(678)
Deferred taxes:
Federal	1,148	(2,862)	5,307
State	(1,458)	(226)	655

	$(5,466)	$(4,241)	$4,221

As of December 31, 2011, the Company’s taxable entities had approximately $8 million of net operating loss carryforwards for federal income tax purposes which will begin expiring in 2031.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

Income tax benefit (expense) differed from amounts computed by applying the federal income tax rate of 35% to pre-tax income (loss) from continuing operations as a result of the following:

	Year Ended December 31,
	2011	2010	2009
Federal statutory rate	35.0%	35.0%	35.0%
State, net of federal tax benefit	0.5	(1.2)	—
Loss excluded from nontaxable entities	(34.4)	(37.5)	(34.3)
Other items	0.1	(0.1)	0.7

Effective rate	1.2%	(3.8)%	1.4%

Significant components of the deferred tax assets and liabilities were as follows:

	December 31,
	2011	2010
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$159	$717
Unit-based compensation	9,146	6,234
Other	3,606	3,513
Valuation allowance	—	(217)

Total deferred tax assets	12,911	10,247

Deferred tax liabilities:
Other accruals	—	(2,755)
Property and equipment principally due to differences in depreciation	(8,226)	(4,323)
Other	(1,646)	179

Total deferred tax liabilities	(9,872)	(6,899)

Net deferred tax assets	$3,039	$3,348

Net deferred tax assets and liabilities were classified in the consolidated balance sheets as follows:

	December 31,
	2011	2010
	(in thousands)
Deferred tax assets	$8,279	$5,265
Deferred tax liabilities	(589)	(3,105)

Other current assets	$7,690	$2,160

Deferred tax assets	$4,632	$4,982
Deferred tax liabilities	(9,283)	(3,794)

Other noncurrent assets (liabilities)	$(4,651)	$1,188

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2011, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of deferred tax assets considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

In accordance with the applicable accounting standard, the Company recognizes only the impact of income tax positions that, based on their merits, are more likely than not to be sustained upon audit by a taxing authority. In evaluating its current tax positions in order to identify any material uncertain tax positions, the Company developed a policy in identifying uncertain tax positions that considers support for each tax position, industry standards, tax return disclosures and schedules, and the significance of each position. It is the Company’s policy to recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company had no material uncertain tax positions at December 31, 2011, and December 31, 2010.

Note 15—Supplemental Disclosures to the Consolidated Balance Sheets and Consolidated Statements of Cash Flows

“Other accrued liabilities” reported on the consolidated balance sheets include the following:

	December 31,
	2011	2010
	(in thousands)
Accrued compensation	$19,581	$18,931
Accrued interest	55,170	62,999
Other	1,147	509

	$75,898	$82,439

Supplemental disclosures to the consolidated statements of cash flows are presented below:

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Cash payments for interest, net of amounts capitalized	$247,217	$128,807	$73,861

Cash payments for income taxes	$487	$1,797	$1,282

Noncash investing activities:
In connection with the acquisition of oil and natural gas properties, liabilities were assumed as follow:
Fair value of assets acquired	$1,523,466	$1,375,010	$117,717
Cash paid	(1,500,193)	(1,351,033)	(115,285)
Receivable from seller	3,557	9,976	636
Payables to sellers	(4,847)	—	—

Liabilities assumed	$21,983	$33,953	$3,068

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Restricted cash of approximately $4 million and $3 million is included in “other noncurrent assets” on the consolidated balance sheets at December 31, 2011, and December 31, 2010, respectively, and represents cash deposited by the Company into a separate account and designated for asset retirement obligations in accordance with contractual agreements.

The Company manages its working capital and cash requirements to borrow only as needed from its Credit Facility. At December 31, 2011, approximately $54 million was included in “accounts payable and accrued expenses” on the consolidated balance sheet which represents reclassified net outstanding checks. There was no such balance at December 31, 2010. The Company presents these net outstanding checks as cash flows from financing activities on the consolidated statements of cash flows.

Note 16—Subsidiary Guarantors

The 2019 Senior Notes, the 2010 Issued Notes and the Original Senior Notes are guaranteed by all of the Company’s material subsidiaries. The Company is a holding company and has no independent assets or operations of its own, the guarantees under each series of notes are full and unconditional and joint and several, and any subsidiaries of the Company other than the subsidiary guarantors are minor. There are no restrictions on the Company’s ability to obtain cash dividends or other distributions of funds from the guarantor subsidiaries.

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)

The following discussion and analysis should be read in conjunction with LINN’s historical audited financial statements. The Company’s Appalachian Basin and Mid Atlantic operations are classified as discontinued operations on the consolidated statements of operations for the period ended December 31, 2009 (see Note 2). Where applicable, the following supplemental oil and natural gas data present continuing operations separately from discontinued operations.

Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

Costs incurred in oil and natural gas property acquisition, exploration and development, whether capitalized or expensed, are presented below:

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Property acquisition costs:(1)
Proved	$1,328,328	$1,290,826	$115,929
Unproved	188,409	65,604	947
Exploration costs	80	74	337
Development costs	639,395	244,834	140,521
Asset retirement costs	2,427	748	371

Total costs incurred	$2,158,639	$1,602,086	$258,105

(1)	See Note 2 for details about the Company’s acquisitions.

Oil and Natural Gas Capitalized Costs

Aggregate capitalized costs related to oil, natural gas and NGL production activities with applicable accumulated depletion and amortization are presented below:

	December 31,
	2011	2010
	(in thousands)
Proved properties:
Leasehold acquisition	$6,040,239	$4,695,704
Development	1,484,486	840,175
Unproved properties	310,925	128,624

	7,835,650	5,664,503
Less accumulated depletion and amortization	(1,033,617)	(719,035)

	$6,802,033	$4,945,468

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)—Continued

Results of Oil and Natural Gas Producing Activities

The results of operations for oil, natural gas and NGL producing activities (excluding corporate overhead and interest costs) are presented below:

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Revenues and other:
Oil, natural gas and natural gas liquid sales	$1,162,037	$690,054	$408,219
Gains (losses) on oil and natural gas derivatives	449,940	75,211	(141,374)

	1,611,977	765,265	266,845

Production costs:
Lease operating expenses	232,619	158,382	132,647
Transportation expenses	28,358	19,594	18,202
Severance and ad valorem taxes	78,458	45,114	28,687

	339,435	223,090	179,536

Other costs:
Exploration costs	2,390	5,168	7,169
Depletion and amortization	320,096	226,552	191,314
Impairment of long-lived assets	—	38,600	—
Texas margin tax expense	1,599	657	490
Gains on sale of assets and other, net	(1,001)	—	(25,710)

	323,084	270,977	173,263

Results of continuing operations	$949,458	$271,198	$(85,954)

Results of discontinued operations	$—	$—	$(238)

There is no federal tax provision included in the results above because the Company’s subsidiaries subject to federal tax do not own any of the Company’s oil and natural gas interests. Limited liability companies are subject to state income taxes in Texas and Michigan (see Note 14). Discontinued operations for 2009 primarily represent activity related to post-closing adjustments for the sale of properties in the Appalachian Basin in 2008 (see Note 2).

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)—Continued

Proved Oil, Natural Gas and NGL Reserves

The proved reserves of oil, natural gas and NGL of the Company have been prepared by the independent engineering firm, DeGolyer and MacNaughton. In accordance with SEC regulations, reserves at December 31, 2011, December 31, 2010, and December 31, 2009, were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. An analysis of the change in estimated quantities of oil, natural gas and NGL reserves, all of which are located within the U.S., is shown below:

	Year Ended December 31, 2011
	Natural Gas (Bcf)	Oil (MMBbls)	NGL (MMBbls)	Total (Bcfe)
Proved developed and undeveloped reserves:
Beginning of year	1,233	156.4	70.9	2,597
Revisions of previous estimates	(71)	(9.2)	0.9	(121)
Purchase of minerals in place	337	39.3	1.0	579
Extensions, discoveries and other additions	240	10.3	24.6	450
Production	(64)	(7.8)	(3.9)	(135)

End of year	1,675	189.0	93.5	3,370

Proved developed reserves:
Beginning of year	805	103.0	39.9	1,662
End of year	998	124.8	47.8	2,034

Proved undeveloped reserves:
Beginning of year	428	53.4	31.0	935
End of year	677	64.2	45.7	1,336

	Year Ended December 31, 2010
	Natural Gas (Bcf)	Oil (MMBbls)	NGL (MMBbls)	Total (Bcfe)
Proved developed and undeveloped reserves:
Beginning of year	774	102.1	54.2	1,712
Revisions of previous estimates	22	3.9	5.2	77
Purchase of minerals in place	369	49.1	1.2	671
Extensions, discoveries and other additions	118	6.1	13.3	234
Production	(50)	(4.8)	(3.0)	(97)

End of year	1,233	156.4	70.9	2,597

Proved developed reserves:
Beginning of year	549	77.9	33.9	1,220
End of year	805	103.0	39.9	1,662

Proved undeveloped reserves:
Beginning of year	225	24.2	20.3	492
End of year	428	53.4	31.0	935

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)—Continued

	Year Ended December 31, 2009
	Natural Gas (Bcf)	Oil (MMBbls)	NGL (MMBbls)	Total (Bcfe)
Proved developed and undeveloped reserves:
Beginning of year	851	84.1	50.7	1,660
Revisions of previous estimates	(69)	10.9	4.0	20
Purchase of minerals in place	7	8.8	0.4	62
Extensions, discoveries and other additions	31	1.6	1.5	50
Production	(46)	(3.3)	(2.4)	(80)

End of year	774	102.1	54.2	1,712

Proved developed reserves:
Beginning of year	585	61.9	29.6	1,134
End of year	549	77.9	33.9	1,220

Proved undeveloped reserves:
Beginning of year	266	22.2	21.1	526
End of year	225	24.2	20.3	492

The tables above include changes in estimated quantities of oil and NGL reserves shown in Mcf equivalents at a rate of one barrel per six Mcf.

Proved reserves increased by approximately 773 Bcfe to approximately 3,370 Bcfe for the year ended December 31, 2011, from 2,597 Bcfe for the year ended December 31, 2010. The year ended December 31, 2011, includes 121 Bcfe in negative revisions of previous estimates, due primarily to 153 Bcfe in negative revisions due to asset performance. These negative revisions were partially offset by 32 Bcfe in positive revisions primarily due to higher oil prices. Twelve acquisitions during the year ended December 31, 2011, increased proved reserves by approximately 579 Bcfe. In addition, extensions and discoveries, primarily from 292 productive wells drilled during the year, contributed approximately 450 Bcfe to the increase in proved reserves.

Proved reserves increased by approximately 885 Bcfe to approximately 2,597 Bcfe for the year ended December 31, 2010, from 1,712 Bcfe for the year ended December 31, 2009. The year ended December 31, 2010, includes 77 Bcfe in positive revisions of previous estimates, due primarily to higher oil and natural gas prices, which contributed approximately 155 Bcfe. These positive revisions were partially offset by 78 Bcfe in negative revisions primarily due to asset performance. Eleven acquisitions during the year ended December 31, 2010, increased proved reserves by approximately 671 Bcfe. In addition, extensions and discoveries, primarily from 138 productive wells drilled during the year, contributed approximately 234 Bcfe to the increase in proved reserves.

Proved reserves increased by approximately 52 Bcfe to approximately 1,712 Bcfe for the year ended December 31, 2009. The year ended December 31, 2009, includes 20 Bcfe in positive revisions of previous estimates, due primarily to higher asset performance, which contributed approximately 39 Bcfe, most significantly related to well reactivations and waterflood optimization work in the Mid-Continent Shallow region. These positive revisions were partially offset by 19 Bcfe in negative revisions primarily due to decreases in natural gas prices. Two acquisitions during the year ended December 31, 2009, increased proved reserves by approximately 62 Bcfe. In addition, extensions and discoveries, primarily from 72 productive wells drilled during the year, contributed approximately 50 Bcfe to the increase in proved reserves.

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)—Continued

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Reserves

Information with respect to the standardized measure of discounted future net cash flows relating to proved reserves is summarized below. Future cash inflows are computed by applying applicable prices relating to the Company’s proved reserves to the year-end quantities of those reserves. Future production, development, site restoration and abandonment costs are derived based on current costs assuming continuation of existing economic conditions. There are no future income tax expenses because the Company is not subject to federal income taxes. Limited liability companies are subject to state income taxes in Texas and Michigan; however, these amounts are not material (see Note 14).

	December 31,
	2011	2010	2009
	(in thousands)
Future estimated revenues	$29,319,369	$20,160,275	$10,093,876
Future estimated production costs	(9,464,319)	(6,825,147)	(4,200,091)
Future estimated development costs	(2,848,497)	(1,733,929)	(816,577)

Future net cash flows	17,006,553	11,601,199	5,077,208
10% annual discount for estimated timing of cash flows	(10,391,693)	(7,377,667)	(3,353,926)

Standardized measure of discounted future net cash flows	$6,614,860	$4,223,532	$1,723,282

Representative NYMEX prices:(1)
Natural gas (MMBtu)	$4.12	$4.38	$3.87
Oil (Bbl)	$95.84	$79.29	$61.05

(1)	In accordance with SEC regulations, reserves at December 31, 2011, December 31, 2010, and December 31, 2009, were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The price used to estimate reserves is held constant over the life of the reserves.

The following summarizes the principal sources of change in the standardized measure of discounted future net cash flows:

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Sales and transfers of oil, natural gas and NGL produced during the period	$(822,602)	$(466,964)	$(228,683)
Changes in estimated future development costs	27,236	(56,001)	54,141
Net change in sales and transfer prices and production costs related to future production	784,308	886,438	254,036
Purchase of minerals in place	1,452,169	1,277,134	128,779
Extensions, discoveries, and improved recovery	552,704	329,642	25,888
Previously estimated development costs incurred during the period	306,827	42,947	52,699
Net change due to revisions in quantity estimates	(292,343)	164,999	23,672
Accretion of discount	422,353	172,328	142,437
Changes in production rates and other	(39,324)	149,727	(154,054)

Change—continuing operations	$2,391,328	$2,500,250	$298,915

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)—Continued

The data presented should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. The required projection of production and related expenditures over time requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from the current prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods utilized and the limitations inherent therein.

LINN ENERGY, LLC

SUPPLEMENTAL QUARTERLY DATA (Unaudited)

The following discussion and analysis should be read in conjunction with LINN’s historical unaudited financial statements.

Quarterly Financial Data

	Quarters Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per unit amounts)
2011:
Oil, natural gas and natural gas liquid sales	$240,707	$302,390	$292,482	$326,458
Gains (losses) on oil and natural gas derivatives	$(369,476)	$205,515	$824,240	$(210,339)
Total revenues and other	$(126,473)	$510,571	$1,119,483	$118,873
Total expenses(1)	$165,625	$195,672	$211,254	$240,353
Losses on sale of assets and other, net	$614	$977	$279	$1,646

Net income (loss)	$(446,682)	$237,109	$837,627	$(189,615)
Net income (loss) per unit:
Basic	$(2.75)	$1.34	$4.74	$(1.09)

Diluted	$(2.75)	$1.33	$4.72	$(1.09)

(1)	Includes the following expenses: lease operating, transportation, marketing, general and administrative, exploration, bad debt, depreciation, depletion and amortization and taxes, other than income taxes.

	Quarters Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per unit amounts)
2010:
Oil, natural gas and natural gas liquid sales	$149,386	$153,195	$177,306	$210,167
Gains (losses) on oil and natural gas derivatives	$96,003	$123,791	$43,505	$(188,088)
Total revenues and other	$247,036	$278,404	$222,361	$24,479
Total expenses(1)	$124,740	$135,980	$145,978	$200,508
(Gains) losses on sale of assets and other, net	$(322)	$(52)	$6,073	$837

Net income (loss)	$65,310	$59,786	$4,143	$(243,527)
Net income (loss) per unit:
Basic	$0.50	$0.41	$0.03	$(1.64)

Diluted	$0.50	$0.40	$0.03	$(1.64)

(1)	Includes the following expenses: lease operating, transportation, marketing, general and administrative, exploration, bad debt, depreciation, depletion and amortization, impairment of long-lived assets and taxes, other than income taxes.

LINN ENERGY, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2012	December 31, 2011
	(Unaudited)
	(in thousands, except unit amounts)
ASSETS
Current assets:
Cash and cash equivalents	$1,883	$1,114
Accounts receivable—trade, net	321,012	284,565
Derivative instruments	489,530	255,063
Other current assets	69,884	80,734

Total current assets	882,309	621,476

Noncurrent assets:
Oil and natural gas properties (successful efforts method)	9,995,748	7,835,650
Less accumulated depletion and amortization	(1,426,132)	(1,033,617)

	8,569,616	6,802,033

Other property and equipment	427,902	197,235
Less accumulated depreciation	(58,696)	(48,024)

	369,206	149,211

Derivative instruments	924,317	321,840
Other noncurrent assets	434,654	105,577

	1,358,971	427,417

Total noncurrent assets	10,297,793	7,378,661

Total assets	$11,180,102	$8,000,137

LIABILITIES AND UNITHOLDERS’ CAPITAL
Current liabilities:
Accounts payable and accrued expenses	$667,541	$403,450
Derivative instruments	3,461	14,060
Other accrued liabilities	108,841	75,898

Total current liabilities	779,843	493,408

Noncurrent liabilities:
Credit facility	1,150,000	940,000
Senior notes, net	4,855,547	3,053,657
Derivative instruments	250	3,503
Other noncurrent liabilities	262,799	80,659

Total noncurrent liabilities	6,268,596	4,077,819

Commitments and contingencies (Note 10)
Unitholders’ capital:
199,557,167 units and 177,364,558 units issued and outstanding at June 30, 2012, and December 31, 2011, respectively	3,223,223	2,751,354
Accumulated income	908,440	677,556

	4,131,663	3,428,910

Total liabilities and unitholders’ capital	$11,180,102	$8,000,137

The accompanying notes are an integral part of these condensed consolidated financial statements.

LINN ENERGY, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(in thousands, except per unit amounts)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$347,227	$302,390	$696,122	$543,097
Gains (losses) on oil and natural gas derivatives	439,647	205,515	441,678	(163,961)
Marketing revenues	10,841	1,509	12,131	2,682
Other revenues	2,882	1,157	4,756	2,280

	800,597	510,571	1,154,687	384,098

Expenses:
Lease operating expenses	70,129	56,363	141,765	102,264
Transportation expenses	21,815	6,476	32,377	12,331
Marketing expenses	6,458	1,044	7,150	1,853
General and administrative expenses	41,185	31,543	84,506	62,103
Exploration costs	407	550	817	995
Bad debt expenses	(38)	33	(22)	(5)
Depreciation, depletion and amortization	143,506	79,345	260,782	145,711
Impairment of long-lived assets	146,499	—	146,499	—
Taxes, other than income taxes	30,656	20,318	55,851	36,045
Losses on sale of assets and other, net	36	977	1,514	1,591

	460,653	196,649	731,239	362,888

Other income and (expenses):
Loss on extinguishment of debt	—	(9,810)	—	(94,372)
Interest expense, net of amounts capitalized	(94,390)	(62,361)	(171,909)	(125,825)
Other, net	(7,956)	(2,972)	(11,225)	(4,718)

	(102,346)	(75,143)	(183,134)	(224,915)

Income (loss) before income taxes	237,598	238,779	240,314	(203,705)
Income tax expense	(512)	(1,670)	(9,430)	(5,868)

Net income (loss)	$237,086	$237,109	$230,884	$(209,573)

Net income (loss) per unit:
Basic	$1.19	$1.34	$1.17	$(1.25)

Diluted	$1.19	$1.33	$1.16	$(1.25)

Weighted average units outstanding:
Basic	197,507	175,035	195,382	169,104

Diluted	198,160	175,797	196,039	169,104

Distributions declared per unit	$0.725	$0.66	$1.415	$1.32

The accompanying notes are an integral part of these condensed consolidated financial statements.

LINN ENERGY, LLC

CONDENSED CONSOLIDATED STATEMENT OF UNITHOLDERS’ CAPITAL

(Unaudited)

	Units	Unitholders’ Capital	Accumulated Income	Total Unitholders’ Capital
	(in thousands)
December 31, 2011	177,365	$2,751,354	$677,556	$3,428,910
Sale of units, net of underwriting discounts and expenses of $30,007	21,090	731,455	—	731,455
Issuance of units	1,102	4,494	—	4,494
Distributions to unitholders		(282,166)	—	(282,166)
Unit-based compensation expenses		14,834	—	14,834
Excess tax benefit from unit-based compensation		3,252	—	3,252
Net income		—	230,884	230,884

June 30, 2012	199,557	$3,223,223	$908,440	$4,131,663

The accompanying notes are an integral part of these condensed consolidated financial statements.

LINN ENERGY, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2012	2011
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$230,884	$(209,573)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	260,782	145,711
Impairment of long-lived assets	146,499	—
Unit-based compensation expenses	14,834	11,181
Loss on extinguishment of debt	—	94,372
Amortization and write-off of deferred financing fees and other	15,793	12,413
(Gains) losses on sale of assets and other, net	111	(161)
Deferred income tax	5,991	2,790
Mark-to-market on derivatives:
Total (gains) losses	(441,678)	163,961
Cash settlements	174,316	104,512
Premiums paid for derivatives	(583,434)	—
Changes in assets and liabilities:
Increase in accounts receivable – trade, net	(14,372)	(82,202)
(Increase) decrease in other assets	(1,840)	2,333
Increase in accounts payable and accrued expenses	39,346	74,348
Increase (decrease) in other liabilities	30,339	(15,923)

Net cash provided by (used in) operating activities	(122,429)	303,762

Cash flow from investing activities:
Acquisition of oil and natural gas properties	(1,762,933)	(847,780)
Development of oil and natural gas properties	(481,140)	(225,889)
Purchases of other property and equipment	(22,433)	(18,657)
Proceeds from sale of properties and equipment and other	575	10,590

Net cash used in investing activities	(2,265,931)	(1,081,736)

Cash flow from financing activities:
Proceeds from sale of units	761,362	648,971
Proceeds from borrowings	3,954,802	1,359,240
Repayments of debt	(1,945,000)	(1,064,679)
Distributions to unitholders	(282,166)	(222,391)
Financing fees, offering expenses and other, net	(103,121)	(111,987)
Excess tax benefit from unit-based compensation	3,252	2,587

Net cash provided by financing activities	2,389,129	611,741

Net increase (decrease) in cash and cash equivalents	769	(166,233)
Cash and cash equivalents:
Beginning	1,114	236,001

Ending	$1,883	$69,768

The accompanying notes are an integral part of these condensed consolidated financial statements.

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—Basis of Presentation

Nature of Business

Linn Energy, LLC (“LINN Energy” or the “Company”) is an independent oil and natural gas company. LINN Energy’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets. The Company’s properties are located in the United States (“U.S.”), in the Mid-Continent, the Hugoton Basin, the Permian Basin, Michigan, Illinois, the Williston/Powder River Basin, California and east Texas. Effective January 1, 2012, the Company realigned its existing regions and in May 2012 added the East Texas region and now has seven operating regions in the U.S.: Mid-Continent, which includes properties in Oklahoma, Louisiana and the eastern portion of the Texas Panhandle (including the Granite Wash and Cleveland horizontal plays); Hugoton Basin, which includes properties located primarily in Kansas and the Shallow Texas Panhandle; Permian Basin, which includes areas in west Texas and southeast New Mexico; Michigan/Illinois, which includes the Antrim Shale formation in the northern part of Michigan and oil properties in southern Illinois; Williston/Powder River Basin, which includes the Bakken formation in North Dakota and the Powder River Basin in Wyoming; California, which includes the Brea Olinda Field of the Los Angeles Basin; and East Texas, which includes properties located in east Texas. The realignment had no effect on the Company’s operations.

Principles of Consolidation and Reporting

The condensed consolidated financial statements at June 30, 2012, and for the three months and six months ended June 30, 2012, and June 30, 2011, are unaudited, but in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results for the interim periods. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) have been condensed or omitted under Securities and Exchange Commission (“SEC”) rules and regulations; as such, this report should be read in conjunction with the financial statements and notes in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. The results reported in these unaudited condensed consolidated financial statements should not necessarily be taken as indicative of results that may be expected for the entire year.

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation. Investments in noncontrolled entities over which the Company exercises significant influence are accounted for under the equity method.

The condensed consolidated financial statements for previous periods include certain reclassifications that were made to conform to current presentation. Such reclassifications have no impact on previously reported net income (loss) or unitholders’ capital.

Use of Estimates

The preparation of the accompanying condensed consolidated financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amount of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. The estimates that are particularly significant to the financial statements include estimates of the Company’s reserves of oil, natural gas and natural gas liquids (“NGL”), future cash flows from oil and natural gas properties, depreciation, depletion

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

and amortization, asset retirement obligations, certain revenues and operating expenses, fair values of commodity derivatives and fair values of assets acquired and liabilities assumed. As fair value is a market-based measurement, it is determined based on the assumptions that market participants would use. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Recently Issued Accounting Standards

In December 2011, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The ASU requires disclosure of both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The ASU will be applied retrospectively and is effective for periods beginning on or after January 1, 2013. The Company is currently evaluating the impact, if any, of the adoption of this ASU on its consolidated financial statements and related disclosures.

In May 2011, the FASB issued an ASU that further addresses fair value measurement accounting and related disclosure requirements. The ASU clarifies the FASB’s intent regarding the application of existing fair value measurement and disclosure requirements, changes the fair value measurement requirements for certain financial instruments, and sets forth additional disclosure requirements for other fair value measurements. The ASU is to be applied prospectively and is effective for periods beginning after December 15, 2011. The Company adopted the ASU effective January 1, 2012. The adoption of the requirements of the ASU, which expanded disclosures, had no effect on the Company’s results of operations or financial position.

Note 2—Acquisitions

Acquisitions—2012

On May 1, 2012, the Company completed the acquisition of certain oil and natural gas properties located in east Texas. The results of operations of these properties have been included in the condensed consolidated financial statements since the acquisition date. The Company paid approximately $168 million in total consideration for these properties. The transaction was financed primarily with borrowings under the Company’s Credit Facility, as defined in Note 6.

On April 3, 2012, the Company entered into a joint-venture agreement (“Agreement”) with an affiliate of Anadarko Petroleum Corporation (“Anadarko”) whereby the Company will participate as a partner in the CO2 enhanced oil recovery development of the Salt Creek field, located in the Powder River Basin of Wyoming. Anadarko assigned the Company 23% of its interest in the field in exchange for future funding of $400 million of Anadarko’s development costs. The results of operations of these properties have been included in the condensed consolidated financial statements since the Agreement date. The Company assigned approximately $392 million to the net assets acquired as of the Agreement date, which reflects an imputed discount of approximately $8 million on the future funding of this transaction. As of June 30, 2012, the Company has paid approximately $54 million towards the future funding commitment.

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

On March 30, 2012, the Company completed the acquisition of certain oil and natural gas properties located in the Hugoton Basin in Kansas from BP America Production Company (“BP”). The results of operations of these properties have been included in the condensed consolidated financial statements since the acquisition date. The Company paid approximately $1.17 billion in total consideration for these properties. The transaction was financed primarily with proceeds from the March 2012 debt offering, as described below.

During the six months ended June 30, 2012, the Company completed other smaller acquisitions of oil and natural gas properties located in its various operating regions. The results of operations of these properties have been included in the condensed consolidated financial statements since the acquisition dates. The Company, in the aggregate, paid approximately $67 million in total consideration for these properties.

These acquisitions were accounted for under the acquisition method of accounting. Accordingly, the Company conducted assessments of net assets acquired and recognized amounts for identifiable assets acquired and liabilities assumed at their estimated acquisition date fair values, while transaction and integration costs associated with the acquisitions were expensed as incurred. The initial accounting for the business combinations is not complete and adjustments to provisional amounts, or recognition of additional assets acquired or liabilities assumed, may occur as more detailed analyses are completed and additional information is obtained about the facts and circumstances that existed as of the acquisition dates.

The following presents the values assigned to the net assets acquired as of the acquisition dates (in thousands):

Assets:
Current	$7,358
Noncurrent	208,423
Oil and natural gas properties	1,625,246

Total assets acquired	$1,841,027

Liabilities:
Current	$208,139
Asset retirement obligations	34,096
Noncurrent	196,600

Total liabilities assumed	$438,835

Net assets acquired	$1,402,192

Current assets include receivables and inventory and noncurrent assets include other property and equipment. Current liabilities include payables, ad valorem taxes payable and environmental liabilities. Current liabilities and noncurrent liabilities, as of the Agreement date, consist of payables of approximately $195 million and $197 million, respectively, related to the future funding commitment associated with the Anadarko transaction discussed above. As of June 30, 2012, the Company has paid approximately $54 million towards this commitment.

The fair value measurements of assets acquired and liabilities assumed are based on inputs that are not observable in the market and therefore represent Level 3 inputs. The fair values of oil and natural gas properties and asset retirement obligations were measured using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation of oil and natural gas properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; (iv) estimated future

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

cash flows; and (v) a market-based weighted average cost of capital rate. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation and are the most sensitive and subject to change.

The revenues and expenses related to certain properties acquired from BP, Plains Exploration & Production Company (“Plains”), Panther Energy Company, LLC and Red Willow Mid-Continent, LLC (collectively referred to as “Panther”), SandRidge Exploration and Production, LLC (“SandRidge”) and an affiliate of Concho Resources Inc. (“Concho”) are included in the condensed consolidated results of operations of the Company as of March 30, 2012, December 15, 2011, June 1, 2011, April 1, 2011, and March 31, 2011, respectively. The following unaudited pro forma financial information presents a summary of the Company’s condensed consolidated results of operations for the six months ended June 30, 2012, and three months and six months ended June 30, 2011, assuming the acquisition from BP had been completed as of January 1, 2011, and the acquisitions from Plains, Panther, SandRidge and Concho had been completed as of January 1, 2010, including adjustments to reflect the values assigned to the net assets acquired. The pro forma financial information is not necessarily indicative of the results of operations if the acquisitions had been effective as of these dates.

	Three Months Ended June 30,	Six Months Ended June 30,
	2011	2012	2011
	(in thousands, except per unit amounts)
Total revenues and other	$647,633	$1,211,569	$640,027
Total operating expenses	$268,273	$779,199	$514,965
Net income (loss)	$276,393	$220,419	$(159,406)

Net income (loss) per unit:
Basic	$1.56	$1.11	$(0.94)

Diluted	$1.56	$1.11	$(0.94)

Acquisition—Pending

On June 21, 2012, the Company entered into a definitive purchase and sale agreement to acquire certain oil and natural gas properties located in the Green River Basin area of southwest Wyoming from BP for a contract price of approximately $1.03 billion. The Company paid a deposit of approximately $308 million in June 2012, which is reported in “other noncurrent assets” on the condensed consolidated balance sheet at June 30, 2012. The Company anticipates the acquisition will close on or before July 31, 2012, subject to closing conditions, and will be financed with borrowings under its Credit Facility, as defined in Note 6.

Acquisition—2011

On June 1, 2011, the Company completed the acquisition of certain oil and natural gas properties in the Cleveland play, located in the Texas Panhandle, from Panther. The results of operations of these properties have been included in the condensed consolidated financial statements since the acquisition date. The Company paid approximately $224 million in total consideration for these properties. The transaction was financed primarily with proceeds from the Company’s May 2011 debt offering.

On May 2, 2011 and May 11, 2011, the Company completed two acquisitions of certain oil and natural gas properties located in the Williston Basin. The results of operations of these properties have been included in the

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

condensed consolidated financial statements since the acquisition dates. The Company paid approximately $153 million in total consideration for these acquisitions. The transactions were financed initially with borrowings under the Company’s Credit Facility.

On April 1, 2011 and April 5, 2011, the Company completed two acquisitions of certain oil and natural gas properties located in the Permian Basin, including properties from SandRidge. The results of operations of these properties have been included in the condensed consolidated financial statements since the acquisition dates. The Company paid approximately $239 million in total consideration for these acquisitions. The transactions were financed initially with borrowings under the Company’s Credit Facility.

On March 31, 2011, the Company completed the acquisition of certain oil and natural gas properties in the Williston Basin from Concho. The results of operations of these properties have been included in the condensed consolidated financial statements since the acquisition date. The Company paid $194 million in cash and recorded a receivable from Concho of $2 million, resulting in total consideration for the acquisition of approximately $192 million. The transaction was financed primarily with proceeds from the Company’s March 2011 public offering of units, as described below.

Note 3—Unitholders’ Capital

Equity Distribution Agreement

In August 2011, the Company entered into an equity distribution agreement, pursuant to which it may from time to time issue and sell units representing limited liability company interests having an aggregate offering price of up to $500 million. Sales of units, if any, will be made through a sales agent by means of ordinary brokers’ transactions, in block transactions, or as otherwise agreed with the agent. The Company expects to use the net proceeds from any sale of the units for general corporate purposes, which may include, among other things, capital expenditures, acquisitions and the repayment of debt.

In January 2012, the Company, under its equity distribution agreement, issued and sold 1,539,651 units representing limited liability company interests at an average unit price of $38.02 for proceeds of approximately $57 million (net of approximately $2 million in commissions and professional service expenses). The Company used the net proceeds for general corporate purposes, including the repayment of a portion of the indebtedness outstanding under its Credit Facility. At June 30, 2012, units equaling approximately $411 million in aggregate offering price remained available to be issued and sold under the agreement.

Public Offering of Units

In January 2012, the Company sold 19,550,000 units representing limited liability company interests at $35.95 per unit ($34.512 per unit, net of underwriting discount) for net proceeds of approximately $674 million (after underwriting discount and offering expenses of approximately $28 million). The Company used the net proceeds from the sale of these units to repay a portion of the outstanding indebtedness under its Credit Facility.

In March 2011, the Company sold 16,726,067 units representing limited liability company interests at $38.80 per unit ($37.248 per unit, net of underwriting discount) for net proceeds of approximately $623 million (after underwriting discount and offering expenses of approximately $26 million). The Company used a portion of the net proceeds from the sale of these units to fund the March 2011 redemptions of a portion of the outstanding 2017 Senior Notes and 2018 Senior Notes, and to fund the cash tender offers and related expenses

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

for a portion of the remaining 2017 Senior Notes and 2018 Senior Notes (see Note 6). The Company used the remaining net proceeds from the sale of units to finance a portion of the March 31, 2011, acquisition in the Williston/Powder River Basin region.

Distributions

Under the Company’s limited liability company agreement, the Company’s unitholders are entitled to receive a quarterly distribution of available cash to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. Distributions paid by the Company during the six months ended June 30, 2012, are presented on the condensed consolidated statement of unitholders’ capital. On April 24, 2012, the Company’s Board of Directors approved an increase in the quarterly cash distribution from $0.69 per unit to $0.725 per unit with respect to the first quarter of 2012, representing an increase of 5%. On July 24, 2012, the Company’s Board of Directors declared a cash distribution of $0.725 per unit with respect to the second quarter of 2012. The distribution, totaling approximately $145 million, will be paid on August 14, 2012, to unitholders of record as of the close of business on August 7, 2012.

Note 4—Oil and Natural Gas Properties

Oil and Natural Gas Capitalized Costs

Aggregate capitalized costs related to oil, natural gas and NGL production activities with applicable accumulated depletion and amortization are presented below:

	June 30, 2012	December 31, 2011
	(in thousands)
Proved properties:
Leasehold acquisition	$7,460,077	$6,040,239
Development	2,019,012	1,484,486
Unproved properties	516,659	310,925

	9,995,748	7,835,650
Less accumulated depletion and amortization	(1,426,132)	(1,033,617)

	$8,569,616	$6,802,033

Impairment of Proved Properties

The Company evaluates the impairment of its proved oil and natural gas properties on a field-by-field basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The carrying values of proved properties are reduced to fair value when the expected undiscounted future cash flows are less than net book value. The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of proved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation and are the most sensitive and subject to change.

Based on the analysis described above, for the three months and six months ended June 30, 2012, the Company recorded a noncash impairment charge, before and after tax, of approximately $146 million associated with proved oil and natural gas properties related to lower commodity prices. The carrying values of the impaired

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

proved properties were reduced to fair value, estimated using inputs characteristic of a Level 3 fair-value measurement. The charge is included in “impairment of long-lived assets” on the condensed consolidated statements of operations. The Company recorded no impairment charge of proved oil and natural gas properties for the three months or six months ended June 30, 2011.

Note 5—Unit-Based Compensation

During the six months ended June 30, 2012, the Company granted an aggregate 953,668 restricted units to employees, primarily as part of its annual review of employee compensation, with an aggregate fair value of approximately $35 million. The restricted units vest over three years. A summary of unit-based compensation expenses included on the condensed consolidated statements of operations is presented below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(in thousands)
General and administrative expenses	$6,289	$5,290	$13,911	$10,694
Lease operating expenses	374	253	923	487

Total unit-based compensation expenses	$6,663	$5,543	$14,834	$11,181

Income tax benefit	$2,462	$2,408	$5,481	$4,132

Note 6—Debt

The following summarizes debt outstanding:

	June 30, 2012		December 31, 2011
	Carrying Value	Fair Value(1)	Carrying Value	Fair Value(1)
	(in millions, except percentages)
Credit facility(2)	$1,150	$1,150	$940	$940
11.75% senior notes due 2017	41	45	41	46
9.875% senior notes due 2018	14	15	14	16
6.50% senior notes due May 2019	750	738	750	742
6.25% senior notes due November 2019	1,800	1,753	—	—
8.625% senior notes due 2020	1,300	1,401	1,300	1,406
7.75% senior notes due 2021	1,000	1,043	1,000	1,036
Less current maturities	—	—	—	—

	6,055	$6,145	4,045	$4,186

Unamortized discount	(49)		(51)

Total debt, net of discount	$6,006		$3,994

(1)	The carrying value of the Credit Facility is estimated to be substantially the same as its fair value. Fair values of the senior notes were estimated based on prices quoted from third-party financial institutions, which are characteristic of Level 2 fair value measurement inputs.
(2)	Variable interest rates of 2.02% and 2.57% at June 30, 2012, and December 31, 2011, respectively.

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

Credit Facility

The Company’s Fifth Amended and Restated Credit Agreement (“Credit Facility”) provides for a revolving credit facility up to the lesser of: (i) the then-effective borrowing base and (ii) the maximum commitment amount. In October 2011, as part of the semi-annual redetermination, a borrowing base of $3.0 billion was approved by the lenders with a maximum commitment amount of $1.5 billion. In February 2012, lenders approved an increase in the maximum commitment amount to $2.0 billion. In May 2012, the Company entered into an amendment to its Credit Facility to increase the borrowing base to $3.5 billion and extend the maturity date from April 2016 to April 2017.

During the six months ended June 30, 2012, in connection with amendments to its Credit Facility, the Company incurred financing fees and expenses of approximately $5 million, which will be amortized over the life of the Credit Facility. Such amortized expenses are recorded in “interest expense, net of amounts capitalized” on the condensed consolidated statements of operations.

At June 30, 2012, available borrowing capacity under the Credit Facility was approximately $646 million, which includes a $4 million reduction in availability for outstanding letters of credit and a $200 million reduction in availability related to a restriction on swap agreements outstanding associated with the pending acquisition (see Note 2). The $200 million reduction in availability under the Credit Facility will no longer apply once the pending acquisition has closed.

In July 2012, the Company entered into an amendment to its Credit Facility to increase the maximum commitment amount from $2.0 billion to $3.0 billion.

Redetermination of the borrowing base under the Credit Facility, based primarily on reserve reports that reflect commodity prices at such time, occurs semi-annually, in April and October, as well as upon requested interim redeterminations, by the lenders at their sole discretion. The Company also has the right to request one additional borrowing base redetermination per year at its discretion, as well as the right to an additional redetermination each year in connection with certain acquisitions. Significant declines in commodity prices may result in a decrease in the borrowing base. The Company’s obligations under the Credit Facility are secured by mortgages on its and certain of its material subsidiaries’ oil and natural gas properties and other personal property as well as a pledge of all ownership interests in its direct and indirect material subsidiaries. The Company is required to maintain either: 1) mortgages on properties representing at least 80% of the total value of oil and natural gas properties included on the most recent reserve report, or 2) a Collateral Coverage Ratio of at least 2.5 to 1. Collateral Coverage Ratio is defined as ratio of the present value of future cash flows from proved reserves from the currently mortgaged properties to the lesser of: (i) the then-effective borrowing base and (ii) the maximum commitment amount. Additionally, the obligations under the Credit Facility are guaranteed by all of the Company’s material subsidiaries and are required to be guaranteed by any future material subsidiaries.

At the Company’s election, interest on borrowings under the Credit Facility is determined by reference to either the London Interbank Offered Rate (“LIBOR”) plus an applicable margin between 1.5% and 2.5% per annum (depending on the then-current level of borrowings under the Credit Facility) or the alternate base rate (“ABR”) plus an applicable margin between 0.5% and 1.5% per annum (depending on the then-current level of borrowings under the Credit Facility). Interest is generally payable quarterly for loans bearing interest based on the ABR and at the end of the applicable interest period for loans bearing interest at LIBOR. The Company is required to pay a commitment fee to the lenders under the Credit Facility, which accrues at a rate per annum between 0.375% and 0.5% on the average daily unused amount of the lesser of: (i) the maximum commitment amount of the lenders and (ii) the then-effective borrowing base. The Company is in compliance with all financial and other covenants of the Credit Facility.

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

Senior Notes Due November 2019

On March 2, 2012, the Company issued $1.8 billion in aggregate principal amount of 6.25% senior notes due November 2019 (“November 2019 Senior Notes”) at a price of 99.989%. The November 2019 Senior Notes were sold to a group of initial purchasers and then resold to qualified institutional buyers, each in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Company received net proceeds of approximately $1.77 billion (after deducting the initial purchasers’ discount of $198,000 and offering expenses of approximately $29 million). The Company used the net proceeds to fund the BP acquisition (see Note 2). The remaining proceeds were used to repay indebtedness under the Company’s Credit Facility and for general corporate purposes. The financing fees and expenses of approximately $29 million incurred in connection with the November 2019 Senior Notes will be amortized over the life of the notes. Such amortized financing fees and expenses are recorded in “interest expense, net of amounts capitalized” on the condensed consolidated statements of operations.

The November 2019 Senior Notes were issued under an indenture dated March 2, 2012 (“November 2019 Indenture”), mature November 1, 2019, and bear interest at 6.25%. Interest is payable semi-annually on May 1 and November 1, beginning November 1, 2012. The November 2019 Senior Notes are general unsecured senior obligations of the Company and are effectively junior in right of payment to any secured indebtedness of the Company to the extent of the collateral securing such indebtedness. Each of the Company’s material subsidiaries has guaranteed the November 2019 Senior Notes on a senior unsecured basis. The November 2019 Indenture provides that the Company may redeem: (i) on or prior to November 1, 2015, up to 35% of the aggregate principal amount of the November 2019 Senior Notes at a redemption price of 106.25% of the principal amount redeemed, plus accrued and unpaid interest, with the net cash proceeds of one or more equity offerings; (ii) prior to November 1, 2015, all or part of the November 2019 Senior Notes at a redemption price equal to the principal amount redeemed, plus a make-whole premium (as defined in the November 2019 Indenture) and accrued and unpaid interest; and (iii) on or after November 1, 2015, all or part of the November 2019 Senior Notes at a redemption price equal to 103.125%, and decreasing percentages thereafter, of the principal amount redeemed, plus accrued and unpaid interest. The November 2019 Indenture also provides that, if a change of control (as defined in the November 2019 Indenture) occurs, the holders have a right to require the Company to repurchase all or part of the November 2019 Senior Notes at a redemption price equal to 101%, plus accrued and unpaid interest.

The November 2019 Indenture contains covenants substantially similar to those under the Company’s May 2019 Senior Notes, 2010 Issued Senior Notes and Original Senior Notes, as defined below, that, among other things, limit the Company’s ability to: (i) pay distributions on, purchase or redeem the Company’s units or redeem its subordinated debt; (ii) make investments; (iii) incur or guarantee additional indebtedness or issue certain types of equity securities; (iv) create certain liens; (v) sell assets; (vi) consolidate, merge or transfer all or substantially all of the Company’s assets; (vii) enter into agreements that restrict distributions or other payments from the Company’s restricted subsidiaries to the Company; (viii) engage in transactions with affiliates; and (ix) create unrestricted subsidiaries. The Company is in compliance with all financial and other covenants of the November 2019 Senior Notes.

In connection with the issuance and sale of the November 2019 Senior Notes, the Company entered into a Registration Rights Agreement (“November 2019 Registration Rights Agreement”) with the initial purchasers. Under the November 2019 Registration Rights Agreement, the Company agreed to use its reasonable efforts to file with the SEC and cause to become effective a registration statement relating to an offer to issue new notes having terms substantially identical to the November 2019 Senior Notes in exchange for outstanding November 2019 Senior Notes within 400 days after the notes were issued. In certain circumstances, the Company may be

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

required to file a shelf registration statement to cover resales of the November 2019 Senior Notes. If the Company fails to satisfy these obligations, the Company may be required to pay additional interest to holders of the November 2019 Senior Notes under certain circumstances.

Senior Notes Due May 2019

On May 13, 2011, the Company issued $750 million in aggregate principal amount of 6.50% senior notes due 2019 (the “May 2019 Senior Notes”). The indentures related to the May 2019 Senior Notes contain redemption provisions and covenants that are substantially similar to those of the November 2019 Senior Notes. On May 8, 2012, the Company filed a registration statement on Form S-4 to register exchange notes that are also substantially similar to the November 2019 Senior Notes. As of July 26, 2012, the registration statement has not been declared effective. The deadline for registration has passed and the Company will be required to pay additional interest which is expected to be less than $500,000.

Senior Notes Due 2020 and Senior Notes Due 2021

The Company has $1.3 billion in aggregate principal amount of 8.625% senior notes due 2020 (the “2020 Senior Notes”) and $1.0 billion in aggregate principal amount of 7.75% senior notes due 2021 (the “2021 Senior Notes,” and together with the 2020 Senior Notes, the “2010 Issued Senior Notes”). The indentures related to the 2010 Issued Senior Notes contain redemption provisions and covenants that are substantially similar to those of the November 2019 Senior Notes. However, in 2011, the Company caused the trustee to remove the restrictive legends from each of the 2010 Issued Senior Notes making them freely tradable (other than with respect to persons that are affiliates of the Company), thereby terminating the Company’s obligations under each of the registration rights agreements entered into in connection with the issuance of the 2010 Issued Senior Notes.

Senior Notes Due 2017 and Senior Notes Due 2018

The Company also has $41 million (originally $250 million) in aggregate principal amount of 11.75% senior notes due 2017 (the “2017 Senior Notes”) and $14 million (originally $256 million) in aggregate principal amount of 9.875% senior notes due 2018 (the “2018 Senior Notes” and together with the 2017 Senior Notes, the “Original Senior Notes”). The indentures related to the Original Senior Notes initially contained redemption provisions and covenants that were substantially similar to those of the November 2019 Senior Notes; however, in conjunction with the tender offers in 2011, the indentures were amended and most of the covenants and certain default provisions were eliminated. The amendments became effective upon the execution of the supplemental indentures to the indentures governing the Original Senior Notes.

In March 2011 and June 2011, in accordance with the indentures related to the Original Senior Notes, the Company redeemed and also repurchased through cash tender offers, a portion of the Original Senior Notes. In connection with the redemptions and cash tender offers of a portion of the Original Senior Notes, the Company recorded a loss on extinguishment of debt of approximately $10 million and $94 million for the three months and six months ended June 30, 2011, respectively.

Note 7—Derivatives

Commodity Derivatives

The Company utilizes derivative instruments to minimize the variability in cash flow due to commodity price movements. The Company has historically entered into derivative instruments such as swap contracts, put options and collars to economically hedge its forecasted oil, natural gas and NGL sales. The Company did not designate any

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

of these contracts as cash flow hedges; therefore, the changes in fair value of these instruments are recorded in current earnings. See Note 8 for fair value disclosures about oil and natural gas commodity derivatives.

The following table summarizes derivative positions for the periods indicated as of June 30, 2012:

	July 1 – December 31, 2012	2013	2014	2015	2016	2017
Natural gas positions:
Fixed price swaps:
Hedged volume (MMMBtu)	43,910	87,290	97,401	118,041	121,841	120,122
Average price ($/MMBtu)	$5.16	$5.22	$5.25	$5.19	$4.20	$4.26
Puts:(1)
Hedged volume (MMMBtu)	38,894	86,198	79,628	71,854	76,269	66,886
Average price ($/MMBtu)	$5.41	$5.37	$5.00	$5.00	$5.00	$4.88
Total:
Hedged volume (MMMBtu)	82,804	173,488	177,029	189,895	198,110	187,008
Average price ($/MMBtu)	$5.28	$5.29	$5.14	$5.12	$4.51	$4.48

Oil positions:
Fixed price swaps:(2)
Hedged volume (MBbls)	4,730	11,871	11,903	11,599	11,464	4,755
Average price ($/Bbl)	$96.72	$94.97	$92.92	$96.23	$90.56	$89.02
Puts:
Hedged volume (MBbls)	1,251	3,105	3,960	3,426	3,271	384
Average price ($/Bbl)	$99.32	$97.86	$91.30	$90.00	$90.00	$90.00
Total:
Hedged volume (MBbls)	5,981	14,976	15,863	15,025	14,735	5,139
Average price ($/Bbl)	$97.26	$95.57	$92.52	$94.81	$90.44	$89.10

Natural gas basis differential positions:(3)
Panhandle basis swaps:
Hedged volume (MMMBtu)	37,535	77,800	79,388	87,162	19,764	—
Hedged differential ($/MMBtu)	$(0.55)	$(0.56)	$(0.33)	$(0.33)	$(0.31)	$—
NWPL—Rockies basis swaps:
Hedge volume (MMMBtu)	14,122	34,785	36,026	38,362	39,199	—
Hedge differential ($/MMBtu)	$(0.20)	$(0.20)	$(0.20)	$(0.20)	$(0.20)	$—
MichCon basis swaps:
Hedged volume (MMMBtu)	4,894	9,600	9,490	9,344	—	—
Hedged differential ($/MMBtu)	$0.12	$0.10	$0.08	$0.06	$—	$—
Houston Ship Channel basis swaps:
Hedged volume (MMMBtu)	3,146	5,731	5,256	4,891	4,575	—
Hedged differential ($/MMBtu)	$(0.10)	$(0.10)	$(0.10)	$(0.10)	$(0.10)	$—
Permian basis swaps:
Hedged volume (MMMBtu)	2,282	4,636	4,891	5,074	—	—
Hedged differential ($/MMBtu)	$(0.19)	$(0.20)	$(0.21)	$(0.21)	$—	$—

Oil timing differential positions:
Trade month roll swaps:(4)
Hedged volume (MBbls)	3,284	6,944	7,254	7,251	7,446	6,486
Hedged differential ($/Bbl)	$0.21	$0.22	$0.22	$0.24	$0.25	$0.25

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

(1)	Includes certain outstanding natural gas puts of approximately 5,329 MMMBtu for the period July 1, 2012, through December 31, 2012, 10,570 MMMBtu for each of the years ending December 31, 2013, December 31, 2014, and December 31, 2015, and 10,599 MMMBtu for the year ending December 31, 2016, used to hedge revenues associated with NGL production.
(2)	Includes certain outstanding fixed price oil swaps of approximately 5,384 MBbls which may be extended annually at a price of $100.00 per Bbl for each of the years ending December 31, 2017, and December 31, 2018, and $90.00 per Bbl for the year ending December 31, 2019, if the counterparties determine that the strike prices are in-the-money on a designated date in each respective preceding year. The extension for each year is exercisable without respect to the other years.
(3)	Settle on the respective pricing index to hedge basis differential associated with natural gas production.
(4)	The Company hedges the timing risk associated with the sales price of oil in the Mid-Continent, Hugoton Basin and Permian Basin regions. In these regions, the Company generally sells oil for the delivery month at a sales price based on the average NYMEX price of light crude oil during that month, plus an adjustment calculated as a spread between the weighted average prices of the delivery month, the next month and the following month during the period when the delivery month is prompt (the “trade month roll”).

During the six months ended June 30, 2012, the Company entered into commodity derivative contracts consisting of oil and natural gas swaps and puts for 2012 through 2017, and paid premiums for put options of approximately $583 million. Also during the six months ended June 30, 2012, the Company entered into natural gas basis swaps for 2012 through 2016 and trade month roll swaps for 2012 through 2017.

Settled derivatives on natural gas production for the three months and six months ended June 30, 2012, included volumes of 34,438 MMMBtu and 58,080 MMMBtu, respectively, at average contract prices of $5.45 per MMBtu and $5.61 per MMBtu. Settled derivatives on oil production for the three months and six months ended June 30, 2012, included volumes of 2,731 MBbls and 5,308 MBbls, respectively, at average contract prices of $98.08 and $98.01 per Bbl. Settled derivatives on natural gas production for the three months and six months ended June 30, 2011, included volumes of 16,106 MMMBtu and 32,178 MMMBtu, respectively, at average contract prices of $8.24 per MMBtu and $8.25 per MMBtu. Settled derivatives on oil production for the three months and six months ended June 30, 2011, included volumes of 1,839 MBbls and 3,671 MBbls, respectively, at an average contract price of $84.08 per Bbl. The natural gas derivatives are settled based on the closing price of NYMEX natural gas on the last trading day for the delivery month, which occurs on the third business day preceding the delivery month, or the relevant index prices of natural gas published in Inside FERC’s Gas Market Report on the first business day of the delivery month. The oil derivatives are settled based on the average closing price of NYMEX light crude oil for each day of the delivery month.

Balance Sheet Presentation

The Company’s commodity derivatives are presented on a net basis in “derivative instruments” on the condensed consolidated balance sheets. The following summarizes the fair value of derivatives outstanding on a gross basis:

	June 30, 2012	December 31, 2011
	(in thousands)
Assets:
Commodity derivatives	$1,730,071	$880,175

Liabilities:
Commodity derivatives	$319,935	$320,835

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

By using derivative instruments to economically hedge exposures to changes in commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company’s counterparties are current participants or affiliates of participants in its Credit Facility or were participants or affiliates of participants in its Credit Facility at the time it originally entered into the derivatives. The Credit Facility is secured by the Company’s oil and natural gas reserves; therefore, the Company is not required to post any collateral. The Company does not receive collateral from its counterparties. The maximum amount of loss due to credit risk that the Company would incur if its counterparties failed completely to perform according to the terms of the contracts, based on the gross fair value of financial instruments, was approximately $1.7 billion at June 30, 2012. The Company minimizes the credit risk in derivative instruments by: (i) limiting its exposure to any single counterparty; (ii) entering into derivative instruments only with counterparties that meet the Company’s minimum credit quality standard, or have a guarantee from an affiliate that meets the Company’s minimum credit quality standard; and (iii) monitoring the creditworthiness of the Company’s counterparties on an ongoing basis. In accordance with the Company’s standard practice, its commodity derivatives are subject to counterparty netting under agreements governing such derivatives and therefore the risk of loss is somewhat mitigated.

Gains (Losses) on Derivatives

Gains and losses on derivatives, including realized and unrealized gains and losses, are reported on the condensed consolidated statements of operations in “gains (losses) on oil and natural gas derivatives.” Realized gains (losses), excluding canceled derivatives, represent amounts related to the settlement of derivative instruments and are aligned with the underlying production. Unrealized gains (losses) represent the change in fair value of the derivative instruments and are noncash items.

The following presents the Company’s reported gains and losses on derivative instruments:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(in thousands)
Realized gains:
Commodity derivatives	$117,740	$42,081	$172,995	$97,890
Recovery of bankruptcy claim (see Note 10)	18,277	—	18,277	—

	136,017	42,081	191,272	97,890
Unrealized gains (losses):
Commodity derivatives	303,630	163,434	250,406	(261,851)
Total gains (losses):

Total	$439,647	$205,515	$441,678	$(163,961)

Note 8—Fair Value Measurements on a Recurring Basis

The Company accounts for its commodity derivatives at fair value (see Note 7) on a recurring basis. The Company uses certain pricing models to determine the fair value of its derivative financial instruments. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. Company management validates the data provided by third parties by

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those securities trade in active markets. Assumed credit risk adjustments, based on published credit ratings, public bond yield spreads and credit default swap spreads, are applied to the Company’s commodity derivatives.

The following presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	June 30, 2012
	Level 2	Netting(1)	Total
	(in thousands)
Assets:
Commodity derivatives	$1,730,071	$(316,224)	$1,413,847
Liabilities:
Commodity derivatives	$319,935	$(316,224)	$3,711

(1)	Represents counterparty netting under agreements governing such derivatives.

Note 9—Asset Retirement Obligations

Asset retirement obligations associated with retiring tangible long-lived assets are recognized as a liability in the period in which a legal obligation is incurred and becomes determinable and are included in “other noncurrent liabilities” on the condensed consolidated balance sheets. Accretion expense is included in “depreciation, depletion and amortization” on the condensed consolidated statements of operations. The fair value of additions to the asset retirement obligations is estimated using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation include estimates of: (i) plug and abandon costs per well based on existing regulatory requirements; (ii) remaining life per well; (iii) future inflation factors (2% for the six months ended June 30, 2012); and (iv) a credit-adjusted risk-free interest rate (average of 7.36% for the six months ended June 30, 2012). These inputs require significant judgments and estimates by the Company’s management at the time of the valuation and are the most sensitive and subject to change.

The following presents a reconciliation of the asset retirement obligations (in thousands):

Asset retirement obligations at December 31, 2011	$71,142
Liabilities added from acquisitions	34,096
Liabilities added from drilling	574
Current year accretion expense	3,373
Settlements	(1,506)
Revision of estimates	942

Asset retirement obligations at June 30, 2012	$108,621

Note 10—Commitments and Contingencies

The Company has been named as a defendant in a number of lawsuits, including claims from royalty owners related to disputed royalty payments and royalty valuations. The Company has established reserves that

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

management currently believes are adequate to provide for potential liabilities based upon its evaluation of these matters. For a certain statewide class action royalty payment dispute where a reserve has not yet been established, the Company has denied that it has any liability on the claims and has raised arguments and defenses that, if accepted by the court, will result in no loss to the Company. Discovery related to class certification has concluded. Briefing and the hearing on class certification have been deferred by court order pending the Tenth Circuit Court of Appeals’ resolution of interlocutory appeals of two unrelated class certification orders. As a result, the Company is unable to estimate a possible loss, or range of possible loss, if any. In addition, the Company is involved in various other disputes arising in the ordinary course of business. The Company is not currently a party to any litigation or pending claims that it believes would have a material adverse effect on its overall business, financial position, results of operations or liquidity; however, cash flow could be significantly impacted in the reporting periods in which such matters are resolved.

In 2008, Lehman Brothers Holdings Inc. (“Lehman Holdings”) and Lehman Brothers Commodity Services Inc. (“Lehman Commodity Services”) (together “Lehman”), filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Southern District of New York. In March 2011, the Company and Lehman entered into Termination Agreements under which the Company was granted general unsecured claims against Lehman in the amount of $51 million (the “Company Claim”). In December 2011, a Chapter 11 Plan (“Plan”) was approved by the Bankruptcy Court. Based on the recovery estimates described in the approved disclosure statement relating to the Plan, the Company expects to ultimately receive a substantial portion of the Company Claim. On April 19, 2012, an initial distribution under the Plan of approximately $25 million was received by the Company resulting in a gain of approximately $18 million which is included in gains (losses) on oil and natural gas derivatives on the condensed consolidated statement of operations.

Note 11—Earnings Per Unit

Basic earnings per unit is computed by dividing net earnings attributable to unitholders by the weighted average number of units outstanding during each period. Diluted earnings per unit is computed by adjusting the average number of units outstanding for the dilutive effect, if any, of unit equivalents. The Company uses the treasury stock method to determine the dilutive effect.

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

The following table provides a reconciliation of the numerators and denominators of the basic and diluted per unit computations for net income (loss):

	Net Income (Loss) (Numerator)	Units (Denominator)	Per Unit Amount
	(in thousands)
Three months ended June 30, 2012:
Net income:
Allocated to units	$237,086
Allocated to unvested restricted units	(2,232)

	$234,854

Net income per unit:
Basic net income per unit		197,507	$1.19
Dilutive effect of unit equivalents		653	—

Diluted net income per unit		198,160	$1.19

Three months ended June 30, 2011:
Net income:
Allocated to units	$237,109
Allocated to unvested restricted units	(2,475)

	$234,634

Net income per unit:
Basic net income per unit		175,035	$1.34
Dilutive effect of unit equivalents		762	(0.01)

Diluted net income per unit		175,797	$1.33

Six months ended June 30, 2012:
Net income:
Allocated to units	$230,884
Allocated to unvested restricted units	(2,735)

	$228,149

Net income per unit:
Basic net income per unit		195,382	$1.17
Dilutive effect of unit equivalents		657	(0.01)

Diluted net income per unit		196,039	$1.16

Six months ended June 30, 2011:
Net loss:
Allocated to units	$(209,573)
Allocated to unvested restricted units	(2,439)

	$(212,012)

Net loss per unit:
Basic net loss per unit		169,104	$(1.25)
Dilutive effect of unit equivalents		—	—

Diluted net loss per unit		169,104	$(1.25)

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

There were no anti-dilutive unit equivalents for the three months or six months ended June 30, 2012, or the three months ended June 30, 2011. Basic units outstanding excludes the effect of weighted average anti-dilutive unit equivalents related to approximately 2 million unit options and warrants for the six months ended June 30, 2011. All equivalent units were anti-dilutive for the six months ended June 30, 2011.

Note 12—Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the state of Texas, with income tax liabilities and/or benefits of the Company passed through to unitholders. Limited liability companies are subject to Texas margin tax. Limited liability companies were also subject to state income taxes in the state of Michigan during the three months and six months ended June 30, 2012. In addition, certain of the Company’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes. As such, with the exception of the state of Texas and certain subsidiaries, the Company is not a taxable entity, it does not directly pay federal and state income taxes and recognition has not been given to federal and state income taxes for the operations of the Company. Amounts recognized for income taxes are reported in “income tax expense” on the condensed consolidated statements of operations.

Note 13—Supplemental Disclosures to the Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Cash Flows

“Other accrued liabilities” reported on the condensed consolidated balance sheets include the following:

	June 30, 2012	December 31, 2011
	(in thousands)
Accrued compensation	$17,068	$19,581
Accrued interest	91,351	55,170
Other	422	1,147

	$108,841	$75,898

Supplemental disclosures to the condensed consolidated statements of cash flows are presented below:

	Six Months Ended June 30,
	2012	2011
	(in thousands)
Cash payments for interest, net of amounts capitalized	$128,617	$124,173

Cash payments for income taxes	$306	$476

Noncash investing activities:
In connection with the acquisition of oil and natural gas properties, liabilities were assumed as follows:
Fair value of assets acquired	$1,841,027	$850,313
Cash paid, net of cash acquired	(1,455,433)	(847,780)
Receivables from sellers	772	5,855
Payables to sellers	(422)	(5,241)

Liabilities assumed	$385,944	$3,147

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(Unaudited)

Included in “acquisition of oil and natural gas properties” on the condensed consolidated statement of cash flows for the six months ended June 30, 2012, is a deposit paid by the Company of approximately $308 million for the pending acquisition (see Note 2).

For purposes of the condensed consolidated statements of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Restricted cash of approximately $4 million is included in “other noncurrent assets” on the condensed consolidated balance sheets at June 30, 2012, and December 31, 2011, and represents cash deposited by the Company into a separate account and designated for asset retirement obligations in accordance with contractual agreements.

The Company manages its working capital and cash requirements to borrow only as needed from its Credit Facility. At June 30, 2012, and December 31, 2011, approximately $13 million and $54 million, respectively, were included in “accounts payable and accrued expenses” on the condensed consolidated balance sheets which represents reclassified net outstanding checks. The Company presents these net outstanding checks as cash flows from financing activities on the condensed consolidated statements of cash flows.

Note 14—Subsidiary Guarantors

The November 2019 Senior Notes, the May 2019 Senior Notes, the 2010 Issued Notes and the Original Senior Notes are guaranteed by all of the Company’s material subsidiaries. The Company is a holding company and has no independent assets or operations of its own, the guarantees under each series of notes are full and unconditional and joint and several, and any subsidiaries of the Company other than the subsidiary guarantors are minor. There are no restrictions on the Company’s ability to obtain cash dividends or other distributions of funds from the guarantor subsidiaries.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Unitholders

Linn Energy, LLC

We have audited the accompanying Statement of Revenues and Direct Operating Expenses of the Assets acquired from BP America Production Company (“BP”) for the year ended December 31, 2011. This financial statement is the responsibility of Linn Energy, LLC management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1. The presentation is not intended to be a complete financial statement presentation of the properties described above.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenues and direct operating expenses, as described in Note 1, of the assets acquired from BP for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Houston, Texas

April 30, 2012

LINN ENERGY, LLC

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF THE HUGOTON

ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

Year Ended December 31, 2011, and

Three Months Ended March 31, 2012, and March 31, 2011

(in thousands)

	Three Months Ended		Year Ended December 31, 2011
	March 31, 2012	March 31, 2011
	(unaudited)		(audited)
Revenues—oil, natural gas and natural gas liquids sales	$56,882	$64,544	$290,240
Direct operating expenses	25,124	26,520	103,490
Third party natural gas purchases	6,188	7,611	37,675

Excess of revenues over direct operating expenses and third party natural gas purchases	$25,570	$30,413	$149,075

The accompanying notes are an integral part of the Statements of Revenues and Direct Operating Expenses.

LINN ENERGY, LLC

HUGOTON ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

Year Ended December 31, 2011, and

Three Months Ended March 31, 2012, and March 31, 2011

Note 1—Basis of Presentation

On February 27, 2012, the Company entered into a definitive purchase and sale agreement to acquire certain oil and natural gas properties (“Properties”) located primarily in the Hugoton Basin of Southwestern Kansas from BP America Production Company (“BP”). The acquisition closed March 30, 2012, for total consideration of approximately $1.17 billion, and was financed primarily with proceeds from a private offering by the Company of 6.25% senior notes due November 2019 which were issued March 2, 2012.

The accompanying statements of revenues and direct operating expenses were prepared from the historical accounting records of BP. These statements are not intended to be a complete presentation of the results of operations of the Properties acquired from BP. The statements do not include general and administrative expense, effects of derivative transactions, interest income or expense, depreciation, depletion and amortization, any provision for income tax expenses and other income and expense items not directly associated with revenues from the Properties. Historical financial statements reflecting financial position, results of operations and cash flows required by United States of America generally accepted accounting principles (“GAAP”) are not presented as such information is not readily available and not meaningful to the Properties. Accordingly, the accompanying statements of revenues and direct operating expenses are presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission (“SEC”) Regulation S-X.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuous changes in the economic environment will be reflected in the financial statements in future periods.

Revenues representative of the ownership interest in the Properties acquired from BP are presented on a gross basis on the statements of revenues and direct operating expenses. Sales of oil, natural gas and natural gas liquids (“NGL”) are recognized when the product has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured, and the sales price is fixed or determinable.

The statements of revenues and direct operating expenses for the three months ended March 31, 2012, and March 31, 2011, are unaudited, but in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results of the interim periods.

Note 2—Commitments and Contingencies

Pursuant to the terms of the purchase and sale agreement between BP and LINN Energy, certain claims, litigation and liabilities arising in connection with ownership of the acquired Properties prior to the effective date are retained by BP. Notwithstanding this indemnification, LINN Energy is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the statements of revenues and direct operating expenses.

LINN ENERGY, LLC

HUGOTON ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES—Continued

Year Ended December 31, 2011, and

Three Months Ended March 31, 2012, and March 31, 2011

Note 3—Subsequent Events

Management has evaluated subsequent events through April 30, 2012, the date the statements of revenues and direct operating expenses were available to be issued, and has concluded no events need to be reported during this period.

Note 4—Supplemental Oil and Natural Gas Reserve Information (Unaudited)

Estimated Quantities of Proved Oil and Natural Gas Reserves

Estimated quantities of proved oil, natural gas and NGL reserves at December 31, 2011, and changes in the reserves during the year, are shown below. These reserve estimates have been prepared in compliance with SEC regulations using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month.

	Natural Gas (MMcf)	Oil and NGL (MBbls)	Total (MMcfe)
Proved developed and undeveloped reserves:
Beginning of year	471,795	46,672	751,824
Revisions of previous estimates	7,839	811	12,705
Production	(29,211)	(3,122)	(47,942)

End of year	450,423	44,361	716,587

Proved developed reserves:
Beginning of year	471,795	46,672	751,824
End of year	450,423	44,361	716,587
Proved undeveloped reserves:
Beginning of year	—	—	—
End of year	—	—	—

LINN ENERGY, LLC

HUGOTON ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES—Continued

Year Ended December 31, 2011, and

Three Months Ended March 31, 2012, and March 31, 2011

Standardized Measure of Discounted Future Net Cash Flows

Information with respect to the standardized measure of discounted future net cash flows relating to proved reserves is summarized below. Future cash inflows are computed by applying applicable prices relating to the Properties’ proved reserves to the year-end quantities of those reserves. Future production, development, site restoration and abandonment costs are derived based on current costs assuming continuation of existing economic conditions. There are no future income tax expenses because the Company is not subject to federal income taxes.

December 31, 2011
(in thousands)
Future estimated revenues	$3,892,894
Future estimated production costs	(1,740,911)
Future estimated development costs	(34,753)

Future net cash flows	2,117,230
10% annual discount for estimated timing of cash flows	(1,138,761)

Standardized measure of discounted future net cash flows	$978,469

Representative NYMEX prices:(1)
Natural gas (MMBtu)	$4.12
Oil (Bbl)	$95.84

(1)	In accordance with SEC regulations, reserves at December 31, 2011, were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The price used to estimate reserves is held constant over the life of the reserves.

The following summarizes the principal sources of change in the standardized measure of discounted future net cash flows during the year ended December 31, 2011 (in thousands):

Sales of oil and natural gas produced during the period	$(149,075)
Changes in estimated future development costs	(59)
Net change in sales prices and production costs related to future production	94,698
Net change due to revisions in quantity estimates	19,811
Accretion of discount	106,219
Changes in production rates and other	(155,318)

$(83,724)

The data presented should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision and their estimation requires many

LINN ENERGY, LLC

HUGOTON ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES—Continued

Year Ended December 31, 2011, and

Three Months Ended March 31, 2012, and March 31, 2011

judgmental determinations and frequent revisions. The required projection of production and related expenditures over time requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from current prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods utilized and the limitations inherent therein.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Unitholders

Linn Energy, LLC

We have audited the accompanying statements of revenues and direct operating expenses of the Green River Assets acquired from BP America Production Company (“BP”) for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of Linn Energy, LLC management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1. The presentation is not intended to be a complete financial statement presentation of the properties described above.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the revenues and direct operating expenses, as described in Note 1, of the Green River Assets acquired from BP for the years ended December 31, 2011 and 2010, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Houston, Texas

September 17, 2012

LINN ENERGY, LLC

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF THE GREEN RIVER

ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

Years Ended December 31, 2011, and December 31, 2010, and

Six Months Ended June 30, 2012, and June 30, 2011

(in thousands)

	Six Months Ended		Years Ended
	June 30, 2012	June 30, 2011	December 31, 2011	December 31, 2010
	(unaudited)		(audited)
Revenues—oil, natural gas and natural gas liquid sales	$86,655	$164,207	$312,263	$391,446
Direct operating expenses	38,628	52,739	$108,427	108,925

Excess of revenues over direct operating expenses	$48,027	$111,468	$203,836	$282,521

The accompanying notes are an integral part of the Statements of Revenues and Direct Operating Expenses.

LINN ENERGY, LLC

GREEN RIVER ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

Years Ended December 31, 2011, and December 31, 2010, and

Six Months Ended June 30, 2012, and June 30, 2011

Note 1—Basis of Presentation

On June 21, 2012, the Company entered into a definitive purchase and sale agreement to acquire certain oil and natural gas properties (“BP Green River Properties”) in the Jonah Field, located in the Green River Basin of southwest Wyoming, from BP America Production Company (“BP”). The acquisition closed July 31, 2012, for total consideration of approximately $990 million, and was financed with borrowings under the Company’s credit facility.

The accompanying statements of revenues and direct operating expenses were prepared from the historical accounting records of BP. These statements are not intended to be a complete presentation of the results of operations of the operations of the BP Green River Properties. The statements do not include general and administrative expense, effects of derivative transactions, interest income or expense, depreciation, depletion and amortization, any provision for income tax expenses and other income and expense items not directly associated with revenues from the BP Green River Properties. Historical financial statements reflecting financial position, results of operations and cash flows required by United States of America generally accepted accounting principles (“GAAP”) are not presented as such information is not readily available and not meaningful to the BP Green River Properties. Accordingly, the accompanying statements of revenues and direct operating expenses are presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission (“SEC”) Regulation S-X.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuous changes in the economic environment will be reflected in the financial statements in future periods.

Revenues representative of the ownership interest in the BP Green River Properties are presented on a gross basis on the statements of revenues and direct operating expenses. Sales of oil, natural gas and natural gas liquids (“NGL”) are recognized when the product has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured, and the sales price is fixed or determinable.

The statements of revenues and direct operating expenses for the six months ended June 30, 2012, and June 30, 2011, are unaudited, but in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results of the interim periods.

Note 2—Commitments and Contingencies

Pursuant to the terms of the purchase and sale agreement between BP and LINN Energy, certain claims, litigation and liabilities arising in connection with ownership of the acquired BP Green River Properties prior to the effective date are retained by BP. Notwithstanding this indemnification, LINN Energy is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the statements of revenues and direct operating expenses.

LINN ENERGY, LLC

GREEN RIVER ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES—Continued

Years Ended December 31, 2011, and December 31, 2010, and

Six Months Ended June 30, 2012, and June 30, 2011

Note 3—Subsequent Events

Management has evaluated subsequent events through September 17, 2012, the date the statements of revenues and direct operating expenses were available to be issued, and has concluded no events need to be reported during this period.

Note 4—Supplemental Oil and Natural Gas Reserve Information (Unaudited)

Estimated Quantities of Proved Oil and Natural Gas Reserves

Estimated quantities of proved oil, natural gas and NGL reserves at December 31, 2011, and December 31, 2010, and changes in the reserves during the year, are shown below. These reserve estimates have been prepared in compliance with SEC regulations using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month.

	Year Ended December 31, 2011
	Natural Gas (MMcf)	Oil and NGL (MBbls)	Total (MMcfe)
Proved developed and undeveloped reserves:
Beginning of year	679,331	40,986	925,245
Revisions of previous estimates	3,647	236	5,068
Production	(54,818)	(2,280)	(68,501)

End of year	628,160	38,942	861,812

Proved developed reserves:
Beginning of year	402,467	22,897	539,849
End of year	350,177	20,779	474,853
Proved undeveloped reserves:
Beginning of year	276,864	18,089	385,396
End of year	277,983	18,163	386,959

	Year Ended December 31, 2010
	Natural Gas (MMcf)	Oil and NGL (MBbls)	Total (MMcfe)
Proved developed and undeveloped reserves:
Beginning of year	727,373	42,734	983,779
Revisions of previous estimates	18,686	1,208	25,927
Production	(66,728)	(2,956)	(84,461)

End of year	679,331	40,986	925,245

Proved developed reserves:
Beginning of year	455,969	25,006	606,009
End of year	402,467	22,897	539,849
Proved undeveloped reserves:
Beginning of year	271,404	17,728	377,770
End of year	276,864	18,089	385,396

LINN ENERGY, LLC

GREEN RIVER ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES—Continued

Years Ended December 31, 2011, and December 31, 2010, and

Six Months Ended June 30, 2012, and June 30, 2011

Standardized Measure of Discounted Future Net Cash Flows

Information with respect to the standardized measure of discounted future net cash flows relating to proved reserves is summarized below. Future cash inflows are computed by applying applicable prices relating to the BP Green River Properties’ proved reserves to the year-end quantities of those reserves. Future production, development, site restoration and abandonment costs are derived based on current costs assuming continuation of existing economic conditions. There are no future income tax expenses because the Company is not subject to federal income taxes.

	December 31,
	2011	2010
	(in thousands)
Future estimated revenues	$4,190,099	$3,945,586
Future estimated production costs	(1,704,182)	(1,614,721)
Future estimated development costs	(564,964)	(513,416)

Future net cash flows	1,920,953	1,817,449
10% annual discount for estimated timing of cash flows	(938,572)	(788,267)

Standardized measure of discounted future net cash flows	$982,381	$1,029,182

Representative NYMEX prices:(1)
Natural gas (MMBtu)	$4.12	$4.38
Oil (Bbl)	$95.84	$79.29

(1)	In accordance with SEC regulations, reserves at December 31, 2011, and December 31, 2010, were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The price used to estimate reserves is held constant over the life of the reserves.

The following summarizes the principal sources of change in the standardized measure of discounted future net cash flows:

	December 31,
	2011	2010
	(in thousands)
Sales of oil and natural gas produced during the period	$(203,836)	$(282,521)
Changes in estimated future development costs	(26,362)	(26,651)
Net change in sales prices and production costs related to future production	194,908	410,037
Net change due to revisions in quantity estimates	8,278	43,377
Accretion of discount	102,918	97,128
Changes in production rates and other	(122,707)	(183,467)

	$(46,801)	$57,903

LINN ENERGY, LLC

GREEN RIVER ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES—Continued

Years Ended December 31, 2011, and December 31, 2010, and

Six Months Ended June 30, 2012, and June 30, 2011

The data presented should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. The required projection of production and related expenditures over time requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from current prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods utilized and the limitations inherent therein.

Appendix A—Glossary of Terms

As commonly used in the oil and natural gas industry and as used in this registration statement, the following terms have the following meanings:

Basin. A large area with a relatively thick accumulation of sedimentary rocks.

Bbl. One stock tank barrel or 42 U.S. gallons liquid volume.

Bcf. One billion cubic feet.

Bcfe. One billion cubic feet equivalent, determined using a ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

Btu. One British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 degrees to 59.5 degrees Fahrenheit.

Development well. A well drilled within the proved area of a reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production would exceed production expenses and taxes.

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Formation. A stratum of rock that is recognizable from adjacent strata consisting mainly of a certain type of rock or combination of rock types with thickness that may range from less than two feet to hundreds of feet.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

MBbls. One thousand barrels of oil or other liquid hydrocarbons.

MBbls/d. MBbls per day.

Mcf. One thousand cubic feet.

Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

MMBbls. One million barrels of oil or other liquid hydrocarbons.

MMBoe. One million barrels of oil equivalent, determined using a ratio of one Bbl of oil, condensate or natural gas liquids to six Mcf.

MMBtu. One million British thermal units.

MMcf. One million cubic feet.

MMcf/d. MMcf per day.

MMcfe. One million cubic feet equivalent, determined using a ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

MMcfe/d. MMcfe per day.

MMMBtu. One billion British thermal units.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells, as the case may be.

NGL. Natural gas liquids, which are the hydrocarbon liquids contained within natural gas.

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceeds production expenses and taxes.

Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Additional reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included in “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved reserves. Reserves that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Proved undeveloped drilling location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

Proved undeveloped reserves or PUDs. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Recompletion. The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reservoir. A porous and permeable underground formation containing a natural accumulation of economically productive natural gas and/or oil that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

Royalty interest. An interest that entitles the owner of such interest to a share of the mineral production from a property or to a share of the proceeds there from. It does not contain the rights and obligations of operating the property and normally does not bear any of the costs of exploration, development and operation of the property.

Spacing. The number of wells which conservation laws allow to be drilled on a given area of land.

Standardized measure of discounted future net cash flows. The present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the regulations of the Securities and Exchange Commission, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expenses or depreciation, depletion and amortization; discounted using an annual discount rate of 10%.

Tcfe. One trillion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil, natural gas and NGL regardless of whether such acreage contains proved reserves.

Unproved reserves. Reserves that are considered less certain to be recovered than proved reserves. Unproved reserves may be further sub-classified to denote progressively increasing uncertainty of recoverability and include probable reserves and possible reserves.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

Workover. Maintenance on a producing well to restore or increase production.

Zone. A stratigraphic interval containing one or more reservoirs.

LinnCo, LLC

30,250,000 Common Shares

Representing Limited Liability Company Interests

Prospectus

October 11, 2012

Barclays

Citigroup

RBC Capital Markets

Wells Fargo Securities

BofA Merrill Lynch

Credit Suisse

Raymond James

UBS Investment Bank

Goldman, Sachs & Co.

J.P. Morgan

Baird

BMO Capital Markets

Credit Agricole CIB

CIBC

Scotiabank / Howard Weil

Mitsubishi UFJ Securities

Through and including November 5, 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.